As confidentially submitted to the United States Securities and Exchange Commission on February 16, 2021

Registration No: [_]

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-4

REGISTRATION STATEMENT UNDER

THE SECURITIES ACT OF 1933

Holicity Inc.

(Exact name of registrant as specified in its charter)

Delaware	6770	85-1270303
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

2300 Carillon Point

Kirkland, WA 98033

Telephone: (425) 278-7100

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Craig O. McCaw

Chairman of the Board

Holicity Inc.

2300 Carillon Point

Kirkland, WA 98033

Telephone: (425) 278-7100

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Jason Osborn David A. Sakowitz Winston & Strawn LLP 200 Park Avenue New York, NY 10166 (212) 294-6700	Carl P. Marcellino Paul D. Tropp Ropes & Gray LLP 1211 Avenue of the Americas New York, NY 10036 (212) 596-9000	Chris Kemp Kelyn Brannon Astra Space, Inc. 1900 Skyhawk Street Alameda, CA 94501 (866) 278-7217

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective and all other conditions to the transactions contemplated by the Business Combination Agreement described in the included proxy statement/prospectus have been satisfied or waived.

If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

☐	Large accelerated filer	☐	Accelerated filer
☒	Non-accelerated filer	☒	Smaller reporting company
		☒	Emerging growth company

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act ☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

☐	Exchange Act Rule 13e-4(i)	☐	Exchange Act Rule 14d-1(d)
	(Cross-Border Issuer Tender Offer)		(Cross-Border Third-Party Tender Offer)

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered		Proposed Maximum Offering Price Per Share		Proposed Maximum Aggregate Offering Price			Amount of Registration Fee
Class A common stock, par value $0.0001 per share	[●]	(1)	$	[●]	$	[●]	(2)	$	[●]	(3)
Class B common stock, par value $0.0001 per share	[●]	(4)	$	[●]	$	[●]	(5)	$	[●]	(3)
Class A common stock, par value $0.0001 per share	[●]	(6)		—		—			—	(7)
Total					$	[●]		$	[●]

(1)	Based on the maximum number of shares of Class A common stock, par value $0.0001 per share (“Holicity Class A common stock”), of the registrant (“Holicity”) estimated to be issued in connection with the business combination described herein (the “Business Combination”). Such maximum number of shares of Holicity Class A common stock is based on the sum of: (a) 50,000,000 shares of Holicity Class A common stock to be issued to the holders of shares of Class A common stock, par value $0.000001 per share (“Astra Class A common stock”), of Astra Space, Inc. (“Astra”) and (b) shares of preferred stock, par value $0.000001 per share (“Astra preferred stock”), of Astra.

(2)	Pursuant to Rules 457(c) and 457(f)(1) promulgated under the Securities Act and solely for the purpose of calculating the registration fee, the proposed maximum aggregate offering price is calculated as the product of (i) 50,000,000 shares of Holicity Class A common stock and (ii) $[●], the average of the high and low trading prices of Holicity Class A common stock on [●] , 2021 (within five business days prior to the date of this Registration Statement).

(3)	Calculated pursuant to Rule 457 under the Securities Act by multiplying the proposed maximum aggregate offering price of securities to be registered by 0.0001091.

(4)

Shares of Class B common stock, par value $0.0001 per share (“Holicity Class B common stock”) of Holicity to be issued to the holders of shares of Class B common stock, and to each share of Astra Class A common stock held by Chris Kemp (“Kemp”) and Adam London (“London”) (each an “Astra Founder” and together the “Astra Founders”), par value $0.000001 per share (“Astra Class B common stock”) of Astra.

(5)	Pursuant to Rules 457(c) and 457(f)(1) promulgated under the Securities Act and solely for the purpose of calculating the registration fee, the proposed maximum aggregate offering price is calculated as the product of (i) 7,500,000 shares of Holicity Class B common stock and (ii) $[●], the average of the high and low trading prices of Holicity Class A common stock on [●], 2021 (within five business days prior to the date of this Registration Statement). For purposes of calculating the registration fee, the Holicity Class B common stock is treated as having the same value as the Holicity Class A common stock as each share of Holicity Class B common stock is convertible into one share of Holicity Class A common stock.

(6)	Holicity Class A common stock issuable upon the conversion of Holicity Class B common stock.

(7)	Pursuant to Rule 457(i) promulgated under the Securities Act, no separate registration fee is required.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the SEC, acting pursuant to said Section 8(a), may determine.

The information in this preliminary proxy statement/prospectus is not complete and may be changed. These securities may not be issued until the registration statement filed with the U.S. Securities and Exchange Commission is effective. This preliminary prospectus statement/prospectus is not an offer to sell these securities and does not constitute the solicitation of an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY — SUBJECT TO COMPLETION DATED FEBRUARY [●], 2021

PROXY STATEMENT OF HOLICITY INC.

PROSPECTUS FOR

57,500,000 SHARES OF CLASS A COMMON STOCK AND

[15,333,317] SHARES OF CLASS A COMMON STOCK UNDERLYING WARRANTS
OF HOLICITY INC.

(WHICH WILL BE RENAMED ASTRA SPACE, INC.)

The board of directors of Holicity Inc., a Delaware corporation (“Holicity,” “we,” “us” or “our”), has unanimously approved a business combination agreement, dated February 2, 2021, by and among Holicity, Holicity Merger Sub Inc., a wholly owned subsidiary of Holicity (“Merger Sub”), and Astra Space, Inc., a Delaware corporation (“Astra”) (as it may be amended and/or restated from time to time, the “Business Combination Agreement”). If the Business Combination Agreement is adopted by Holicity’s stockholders and the transactions under the Business Combination Agreement are consummated, Merger Sub will merge with and into Astra with Astra surviving the merger as a wholly owned subsidiary of Holicity (the “Business Combination”). In addition, in connection with the consummation of the Business Combination, Holicity will be renamed “Astra Space, Inc.” and is referred to herein as “New Astra” as of the time following such change of name.

Under the Business Combination Agreement, Holicity has agreed to acquire all of the outstanding equity interests of Astra for approximately $2.03 billion in aggregate consideration. Astra stockholders will receive consideration in the form of shares of common stock of New Astra.

Immediately prior to the Effective Time, each share of Astra Class A common stock held by Chris Kemp (“Kemp”) and Adam London (“London”) (each an “Astra Founder” and together the “Astra Founders”) that is issued and outstanding as of such time shall automatically convert into one (1) share of Astra Class B common stock in accordance with an exchange agreement dated prior to the Effective Time between Astra and each Astra Founder. In addition, immediately prior to the Effective Time, each share of Holicity Class B common stock that is issued and outstanding as of such time shall automatically convert in accordance with the terms of Holicity’s Certificate of Incorporation into one (1) share of Holicity Class A common stock, all of the shares of Holicity Class B common stock converted into shares of Holicity Class A common stock shall no longer be outstanding and shall cease to exist, and each holder of Holicity Class B common stock shall thereafter cease to have any rights with respect to such securities.

At the Effective Time of the Business Combination (the “Effective Time”), the stock consideration to be issued to (i) the then current holders of stock in Astra (other than the holders of Astra Class B common stock or Astra Founders preferred stock) will be in the form of Class A common stock of New Astra (“New Astra Class A common stock”) and (ii) the Astra Founders will be in the form of shares of Class B common stock of New Astra (“New Astra Class B common stock”). The consummation of the Business Combination is conditioned upon, among other things, Holicity having an aggregate cash amount of at least $250 million available at Closing from the Trust Account and PIPE Investors (the “Minimum Cash Condition”) (though this condition may be waived by Astra).

At the Effective Time, each outstanding option to purchase shares of Astra common stock (each an “Astra option”) that is outstanding and unexercised, whether or not then vested or exercisable, will be assumed by New Astra and will be converted into an option to acquire shares of Class A common stock of New Astra with the same terms and conditions as applied to the Astra option immediately prior to the Effective Time (a “New Astra option”); provided that the number of shares underlying such New Astra option will be determined by multiplying the number of shares of Astra common stock subject to such option immediately prior to the Effective Time, by the ratio determined by dividing the per share merger consideration value by $10.00 (the product being the “Exchange Ratio”), which product shall be rounded down to the nearest whole number of shares, and the per share exercise price of such New Astra option will be determined by dividing the per share exercise price immediately prior to the Effective Time by the Exchange Ratio, which quotient shall be rounded down to the nearest whole cent.

At the Effective Time, each warrant to purchase shares of Astra’s capital stock (each an “Astra warrant”) that is issued and outstanding immediately prior to the Effective Time and not terminated pursuant to its terms will be converted into a warrant to acquire shares of Class A common stock of New Astra with the same terms and conditions as applied to the Astra warrant immediately prior to the Effective Time (a “New Astra warrant”); provided that the number of shares underlying such New Astra warrant will be determined by multiplying the number of shares of Astra common stock subject to such warrant immediately prior to the Effective Time, by the Exchange Ratio, which product shall be rounded down to the nearest whole number of shares, and the per share exercise price of such New Astra warrant will be determined by dividing the per share exercise price immediately prior to the Effective Time by the Exchange Ratio, which quotient shall be rounded down to the nearest whole cent.

Immediately prior to the Effective Time, each unvested restricted share of Astra common stock and each unvested restricted stock unit of Astra common stock (each an “Astra restricted share”) will become immediately vested and the holder will be entitled to receive the applicable per share merger consideration, less applicable tax withholding, if any.

Class B common stock of New Astra will have the same economic terms as the Class A common stock of New Astra, but the Class B common stock will have ten (10) votes per share. The New Astra Class B common stock will be subject to a “sunset” provision if the Astra Founders and other qualified holders of Class B common stock collectively cease to beneficially own at least twenty percent (20%) of the number of shares of New Astra Class B common stock collectively held by the Astra Founders and their permitted transferees as of the Effective Time of the Business Combination.

The total maximum number of shares of New Astra Class A common stock expected to be issued at the Closing of the Business Combination is approximately 201,277,817, assuming no redemptions. The total number of shares of New Astra Class B common stock expected to be issued at the Closing of the Business Combination is approximately 59,222,183. Holders of shares of Astra capital stock will hold, in the aggregate approximately 78% of the issued and outstanding shares of New Astra common stock immediately following the Closing of the Business Combination and the Astra Founders are expected to have approximately 75% of the combined voting power of New Astra. Accordingly, immediately following the Closing of the Business Combination, the holders of New Astra Class common stock and one or more of their permitted transferees will control New Astra and New Astra will be a controlled company within the meaning of Nasdaq’s corporate governance standards. For a description of the exemptions from Nasdaq’s corporate governance standards that are available to controlled companies, please see the section entitled “New Astra Management After the Business Combination — Controlled Company Exemption”

Immediately prior to the Effective Time of the Business Combination, each of the currently issued and outstanding shares of Holicity Class A common stock will automatically convert, on a one-for-one basis, into shares of New Astra Class A common stock in accordance with the terms of the Current Charter.

Holicity’s units, Class A common stock and public warrants are publicly traded on the Nasdaq Capital Market (“Nasdaq”) under the symbols “HOLUU”, “HOL” and “HOLUW”, respectively. Holicity intends to apply to list the New Astra Class A common stock and public warrants on Nasdaq under the symbols “ASTR” and “ASTR WS”, respectively, upon the Closing of the Business Combination. New Astra will not have units traded following Closing of the Business Combination.

Holicity will hold a special meeting of stockholders (the “Special Meeting”) to consider matters relating to the Business Combination. Holicity cannot complete the Business Combination unless Holicity’s stockholders consent to the approval of the Business Combination Agreement and the transactions contemplated thereby. Holicity is sending you this proxy statement/prospectus to ask you to vote in favor of these and the other matters described in this proxy statement/prospectus.

Unless adjourned, the Special Meeting of the stockholders of Holicity will be held at _______________, New York City time, on _____________, 2021 at _____________________. In light of ongoing developments related to the novel coronavirus (COVID-19), after careful consideration, Holicity has determined that the special meeting will be a virtual meeting conducted exclusively via live webcast in order to facilitate stockholder attendance and participation while safeguarding the health and safety of our stockholders, directors and management team. You or your proxyholder will be able to attend the virtual special meeting online, vote, view the list of stockholders entitled to vote at the special meeting and submit questions during the special meeting by visiting _____________ and using a control number assigned by Continental Stock Transfer & Trust Company. To register and receive access to the virtual meeting, registered stockholders and beneficial stockholders (those holding shares through a stock brokerage account or by a bank or other holder of record) will need to follow the instructions applicable to them provided in this proxy statement/ prospectus.

This proxy statement/prospectus provides you with detailed information about the Business Combination. It also contains or references information about Holicity and New Astra and certain related matters. You are encouraged to read this proxy statement/prospectus carefully. In particular, you should read the “Risk Factors” section beginning on page 36 for a discussion of the risks you should consider in evaluating the Business Combination and how it will affect you.

If you have any questions or need assistance voting your common stock, please contact Morrow Sodali LLC (“Morrow”), our proxy solicitor, by calling (800) 662-5200, or banks and brokers can call collect at (203) 658-9400, or by emailing HOL.info@investor.morrowsodali.com. This notice of special meeting is and the proxy statement/prospectus relating to the Business Combination will be available at _______________.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of the Business Combination or the other transactions contemplated thereby, as described in this proxy statement/ prospectus, or passed upon the adequacy or accuracy of the disclosure in this proxy statement/prospectus. Any representation to the contrary is a criminal offense.

This proxy statement/prospectus is dated ___________, 2021, and is first being mailed to stockholders of Holicity on or about ___________, 2021.

Holicity Inc.

2300 Carillon Point

Kirkland, Washington 98033

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS TO BE HELD ON _______, 2021

TO THE STOCKHOLDERS OF HOLICITY INC.:

NOTICE IS HEREBY GIVEN that a special meeting (the “Special Meeting”) of the stockholders of Holicity Inc., a Delaware corporation (“Holicity,” “we,” “us” or “our”), will be held at ______ a.m., New York City time, on __________, 2021 at ___________. You are cordially invited to attend the Special Meeting, which will be held for the following purposes:

(a)	Proposal No. 1 — The Business Combination Proposal — to consider and vote upon a proposal to approve the business combination agreement, dated as of February 2, 2021 (as may be amended and/or restated from time to time, the “Business Combination Agreement”), by and among Holicity, Holicity Merger Sub Inc., a Delaware corporation and a wholly-owned subsidiary of Holicity (“Merger Sub”), and Astra Space, Inc., a Delaware corporation (“Astra”), and the transactions contemplated thereby, pursuant to which Merger Sub will merge with and into Astra with Astra surviving the merger as a wholly owned subsidiary of Holicity (the transactions contemplated by the Business Combination Agreement, the “Business Combination” and such proposal, the “Business Combination Proposal”);

(b)	Proposal No. 2 — The Charter Proposal — to consider and vote upon a proposal to approve, assuming the Business Combination Proposal is approved and adopted, the proposed second amended and restated certificate of incorporation of Holicity (the “Proposed Charter”), which will replace Holicity’s amended and restated certificate of incorporation, dated August 5, 2020 (the “Current Charter”) and will be in effect upon the Closing of the Business Combination (we refer to such proposal as the “Charter Proposal”);

(c)	Proposal No. 3 — The Advisory Charter Proposals — to consider and vote upon separate proposals to approve, on a non-binding advisory basis, the following material differences between the Proposed Charter and the Current Charter, which are being presented in accordance with the requirements of the SEC as seven separate sub-proposals (we refer to such proposals as the “Advisory Charter Proposals”);

(i)	Advisory Charter Proposal A — Under the Proposed Charter, New Astra will be authorized to issue [●] shares of capital stock, consisting of (i) [●] shares of New Astra Class A common stock, par value $0.0001 per share, (ii) [●] shares of New Astra Class B common stock, par value $0.0001 per share, and (iii) [●] shares of preferred stock, par value $0.0001 per share, as opposed to the Current Charter authorizing Holicity to issue 221,000,000 shares of capital stock, consisting of (a) 220,000,000 shares of common stock, including 200,000,000 shares of Class A common stock, par value $0.0001 per share, and 20,000,000 shares of Class B common stock, par value $0.0001 per share, and (b) 1,000,000 shares of preferred stock, par value $0.0001 per share;

(ii)	Advisory Charter Proposal B — Holders of shares of New Astra Class A common stock will be entitled to cast one vote per share of New Astra Class A common stock and holders of shares of New Astra Class B common stock will be entitled to cast 10 votes per share of New Astra Class B common stock on each matter properly submitted to New Astra’s stockholders entitled to vote, as opposed to each share of Holicity Class A common stock and Holicity Class B common stock being entitled to one vote per share on each matter properly submitted to Holicity’s stockholders entitled to vote;

(iii)	Advisory Charter Proposal C — Any action required or permitted to be taken by the stockholders of New Astra may be taken by written consent until the time the issued and outstanding shares of Class B common stock represent less than 50% of the voting power of the then outstanding shares of capital stock of New Astra;

(iv)	Advisory Charter Proposal D — Amendments to certain provisions of the Proposed Charter relating to the rights of Class A and Class B common stock will require (i) so long as any shares of Class B common stock remain outstanding, the affirmative vote of the holders of at least two-thirds of the outstanding shares of Class B common stock of New Astra, voting as a separate class, (ii) so long as any shares of Class A common stock remain outstanding, the affirmative vote of the holders of a majority of the outstanding shares of Class A common stock of New Astra, voting as a separate class, and (iii) the affirmative vote of the holders of a majority of the voting power of the then outstanding capital stock of New Astra, as opposed to the Current Charter only requiring such an amendment to be approved by stockholders in accordance with Delaware law;

(v)	Advisory Charter Proposal E — The bylaws of New Astra may be amended, altered or repealed or adopted either (x) by the affirmative vote of a majority of the New Astra board of directors present at any regular or special meeting of the Board at which a quorum is present or (y) (i) when outstanding Class B common stock represents less than 50% of the total voting power, the affirmative vote of the holders of at least two-thirds of the voting power of the capital stock of New Astra or, prior to such time, (ii) the affirmative vote of the holders of a majority of the voting power of the outstanding capital stock of New Astra, as opposed to the bylaws of Holicity requiring the approval of a majority of the board of directors of Holicity or by the affirmative vote of the holders of a majority of Holicity’s outstanding shares;

(vi)	Advisory Charter Proposal F — The number of directors will be fixed and may be modified either (i) by the New Astra board of directors or (ii) by the affirmative vote of the holders of at least two-thirds of the voting power of the outstanding capital stock of New Astra, depending on the number of shares of New Astra Class B common stock beneficially owned by the Astra Founders at such time.

(vii)	Advisory Charter Proposal G — Delaware law permits a corporation to classify its board of directors into as many as three classes with staggered terms of office. The board of directors will be classified into three classes, which will have staggered terms of office such that one-third of the directors’ terms will expire each year and the succeeding directors will have a term of three years.

(d)	Proposal No. 4 — The Stock Issuance Proposal — to consider and vote upon a proposal to approve, assuming the Business Combination Proposal and the Charter Proposal are approved and adopted, for the purposes of complying with the applicable listing rules of Nasdaq, the issuance of (x) shares of Holicity Class A common stock pursuant to the terms of the Business Combination Agreement and (y) shares of Holicity Class A common stock to certain institutional investors (the “PIPE Investors”) in connection with the Private Placement, plus any additional shares pursuant to subscription agreements we may enter into prior to Closing (we refer to this proposal as the “Stock Issuance Proposal”);

(e)	Proposal No. 5 — The Incentive Plan Proposal — to consider and vote upon a proposal to approve, assuming the Business Combination Proposal, the Charter Proposal and the Stock Issuance Proposal are approved and adopted, the Astra Space, Inc. 2021 Omnibus Incentive Plan (the “Incentive Plan”), a copy of which is attached to this proxy statement/prospectus as Annex F, including the authorization of the initial share reserve under the Incentive Plan (the “Incentive Plan Proposal”);

(f)	Proposal No. 6 — The Adjournment Proposal — to consider and vote upon a proposal to approve the adjournment of the Special Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the Special Meeting, any of the Business Combination Proposal, the Charter Proposal, the Stock Issuance Proposal and the Incentive Plan Proposal (together the “condition precedent proposals”) would not be duly approved and adopted by our stockholders or we determine that one or more of the Closing conditions under the Business Combination Agreement is not satisfied or waived (we refer to this proposal as the “Adjournment Proposal”).

Only holders of record of shares of Holicity’s Class A common stock and Class B common stock (collectively, “Holicity Shares”) at the close of business on [__], 2021 are entitled to notice of and to vote and have their votes counted at the Special Meeting and any further adjournments or postponements of the Special Meeting.

We will provide you with the proxy statement/prospectus and a proxy card in connection with the solicitation of proxies to be voted at the Special Meeting and at any adjournment of the Special Meeting. Whether or not you plan to attend the Special Meeting, we urge you to read, when available, the proxy statement/prospectus (and any documents incorporated into the proxy statement/prospectus by reference) carefully. Please pay particular attention to the section entitled “Risk Factors.”

After careful consideration, Holicity’s board of directors has determined that each of the Business Combination Proposal, the Charter Proposal, the Advisory Charter Proposals, the Stock Issuance Proposal, the Incentive Plan Proposal and the Adjournment Proposal are in the best interests of Holicity and its stockholders and unanimously recommends that you vote or give instruction to vote “FOR” each of those proposals.

The existence of financial and personal interests of Holicity’s directors and officers may result in a conflict of interest on the part of one or more of the directors between what they may believe is in the best interests of Holicity and its stockholders and what they may believe is best for himself or themselves in determining to recommend that stockholders vote for the proposals. See the section entitled “The Business Combination Proposal — Interests of Holicity’s Directors and Officers in the Business Combination” in the proxy statement/prospectus for a further discussion.

Under the Business Combination Agreement, the approval of the condition precedent proposals presented at the Special Meeting is a condition to the consummation of the Business Combination. The adoption of each condition precedent proposal is conditioned on the approval of all of the condition precedent proposals. If our stockholders do not approve each of the condition precedent proposals, the Business Combination may not be consummated. The Adjournment Proposal and the Advisory Charter Proposals are not conditioned on the approval of any other proposal.

In connection with our Initial Public Offering, our sponsor, X-icity Holdings Corporation, a Washington corporation, and certain of our employees, officers and directors entered into a letter agreement to vote their shares of Holicity Class B common stock purchased prior to our Initial Public Offering, as well as any shares of Holicity Class A common stock sold as part of the units by us in our Initial Public Offering purchased by them during or after our Initial Public Offering, in favor of the Business Combination Proposal, and we also expect them to vote their shares in favor of all other proposals being presented at the Special Meeting. As of the date hereof, such persons and entities collectively own 20% of our total outstanding common stock.

Pursuant to the Current Charter, a holder of public shares (a “public stockholder”) may request that Holicity redeem all or a portion of its public shares for cash if the Business Combination is consummated. As a public stockholder, and assuming the Business Combination is consummated, you will be entitled to receive cash for any public shares to be redeemed only if you:

(i)	(a) hold public shares or (b) hold public shares through units and you elect to separate your units into the underlying public shares and public warrants prior to exercising your redemption rights with respect to the public shares; and

(ii)	prior to _________, New York City time, on _________________, 2021, (a) submit a written request, including the legal name, phone number and address of the beneficial owner of the shares for which redemption is requested, to Continental Stock Transfer & Trust Company, Holicity’s transfer agent (the “transfer agent”), that Holicity redeem your public shares for cash and (b) deliver your public shares to the transfer agent, physically or electronically through Depository Trust Company (“DTC”).

Holders of units must elect to separate the underlying public shares and public warrants prior to exercising redemption rights with respect to the public shares. If holders hold their units in an account at a brokerage firm or bank, holders must notify their broker or bank that they elect to separate the units into the underlying public shares and public warrants, or if a holder holds units registered in its own name, the holder must contact the transfer agent, directly and instruct it to do so. Public stockholders may elect to redeem all or a portion of their public shares even if they vote for the Business Combination Proposal. If the Business Combination is not consummated, the public shares will not be redeemed for cash. If the Business Combination is consummated and a public stockholder properly exercises its right to redeem its public shares and timely delivers its shares to the transfer agent, we will redeem each public share for a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account established in connection with our Initial Public Offering (the “Trust Account”), calculated as of two business days prior to the consummation of the Business Combination, including interest earned on the funds held in the Trust Account and not previously released to us to pay our taxes, divided by the number of then issued and outstanding public shares. For illustrative purposes, as of December 31, 2020, this would have amounted to approximately $10.00 per public share. If a public stockholder exercises its redemption rights, then it will be exchanging its redeemed public shares for cash and will no longer own such shares. Any request to redeem public shares, once made, may be withdrawn at any time until the deadline for submitting redemption requests and thereafter, with our consent, until the Closing (as defined below). If a holder of a public share delivers its shares in connection with an election to redeem and subsequently decides prior to the deadline for submitting redemption requests not to elect to exercise such rights, it may simply request that Holicity instruct the transfer agent to return the shares (physically or electronically). The holder can make such request by contacting the transfer agent, at the address or email address listed in this proxy statement/prospectus. See “The Special Meeting — Redemption Rights” in the proxy statement/prospectus for a detailed description of the procedures to be followed if you wish to redeem your public shares for cash.

Notwithstanding the foregoing, a holder of public shares, together with any affiliate of such public stockholder or any other person with whom such public stockholder is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), will be restricted from redeeming its public shares with respect to more than an aggregate of 15% of the public shares. Accordingly, if a public stockholder, alone or acting in concert or as a group, seeks to redeem more than 15% of the public shares, then any such shares in excess of that 15% limit would not be redeemed for cash.

Subject to approval by Holicity Stockholders of the Business Combination Proposal, the Charter Proposal and the Advisory Charter Proposals, at the Closing, we will adopt a dual class stock structure, comprised of Class A common stock, which will carry one vote per share, and Class B common stock, which will carry 10 votes per share. the Class B common stock of New Astra will have the same economic terms as the Class A common stock of New Astra. Upon the Closing, all stockholders of New Astra will hold only shares of New Astra Class A common stock, except for the Astra Founders and their permitted transferees, who will hold shares of New Astra Class B common stock. Immediately following the Closing, including by virtue of their holdings of New Astra Class B common stock, the Astra Founders and their permitted transferees are currently expected to hold approximately seventy-five percent (75%) of the voting power of the issued and outstanding capital stock of New Astra. The New Astra Class B common stock is also subject to a “sunset” if the Astra Founders and other qualified holders of Class B common stock collectively cease to beneficially own less than twenty percent (20%) of the New Astra Class B common stock held by the Astra Founders and their permitted transferees as of the Effective Time. See “Description of New Astra Securities — New Astra Common Stock — Class B Common Stock — Mandatory Conversion.”

Furthermore, Holicity entered into subscription agreements (the “Subscription Agreements”) with the PIPE Investors, pursuant to which the PIPE Investors have agreed to purchase immediately prior to the Closing an aggregate of 20,000,000 shares of Holicity Class A common stock at a purchase price of $10.00 per share. In connection with the Closing, all of the issued and outstanding shares of Holicity Class A common stock, including the shares of Holicity Class A common stock issued to the PIPE Investors, will be exchanged, on a one-for-one basis, for shares of New Astra Class A common stock.

All Holicity Stockholders are cordially invited to attend the Special Meeting which will be held in virtual format. You will not be able to physically attend the Special Meeting. To ensure your representation at the Special Meeting, however, you are urged to complete, sign, date and return the proxy card accompanying the proxy statement/prospectus as soon as possible. If you are a stockholder of record holding shares of Holicity Shares, you may also cast your vote at the Special Meeting electronically by visiting _____________. If your shares are held in an account at a brokerage firm or bank, you must instruct your broker or bank on how to vote your shares or, if you wish to attend the Special Meeting and vote electronically, obtain a proxy from your broker or bank. The Charter Proposal requires the affirmative vote of the holders of at least a majority of the outstanding shares of Holicity Shares, voting as a single class. Accordingly, if you do not vote or do not instruct your broker or bank how to vote, it will have the same effect as a vote “AGAINST” the Charter Proposal. Because approval of the other proposals only requires a majority of the votes cast, assuming a quorum is established at the Special Meeting, if you do not vote or do not instruct your broker or bank how to vote, it will have no effect on these other proposals because such action would not count as a vote cast at the Special Meeting.

Your vote is important regardless of the number of shares you own. Whether you plan to attend the Special Meeting or not, please sign, date and return the proxy card accompanying the proxy statement/ prospectus as soon as possible in the envelope provided. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker to ensure that votes related to the shares you beneficially own are properly counted.

If you have any questions or need assistance voting your common stock, please contact Morrow Sodali LLC (“Morrow”), our proxy solicitor, by calling (800) 662-5200, or banks and brokers can call collect at (203) 658-9400, or by emailing HOL.info@investor.morrowsodali.com. This notice of special meeting is and the proxy statement/prospectus relating to the Business Combination will be available at _______________.

Thank you for your participation. We look forward to your continued support.

________________________, 2021

IF YOU RETURN YOUR PROXY CARD WITHOUT AN INDICATION OF HOW YOU WISH TO VOTE, YOUR SHARES WILL BE VOTED IN FAVOR OF EACH OF THE PROPOSALS. TO EXERCISE YOUR REDEMPTION RIGHTS, YOU MUST (I) IF YOU HOLD SHARES OF HOLICITY CLASS A COMMON STOCK THROUGH UNITS, ELECT TO SEPARATE YOUR UNITS INTO THE UNDERLYING SHARES OF HOLICITY CLASS A COMMON STOCK AND PUBLIC WARRANTS PRIOR TO EXERCISING YOUR REDEMPTION RIGHTS WITH RESPECT TO THE PUBLIC SHARES, (II) SUBMIT A WRITTEN REQUEST, INCLUDING THE LEGAL NAME, PHONE NUMBER AND ADDRESS OF THE BENEFICIAL OWNER OF THE SHARES FOR WHICH REDEMPTION IS REQUESTED, TO THE TRANSFER AGENT THAT YOUR PUBLIC SHARES BE REDEEMED FOR CASH AND (III) DELIVER YOUR SHARES OF HOLICITY CLASS A COMMON STOCK TO THE TRANSFER AGENT, PHYSICALLY OR ELECTRONICALLY USING THE DEPOSITORY TRUST COMPANY’S DWAC (DEPOSIT WITHDRAWAL AT CUSTODIAN) SYSTEM, IN EACH CASE, IN ACCORDANCE WITH THE PROCEDURES AND DEADLINES DESCRIBED IN THE PROXY STATEMENT/PROSPECTUS. IF THE BUSINESS COMBINATION IS NOT CONSUMMATED, THEN THE PUBLIC SHARES WILL NOT BE REDEEMED FOR CASH. IF YOU HOLD THE SHARES IN STREET NAME, YOU WILL NEED TO INSTRUCT THE ACCOUNT EXECUTIVE AT YOUR BANK OR BROKER TO WITHDRAW THE SHARES FROM YOUR ACCOUNT IN ORDER TO EXERCISE YOUR REDEMPTION RIGHTS. SEE “THE SPECIAL MEETING — REDEMPTION RIGHTS” IN THIS PROXY STATEMENT/PROSPECTUS FOR MORE SPECIFIC INSTRUCTIONS.

ABOUT THIS DOCUMENT

This document, which forms part of a registration statement on Form S-4 filed with the SEC by Holicity, constitutes a prospectus of Holicity under Section 5 of the Securities Act of 1933, as amended (the “Securities Act”), with respect to the shares of common stock of Holicity to be issued to Astra’s stockholders under the Business Combination Agreement. This document also constitutes a proxy statement of Holicity under Section 14(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

You should rely only on the information contained or incorporated by reference into this proxy statement/ prospectus. No one has been authorized to provide you with information that is different from that contained in, or incorporated by reference into, this proxy statement/prospectus. This proxy statement/prospectus is dated as of the date set forth on the cover hereof. You should not assume that the information contained in this proxy statement/prospectus is accurate as of any date other than that date. You should not assume that the information incorporated by reference into this proxy statement/prospectus is accurate as of any date other than the date of such incorporated document. Neither the mailing of this proxy statement/ prospectus to Holicity Stockholders nor the issuance by Holicity of its common stock in connection with the Business Combination will create any implication to the contrary.

Information contained in this proxy statement/prospectus regarding Holicity has been provided by Holicity and information contained in this proxy statement/prospectus regarding Astra has been provided by Astra.

This proxy statement/prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities, or the solicitation of a proxy, in any jurisdiction to or from any person to whom it is unlawful to make any such offer or solicitation in such jurisdiction.

MARKET AND INDUSTRY DATA

This proxy statement/prospectus contains information concerning the market and industry in which Astra conducts its business. Astra operates in an industry in which it is difficult to obtain precise industry and market information. Astra has obtained market and industry data in this proxy statement/prospectus from industry publications and from surveys or studies conducted by third parties that it believes to be reliable. Astra cannot assure you of the accuracy and completeness of such information, and it has not independently verified the market and industry data contained in this proxy statement/prospectus or the underlying assumptions relied on therein. As a result, you should be aware that any such market, industry and other similar data may not be reliable. While Astra is not aware of any misstatements regarding any industry data presented in this proxy statement/prospectus, such data involves risks and uncertainties and is subject to change based on various factors, including those discussed under the section entitled “Risk Factors” below.

i

ADDITIONAL INFORMATION

This proxy statement/prospectus incorporates important business and financial information about Holicity from other documents that are not included in or delivered with this proxy statement/prospectus. This information is available for you to review through the SEC’s website at www.sec.gov. You can also obtain the documents incorporated by reference into this proxy statement/prospectus free of charge by requesting them in writing or by telephone from the appropriate company at the following address and telephone number:

Holicity Inc.

2300 Carillon Point

Kirkland, WA 98033

Telephone: (425) 278-7100

Attention: CFO

or

Morrow Sodali LLC

470 West Avenue

Stamford, CT 06902

Telephone: (800) 662-5200

(banks and brokers can call collect at (203) 658-9400) Email: HOL.info@investor.morrowsodali.com

To obtain timely delivery, Holicity Stockholders must request the materials no later than five business days prior to the Special Meeting.

You also may obtain additional proxy cards and other information related to the proxy solicitation by contacting the appropriate contact listed above. You will not be charged for any of these documents that you request.

For a more detailed description of the information incorporated by reference in this proxy statement/ prospectus and how you may obtain it, see the section entitled “Where You Can Find More Information” beginning on page 202.

CERTAIN DEFINED TERMS

Unless otherwise stated or unless the context otherwise requires, the terms “we,” “us,” “our” and “Holicity” refer to Holicity Inc., and the terms “New Astra,” “combined company” and “post- combination company” refer to Astra Space, Inc. and its subsidiaries following the consummation of the Business Combination.

In this document:

“Astra” means Astra Space, Inc., a Delaware corporation.

“Astra capital stock” means the Astra Class A common stock, the Astra Class B common stock and each other class or series of capital stock of Astra (including preferred stock).

“Astra Class A common stock” means the Class A common stock, par value $0.000001 per share, of Astra.

“Astra Class B common stock” means the Class B common stock, par value $0.000001 per share, of Astra.

“Astra option” means each option to purchase shares of Astra common stock.

“Astra restricted share” means each unvested restricted share of Astra common stock and each unvested restricted stock unit of Astra common stock.

“Astra stockholder” means each holder of Astra capital stock.

“Astra warrant” means each warrant to purchase shares of Astra capital stock.

“Business Combination” means the transactions contemplated by the Business Combination Agreement, including the merger of Merger Sub with and into Astra, pursuant to which (i) Astra survives the merger as a wholly owned subsidiary of New Astra and (ii) the Astra stockholders and holders of Astra options and warrants exchange their Astra capital stock and Astra options and warrants for equity interests in New Astra, as further described herein.

“Business Combination Agreement” means that Business Combination Agreement, dated as of February 2, 2021, by and among Holicity, Merger Sub, and Astra.

“Closing” means the closing of the Business Combination.

“Closing Date” means the closing date of the Business Combination.

“Code” means the Internal Revenue Code of 1986, as amended.

“Current Charter” means Holicity’s amended and restated certificate of incorporation.

“DGCL” means the General Corporation Law of the State of Delaware.

“Director Nomination Agreement” means the Director Nomination Agreement, substantially in the form attached hereto as Annex E and to be entered at the Closing, between New Astra and the Sponsor.

“DTC” means The Depository Trust Company.

“Equity Value” means an amount equal to $2,030,000,000.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“FASB” means the Financial Accounting Standards Board.

“Founder Shares” means the Holicity Class B common stock initially purchased by the Sponsor in a private placement prior to the Initial Public Offering and, after the Business Combination, the Holicity Class A common stock that will be issued upon the conversion of such Holicity Class B common stock.

“Holicity” means Holicity Inc., a Delaware corporation (which, after the Closing will be known as Astra Space, Inc.).

“Holicity Board” means the board of directors of Holicity.

“Holicity Class A common stock” means the shares of Class A common stock, par value $0.0001 per share, of Holicity.

“Holicity Class B common stock” means the shares of Class B common stock, par value $0.0001 per share, of Holicity.

“Holicity Shares” means, collectively, the Holicity Class A common stock and Holicity Class B common stock.

“GAAP” means United States generally accepted accounting principles.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

“Initial Stockholders” means the Sponsor and any other holder of the Founder Shares (or their permitted transferees).

“Investment Company Act” means the Investment Company Act of 1940, as amended.

“Investors’ Rights Agreement” means the Investors’ Rights Agreement, dated as of February 2, 2021 and effective at (but subject to) the Closing, by and among Astra, Holicity, certain Astra stockholders and certain Holicity Stockholders.

“Initial Public Offering” means Holicity’s initial public offering, consummated on August 7, 2020, resulting in the sale of 30,000,000 units at $10.00 per unit, including the issuance of 2,500,000 units as a result of the underwriters’ exercise of their over-allotment option.

“JOBS Act” means the Jumpstart Our Business Startups Act of 2012.

“Merger Sub” means Holicity Merger Sub Inc., a Delaware corporation and wholly owned subsidiary of Holicity.

“Minimum Cash Condition” means the minimum aggregate cash amount that Holicity must have available at Closing from the Trust Account and the proceeds from the Private Placement.

“Morrow” means Morrow Sodali, proxy solicitor to Holicity.

“Nasdaq” means Nasdaq Capital Market.

“New Astra” means Astra Space, Inc., a Delaware corporation (which, prior to consummation of the business combination, was known as Holicity Inc. (“Holicity” herein)).

“New Astra Board” means the board of directors of New Astra.

“New Astra Class A common stock” means the shares of Class A common stock, par value $0.0001 per share, of New Astra, which shares have the same economic terms as the shares of New Astra Class B common stock, but are only entitled to one (1) vote per share.

“New Astra Class B common stock” means the shares of Class B common stock, par value $0.0001 per share, of New Astra, which shares have the same economic terms as the shares of New Astra Class A common stock, but are entitled to ten (10) votes per share.

“New Astra common stock” means, collectively, the New Astra Class A common stock and the New Astra Class B common stock.

“New Astra Management” means the management of New Astra following the consummation of the Business Combination.

“Pendrell” means Pendrell Corporation, a Washington corporation, the parent of the Sponsor.

“Per Share Merger Consideration” means (a) with respect to any share of Astra Class B common stock issued and outstanding immediately prior to the Effective Time, including those issued in connection with the conversion of the Astra preferred stock into Astra Class B common stock, a number of shares of New Astra Class A common stock equal to (i) the Per Share Merger Consideration Value divided by (ii) $10.00 per share and (b) with respect to any share of Astra Class A common stock issued and outstanding immediately prior to the Effective Time, including those issued in connection with the conversion of the Astra preferred stock into Astra Class B common stock, a number of shares of New Astra Class B common stock equal to (i) the Per Share Merger Consideration Value divided by (ii) $10.00 per share.

“Per Share Merger Consideration Value” means (a) (x) the Equity Value plus (y) the aggregate exercise price of all of the Astra options and Astra warrants divided by (b) the number of all outstanding shares, as of the date hereof, of Astra common stock (including (A) shares of Astra common stock issuable upon conversion of the Astra preferred stock outstanding on the date hereof, (B) any shares of Astra common stock issued or issuable upon the exercise of all Astra options and Astra warrants outstanding on the date hereof and (C) the vesting of Astra restricted shares outstanding as on the date hereof).

“PIPE Investors” means certain institutional investors who are party to the Subscription Agreements.

“Private Placement” means the issuance of an aggregate of 20,000,000 shares of Holicity Class A common stock pursuant to the Subscription Agreements to the PIPE Investors immediately before the Closing, at a purchase price of $10.00 per share.

“Private Placement Warrants” means the 5,333,333 warrants issued to our Sponsor concurrently with our Initial Public Offering, each of which is exercisable for one share of Holicity Class A common stock.

“Proposed Charter” means the proposed second amended and restated certificate of incorporation to be adopted by Holicity pursuant to the Charter Proposal immediately prior to the Closing (and which at and after the Closing will operate as the second amended and restated certificate of incorporation of New Astra), a copy of which is attached as Annex B to this proxy statement/prospectus.

“Public shares” means shares of Holicity Class A common stock included in the units issued in the Initial Public Offering.

“Public stockholders” means holders of public shares.

“Public warrants” means the warrants included in the units issued in the Initial Public Offering, each of which is exercisable for one share of Holicity Class A common stock, in accordance with its terms.

“Sponsor” means X-icity Holdings Corporation, a Washington corporation.

“Subscription Agreements” means the subscription agreements, each dated as of February 2, 2021, between Holicity and the PIPE Investors, pursuant to which Holicity has agreed to issue an aggregate of 20,000,000 shares of Holicity Class A common stock to the PIPE Investors immediately before the Closing at a purchase price of $10.00 per share.

“Surviving Company” means the surviving corporation, Astra, resulting from the merger of Merger Sub with and into Astra.

“Termination Date” means August 31, 2021.

“Transfer Agent” means Continental Stock Transfer & Trust Company.

“Trust Account” means the Trust Account of Holicity that holds the proceeds from Holicity’s Initial Public Offering and the private placement of the private placement warrants.

“Trust Agreement” mean that certain Investment Management Trust Agreement, dated as of August 4, 2020, between Holicity and the Trustee.

“Trustee” means Continental Stock Transfer & Trust Company.

“Units” means the units of Holicity, each consisting of one share of Holicity Class A common stock and one-third (1/3rd) of one public warrant of Holicity.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This proxy statement/prospectus includes forward-looking statements regarding, among other things, the plans, strategies and prospects, both business and financial, of Holicity and Astra. These statements are based on the beliefs and assumptions of the management of Holicity and Astra. Although Holicity and Astra believe that their respective plans, intentions and expectations reflected in or suggested by these forward-looking statements are reasonable, neither Holicity nor Astra can assure you that either will achieve or realize these plans, intentions or expectations. Forward-looking statements are inherently subject to risks, uncertainties and assumptions. Generally, statements that are not historical facts, including statements concerning possible or assumed future actions, business strategies, events or results of operations, are forward-looking statements. These statements may be preceded by, followed by or include the words “believes”, “estimates”, “expects”, “projects”, “forecasts”, “may”, “will”, “should”, “seeks”, “plans”, “scheduled”, “anticipates” or “intends” or similar expressions. The forward-looking statements are based on projections prepared by, and are the responsibility of, Astra’s management. Grant Thornton LLP, Astra’s independent auditor, has not examined, compiled or otherwise applied procedures with respect to the accompanying forward-looking financial information presented herein and, accordingly, expresses no opinion or any other form of assurance on it. The Grant Thornton LLP report included in this proxy statement/prospectus relates to historical financial information of Astra. It does not extend to the forward-looking information and should not be read as if it does. This proxy statement/prospectus includes forward-looking statements contained in this proxy statement/prospectus about Holicity and Astra prior to the Business Combination, and New Astra following the Business Combination, including those related to:

●

meeting the Closing conditions to the Business Combination, including approval by stockholders of Holicity and the availability of at least $250 million of cash from the proceeds received from PIPE Investors and in Holicity’s Trust Account, after giving effect to redemptions of public shares, if any, or realizing the benefits expected from the Business Combination if it is consummated;

●	avoiding the occurrence of any event, change or other circumstances that could give rise to the termination of the Business Combination Agreement;

●	obtaining and/or maintaining the listing of New Astra’s Class A common stock on Nasdaq following the Business Combination;

●	retaining or recruiting, or making changes with respect to, its officers, key employees or directors following the Business Combination;

●	competing in the global satellite launch services industry;

●	attracting and retaining successful relationships with customers and suppliers;

●	complying with laws and regulations applicable to its business;

●	responding to market conditions and global and economic factors beyond New Astra’s control;

●	managing intense competition and competitive pressures from other companies worldwide in the industries in which the combined company will operate;

●	managing litigation and adequately protecting New Astra’s intellectual property rights; and

●	managing other factors detailed under the section entitled “Risk Factors.”

These and other factors that could cause actual results to differ from those implied by the forward- looking statements in this proxy statement/prospectus are more fully described under the heading “Risk Factors” and elsewhere in this proxy statement/prospectus. The risks described under the heading “Risk Factors” are not exhaustive. Other sections of this proxy statement/prospectus describe additional factors that could adversely affect the business, financial condition or results of operations of Holicity and Astra prior to the Business Combination, and New Astra following the Business Combination. New risk factors emerge from time to time and it is not possible to predict all such risk factors, nor can Holicity or Astra assess the impact of all such risk factors on the business of Holicity and Astra prior to the Business Combination, and New Astra following the Business Combination, or the extent to which any factor or combination of factors may cause actual results to differ materially from those contained in any forward-looking statements. Forward-looking statements are not guarantees of performance. You should not put undue reliance on these statements, which speak only as of the date hereof. All forward-looking statements attributable to Holicity or Astra or persons acting on their behalf are expressly qualified in their entirety by the foregoing cautionary statements. Holicity and Astra prior to the Business Combination, and New Astra following the Business Combination, undertake no obligations to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

QUESTIONS AND ANSWERS ABOUT THE BUSINESS COMBINATION
AND THE SPECIAL MEETING

The following are answers to certain questions that you may have regarding the Business Combination and the Special Meeting. Holicity urges you to read carefully the remainder of this document because the information in this section may not provide all the information that might be important to you in determining how to vote. Additional important information is also contained in the appendices to, and the documents incorporated by reference in, this proxy statement/prospectus.

Q: Why am I receiving this proxy statement/prospectus?

A: Holicity is proposing to consummate the Business Combination with Astra. Holicity, Merger Sub and Astra have entered into the Business Combination Agreement, the terms of which are described in this proxy statement/prospectus. A copy of the Business Combination Agreement is attached hereto as Annex A. Holicity urges its stockholders to read the Business Combination Agreement in its entirety.

The Business Combination Agreement must be adopted by the Holicity Stockholders in accordance with the General Corporation Law of the State of Delaware (the “DGCL”) and Holicity’s Current Charter. Holicity is holding a Special Meeting to obtain that approval. Holicity Stockholders will also be asked to vote on certain other matters described in this proxy statement/prospectus at the Special Meeting and to approve the adjournment of the Special Meeting, if necessary or appropriate, to solicit additional proxies in the event there are not sufficient votes at the time of the Special Meeting to adopt the Business Combination Agreement and thereby approve the Business Combination.

THE VOTE OF HOLICITY STOCKHOLDERS IS IMPORTANT. HOLICITY STOCKHOLDERS ARE URGED TO SUBMIT THEIR PROXIES AS SOON AS POSSIBLE AFTER CAREFULLY REVIEWING THIS PROXY STATEMENT/PROSPECTUS AND CAREFULLY CONSIDERING EACH OF THE PROPOSALS BEING PRESENTED AT THE MEETING.

Q: Why is Holicity proposing the Business Combination?

A: Holicity was formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or other similar business combination with one or more operating businesses.

Based on its due diligence investigations of Astra and the industries in which it operates, including the financial and other information provided by Astra in the course of Holicity’s due diligence investigations, the Holicity Board of Directors believes that the Business Combination with Astra is in the best interests of Holicity and its stockholders and presents an opportunity to increase stockholder value. However, there can be no assurances of this.

Although Holicity’s board of directors believes that the Business Combination with Astra presents a unique business combination opportunity and is in the best interests of Holicity and its stockholders, the board of directors did consider certain potentially material negative factors in arriving at that conclusion. See “The Business Combination Proposal — Holicity’s Board of Directors’ Reasons for Approval of the Business Combination” for a discussion of the factors considered by Holicity’s board of directors in making its decision.

Q: When and where will the Special Meeting take place?

A: The Holicity Special Meeting will be held on ___________, 2021, at _________ a.m. New York City time, at _____________.

In light of ongoing developments related to COVID-19, and the related protocols that governments have implemented, the Board determined that the special meeting will be a virtual meeting conducted exclusively via live webcast. The Board believes that this is the right choice for Holicity and its stockholders at this time, as it permits stockholders to attend and participate in the special meeting while safeguarding the health and safety of Holicity’s stockholders, directors and management team. You will be able to attend the special meeting online, vote, view the list of stockholders entitled to vote at the special meeting and submit your questions during the special meeting by visiting _____________. To participate in the virtual meeting, you will need a 12-digit control number assigned by Continental Stock Transfer & Trust Company. The meeting webcast will begin promptly at 10:00 a.m., New York City time. We encourage you to access the meeting prior to the start time and you should allow ample time for the check-in procedures. Because the special meeting will be a completely virtual meeting, there will be no physical location for stockholders to attend.

Q: What matters will be considered at the Special Meeting?

A: The Holicity Stockholders will be asked to consider and vote on the following proposals:

●	a proposal to adopt the Business Combination Agreement and approve the Business Combination (the “Business Combination Proposal”);

●	a proposal to approve, assuming the Business Combination Proposal is approved and adopted, the proposed amended and restated articles of incorporation (the “Proposed Charter”) of Holicity (the “Charter Proposal”);

●	a proposal to approve, on a non-advisory basis and as required by applicable SEC guidance, certain material differences between the Current Charter and the Proposed Charter (the “Advisory Charter Proposals”);

●	to consider and vote upon a proposal to approve, assuming the Business Combination Proposal and the Charter Proposal are approved and adopted, for the purposes of complying with the applicable listing rules of Nasdaq, the issuance of shares of New Astra Class A common stock pursuant to the terms of the Business Combination Agreement (the “Stock Issuance Proposal”);

●	to consider and vote upon a proposal to approve, assuming the Business Combination Proposal, the Charter Proposal and the Stock Issuance Proposal are approved and adopted, the Astra 2021 Omnibus Incentive Plan (the “Incentive Plan Proposal”); and

●	to consider and vote upon a proposal to approve the adjournment of the Special Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the Special Meeting, any of the condition precedent proposals would not be duly approved and adopted by our stockholders or we determine that one or more of the closing conditions under the Business Combination Agreement is not satisfied or waived (the “Adjournment Proposal”).

Q: Is my vote important?

A: Yes. The Business Combination cannot be completed unless the Business Combination Agreement is adopted by the Holicity Stockholders holding a majority of the votes cast on such proposal and the other condition precedent proposals achieve the necessary vote outlined below. Only Holicity Stockholders as of the close of business on [__], 2021, the record date for the Special Meeting, are entitled to vote at the Special Meeting. The Holicity Board unanimously recommends that such Holicity Stockholders vote “FOR” the approval of the Business Combination Proposal, “FOR” the approval of the Charter Proposal, “FOR” the approval, on an advisory basis, of the Advisory Charter Proposals, “FOR” the approval of the Stock Issuance Proposal, “FOR” the approval of the Incentive Plan Proposal and “FOR” the approval of the Adjournment Proposal.

Q: If my shares are held in “street name” by my bank, brokerage firm or other nominee, will my bank, brokerage firm or other nominee automatically vote those shares for me?

A: No. A “broker non-vote” occurs when a broker submits a proxy that states that the broker does not vote for some or all of the proposals because the broker has not received instructions from the beneficial owners on how to vote on the proposals and does not have discretionary authority to vote in the absence of instructions. Under the relevant rules, brokers are not permitted to vote on any of the matters to be considered at the Special Meeting. As a result, your public shares will not be voted on any matter unless you affirmatively instruct your broker, bank or nominee how to vote your shares in one of the ways indicated by your broker, bank or other nominee. You should instruct your broker to vote your shares in accordance with directions you provide.

Q: What Holicity Stockholder vote is required for the approval of each proposal brought before the Special Meeting? What will happen if I fail to vote or abstain from voting on each proposal?

A: The Business Combination Proposal. Approval of the Business Combination Proposal requires the affirmative vote of a majority of the votes cast by Holicity Stockholders present in person (which would include presence at the virtual Special Meeting) or represented by proxy at the Special Meeting and entitled to vote thereon. The failure to vote, abstentions and broker non-votes will have no effect on the outcome of the proposal. Our Initial Stockholders have agreed to vote their shares in favor of the Business Combination. In addition, certain other of the beneficial owners of Holicity’s Class A common stock have entered into voting agreements with Astra, pursuant to which they have agreed to vote their shares in favor of the Business Combination (and each of the other proposals to be brought at the Special Meeting). The percentage of outstanding shares of Holicity Class A common stock subject to these voting agreements is 20% of the voting power of Holicity. As such, if all of our outstanding shares were to be voted, we would only need the additional affirmative vote of shares representing approximately 31% of the outstanding shares in order to approve the Business Combination.

The Charter Proposal. Approval of the Charter Proposal requires the affirmative vote of the holders of at least a majority of the outstanding Holicity Shares entitled to vote thereon, voting as a single class. The failure to vote, abstentions and broker non-votes have the same effect as a vote “AGAINST” the proposal.

The Advisory Charter Proposals. Approval of each of the Advisory Charter Proposals, each of which is a non-binding vote, requires the affirmative vote of a majority of the votes cast by Holicity Stockholders present in person (which would include presence at the virtual Special Meeting) or represented by proxy at the Special Meeting and entitled to vote thereon. The failure to vote, abstentions and broker non-votes have no effect on the outcome of the proposal.

The Stock Issuance Proposal. Approval of the Stock Issuance Proposal requires the affirmative vote of a majority of the votes cast by Holicity Stockholders present in person (which would include presence at the virtual Special Meeting) or represented by proxy at the Special Meeting and entitled to vote thereon. The failure to vote and broker non-votes have no effect on the outcome of the proposal. However, Nasdaq considers abstentions as “votes cast” and, therefore, abstentions will have the same effect as votes “AGAINST” this proposal.

The Incentive Plan Proposal. Approval of the Incentive Plan Proposal requires the affirmative vote of a majority of the votes cast by Holicity Stockholders present in person (which would include presence at the virtual Special Meeting) or represented by proxy at the Special Meeting and entitled to vote thereon. The failure to vote and broker non-votes have no effect on the outcome of the proposal. However, Nasdaq considers abstentions as “votes cast” and, therefore, abstentions will have the same effect as votes “AGAINST” this proposal.

The Adjournment Proposal. Approval of the Adjournment Proposal requires the affirmative vote of a majority of the votes cast by Holicity Stockholders present in person (which would include presence at the virtual Special Meeting) or represented by proxy at the Special Meeting and entitled to vote thereon. The failure to vote, abstentions and broker non-votes have no effect on the outcome of the proposal.

Q: What will Astra’s equity holders receive in connection with the Business Combination?

A: The aggregate value of the consideration paid in respect of Astra is approximately $2.03 billion. Astra stockholders will only have the right to receive consideration in the form of shares of common stock of New Astra.

At the Effective Time, the stock consideration to be issued to (i) the then current holders of stock in Astra (other than the holders of Astra Class B common stock or Astra Founders preferred stock) will be in the form of New Astra Class A common stock and (ii) the Astra Founders will be in the form of New Astra Class B common stock.

At the Effective Time, each Astra option that is outstanding and unexercised, whether or not then vested or exercisable, will be assumed by New Astra and will be converted into a New Astra option with the same terms and conditions as applied to the Astra option immediately prior to the Effective Time; provided that the number of shares underlying such New Astra option will be determined by multiplying the number of shares of Astra common stock subject to such option immediately prior to the Effective Time, by Exchange Ratio, which product shall be rounded down to the nearest whole number of shares, and the per share exercise price of such New Astra option will be determined by dividing the per share exercise price immediately prior to the Effective Time by the Exchange Ratio, which quotient shall be rounded down to the nearest whole cent.

At the Effective Time, each Astra warrant that is issued and outstanding immediately prior to the Effective Time and not terminated pursuant to its terms will be converted into a New Astra warrant with the same terms and conditions as applied to the Astra Warrant immediately prior to the Effective Time; provided that the number of shares underlying such New Astra warrant will be determined by multiplying the number of shares of Astra common stock subject to such warrant immediately prior to the Effective Time, by the Exchange Ratio, which product shall be rounded down to the nearest whole number of shares, and the per share exercise price of such New Astra warrant will be determined by dividing the per share exercise price immediately prior to the Effective Time by the Exchange Ratio, which quotient shall be rounded down to the nearest whole cent.

At the Effective Time, each unvested restricted share of Astra common stock and each unvested restricted stock unit of Astra common stock will become immediately vested and the holder will be entitled to receive the applicable per share merger consideration, less applicable tax withholding, if any.

Class B common stock of New Astra will have the same economic terms as the Class A common stock of New Astra, but the Class B common stock will have ten (10) votes per share.

Q: What equity stake will current Holicity Stockholders and Astra stockholders hold in New Astra immediately after the consummation of the Business Combination?

A: It is anticipated that, upon completion of the Business Combination, the ownership interests in New Astra will be as set forth in the table below:

	Assuming No Redemption	Assuming Maximum Redemption(1)
Astra Stockholders(2)	203,000,000	203,000,000
Public Stockholders	30,000,000	5,000,000
PIPE Investors	20,000,000	20,000,000
Initial Stockholders	7,500,000	7,500,000
Total Shares	260,500,000	235,500,000

(1)	Assumes that holders of 25,000,000 public shares exercise their redemption rights in connection with the Business Combination (maximum redemption scenario based on $250.0 million held in trust as of December 31, 2020 and a redemption price of $10.00 per share).

(2)	Includes both the shares of New Astra Class A common stock and New Astra Class B common stock to be issued and outstanding, as well as the shares issued pursuant to Astra’s Series C Financing, as well as shares of New Astra Class A common stock and New Astra Class B common stock issued or issuable upon exercise of options or warrants outstanding on February 2, 2021.

The share numbers set forth above do not take into account (a) public warrants and private placement warrants that will remain outstanding immediately following the Business Combination and may be exercised thereafter (commencing the later of 30 days after the Closing of the Business Combination and 12 months from the closing of our Initial Public Offering, which occurred on August 7, 2020), or (b) the issuance of any shares upon completion of the Business Combination under the Astra 2021 Omnibus Incentive Plan, a copy of which is attached to this proxy statement/prospectus as Annex F. If the actual facts are different than the assumptions set forth above, the share numbers set forth above will be different.

For more information, please see the section entitled “Unaudited Pro Forma Condensed Combined Financial Information.”

In addition, there are currently outstanding an aggregate of [15,333,317] warrants to acquire shares of Holicity Class A common stock, which comprise 5,333,333 private placement warrants held by our Initial Stockholders and [9,999,984] public warrants. Each of our outstanding whole warrants is exercisable commencing the later of 30 days following the Closing and 12 months from the closing of our Initial Public Offering, which occurred on August 7, 2020, for one share of Class A common stock and, following the consummation of the Business Combination, will entitle the holder thereof to purchase one share of New Astra Class A common stock in accordance with its terms. Therefore, as of the date of this proxy statement/prospectus, if we assume that each outstanding whole warrant is exercised and one share of New Astra Class A common stock is issued as a result of such exercise, with payment to New Astra of the exercise price of $11.50 per whole warrant for one whole share, our fully-diluted share capital would increase by a total of [15,333,317] shares, with approximately $[176,333,145.50] paid to exercise the warrants.

Furthermore, subject to approval by Public Stockholders of the Business Combination Proposal and the Charter Proposal, in connection with the Closing, we will adopt a dual class stock structure and the Astra Founders will receive shares of Class B common stock of New Astra which will have 10 to 1 voting rights as compared to the shares of New Astra Class A common stock, such that as of immediately following the completion of the Business Combination, the Astra Founders will have approximately 75% of the voting power of the issued and outstanding capital stock of New Astra. Thus, the Astra Founders will control New Astra.

Q: What voting power will current Holicity Stockholders, Kemp, London, PIPE Investors and other Astra Stockholders hold in New Astra immediately after the consummation of the Business Combination?

A: It is anticipated that, upon completion of the Business Combination, the voting power in New Astra will be as set forth in the table below (which was, except as noted below, prepared using the same assumptions as the immediately preceding table):

	Assuming No Redemptions of Public Shares	Assuming Maximum Redemptions of Public Shares
Entities controlled by Chris Kemp and Adam London	74.6%	77.1%
Other Astra stockholders	18.1%	18.7%
Public Stockholders	3.8%	0.7%
PIPE Investors	2.5%	2.6%
Initial stockholders	0.9%	1.0%
Total	100%	100%

Q: What happens to the funds deposited in the Trust Account after consummation of the Business Combination?

A: A total of $300.0 million, including approximately $10,500,000 of underwriters’ deferred discount, was placed in a Trust Account maintained by Continental, acting as trustee. As of December 31, 2020, there were investments and cash held in the Trust Account of $300,046,957. These funds will not be released until the earlier of Closing or the redemption of our public shares if we are unable to complete an initial Business Combination by August 7, 2022, although we may withdraw the interest earned on the funds held in the Trust Account to pay franchise and income taxes.

Q: What happens if a substantial number of the public stockholders vote in favor of the Business Combination Proposal and exercise their redemption right?

A: Holicity Stockholders who vote in favor of the Business Combination may also nevertheless exercise their redemption rights. Accordingly, the Business Combination may be consummated even though the funds available from the Trust Account and the number of public stockholders are reduced as a result of redemptions by public stockholders. Nonetheless, the consummation of the Business Combination is conditioned upon, among other things, Holicity having an aggregate cash amount of at least $250 million available at Closing from the Trust Account and PIPE Investors (though this condition may be waived by Astra). Holicity intends to notify Holicity Stockholders by press release promptly after it becomes aware that Astra has waived this condition. In addition, with fewer public shares and public stockholders, the trading market for New Astra Class A common stock may be less liquid than the market for Holicity’s Class A common stock was prior to consummation of the Business Combination and New Astra may not be able to meet the listing standards for Nasdaq or another national securities exchange. In addition, with less funds available from the Trust Account, the capital infusion from the Trust Account into Astra’s business will be reduced. As a result, the proceeds will be greater in the event that no public stockholders exercise redemption rights with respect to their public shares for a pro rata portion of the Trust Account as opposed to the scenario in which Holicity’s public stockholders exercise the maximum allowed redemption rights.

Q: What amendments will be made to the Current Charter?

A: We are asking Holicity Stockholders to approve the Proposed Charter that will be effective upon the consummation of the Business Combination. The Proposed Charter provides for various changes that the Holicity Board believes are necessary to address the needs of the post-Business Combination company, including, among other things: (i) the change of Holicity’s name to “Astra Space, Inc.”; (ii) the increase of the total number of authorized shares of all classes of capital stock, par value of $0.0001 per share, from 221,000,000 shares to [●] shares, consisting of [●] shares of common stock, including [●] shares of Class A common stock, par value $0.0001 per share, [●] shares of Class B common stock, par value $0.0001 per share, and [●] shares of preferred stock, par value $0.0001 per share; (iii) the establishment of 10:1 voting rights with respect to shares of New Astra Class B common stock, as described herein and in the Proposed Charter; (iv) providing stockholders the flexibility to act by written consent in lieu of a meeting until the time that the Astra Founders beneficially own less than a majority of the voting power of the capital stock of New Astra; (v) changes to the required vote to amend the charter and bylaws; (vi) the classification of the board of directors of the post-Business Combination company such that all directors will be elected on a staggered three-year schedule and (vii) the elimination of certain provisions specific to Holicity’s status as a blank check company. Pursuant to Delaware law and the Current Charter, Holicity is required to submit the Charter Proposal to Holicity’s stockholders for approval. For additional information, see the section entitled “The Charter Proposal.”

Q: What material negative factors did Holicity’s board of directors consider in connection with the Business Combination?

A: Although Holicity’s board of directors believes that the acquisition of Astra will provide Holicity’s stockholders with an opportunity to participate in a combined company with significant growth potential from key tailwinds in the space sector, compelling contracted revenue and pipeline, and strong management, the board of directors did consider certain potentially material negative factors in arriving at that conclusion, such as the risk that Holicity Stockholders would not approve the Business Combination and the risk that significant numbers of Holicity Stockholders would exercise their redemption rights. In addition, during the course of Holicity management’s evaluation of Astra’s operating business and its public company potential, management conducted detailed due diligence on certain potential challenges. Some factors that both Holicity management and the board of directors considered were (i) the competition in the commercial space market, (ii) the wide variety of extensive and evolving government laws and regulations to which Astra’s business is subject, (iii) that the market for commercial launch services for small LEO satellites is not well established and is still emerging and (iv) that Astra has not yet delivered customer satellites into orbit using any of its launch vehicles or rockets, and any setbacks it may experience during its first commercial launch could have a material adverse effect on its business. The board of directors believed that although these risks could not be eliminated, the Astra management team was aware of these risks and was well-positioned to address them. The board of directors also weighed the risk around the dual-class structure (with “super-voting” rights for the Astra Founders), with the long-term benefits that a founder-controlled company would provide to Holicity Stockholders and future stockholders of Astra after Closing. These factors are discussed in greater detail in the section entitled “The Business Combination Proposal — Holicity’s Board of Directors’ Reasons for Approval of the Business Combination,” as well as in the section entitled “Risk Factors — Risk Factors Relating to the Business Combination and Integration of Astra’s Business.”

Q: Do I have redemption rights?

A: If you are a public stockholder, you have the right to request that Holicity redeem all or a portion of your public shares for cash, provided that you follow the procedures and deadlines described elsewhere in this proxy statement/prospectus under the heading “The Special Meeting — Redemption Rights.” Public stockholders may elect to redeem all or a portion of their public shares even if they vote for the Business Combination Proposal. We sometimes refer to these rights to elect to redeem all or a portion of the public shares into a pro rata portion of the cash held in the Trust Account as “redemption rights.”

If you wish to exercise your redemption rights, please see the answer to the next question: “How do I exercise my redemption rights?”

Notwithstanding the foregoing, a public stockholder, together with any affiliate of such public stockholder or any other person with whom such public stockholder is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Exchange Act), will be restricted from redeeming its public shares with respect to more than an aggregate of 15% of the public shares. Accordingly, if a public stockholder, alone or acting in concert or as a group, seeks to redeem more than 15% of the public shares, then any such shares in excess of that 15% limit would not be redeemed for cash.

Our Initial Stockholders entered into a letter agreement, pursuant to which they agreed to waive their redemption rights with respect to their shares in connection with the completion of a business combination.

Q: How do I exercise my redemption rights?

A: If you are a public stockholder and wish to exercise your right to redeem your public shares, you must: (i) (a) hold public shares or (b) hold public shares through units and elect to separate your units into the underlying public shares and public warrants prior to exercising your redemption rights with respect to the public shares; and (ii) prior to [●] p.m., New York City time, on [●], 2021, (a) submit a written request to Continental that Holicity redeem your public shares for cash and (b) deliver your public shares to Continental, physically or electronically through The Depository Trust Company (“DTC”).

The address of Continental is listed under the question “Whom do I call if I have questions about the Special Meeting or the Business Combination?” below.

Holders of units must elect to separate the underlying public shares and public warrants prior to exercising redemption rights with respect to the public shares. If holders hold their units in an account at a brokerage firm or bank, holders must notify their broker or bank that they elect to separate the units into the underlying public shares and public warrants, or if a holder holds units registered in its own name, the holder must contact Continental directly and instruct them to do so.

Any public stockholder will be entitled to request that their public shares be redeemed for a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, calculated as of two business days prior to the consummation of the Business Combination, including interest earned on the funds held in the Trust Account and not previously released to us to pay our taxes, divided by the number of then issued and outstanding public shares. For illustrative purposes, as of December 31, 2020, this would have amounted to approximately $10.00 per public share. However, the proceeds deposited in the Trust Account could become subject to the claims of our creditors, if any, which could have priority over the claims of our public stockholders, regardless of whether such public stockholders vote for or against the Business Combination Proposal. Therefore, the per-share distribution from the Trust Account in such a situation may be less than originally anticipated due to such claims. Your vote on any proposal other than the Business Combination Proposal will have no impact on the amount you will receive upon exercise of your redemption rights. It is anticipated that the funds to be distributed to public stockholders electing to redeem their public shares will be distributed promptly after the consummation of the Business Combination.

If you are a holder of public shares, you may exercise your redemption rights by submitting your request in writing to Continental at the address listed under the question “Whom do I call if I have questions about the Special Meeting or the Business Combination?” below.

Any request for redemption, once made by a holder of public shares, may be withdrawn at any time up to the deadline for submitting redemption requests, which is [__], 2021 (two business days prior to the date of the Special Meeting), and thereafter, with our consent, until the Closing. If you deliver your shares for redemption to Continental and later decide prior to the deadline for submitting redemption requests not to elect redemption, you may request that Holicity instruct Continental to return the shares to you (physically or electronically). You may make such request by contacting Continental at the phone number or address listed at the end of this section.

Any corrected or changed written exercise of redemption rights must be received by Holicity’s secretary prior to the deadline for submitting redemption requests. No request for redemption will be honored unless the holder’s stock has been delivered (either physically or electronically) to Continental by [●], New York City time, on [●], 2021.

If you are a holder of public shares and you exercise your redemption rights, it will not result in the loss of any Holicity warrants that you may hold.

Q: If I am a holder of units, can I exercise redemption rights with respect to my units?

A: No. Holders of outstanding units must elect to separate the units into the underlying public shares and public warrants prior to exercising redemption rights with respect to the public shares. If you hold your units in an account at a brokerage firm or bank, you must notify your broker or bank that you elect to separate the units into the underlying public shares and public warrants, or if you hold units registered in your own name, you must contact Continental, Holicity’s transfer agent, directly and instruct them to do so. If you fail to cause your units to be separated and delivered to Continental, Holicity’s transfer agent, by [●], 2021, you will not be able to exercise your redemption rights with respect to your public shares.

Q: What are the U.S. federal income tax consequences of exercising my redemption rights?

A: The U.S. federal income tax consequences of exercising your redemption rights depend on your particular facts and circumstances. It is possible that you may be treated as selling your public shares for cash and, as a result, recognize capital gain or capital loss. It is also possible that the redemption may be treated as a distribution for U.S. federal income tax purposes depending on the amount of public shares that you own or are deemed to own (including through the ownership of New Astra warrants). For a more complete discussion of the U.S. federal income tax considerations of an exercise of redemption rights, see “Material U.S. Federal Income Tax Considerations.”

TAX MATTERS ARE COMPLICATED, AND THE TAX CONSEQUENCES OF EXERCISING YOUR REDEMPTION RIGHTS WILL DEPEND ON THE FACTS OF YOUR OWN SITUATION. YOU SHOULD CONSULT YOUR OWN TAX ADVISOR AS TO THE SPECIFIC TAX CONSEQUENCES OF THE EXERCISE OF REDEMPTION RIGHTS TO YOU IN YOUR PARTICULAR CIRCUMSTANCES.

Q: How does the Holicity Board recommend that I vote?

A: The Holicity Board recommends that the Holicity Stockholders vote “FOR” the approval of the Business Combination Proposal, “FOR” the approval of the Charter Proposal, “FOR” the approval, on an advisory basis, of the Advisory Charter Proposals, “FOR” the approval of the Stock Issuance Proposal, “FOR” the approval of the Incentive Plan Proposal and “FOR” the approval of the Adjournment Proposal. For more information regarding how the board of directors of Holicity recommends that Holicity Stockholders vote, see the section entitled “The Business Combination Proposal — Holicity’s Board of Directors’ Reasons for Approval of the Business Combination” beginning on page 74.

Q: How do our Sponsor and the other Initial Stockholders intend to vote their shares?

A: In connection with our Initial Public Offering, our sponsor, X-icity Holdings Corporation, a Washington corporation, entered into a letter agreement to vote their shares in favor of the Business Combination Proposal, and we also expect them to vote their shares in favor of all other proposals being presented at the Special Meeting. In addition, certain other beneficial owners of Holicity’s Class A common stock have entered into voting agreements with Astra, pursuant to which they have agreed to vote their shares in favor of the Business Combination (and each of the other proposals to be brought at the Special Meeting). If all of our outstanding shares were to be voted, we would need the affirmative vote of approximately 31% of the remaining shares to approve the Business Combination.

Q: May our Sponsor and the other Initial Stockholders purchase public shares or warrants prior to the Special Meeting?

A: At any time prior to the Special Meeting, during a period when they are not then aware of any material nonpublic information regarding Holicity or its securities, the Initial Stockholders, Astra and/or its affiliates may purchase shares and/or warrants from investors, or they may enter into transactions with such investors and others to provide them with incentives to acquire public shares or vote their public shares in favor of the Business Combination Proposal. The purpose of such share purchases and other transactions would be to increase the likelihood that (i) the proposals presented for approval at the Special Meeting are approved and/or (ii) Holicity satisfies the Minimum Cash Condition. Any such stock purchases and other transactions may thereby increase the likelihood of obtaining stockholder approval of the Business Combination. This may result in the completion of our Business Combination in a way that may not otherwise have been possible. While the exact nature of any such incentives has not been determined as of the date of this proxy statement/prospectus, they might include, without limitation, arrangements to protect such investors or holders against potential loss in value of their shares, including the granting of put options and the transfer to such investors or holders of shares or rights owned by the Initial Stockholders for nominal value.

Entering into any such arrangements may have a depressive effect on public shares. For example, as a result of these arrangements, an investor or holder may have the ability to effectively purchase shares at a price lower than market and may therefore be more likely to sell the shares it owns, either prior to or immediately after the Special Meeting.

If such transactions are effected, the consequence could be to cause the Business Combination to be approved in circumstances where such approval could not otherwise be obtained. Purchases of public shares by the persons described above would allow them to exert more influence over the approval of the proposals to be presented at the Special Meeting and would likely increase the chances that such proposals would be approved. As of the date of this proxy statement/prospectus, there have been no such discussions and no agreements to such effect have been entered into with any such investor or holder.

Q: Who is entitled to vote at the Special Meeting?

A: The Holicity Board has fixed [●], 2021 as the record date for the Special Meeting. All holders of record of Holicity Shares as of the close of business on the record date are entitled to receive notice of, and to vote at, the Special Meeting, provided that those shares remain outstanding on the date of the Special Meeting. Physical attendance at the Special Meeting is not required to vote. See the section entitled “Questions and Answers About the Business Combination and the Special Meeting — How can I vote my shares without attending the Special Meeting?” on page 6 for instructions on how to vote your Holicity Shares without attending the Special Meeting.

Q: How many votes do I have?

A: Each Holicity Stockholder of record is entitled to one vote for each Holicity Share held by such holder as of the close of business on the record date. As of the close of business on the record date, there were 37,500,000 outstanding Holicity Shares.

Q: What constitutes a quorum for the Special Meeting?

A: A quorum is the minimum number of stockholders necessary to hold a valid meeting.

A quorum will exist at the Special Meeting with respect to each matter to be considered at the Special Meeting if the holders of a majority of the outstanding Holicity Shares as of the record date present in person (which would include presence at the virtual Special Meeting) or represented by proxy at the Special Meeting. All shares represented by proxy are counted as present for purposes of establishing a quorum.

Q: What is Astra?

A: Astra Space, Inc. is a technology company that is a satellite launch services company.

Q: What will happen to my Holicity Shares as a result of the Business Combination?

A: If the Business Combination is completed, (i) each share of Holicity’s Class A common stock will remain outstanding and automatically become a share of New Astra Class A common stock, and (ii) each share of Holicity’s Class B common stock will be converted into one share of New Astra Class A common stock. See the section entitled “The Business Combination Proposal — Consideration to Astra Stockholders and Holicity Stockholders” beginning on page 70.

Q: Where will the New Astra Class A common stock that Holicity Stockholders receive in the Business Combination be publicly traded?

A: Assuming the Business Combination is completed, the shares of New Astra Class A common stock (including the New Astra Class A common stock issued in connection with the Business Combination) will be listed and traded on Nasdaq under the ticker symbol “ASTR” and the public warrants will be listed and traded on Nasdaq under the ticker symbol “ASTR WS”.

Q: What happens if the Business Combination is not completed?

A: If the Business Combination Agreement is not adopted by Holicity Stockholders or if the Business Combination is not completed for any other reason by August 31, 2021, then we will seek to consummate an alternative initial business combination prior to August 7, 2022. If we do not consummate an initial business combination by August 7, 2022, we will cease all operations except for the purpose of winding up and redeem our public shares and liquidate the Trust Account, in which case our public stockholders may only receive approximately $10.00 per share and our warrants will expire worthless.

Q: How can I attend and vote my shares at the Special Meeting?

A: Holicity Shares held directly in your name as the stockholder of record of such Holicity Shares as of the close of business on [●], 2021, the record date, may be voted electronically at the Special Meeting. If you choose to attend the Special Meeting, you will need to visit [●], and enter the control number found on your proxy card, voting instruction form or notice you previously received. You may vote during the Special Meeting by following instructions available on the meeting website during the meeting. If your shares are held in “street name” by a broker, bank or other nominee and you wish to attend and vote at the Special Meeting, you will not be permitted to attend and vote electronically at the Special Meeting unless you first obtain a legal proxy issued in your name from the record owner. To request a legal proxy, please contact your broker, bank or other nominee holder of record. It is suggested you do so in a timely manner to ensure receipt of your legal proxy prior to the Special Meeting.

Q: How can I vote my shares without attending the Special Meeting?

A: If you are a stockholder of record of Holicity Shares as of the close of business on [●], 2021, the record date, you can vote by mail by following the instructions provided in the enclosed proxy card. Please note that if you hold your shares in “street name,” which means your shares are held of record by a broker, bank or nominee, you should contact your broker to ensure that votes related to the shares you beneficially own are properly counted. In this regard, you must provide the broker, bank or nominee with instructions on how to vote your shares, or otherwise follow the instructions provided by your bank, brokerage firm or other nominee.

Q: What is a proxy?

A: A proxy is a legal designation of another person to vote the stock you own. If you are a stockholder of record of Holicity Shares as of the close of business on the record date, and you vote by phone, by Internet or by signing, dating and returning your proxy card in the enclosed postage-paid envelope, you designate two of Holicity’s officers as your proxies at the Special Meeting, each with full power to act without the other and with full power of substitution. These two officers are Craig O. McCaw and R. Gerard Salemme.

Q: What is the difference between holding shares as a stockholder of record and as a beneficial owner?

A: If your Holicity Shares are registered directly in your name with Continental you are considered the stockholder of record with respect to those shares, and access to proxy materials is being provided directly to you. If your shares are held in a stock brokerage account or by a bank or other nominee, then you are considered the beneficial owner of those shares, which are considered to be held in street name. Access to proxy materials is being provided to you by your broker, bank or other nominee who is considered the stockholder of record with respect to those shares.

Direct holders (stockholders of record). For Holicity Shares held directly by you, please complete, sign, date and return each proxy card (or cast your vote by telephone or Internet as provided on each proxy card) or otherwise follow the voting instructions provided in this proxy statement/prospectus in order to ensure that all of your Holicity Shares are voted.

Shares in “street name.” For Holicity Shares held in “street name” through a bank, brokerage firm or other nominee, you should follow the procedures provided by your bank, brokerage firm or other nominee to vote your shares.

Q: If a Holicity Stockholder gives a proxy, how will the Holicity Shares covered by the proxy be voted?

A: If you provide a proxy by returning the applicable enclosed proxy card, the individuals named on the enclosed proxy card will vote your Holicity Shares in the way that you indicate when providing your proxy in respect of the Holicity Shares you hold. When completing the proxy card, you may specify whether your Holicity Shares should be voted FOR or AGAINST, or should be abstained from voting on, all, some or none of the specific items of business to come before the Special Meeting.

Q: How will my Holicity Shares be voted if I return a blank proxy?

A: If you sign, date and return your proxy and do not indicate how you want your Holicity Shares to be voted, then your Holicity Shares will be voted “FOR” the approval of the Business Combination Proposal, “FOR” the approval of the Charter Proposal, “FOR” the approval, on an advisory basis, of the Advisory Charter Proposals, “FOR” the approval of the Stock Issuance Proposal, “FOR” the approval of the Incentive Plan Proposal and “FOR” the approval of the Adjournment Proposal.

Q: Can I change my vote after I have submitted my proxy?

A: Yes. If you are a stockholder of record of Holicity Shares as of the close of business on the record date, you can change or revoke your proxy before it is voted at the meeting in one of the following ways:

●	submit a new proxy card bearing a later date;

●	give written notice of your revocation to Holicity’s Corporate Secretary, which notice must be received by Holicity’s Corporate Secretary prior to the vote at the Special Meeting; or

●	vote electronically at the Special Meeting by visiting [●] and entering the control number found on your proxy card, voting instruction form or notice you previously received. Please note that your attendance at the Special Meeting will not alone serve to revoke your proxy.

If your shares are held in “street name” by your broker, bank or another nominee as of the close of business on the record date, you must follow the instructions of your broker, bank or other nominee to revoke or change your voting instructions.

Q: Where can I find the voting results of the Special Meeting?

A: The preliminary voting results are expected to be announced at the Special Meeting. In addition, within four business days following certification of the final voting results, Holicity will file the final voting results of its Special Meeting with the SEC in a Current Report on Form 8-K.

Q: Are Holicity Stockholders able to exercise dissenters’ rights or appraisal rights with respect to the matters being voted upon at the Special Meeting?

A: No. Holicity Stockholders are not entitled to exercise dissenters’ rights or appraisal rights under Delaware law in connection with the Business Combination. Dissenters’ rights or appraisal rights are unavailable under Delaware law in connection with the Business Combination to holders of Holicity’s Class A Common Stock because it is currently listed on a national securities exchange and such holders are not required to receive any consideration (other than continuing to hold their shares of Holicity’s Class A common stock, which will become an equal number of shares of New Astra Class A common stock after giving effect to the Business Combination). Holders of Holicity’s Class A common stock may vote against the Business Combination Proposal or redeem their Holicity Shares if they are not in favor of the adoption of the Business Combination Agreement or the Business Combination. Dissenters’ rights or appraisal rights are unavailable under Delaware law in connection with the Business Combination to holders of Holicity’s Class B Common Stock because they have agreed to vote in favor of the Business Combination.

Q: Are there any risks that I should consider as a Holicity Stockholder in deciding how to vote or whether to exercise my redemption rights?

A: Yes. You should read and carefully consider the risk factors set forth in the section entitled “Risk Factors” beginning on page 36. You also should read and carefully consider the risk factors of Holicity and Astra contained in the documents that are incorporated by reference herein.

Q: What happens if I sell my Holicity Shares before the Special Meeting?

A: The record date for Holicity Stockholders entitled to vote at the Special Meeting is earlier than the date of the Special Meeting. If you transfer your Holicity Shares before the record date, you will not be entitled to vote at the Special Meeting. If you transfer your Holicity Shares after the record date but before the Special Meeting, you will, unless special arrangements are made, retain your right to vote at the Special Meeting but will transfer the right to hold New Astra shares to the person to whom you transfer your shares.

Q: What are the material U.S. federal income tax consequences of the Business Combination to me?

A: Certain material U.S. federal income tax considerations that may be relevant to you in respect of the Business Combination are discussed in more detail in the section entitled “Material U.S. Federal Income Tax Considerations.” The discussion of the U.S. federal income tax consequences contained in this proxy statement/prospectus is intended to provide only a general discussion and is not a complete analysis or description of all of the U.S. federal income tax considerations that are applicable to you in respect of the Business Combination, nor does it address any tax considerations arising under U.S. state or local or non-U.S. tax laws.

TAX MATTERS ARE COMPLICATED, AND THE TAX CONSEQUENCES OF THE BUSINESS COMBINATION WILL DEPEND ON THE FACTS OF YOUR OWN SITUATION. YOU SHOULD CONSULT YOUR OWN TAX ADVISOR AS TO THE SPECIFIC TAX CONSEQUENCES OF THE BUSINESS COMBINATION TO YOU IN YOUR PARTICULAR CIRCUMSTANCES.

Q: When is the Business Combination expected to be completed?

A: Subject to the satisfaction or waiver of the Closing conditions described in the section entitled “The Business Combination Agreement — Conditions to Closing” beginning on page 99, including the adoption of the Business Combination Agreement by the Holicity Stockholders at the Special Meeting, the Business Combination is expected to close in the second quarter of 2021. However, it is possible that factors outside the control of both Holicity and Astra could result in the Business Combination being completed at a later time, or not being completed at all.

Q: Who will solicit and pay the cost of soliciting proxies?

A: Holicity has engaged a professional proxy solicitation firm, Morrow Sodali LLC (“Morrow”), to assist in soliciting proxies for the Special Meeting. Holicity has agreed to pay Morrow a fee of $30,000, plus disbursements. Holicity will reimburse Morrow for reasonable out-of-pocket expenses and will indemnify Morrow and its affiliates against certain claims, liabilities, losses, damages and expenses. Holicity will also reimburse banks, brokers and other custodians, nominees and fiduciaries representing beneficial owners of our common stock for their expenses in forwarding soliciting materials to beneficial owners of our common stock and in obtaining voting instructions from those owners. Holicity’s management team may also solicit proxies by telephone, by facsimile, by mail, on the Internet or in person. They will not be paid any additional amounts for soliciting proxies.

Q: What are the conditions to completion of the Business Combination?

A: The Closing is subject to certain conditions, including, among other things, (i) approval by Holicity’s stockholders and Astra’s stockholders of the Business Combination Agreement, the Business Combination and certain other actions related thereto, (ii) the expiration or termination of the waiting period (or any extension thereof) applicable under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the “HSR Act”), (iii) the absence of a material adverse regulatory event with respect to Astra, (iv) Holicity having at least $250 million of cash at the Closing, consisting of cash held in the Trust Account after giving effect to redemptions of public shares, if any, and cash received from PIPE investors and (v) the continued listing of the shares of New Astra Class A common stock on Nasdaq. Unless waived, if any of these conditions are not satisfied, the Business Combination may not be consummated. Furthermore, in no event will we redeem our public shares in an amount that would cause our net tangible assets to be less than $5,000,001. See the section entitled “The Business Combination Proposal.”

Q: What should I do now?

A: You should read this proxy statement/prospectus carefully in its entirety, including the annexes, and return your completed, signed and dated proxy card(s) by mail in the enclosed postage-paid envelope or submit your voting instructions by telephone or via the Internet as soon as possible so that your Holicity Shares will be voted in accordance with your instructions.

Q: What should I do if I receive more than one set of voting materials?

A: Stockholders may receive more than one set of voting materials, including multiple copies of this proxy statement/prospectus and multiple proxy cards or voting instruction cards. For example, if you hold your shares in more than one brokerage account, you will receive a separate voting instruction card for each brokerage account in which you hold shares. If you are a holder of record and your shares are registered in more than one name, you will receive more than one proxy card. Please complete, sign, date and return each proxy card and voting instruction card that you receive in order to cast a vote with respect to all of your Holicity Shares.

Q: Whom do I call if I have questions about the Special Meeting or the Business Combination?

A: If you have questions about the Special Meeting or the Business Combination, or desire additional copies of this proxy statement/prospectus or additional proxies, you may contact:

Morrow Sodali LLC

470 West Avenue, Suite 3000

Stamford, CT 06902

Tel: (800) 662-5200

Banks and brokers call collect: (203) 658-9400

E-mail: HOL.info@investor.morrowsodali.com

You also may obtain additional information about Holicity from documents filed with the SEC by following the instructions in the section entitled “Where You Can Find More Information.” If you are a holder of public shares and you intend to seek redemption of your shares, you will need to deliver your public shares (either physically or electronically) to Continental Stock Transfer & Trust Company, Holicity’s transfer agent, at the address below prior to p.m., New York City time, on ______, 2021. If you have questions regarding the certification of your position or delivery of your stock, please contact:

Mark Zimkind

Continental Stock Transfer & Trust Company

One State Street Plaza, 30th Floor

New York, New York 10004

E-mail: mzimkind@continentalstock.com

SUMMARY OF THE PROXY STATEMENT/PROSPECTUS

This summary highlights selected information included in this proxy statement/prospectus and does not contain all of the information that may be important to you. You should read this entire document and its annex and the other documents to which we refer before you decide how to vote with respect to the proposals to be considered and voted on at the Special Meeting.

Information About the Parties to the Business Combination

Holicity Inc.

2300 Carillon Point

Kirkland, WA 98033

(425) 278-7100

Holicity Inc. is a blank check company whose business purpose is to effect a merger, capital stock exchange, asset acquisition, stock purchase, reorganization, or similar business combination with one or more businesses.

Astra Space, Inc.

1900 Skyhawk Street

Alameda, CA 94501

(866) 278-7217

Astra Space, Inc. is a technology company that is a satellite launch services company.

Holicity Merger Sub Inc.

c/o Holicity Inc.

2300 Carillon Point

Kirkland, WA 98033

(425) 278-7100

Holicity Merger Sub Inc. is a Delaware corporation and wholly-owned subsidiary of Holicity Inc., which was formed for the purpose of effecting a merger with Astra.

The Business Combination and the Business Combination Agreement

The terms and conditions of the Business Combination are contained in the Business Combination Agreement, which is attached as Annex A to this proxy statement/prospectus. We encourage you to read the Business Combination Agreement carefully and in its entirety, as it is the legal document that governs the Business Combination.

If the Business Combination Agreement is approved and adopted and the Business Combination is consummated, Merger Sub will merge with and into Astra with Astra surviving the merger as a wholly-owned subsidiary of Astra Space, Inc.

Structure of the Business Combination

Pursuant to the Business Combination Agreement, Merger Sub will merge with and into Astra, with Astra surviving the Business Combination. Upon consummation of the foregoing transactions, Astra will be a wholly-owned subsidiary of New Astra (formerly Holicity). In addition, immediately prior to the consummation of the Business Combination, New Astra will amend and restate its charter to be the Proposed Charter and adopt the dual class structure, each as described in the section of this proxy statement/prospectus titled “Description of New Astra Securities.”

The following diagrams illustrate in simplified terms the current structure of Holicity and Astra and the expected structure of New Astra (formerly Holicity) upon the Closing.

Simplified Pre-Combination Structure

Simplified Post-Combination Structure

Merger Consideration

Holicity has agreed to pay approximately $2.03 billion in aggregate consideration. Astra stockholders will receive consideration in the form of shares of common stock of New Astra.

At the Effective Time of the Business Combination (the “Effective Time”), the stock consideration to be issued to (i) the then current holders of stock in Astra (other than the holders of Astra Class B common stock or Astra Founders preferred stock) will be in the form of Class A common stock of New Astra (“New Astra Class A common stock”) and (ii) the Astra Founders will be in the form of shares of Class B common stock of New Astra (“New Astra Class B common stock”). The consummation of the Business Combination is conditioned upon, among other things, Holicity having an aggregate cash amount of at least $250 million available at Closing from the Trust Account and PIPE Investors (the “Minimum Cash Condition”) (though this condition may be waived by Astra).

At the Effective Time, each outstanding option to purchase shares of Astra common stock (each an “Astra Option”) that is outstanding and unexercised, whether or not then vested or exercisable, will be assumed by New Astra and will be converted into an option to acquire shares of Class A common stock of New Astra with the same terms and conditions as applied to the Astra Option immediately prior to the Effective Time (a “New Astra Option”); provided that the number of shares underlying such New Astra Option will be determined by multiplying the number of shares of Astra common stock subject to such option immediately prior to the Effective Time, by the Exchange Ratio, which product shall be rounded down to the nearest whole number of shares, and the per share exercise price of such New Astra Option will be determined by dividing the per share exercise price immediately prior to the Effective Time by the Exchange Ratio, which quotient shall be rounded down to the nearest whole cent.

At the Effective Time, each Astra Warrant that is issued and outstanding immediately prior to the Effective Time and not terminated pursuant to its terms will be converted into a New Astra Warrant; provided that the number of shares underlying such New Astra Warrant will be determined by multiplying the number of shares of Astra common stock subject to such warrant immediately prior to the Effective Time, by the Exchange Ratio, which product shall be rounded down to the nearest whole number of shares, and the per share exercise price of such New Astra Warrant will be determined by dividing the per share exercise price immediately prior to the Effective Time by the Exchange Ratio, which quotient shall be rounded down to the nearest whole cent.

At the Effective Time, each unvested restricted share of Astra common stock and each unvested restricted stock unit of Astra common stock (each an “Astra Restricted Share”) will become immediately vested and the holder will be entitled to receive the applicable per share merger consideration, less applicable tax withholding, if any.

Class B common stock of New Astra will have the same economic terms as the Class A common stock of New Astra, but the Class B common stock will have ten (10) votes per share.

The Private Placement

Holicity entered into the Subscription Agreements with the PIPE Investors, pursuant to which, among other things, Holicity agreed to issue and sell in private placements an aggregate of 20,000,000 shares of Holicity Class A common stock to the PIPE Investors for $10.00 per share for aggregate gross proceeds of $200 million.

The Private Placement is expected to close immediately prior to the consummation of the Business Combination. In connection with the Closing, all of the issued and outstanding shares of Holicity Class A common stock, including the shares of Holicity Class A common stock issued to the PIPE Investors, will be exchanged, on a one-for-one basis, for shares of New Astra Class A common stock.

Special Meeting of Holicity Stockholders and the Proposals

The Special Meeting will convene on _________________, 2021 at ___________ a.m., New York City time, in virtual format. Stockholders may attend, vote and examine the list of Holicity Stockholders entitled to vote at the Special Meeting by visiting ______________ and entering the control number found on their proxy card, voting instruction form or notice they previously received. The purpose of the Special Meeting is to consider and vote on the Business Combination Proposal, the Charter Proposal, the Advisory Charter Proposals, the Stock Issuance Proposal, the Incentive Plan Proposal and the Adjournment Proposal.

Approval of the condition precedent proposals is a condition to the obligation of Holicity to complete the Business Combination.

Only holders of record of issued and outstanding Holicity Shares as of the close of business on _______________, 2021, the record date for the Special Meeting, are entitled to notice of, and to vote at, the Special Meeting or any adjournment or postponement of the Special Meeting. You may cast one vote for each share of Holicity Shares that you owned as of the close of business on that record date.

A quorum of stockholders is necessary to hold a valid meeting. A quorum will exist at the Special Meeting with respect to each matter to be considered at the Special Meeting if the holders of a majority of the outstanding Holicity Shares as of the record date present in person (which would include presence at the virtual Special Meeting) or represented by proxy at the Special Meeting. All shares represented by proxy are counted as present for purposes of establishing a quorum.

Approval of the Business Combination Proposal requires the affirmative vote of a majority of the votes cast by Holicity Stockholders present in person (which would include presence at the virtual Special Meeting) or represented by proxy at the Special Meeting and entitled to vote thereon. Abstentions and broker non-votes have no effect on the outcome of the proposal.

Approval of the Charter Proposal requires the affirmative vote of a majority of the outstanding Holicity Shares, voting together as a single class. Abstentions and broker non-votes have the same effect as a vote “AGAINST” the proposal.

Approval of each of the Advisory Charter Proposals, each of which is a non-binding vote, requires the affirmative vote of a majority of the votes cast by Holicity Stockholders present in person (which would include presence at the virtual Special Meeting) or represented by proxy at the Special Meeting and entitled to vote thereon. Abstentions and broker non-votes have no effect on the outcome of the proposal.

Approval of the Stock Issuance Proposal requires the affirmative vote of a majority of the votes cast by Holicity Stockholders present in person (which would include presence at the virtual Special Meeting) or represented by proxy at the Special Meeting and entitled to vote thereon. Broker non-votes have no effect on the outcome of the proposal but, for purposes of Nasdaq rules, abstentions will have the same effect as votes “AGAINST” this proposal.

Approval of the Incentive Plan Proposal requires the affirmative vote of a majority of the votes cast by Holicity Stockholders present in person (which would include presence at the virtual Special Meeting) or represented by proxy at the Special Meeting and entitled to vote thereon. Broker non-votes have no effect on the outcome of the proposal but, for purposes of Nasdaq rules, abstentions will have the same effect as votes “AGAINST” this proposal.

Approval of the Adjournment Proposal requires the affirmative vote of a majority of the votes cast by Holicity Stockholders present in person (which would include presence at the virtual Special Meeting) or represented by proxy at the Special Meeting and entitled to vote thereon. Abstentions and broker non-votes have no effect on the outcome of the proposal.

Recommendation of Holicity’s Board of Directors

The Holicity Board has unanimously determined that the Business Combination is in the best interests of, and advisable to, the Holicity Stockholders and recommends that the Holicity Stockholders adopt the Business Combination Agreement and approve the Business Combination. The Holicity Board made its determination after consultation with its legal and financial advisors and consideration of a number of factors.

The Holicity Board recommends that you vote “FOR” the approval of the Business Combination Proposal, “FOR” the approval of the Charter Proposal, “FOR” the approval, on an advisory basis, of each of the Advisory Charter Proposals, “FOR” the approval of the Stock Issuance Proposal, “FOR” the approval of the Incentive Plan Proposal and “FOR” the approval of the Adjournment Proposal.

For more information about the Holicity Board’s recommendation and the proposals, see the sections entitled “The Special Meeting — Vote Required and Holicity Board Recommendation” beginning on page 65 and “The Business Combination Proposal — Holicity’s Board of Directors’ Reasons for Approval of the Business Combination” beginning on page 74.

Holicity’s Board of Directors’ Reasons for Approval of the Business Combination

After careful consideration, the Holicity Board recommends that its stockholders vote “FOR” the approval of the Business Combination Proposal. The factors considered by the Holicity Board include, but were not limited to, the following:

●

High Growth Market Opportunity. A massive disruption of the space industry is underway, with the broader space economy projected to grow from approximately $415 billion in 2018 (according to Space Foundation Space Report) to $1.4 trillion by 2030 (according to Wall Street research). Launch services are a critical enabler of the space economy, as the number of satellites expected to be built and launched is expected to grow by 14 times over the next decade – in part driven by the deployment of mega-constellations in Low Earth Orbit (“LEO”).

●	Key Space Sector Trends as Tailwinds Benefiting Astra. Astra has strong momentum from the rapidly expanding small satellite market, which is seeking low-cost and regular launch access to orbit. Satellite technology has evolved such that today’s satellites are smaller, lighter and more powerful – thus making smaller rockets such as Astra’s vehicle sufficient and effective methods to deploy constellations. Satellite refresh cycles has also accelerated, driving further the need for launch services to replace satellites more frequently. The public-to-private sector shift and rise of the commercial U.S. space sector has led to an exponential growth in the number of ventures operating or planning to operate space assets, which represents more potential customers in need of launch services.

●	Significant Advantages from Mass-Production of Rockets. Astra is bringing economies of scale available in mass manufacturing to the space business. The company has demonstrated that its affordable automotive-grade manufacturing processes, using readily available materials, can produce a reliable rocket at scale and at low cost. This innovative approach with a significant focus on software and automation allowed Astra to become the fastest privately-funded U.S. company in history to demonstrate orbital launch capability on December 15, 2020.

●	Uniquely Positioned Product Offering to Address Customer Needs. Astra will have a competitively differentiated market offering for its customers centered around its rapid cadence of launches, bespoke range of orbital destinations, global scale and affordability. Upon ramping up operations, Astra will be able to deliver launches on an almost-daily basis, which is significantly more than any of its peers’ capabilities. By using readily-available materials and affordable manufacturing processes for its rocket, Astra will be able to deliver its customers’ payloads to orbit at a lower cost than other alternatives in the market. Additionally, Astra’s global scale will allow it to deliver payloads with greater flexibility of launch location, as well as greater precision of end destination. This combination of factors make Astra well positioned to cater to the LEO market, especially as mega-constellations continue to deploy in the coming years.

●	Compelling Contracted Revenue and Pipeline. Astra has over [$150] million of contracted revenue from top commercial and government customers, and a pipeline of over [$1.2] billion active opportunities at various stages of development. The company has experienced increasing momentum from new customer inquiries since its successful launch on December 15, 2020.

●	Strong, Experienced Management Team and Post-Closing Board of Directors. Astra’s senior management is highly experienced with a successful and proven track record in engineering and launching technology products at scale. For additional information regarding Astra’s executive officer, see the section entitled “New Astra Management After the Business Combination – Board of Directors and Management.”

●	Potential Public Investor Enthusiasm for Pure-Play Space Companies. In 2020, there was over $25.6 billion of equity investments in the space sector (according to research from Space Capital). Amidst the burgeoning space economy and the proliferation of commercial space-based businesses, there has traditionally been limited means for public investors to invest in pure-play space companies and partake in the value creation that industry pioneers such as SpaceX have demonstrated is achievable. The Business Combination with Holicity will create the first publicly-traded space launch company on Nasdaq.

●	Attractive Entry Valuation. The combined company will have an anticipated initial pre-transaction enterprise value of $2.1 billion, implying a 3.1x multiple of 2025 projected EBITDA (when New Astra’s operations are expected to achieve scale), and representing a discount to public trading market valuations of satellite operators, launch providers, and aerospace and defense companies which Holicity considers comparable. In addition to the valuations and trading of publicly-traded companies, the Holicity Board of Directors also reviewed and considered recent transactions in the Space sector, as well as valuations of other notable launch companies at similar milestones in the private markets.

●	Expansive Future Opportunities. In the future, Astra expects to evolve beyond its current position as a provider of launch missions. By providing spaceport services (as a turnkey solution) and ready-made satellites for certain customers, Astra’s platform offering will allow satellite operators to focus on building innovative payloads rather than integration and testing the wide range of parts required for reliable satellite operation.

●	New Space Age. The Holicity team is keenly aware from firsthand experience that access to space has previously been impaired by launch expense and complexity and has posed a significant challenge to operators.

For a more complete description of our board of directors’ reasons for the approval of the Business Combination, including other factors and risks considered, see the section of this proxy statement/prospectus entitled “Holicity’s Board of Directors’ Reasons for the Approval of the Business Combination.”

Regulatory Approvals

The Business Combination is subject to the expiration or termination of the waiting period (or any extension thereof) applicable under the HSR Act. [Early termination of the waiting period was granted by the Federal Trade Commission and the waiting period ended on [●]].

Conditions to the Completion of the Business Combination

The Business Combination is subject to customary Closing conditions, including (i) the expiration or termination of the waiting period (or any extension thereof) applicable under the HSR Act, (ii) no governmental order prohibits the Closing, (iii) all require consents are obtained prior to Closing, (iv) stockholders of Holicity were offered redemption of their shares of Holicity common stock, (v) Holicity shall not have redeemed shares of its Class A common stock in an amount that would cause Holicity to have less than $5,000,001 of net tangible assets, (vi) the required stockholder approval of stockholders of Holicity shall have been obtained for the Business Combination, (vii) the required stockholder approval of stockholders of Astra shall have been obtained for the Business Combination, and (viii) the New Astra common stock to be issued in connection with the Business Combination shall have been approved for listing on Nasdaq. The obligations of Astra to complete the Business Combination are further conditioned on, in addition to customary Closing conditions, (i) the representations and warranties of Holicity and Merger Sub contained in the Business Combination Agreement shall be true and correct, (ii) the current certificate of incorporation of Holicity shall have been amended and restated in the form contemplated by the Charter Proposal, (ii) the transactions contemplated by the Sponsor Agreement shall have been consummated as specified therein, (iii) Holicity shall deliver to Astra a counterpart of the Director Nomination Agreement duly executed by the Sponsor and (iv) satisfaction of the Minimum Cash Condition. Unless waived, if any of these conditions are not satisfied, the Business Combination may not be consummated.

Termination

Mutual Termination Rights

The Business Combination Agreement may be terminated and the transactions contemplated thereby abandoned:

●	by written consent of Holicity and Astra; or

●	by written notice from either Astra or Holicity to the other if the required approval of Holicity Stockholders is not obtained at the Special Meeting (subject to any adjournment or recess of the Special Meeting).

Termination Rights of Astra

The Business Combination Agreement may be terminated and the transactions contemplated thereby abandoned:

●

prior to the Closing, by written notice to Holicity from Astra if (i) there is any breach of any representation, warranty, covenant or agreement on the part of Holicity or Merger Sub set forth in the Business Combination Agreement (or any breach on the part of the Sponsor of Section 1 of the Sponsor Agreement), such that the conditions described in the first two bullet points under the heading “Conditions to Closing; Additional Conditions to the Obligations of Astra” set forth above would not be satisfied at the Closing (a “terminating Holicity breach”), except that, if any such terminating Holicity breach is curable by Holicity or Merger Sub through the exercise of its commercially reasonable efforts, then, for a period of up to 30 days (or any shorter period of the time that remains between the date Astra provides written notice of such violation or breach and the Termination Date) after receipt by Holicity of notice from Astra of such breach, but only as long as Holicity or Merger Sub continues to exercise such commercially reasonable efforts to cure such terminating Holicity breach (the “Holicity cure period”), such termination shall not be effective, and such termination shall become effective only if the terminating Holicity breach is not cured within the Holicity cure period, (ii) the Closing has not occurred on or before the Termination Date, (iii) the consummation of the Business Combination is permanently enjoined or prohibited by the terms of a final, non-appealable governmental order or a statute, rule or regulation or (iv) Holicity fails to fulfill the Minimum Cash Condition; provided that the right to terminate the Business Combination Agreement under this paragraph shall not be available if Astra’s failure to fulfill any obligation under the Business Combination Agreement has been the primary cause of, or primarily resulted in, the failure of the Closing to occur on or before such date; or by written notice from Astra if the written consent of Holicity as sole stockholder of Merger Sub is not delivered to Astra by the end of the day following the date of this proxy statement/ prospectus.

●	by written notice from Astra if the written consent of Holicity as sole stockholder of Merger Sub is not delivered to Astra by the end of the day following the date of this Registration Statement.

Termination Rights of Holicity

The Business Combination Agreement may be terminated and the transactions contemplated thereby abandoned:

●

prior to the Closing, by written notice to Astra from Holicity if (i) there is any breach of any representation, warranty, covenant or agreement on the part of Astra set forth in the Business Combination Agreement (or any material breach on the part of a Astra stockholder that is a party to the Support Agreement), such that the conditions described in the first two bullet points under the heading “Conditions to Closing; Additional Conditions to the Obligations of Holicity” set forth above would not be satisfied at the Closing (a “terminating Astra breach”), except that, if such terminating Astra breach is curable by Astra through the exercise of its commercially reasonable efforts, then, for a period of up to 30 days (or any shorter period of the time that remains between the date Holicity provides written notice of such violation or breach and the Termination Date) after receipt by Astra of notice from Holicity of such breach, but only as long as Astra continues to use its commercially reasonable efforts to cure such terminating Astra breach (the “Astra cure period”), such termination shall not be effective, and such termination shall become effective only if the terminating Astra breach is not cured within the Astra cure period, (ii) the Closing has not occurred on or before Termination Date, (iii) the consummation of the Business Combination is permanently enjoined or prohibited by the terms of a final, non-appealable governmental order or a statute, rule or regulation; provided that the right to terminate the Business Combination Agreement under this paragraph is not available if Holicity’s or Merger Sub’s failure to fulfill any obligation under the Business Combination Agreement has been the primary cause of, or primarily resulted in, the failure of the Closing to occur on or before such date or (iv) either Mr. Kemp or Dr. London ceases to be employed by and devote his full time and attention to Astra; provided further that the right to terminate the Business Combination Agreement under this paragraph shall not be available if Holicity is in material breach of its obligations regarding maintaining its Nasdaq listing on such date.

Redemption Rights

Pursuant to the Current Charter, a public stockholder may request that Holicity redeem all or a portion of their public shares for cash if the Business Combination is consummated. You will be entitled to receive cash for any public shares to be redeemed only if you:

●	(a) hold public shares or (b) hold public shares through units and you elect to separate your units into the underlying public shares and public warrants prior to exercising your redemption rights with respect to the public shares; and

●	prior to p.m., New York City time, on [__], 2021, (a) submit a written request, including the legal name, phone number and address of the beneficial owner of the shares for which redemption is requested, to the transfer agent that Holicity redeem your public shares for cash and (b) deliver your public shares to the transfer agent, physically or electronically through DTC.

As noted above, holders of units must elect to separate the underlying public shares and public warrants prior to exercising redemption rights with respect to the public shares. Holders may instruct their broker to do so, or if a holder holds units registered in its own name, the holder must contact the transfer agent directly and instruct them to do so. Public stockholders may elect to redeem all or a portion of their public shares even if they vote for the Business Combination Proposal. If the Business Combination is not consummated, the public shares will not be redeemed for cash. If a public stockholder properly exercises its right to redeem its public shares and timely delivers its public shares to Continental Stock Transfer & Trust Company, Holicity’s transfer agent, Holicity will redeem such public shares upon the Closing for a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, calculated as of two business days prior to the consummation of the Business Combination, including interest earned on the funds held in the Trust Account and not previously released to us to pay our taxes, divided by the number of then issued and outstanding public shares. If a public stockholder exercises its redemption rights, then it will be exchanging its redeemed public shares for cash and will no longer own such shares. See the section entitled “The Special Meeting — Redemption Rights” for a detailed description of the procedures to be followed if you wish to redeem your public shares for cash.

Notwithstanding the foregoing, a holder of public shares, together with any affiliate of such public stockholder or any other person with whom such public stockholder is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Exchange Act), will be restricted from redeeming its public shares with respect to more than an aggregate of 15% of the public shares. Accordingly, if a public stockholder, alone or acting in concert or as a group, seeks to redeem more than 15% of the public shares, then any such shares in excess of that 15% limit would not be redeemed for cash.

Holders of our warrants will not have redemption rights with respect to the warrants.

No Delaware Appraisal Rights

Appraisal rights are statutory rights under the DGCL that enable stockholders who object to certain extraordinary transactions to demand that the corporation pay such stockholders the fair value of their shares instead of receiving the consideration offered to stockholders in connection with the extraordinary transaction. However, appraisal rights are not available in all circumstances. Appraisal rights are not available to Holicity Stockholders or warrant holders in connection with the Business Combination.

Proxy Solicitation

Proxies may be solicited by mail, telephone or in person. Holicity has engaged Morrow to assist in the solicitation of proxies. If a stockholder grants a proxy, it may still vote its shares at the Special Meeting if it revokes its proxy before the Special Meeting. A stockholder also may change its vote by submitting a later- dated proxy as described in the section entitled “The Special Meeting — Revoking Your Proxy.”

Interests of Holicity’s Directors and Officers in the Business Combination

When you consider the recommendation of Holicity’s board of directors in favor of approval of the Business Combination Proposal, you should keep in mind that Holicity’s Initial Stockholders have interests in such proposal that are different from, or in addition to those of Holicity Stockholders and warrant holders generally. These interests include, among other things, the interests listed below:

●	If we are unable to complete our initial Business Combination by August 7, 2022, we will: (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than 10 business days thereafter, redeem the public shares and (iii) as promptly as reasonably possible following such redemption, subject to the approval of our remaining stockholders and our Board, liquidate and dissolve, subject in each case to our obligations under the Delaware General Corporation Law (“DGCL”) to provide for claims of creditors and the requirements of other applicable law. There will be no redemption rights or liquidating distributions with respect to our warrants, which will expire worthless if we fail to complete our initial Business Combination by August 7, 2022. Our Initial Stockholders purchased the Founder Shares prior to our Initial Public Offering for an aggregate purchase price of $25,000. Upon the Closing, such Founder Shares will convert into 7,500,000 shares of New Astra Class A common stock.

●

Simultaneously with the Closing of our Initial Public Offering, we consummated the sale of 5,333,333 private placement warrants at a price of $1.50 per warrant in a private placement to our Sponsor. The warrants are each exercisable commencing the later of 30 days following the Closing and 12 months from the closing of our Initial Public Offering, which occurred on August 7, 2020, for one share of Holicity Class A common stock at $11.50 per share. If we do not consummate a Business Combination transaction by August 7, 2022, then the proceeds from the sale of the private placement warrants will be part of the liquidating distribution to the public stockholders and the warrants held by our Sponsor will be worthless. The warrants held by our Sponsor had an aggregate market value of approximately $[●] million based upon the Closing price of $[●] per warrant on Nasdaq on [●], 2021.

●	Our Sponsor, officers and directors will lose their entire investment in us if we do not complete a business combination by August 7, 2022. Certain of them may continue to serve as officers and/or directors of New Astra after the Closing. As such, in the future they may receive any cash fees, stock options or stock awards that the New Astra board of directors determines to pay to its directors and/or officers.

●	Our Initial Stockholders have agreed to waive their rights to liquidating distributions from the Trust Account with respect to their Founder Shares if Holicity fails to complete a business combination by August 7, 2022.

●	In order to protect the amounts held in the Trust Account, the Sponsor has agreed that it will be liable to us if and to the extent any claims by a vendor for services rendered or products sold to us, or a prospective target business with which we have entered into a transaction agreement, reduce the amount of funds in the Trust Account. This liability will not apply with respect to any claims by a third party who executed a waiver of any right, title, interest or claim of any kind in or to any monies held in the Trust Account or to any claims under our indemnity of the underwriters of this offering against certain liabilities, including liabilities under the Securities Act.

●	Following the Closing, our Sponsor would be entitled to the repayment of any working capital loan and advances that have been made to Holicity and remain outstanding. As of the date of this proxy statement/prospectus, our Sponsor has not made any advances to us for working capital expenses. If we do not complete an initial Business Combination within the required period, we may use a portion of our working capital held outside the Trust Account to repay the working capital loans, but no proceeds held in the Trust Account would be used to repay the working capital loans.

●	Following the consummation of the Business Combination, we will continue to indemnify our existing directors and officers and will maintain a directors’ and officers’ liability insurance policy.

●	Upon the Closing, subject to the terms and conditions of the Business Combination Agreement, our Sponsor, our officers and directors and their respective affiliates may be entitled to reimbursement for any reasonable out-of-pocket expenses related to identifying, investigating and consummating an initial Business Combination, and repayment of any other loans, if any, and on such terms as to be determined by Holicity from time to time, made by our Sponsor or certain of our officers and directors to finance transaction costs in connection with an intended initial Business Combination.

At any time prior to the Special Meeting, during a period when they are not then aware of any material nonpublic information regarding Holicity or its securities, the Initial Stockholders, Astra and/or its affiliates and Mr. Kemp and/or his affiliates may purchase shares and/or warrants from investors, or they may enter into transactions with such investors and others to provide them with incentives to acquire Holicity Shares or vote their Holicity Shares in favor of the Business Combination Proposal. The purpose of such share purchases and other transactions would be to increase the likelihood that (i) the proposals presented for approval at the Special Meeting are approved and/or (ii) Holicity satisfies the Minimum Cash Condition. Any such purchases of public shares and other transactions may thereby increase the likelihood of obtaining stockholder approval of the Business Combination. This may result in the completion of our Business Combination that may not otherwise have been possible. While the exact nature of any such incentives has not been determined as of the date of this proxy statement/prospectus, they might include, without limitation, arrangements to protect such investors or holders against potential loss in value of their shares, including the granting of put options and the transfer to such investors or holders of shares or rights owned by the Initial Stockholders for nominal value.

Entering into any such arrangements may have a depressive effect on Holicity Shares. For example, as a result of these arrangements, an investor or holder may have the ability to effectively purchase shares at a price lower than market and may therefore be more likely to sell the shares it owns, either prior to or immediately after the Special Meeting.

If such transactions are effected, the consequence could be to cause the Business Combination to be approved in circumstances where such approval could not otherwise be obtained. Purchases of shares by the persons described above would allow them to exert more influence over the approval of the proposals to be presented at the Special Meeting and would likely increase the chances that such proposals would be approved. As of the date of this proxy statement/prospectus, there have been no such discussions and no agreements to such effect have been entered into with any such investor or holder.

The existence of financial and personal interests of the Holicity directors and officers may result in a conflict of interest on the part of one or more of them between what he may believe is best for Holicity and what he may believe is best for him in determining whether or not to grant a waiver in a specific situation. See the sections entitled “Risk Factors” and “The Business Combination Proposal — Interests of Holicity’s Directors and Officers in the Business Combination” for a further discussion of this and other risks.

Stock Exchange Listing

Holicity’s units, Class A common stock and public warrants are publicly traded on the Nasdaq Capital Market (“Nasdaq”) under the symbols “HOLUU”, “HOL” and “HOLUW”, respectively. Holicity intends to apply to list the New Astra Class A common stock and public warrants on Nasdaq under the symbols “ASTR” and “ASTR WS”, respectively, upon the Closing of the Business Combination. New Astra will not have units traded following the Closing of the Business Combination.

Sources and Uses of Funds for the Business Combination

The following table summarizes the sources and uses for funding the transactions contemplated by the Business Combination Agreement. Where actual amounts are not known or knowable, the figures below represent Astra’s good faith estimate of such amounts.

(in millions)	Assuming No Redemption	Assuming Maximum Redemption
Sources
Proceeds from Trust Account	$300	$50
Private Placement	$200	$200
Seller’s Equity	$2,030	$2,030
Holicity’s Founder Shares	$75	$75
Total Sources	$2,605	$2,355
Uses
Sellers’ Equity	$2,030	$2,030
Cash to Astra’s Balance Sheet	$459	$209
Holicity’s Founder Shares	$75	$75
Fees and Expenses	$41	$41
Total Uses	$2,605	$2,355

Accounting Treatment

The Business Combination will be accounted for as a reverse recapitalization in accordance with GAAP. Under this method of accounting, Holicity will be treated as the “acquired” company for accounting purposes and the Business Combination will be treated as the equivalent of Astra issuing stock for the net assets of Holicity, accompanied by a recapitalization. The net assets of Holicity will be stated at historical cost, with no goodwill or other intangible assets recorded.

Astra has been determined to be the accounting acquirer based on evaluation of the following facts and circumstances:

●	Astra’s existing stockholders will have the greatest voting interest in the combined entity under the no and maximum redemption scenarios with over 95% of the voting interest in each scenario;

●	The largest individual minority stockholder of the combined entity is an existing stockholder of Astra;

●	[Astra’s directors will represent the majority of the new board of directors of New Astra]; and

●	Astra’s senior management will be the senior management of New Astra.

The preponderance of evidence as described above is indicative that Astra is the accounting acquirer in the Business Combination.

Comparison of Stockholders’ Rights

Following the consummation of the Business Combination, the rights of Holicity Stockholders who become New Astra stockholders in the Business Combination will no longer be governed by the Current Charter and Holicity’s bylaws and instead will be governed by the Proposed Charter and New Astra’s amended and restated bylaws. See “Comparison of Stockholders’ Rights” on page 29.

Summary of Risk Factors

In evaluating the proposals to be presented at the Special Meeting, a Holicity Stockholder should carefully read this proxy statement/prospectus and especially consider the factors discussed in the section entitled “Risk Factors.”

Some of the risks related Astra’s business and industry are summarized below. References in the summary below to “we”, “us”, “our” and “the Company” generally refer to Astra in the present tense or New Astra from and after the Business Combination.

●	We have not yet delivered customer satellites into orbit using any of our launch vehicles or rockets, and any setbacks we may experience during our first commercial launch planned for 2021 and other demonstration and commercial missions could have a material adverse effect on our business, financial condition and results of operation, and could harm our reputation.

●	We have incurred significant losses since inception, we expect to incur losses in the future, and we may not be able to achieve or maintain profitability.

●	The success of our business will be highly dependent on our ability to effectively market and sell our launch services for small LEO satellites.

●	The market for commercial launch services for small LEO satellites is not well established, is still emerging and may not achieve the growth potential we expect or may grow more slowly than expected.

●	We routinely conduct hazardous operations in test and launch of our vehicles and vehicle subsystems, which could result in damage to property or persons. Unsatisfactory performance or failure of our launch vehicles, satellites and related technology at launch or during operation could have a material adverse effect on our business, financial condition and results of operation.

●	We have not yet tested our launch vehicles with sufficient fuel to achieve optimal orbit velocity or at a payload capacity necessary for the successful deployment of a Big LEO satellite.

●	If we are unable to adapt to and satisfy customer demands in a timely and cost-effective manner, or if we are unable to manufacture our launch vehicles at a quantity and quality that our customers demand, our ability to grow our business may suffer.

●	We may require substantial additional funding to finance our operations, but adequate additional financing may not be available when we need it, on acceptable terms or at all.

●	Certain future operational facilities will require significant expenditures in capital improvements and operating expenses to develop and foster basic levels of service required by our launch and satellite services, and the ongoing need to maintain existing operational facilities requires us to expend capital.

●	Regulatory, availability, and other challenges may delay our progress in establishing the number of launch sites we require for our targeted annual launch rate, which could have an adverse effect on our ability to grow our business.

●	We expect to face intense competition in the commercial space market and other industries in which we may operate and some of these competitors may be better capitalized than we are.

●	The majority of our customer contracts may be terminated by the customer at any time for convenience as well as other provisions permitting the customer to discontinue contract performance for cause (for example, if we do not achieve certain milestones on a timely basis). If our contracts are terminated or if we experience any other contract-related risks, our results of operations may be adversely impacted. In addition, some of our customers are government entities, which subject us to additional risks including early termination, audits, investigations, sanctions and penalties.

●	Our business is subject to a wide variety of extensive and evolving government laws and regulations. Failure to comply with such laws and regulations could have a material adverse effect on our business.

●	The COVID-19 pandemic has and could continue to negatively affect various aspects of our business, make it more difficult for us to meet our obligations to our customers, and result in reduced demand for our products and services, which could have a material adverse effect on our business, financial condition, results of operations, or cash flows.

Emerging Growth Company

Section 102(b)(1) of the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”) exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a registration statement under the Securities Act declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such an election to opt out is irrevocable. We have elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, we, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of New Astra’s financial statements with those of another public company that is neither an emerging growth company nor an emerging growth company that has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

We will remain an emerging growth company until the earlier of: (1) the last day of the fiscal year (a) following the fifth anniversary of the Closing of Holicity’s Initial Public Offering, (b) in which we have total annual gross revenue of at least $1.07 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our common equity that is held by non-affiliates exceeds $700 million as of the end of the prior fiscal year’s second fiscal quarter; and (2) the date on which we have issued more than $1.00 billion in non-convertible debt securities during the prior three-year period. References herein to “emerging growth company” have the meaning associated with it in the JOBS Act.

Controlled Company Exemption

Upon the completion of the Business Combination, the holders of New Astra Class B common stock will be the beneficial owners of all the outstanding shares of New Astra’s Class B common stock and, as such, will control the voting power of our outstanding capital stock, as a result of which the holders of New Astra Class B common stock will have the power to elect a majority of New Astra’s directors. Pursuant to Nasdaq listing standards, a company of which more than 50% of the voting power for the election of directors is held by an individual, a group or another company qualifies as a “controlled company.” As a controlled company, New Astra will be exempt from certain Nasdaq corporate governance requirements, including the requirements to have: (i) a board of directors comprised of a majority of independent directors; (ii) compensation of its executive officers determined by a majority of the independent directors or a compensation committee comprised solely of independent directors; (iii) a compensation committee charter which, among other things, provides the compensation committee with the authority and funding to retain compensation consultants and other advisors; and (iv) director nominees selected, or recommended for the Board’s selection, either by a majority of the independent directors or a nominating committee comprised solely of independent directors. For at least some period following the Business Combination, New Astra may utilize these exemptions since the New Astra Board has not yet made a determination with respect to the independence of any directors. Pending such determination, you may not have the same protections afforded to stockholders of companies that are subject to all of these corporate governance requirements. If New Astra ceases to be a “controlled company” and its shares continue to be listed on Nasdaq, New Astra will be required to comply with these standards and, depending on the board’s independence determination with respect to our then-current directors, New Astra may be required to add additional directors to its board in order to achieve such compliance within the applicable transition periods.

SUMMARY HISTORICAL FINANCIAL INFORMATION OF HOLICITY

Holicity is providing the following summary historical financial data to assist you in your analysis of the financial aspects of the Business Combination.

Holicity’s statement of operations data for the period from June 2, 2020 (date of inception) through September 30, 2020 and balance sheet data as of September 30, 2020 is derived from Holicity’s unaudited condensed financial statements included elsewhere in this proxy statement/prospectus.

This information is only a summary and should be read in conjunction with Holicity’s financial statements and related notes and “Holicity’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained elsewhere in this proxy statement/prospectus. The historical results included below and elsewhere in this proxy statement/prospectus are not indicative of the future performance of Holicity.

Statement of Operations Data	For the Period from June 2, 2020 (inception) through September 30, 2020
(in dollars, except for share and per share numbers)
Operating expenses
General and administrative expenses	$156,765
Loss from operations	(156,765)
Other income - interest earned on Trust Account	7,109
Provision for income taxes	-
Net loss	$(149,656)
Basic and diluted weighted average shares outstanding of Class A common stock	30,000,000
Basic and diluted net income per share, Class A	$-
Basic and diluted weighted average shares outstanding of Class B common stock	7,500,000
Basic and diluted net loss per share, Class B	$(0.02)

Balance Sheet Data	September 30, 2020
(in dollars, except for share numbers)
Total assets	$301,631,061
Total liabilities	10,640,289
Total stockholders’ equity and Class A common stock subject to possible redemptions	290,990,772

SUMMARY HISTORICAL FINANCIAL INFORMATION OF ASTRA

Astra is providing the following summary historical financial information to assist you in your analysis of the financial aspects of the Business Combination.

Astra’s balance sheet data and statement of operations data as of and for the years ended December 31, 2020 and 2019, are derived from Astra’s audited financial statements included elsewhere in this proxy statement/prospectus.

The information is only a summary and should be read in conjunction with Astra’s financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Astra” contained elsewhere in this proxy statement/prospectus. Astra’s historical results are not necessarily indicative of future results, and the results for any interim period are not necessarily indicative of the results that may be expected for a full fiscal year.

	Year Ended December 31,
(in thousands, except share and per share data)	2019	2020
Statement of Operations Data:
Operating expenses:
Research and development	$40,067	$
General and administrative	12,518
Total operating expenses	(52,585)
Loss from operations	(52,585)
Interest expense, net	(870)
Other income, net	276
Loss before taxes	(53,179)
Income tax expense	-
Net loss	$(53,179)	$

Net loss per share:
Weighted average number of shares of Class A common stock outstanding - basic and diluted	8,082,020
Net loss per share of Class A common stock - basic and diluted	$(0.74)
Weighted average number of shares of Class B common stock outstanding - basic and diluted	63,684,201
Net loss per share of Class B common stock - basic and diluted	$(0.74)

(in thousands)	Year Ended December 31, 2019	Year Ended December 31, 2020
Statement of Cash Flow Data:
Net cash provided by (used in):
Operating activities	$(47,124)
Investing activities	$(15,254)
Financing activities	$36,905

(in thousands)	Year Ended December 31, 2019	Year Ended December 31, 2020
Balance Sheet Data:
Total assets	$37,641
Total current liabilities	$5,557
Total liabilities	$43,726
Working capital	$5,727
Total stockholders’ deficit	$(95,914)

SUMMARY UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The following summary unaudited pro forma condensed combined financial data (the “summary pro forma data”) gives effect to the Business Combination and related transactions described in the section entitled “Unaudited Pro Forma Condensed Combined Financial Information”. The Business Combination will be accounted for as a reverse recapitalization, with no goodwill or other intangible assets recorded, in accordance with U.S. generally accepted accounting principles (“GAAP”). Under this method of accounting, Holicity will be treated as the “acquired” company for financial reporting purposes. Accordingly, for accounting purposes, the Business Combination will be treated as the equivalent of Astra issuing stock for the net assets of Holicity, accompanied by a recapitalization. The net assets of Holicity will be stated at historical cost, with no goodwill or other intangible assets recorded. The summary unaudited pro forma condensed combined balance sheet data as of December 31, 2020 gives pro forma effect to the Business Combination and related transactions as if they had occurred on December 31, 2020. The summary unaudited pro forma condensed combined statement of operations data for the year ended December 31, 2020 give pro forma effect to the Business Combination and related transactions as if they had been consummated on January 1, 2020, the beginning of the earliest period presented.

The summary pro forma data have been derived from, and should be read in conjunction with, the unaudited pro forma condensed combined financial information of the combined company appearing elsewhere in this proxy statement/ prospectus and the accompanying notes. The unaudited pro forma condensed combined financial information is based upon, and should be read in conjunction with, the historical financial statements of Holicity and related notes and the historical financial statements of Astra and related notes included in this proxy statement/prospectus. The summary pro forma data have been presented for informational purposes only and are not necessarily indicative of what the combined company’s financial position or results of operations actually would have been had the Business Combination and related transactions been completed as of the dates indicated. In addition, the summary pro forma data do not purport to project the future financial position or operating results of the combined company.

The following table presents summary pro forma data after giving effect to the Business Combination and related transactions, assuming two redemption scenarios as follows:

●	Assuming No Redemption — this scenario assumes that no shares of Holicity Common Stock are redeemed; and

●	Assuming Maximum Redemption — this scenario assumes that 25,000,000 shares of Holicity Class A Common Stock are redeemed for an aggregate payment of approximately $250 million (based on the estimated per share redemption price of approximately $10.00 per share) from the Trust Account. The Business Combination Agreement includes a condition to closing the Business Combination that, at the Closing, Holicity will have a minimum of $250.0 million in cash comprising (i) the cash held in the trust account after giving effect to the Holicity share redemptions and (ii) proceeds from the Private Placement.

	Pro Forma Combined (Assuming No Redemptions)	Pro Forma Combined (Assuming Maximum Redemptions)
(in thousands, except share and per share data)
Summary Unaudited Pro Forma Condensed Combined
Statement of Operations Data for the Year Ended December 31, 2020
Revenue
Net loss per share attributable to common stockholders – basic and diluted
Weighted average common shares outstanding – basic and diluted
Selected Unaudited Pro Forma Condensed Combined
Balance Sheet Data as of December 31, 2020
Total assets
Total liabilities
Total stockholders’ equity

COMPARATIVE HISTORICAL AND UNAUDITED PRO FORMA COMBINED PER SHARE FINANCIAL INFORMATION

The following table sets forth selected historical comparative share information for Holicity and Astra and unaudited pro forma condensed combined per share information of the combined company after giving effect to the Business Combination and related transactions, assuming two redemption scenarios as follows:

●	Assuming No Redemption — this scenario assumes that no shares of Holicity Common Stock are redeemed; and

●	Assuming Maximum Redemption — this scenario assumes that 25,000,000 shares of Holicity Class A Common Stock are redeemed for an aggregate payment of approximately $250 million (based on the estimated per share redemption price of approximately $10.00 per share) from the Trust Account. The Business Combination Agreement includes a condition to closing the Business Combination that, at the Closing, Holicity will have a minimum of $250.0 million in cash comprising (i) the cash held in the trust account after giving effect to the Holicity share redemptions and (ii) proceeds from the Private Placement.

The pro forma book value information reflects the Business Combination and related transactions as if they had occurred on December 31, 2020. The weighted average shares outstanding and net loss per share information give pro forma effect to the Business Combination and related transactions as if they had occurred on January 1, 2020.

This information is only a summary and should be read together with the selected historical financial information included elsewhere in this proxy statement/prospectus, and the historical financial statements of Holicity and Astra and related notes that are included elsewhere in this proxy statement/ prospectus. The unaudited pro forma combined per share information of Holicity and Astra is derived from, and should be read in conjunction with, the unaudited pro forma condensed combined financial statements and related notes included elsewhere in this proxy statement/ prospectus.

The unaudited pro forma combined earnings per share information below does not purport to represent the earnings per share which would have occurred had the companies been combined during the periods presented, nor earnings per share for any future date or period. The unaudited pro forma combined book value per share information below does not purport to represent what the value of Holicity and Astra would have been had the companies been combined during the periods presented.

			Combined Pro Forma		Astra equivalent pro forma per share data (2)
			(Assuming	(Assuming	(Assuming	(Assuming
	Holicity	Astra	No	Maximum	No	Maximum
	(Historical)	(Historical)	Redemption)	Redemption)	Redemption)	Redemption)
As of and for the Year Ended December 31, 2020 (3)
Book value per share (1)
Weighted average shares outstanding of Class A and Class B common stock—basic and diluted
Net income (loss) per share of Class A and Class B common stock—basic and diluted

(1)	Book value per share is equal to total equity excluding redeemable convertible preferred shares/shares of common stock outstanding.

(2)	The equivalent pro forma basic and diluted per share data for Astra is based on the exchange ratio set forth in the Business Combination Agreement. The weighted average shares outstanding includes Astra preferred stock, which will be converted into shares of Astra common stock immediately prior to the Effective Time of the Business Combination.

(3)	There were no cash dividends declared in the period presented.

(4)	Pro forma balance sheet for year ended December 31, 2019 not required and as such, no such calculation included in this table.

MARKET PRICE, TICKER SYMBOL AND DIVIDEND INFORMATION

Holicity

Market Price and Ticker Symbol

Holicity’s units, Class A common stock and public warrants are currently listed on Nasdaq under the symbols “HOLUU,” “HOL,” and “HOLUW,” respectively.

The closing price of Holicity’s units, Class A common stock and public warrants on February 1, 2021, the last trading day before announcement of the execution of the Business Combination Agreement, was $10.90, $10.34 and $1.92, respectively. As of           , 2021, the record date for the Special Meeting, the closing price for each unit, Class A common stock and public warrant was $ [●], $ [●]and $ [●], respectively.

Holders

There is one (1) holder of record of our units, one (1) holder of record of Holicity Class A common stock, nineteen (19) holders of record of Holicity Class B common stock and two (2) holders of record of our public warrants. The number of holders of record does not include a substantially greater number of “street name” holders or beneficial holders whose units, Holicity Class A common stock and warrants are held of record by banks, brokers and other financial institutions.

Dividend Policy

Holicity has not paid any cash dividends on Holicity common stock to date and does not intend to pay any cash dividends prior to the completion of the Business Combination. The payment of cash dividends in the future will be dependent upon New Astra’s revenue and earnings, if any, capital requirements and general financial condition subsequent to completion of the Business Combination. The payment of any cash dividends subsequent to the Business Combination will be within the discretion of New Astra’s board of directors at such time.

Astra

There is no public market for shares of Astra’s common stock.

RISK FACTORS

We have identified the following risks and uncertainties that may have a material adverse effect on our business, financial condition, results of operations or reputation. The risks described below are not the only risks we face. Additional risks not presently known to us or that we currently believe are not material may also significantly affect our business, financial condition, results of operations or reputation. Our business could be harmed by any of these risks. In assessing these risks, you should also refer to the other information contained in this proxy statement prospectus, including our consolidated financial statements and related notes.

Risk Factors Relating to Holicity and the Business Combination

Directors and officers of Holicity have potential conflicts of interest in recommending that stockholders vote in favor of approval of the Business Combination and approval of the other proposals described in this proxy statement/prospectus.

When considering Holicity’s board of directors’ recommendation that its stockholders vote in favor of the approval of the Business Combination, Holicity Stockholders should be aware that directors and officers of Holicity have interests in the Business Combination that may be different from, or in addition to, the interests of Holicity Stockholders. These interests include:

●	If we are unable to complete our initial business combination by August 7, 2022, we will: (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than 10 business days thereafter, redeem the public shares and (iii) as promptly as reasonably possible following such redemption, subject to the approval of our remaining stockholders and our Board, liquidate and dissolve, subject in each case to our obligations under the DGCL to provide for claims of creditors and the requirements of other applicable law. There will be no redemption rights or liquidating distributions with respect to our warrants, which will expire worthless if we fail to complete our initial business combination by August 7, 2022. Our sponsor purchased the Founder Shares prior to our Initial Public Offering for an aggregate purchase price of $25,000.

●	Simultaneously with the closing of our Initial Public Offering, we consummated the sale of 5,333,333 private placement warrants at a price of $1.50 per warrant in a private placement to our Sponsor. The warrants are each exercisable commencing the later of 30 days following the Closing and 12 months from the closing of our Initial Public Offering, which occurred on August 7, 2020, for one share of New Astra Class A common stock at $11.50 per share. If we do not consummate a business combination transaction by August 7, 2022, then the proceeds from the sale of the private placement warrants will be part of the liquidating distribution to the public stockholders and the warrants held by our Sponsor will be worthless. The warrants held by our Sponsor had an aggregate market value of approximately $[●] million based upon the closing price of [●] per warrant on Nasdaq on [●], 2021.

●	Our Sponsor, officers and directors will lose their entire investment in us if we do not complete a business combination by August 7, 2022. Certain of them may continue to serve as officers and/or directors of New Astra after the Closing. As such, in the future they may receive any cash fees, stock options or stock awards that the New Astra board of directors determines to pay to its directors and/or officers.

●	Our Initial Stockholders have agreed to waive their rights to liquidating distributions from the Trust Account with respect to their Founder Shares if Holicity fails to complete a business combination by August 7, 2022.

●	In order to protect the amounts held in the Trust Account, the Sponsor has agreed that it will be liable to us if and to the extent any claims by a vendor for services rendered or products sold to us, or a prospective target business with which we have entered into a transaction agreement, reduce the amount of funds in the Trust Account. This liability will not apply with respect to any claims by a third party who executed a waiver of any right, title, interest or claim of any kind in or to any monies held in the Trust Account or to any claims under our indemnity of the underwriters of this offering against certain liabilities, including liabilities under the Securities Act.

●	Following the Closing, our Sponsor would be entitled to the repayment of any working capital loan and advances that have been made to Holicity and remain outstanding. As of the date of this proxy statement/prospectus, our Sponsor has not made any advances to us for working capital expenses. If we do not complete an initial business combination within the required period, we may use a portion of our working capital held outside the Trust Account to repay the working capital loans, but no proceeds held in the Trust Account would be used to repay the working capital loans.

●	Following the consummation of the Business Combination, we will continue to indemnify our existing directors and officers and will maintain a directors’ and officers’ liability insurance policy.

●	Upon the Closing, subject to the terms and conditions of the Business Combination Agreement, our Sponsor, our officers and directors and their respective affiliates may be entitled to reimbursement for any reasonable out-of-pocket expenses related to identifying, investigating and consummating an initial business combination, and repayment of any other loans, if any, and on such terms as to be determined by Holicity from time to time, made by our Sponsor or certain of our officers and directors to finance transaction costs in connection with an intended initial business combination.

These financial interests of the Initial Stockholders may have influenced their decision to approve the Business Combination. You should consider these interests when evaluating the Business Combination and the recommendation Holicity’s Board to vote in favor of the Business Combination Proposal and other proposals to be presented to the stockholders.

Holicity’s Initial Stockholders have agreed to vote in favor of the Business Combination, regardless of how our public stockholders vote.

Our Initial Stockholders have agreed to vote their shares in favor of the Business Combination. The Initial Stockholders own 20% of our outstanding shares prior to the Business Combination. Accordingly, it is more likely that the necessary stockholder approval for the Business Combination will be received than would be the case if our Initial Stockholders had agreed to vote their shares in accordance with the majority of the votes cast by our public stockholders.

Holicity’s Initial Stockholders may elect to purchase shares or public warrants from public stockholders, which may influence a vote on the Business Combination and reduce the public “float” of our common stock.

Holicity’s Initial Stockholders may purchase public shares or public warrants in privately negotiated transactions or in the open market either prior to or following the completion of the Business Combination, although they are under no obligation to do so. However, other than as expressly stated herein, they have no current commitments, plans or intentions to engage in such transactions and have not formulated any terms or conditions for any such transactions. None of the funds in the Trust Account will be used to purchase shares or public warrants in such transactions.

In the event that Holicity’s Initial Stockholders purchase public shares in privately negotiated transactions from public stockholders who have already elected to exercise their redemption rights, such selling stockholders would be required to revoke their prior elections to redeem their public shares. The purpose of any such purchases of public shares could be to vote such shares in favor of the Business Combination and thereby increase the likelihood of obtaining stockholder approval of the Business Combination or to satisfy a Closing condition in the Business Combination Agreement that requires us to have a certain amount of cash at the Closing, where it appears that such requirement would otherwise not be met. Any such purchases of our securities may result in the completion of the Business Combination that may not otherwise have been possible.

In addition, if such purchases are made, the public “float” of our common stock and the number of beneficial holders of our securities may be reduced, possibly making it difficult to maintain or obtain the quotation, listing or trading of our securities on a national securities exchange.

Warrants will become exercisable for New Astra Class A common stock, which would increase the number of shares eligible for future resale in the public market and result in dilution to our stockholders.

Following the Business Combination, there will be 10,000,000 outstanding public warrants to purchase 10,000,000 shares of New Astra Class A common stock at an exercise price of $11.50 per share, which warrants will become exercisable commencing the later of 30 days following the Closing and 12 months from the closing of our Initial Public Offering, which occurred on August 7, 2020. In addition, there will be 5,333,333 private placement warrants outstanding exercisable for 5,333,333 shares of New Astra Class A common stock at an exercise price of $11.50 per share. To the extent such warrants are exercised, additional shares of New Astra Class A common stock will be issued, which will result in dilution to the holders of New Astra Class A common stock and increase the number of shares eligible for resale in the public market. Sales of substantial numbers of such shares in the public market could adversely affect the market price of New Astra Class A common stock, the impact of which is increased as the value of our stock price increases.

We may redeem your unexpired warrants prior to their exercise at a time that is disadvantageous to you, thereby making your warrants worthless.

New Astra will have the ability to redeem outstanding public warrants at any time after they become exercisable and prior to their expiration, at a price of $0.01 per warrant, provided that the closing price of New Astra Class A common stock equals or exceeds $18.00 per share for any 20 trading days within a 30 trading-day period ending on the third trading day prior to the date we give notice of redemption. If and when the warrants become redeemable by New Astra, New Astra may exercise the redemption right even if it is unable to register or qualify the underlying securities for sale under all applicable state securities laws. Redemption of the outstanding warrants could force holders to (i) exercise the warrants and pay the exercise price therefor at a time when it may be disadvantageous to do so, (ii) sell the warrants at the then-current market price when the holder might otherwise wish to hold onto such warrants or (iii) accept the nominal redemption price which, at the time the outstanding warrants are called for redemption, is likely to be substantially less than the market value of the warrants. None of the private placement warrants will be redeemable by us so long as they are held by their initial purchasers or their permitted transferees.

In addition, New Astra may redeem your warrants after they become exercisable for a number of shares of New Astra Class A common stock determined based on the redemption date and the fair market value of New Astra Class A common stock. Any such redemption may have similar consequences to a cash redemption described above. In addition, such redemption may occur at a time when the warrants are “out- of-the-money,” in which case you would lose any potential embedded value from a subsequent increase in the value of our common stock had your warrants remained outstanding.

Even if we consummate the Business Combination, there can be no assurance that the warrants will be in the money at the time they become exercisable, and they may expire worthless.

The exercise price for the outstanding warrants is $11.50 per share of New Astra Class A common stock. There can be no assurance that the warrants will be in the money following the time they become exercisable and prior to their expiration, and as such, the warrants may expire worthless.

Our stockholders will experience immediate dilution as a consequence of the issuance of New Astra Class A common stock as consideration in the Business Combination. Having a minority share position may reduce the influence that our current stockholders have on the management of New Astra.

Assuming that no public stockholders exercise their redemption rights in connection with the Business Combination, immediately after the consummation of the Business Combination, Holicity’s Initial Stockholders and public stockholders will hold 37,500,000 shares of New Astra common stock, or 14.4% of the outstanding common stock. Assuming that our public stockholders holding 25,000,000 public shares exercise their redemption rights in connection with the Business Combination, immediately after the consummation of the Business Combination, Holicity’s Initial Stockholders and public stockholders will hold 12,500,000 shares of New Astra common stock, or 5.3% of the outstanding common stock.

There are currently outstanding an aggregate of [15,333,317] warrants to acquire Holicity Class A common stock, which comprise 5,333,333 private placement warrants held by Holicity’s Initial Stockholders at the time of Holicity’s Initial Public Offering and [9,999,984] public warrants. Each of Holicity’s outstanding whole warrants is exercisable commencing the later of 30 days following the Closing and 12 months from the closing of our Initial Public Offering, which occurred on August 7, 2020, for one share of Holicity Class A common stock in accordance with its terms. Therefore, as of the date of this proxy statement/prospectus, if we assume that each outstanding whole warrant is exercised and one share of Holicity Class A common stock is issued as a result of such exercise, with payment of the exercise price of $11.50 per share, our fully-diluted share capital would increase by a total of [15,333,317] shares, with approximately [$176,333,145.50] paid to us to exercise the warrants.

Subsequent to the consummation of the Business Combination, we may be required to take write-downs or write-offs, restructuring and impairment or other charges that could have a significant negative effect on our financial condition, results of operations and stock price, which could cause you to lose some or all of your investment.

Although Holicity has conducted due diligence on New Astra, Holicity cannot assure you that this diligence revealed all material issues that may be present in its business, that it would be possible to uncover all material issues through a customary amount of due diligence, or that factors outside of Holicity’s or New Astra’s control will not later arise. As a result, New Astra may be forced to later write-down or write-off assets, restructure its operations, or incur impairment or other charges that could result in losses. Even if the due diligence successfully identifies certain risks, unexpected risks may arise and previously known risks may materialize in a manner not consistent with our preliminary risk analysis. Even though these charges may be non-cash items and not have an immediate impact on our liquidity, the fact that New Astra reports charges of this nature could contribute to negative market perceptions about New Astra or its securities. In addition, charges of this nature may cause New Astra to violate net worth or other covenants to which it may be subject. Accordingly, any Holicity Stockholder who chooses to remain a stockholder of New Astra following the Business Combination could suffer a reduction in the value of their shares. Such stockholders are unlikely to have a remedy for such reduction in value unless they are able to successfully claim that the reduction was due to the breach by Holicity’s officers or directors of a duty of care or other fiduciary duty owed to them, or if they are able to successfully bring a private claim under securities laws that the proxy solicitation relating to the Business Combination contained an actionable material misstatement or material omission.

If the benefits of the Business Combination do not meet the expectations of investors or securities analysts, the market price of our securities may decline.

If the benefits of the Business Combination do not meet the expectations of investors or securities analysts, the market price of Holicity’s securities prior to the Closing may decline. The market values of Holicity’s securities at the time of the Business Combination may vary significantly from their prices on the date the Business Combination Agreement was executed, the date of this proxy statement/prospectus, or the date on which Holicity Stockholders vote on the Business Combination. Because the number of shares to be issued pursuant to the Business Combination Agreement is based on the per share value of the amount in the Trust Account and will not be adjusted to reflect any changes in the market price of Holicity’s Class A common stock, the market value of New Astra Class A common stock issued in the Business Combination may be higher or lower than the values of these shares on earlier dates.

In addition, following the Business Combination, fluctuations in the price of New Astra’s securities could contribute to the loss of all or part of your investment. Prior to the Business Combination, there has not been a public market for the stock of New Astra and trading in the shares of Holicity’s Class A common stock has not been active. Accordingly, the valuation ascribed to New Astra in the Business Combination may not be indicative of the price that will prevail in the trading market following the Business Combination. If an active market for our securities develops and continues, the trading price of New Astra securities following the Business Combination could be volatile and subject to wide fluctuations in response to various factors, some of which are beyond our control. Any of the factors listed below could have a material adverse effect on your investment in our securities and New Astra securities may trade at prices significantly below the price you paid for them. In such circumstances, the trading price of our securities may not recover and may experience a further decline.

Factors affecting the trading price of New Astra’s securities may include:

●	actual or anticipated fluctuations in our quarterly financial results or the quarterly financial results of companies perceived to be similar to us;

●	changes in the market’s expectations about New Astra’s operating results;

●	success of competitors;

●	operating results failing to meet the expectations of securities analysts or investors in a particular period;

●	changes in financial estimates and recommendations by securities analysts concerning New Astra or the industry in which New Astra operates in general;

●	operating and stock price performance of other companies that investors deem comparable to New Astra;

●	ability to market new and enhanced products and services on a timely basis;

●	changes in laws and regulations affecting our business;

●	commencement of, or involvement in, litigation involving New Astra;

●	changes in New Astra’s capital structure, such as future issuances of securities or the incurrence of additional debt;

●	the volume of shares of New Astra Class A common stock available for public sale;

●	any major change in New Astra’s board or management;

●	sales of substantial amounts of New Astra Class A common stock by our or New Astra’s directors, executive officers or significant stockholders or the perception that such sales could occur; and

●	general economic and political conditions such as recessions, interest rates, fuel prices, international currency fluctuations and acts of war or terrorism.

Broad market and industry factors may materially harm the market price of our securities irrespective of our operating performance. The stock market in general, and Nasdaq specifically, have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. As a result of this volatility, you may not be able to sell your securities at or above the price at which it was acquired. A loss of investor confidence in the market for the stocks of other companies which investors perceive to be similar to New Astra could depress our stock price regardless of our business, prospects, financial conditions or results of operations. A decline in the market price of our securities also could adversely affect our ability to issue additional securities and our ability to obtain additional financing in the future.

Our actual financial position and results of operations may differ materially from the unaudited pro forma financial information included in this proxy statement/prospectus.

The unaudited pro forma condensed combined financial information included in this proxy statement/ prospectus is presented for illustrative purposes only and is not necessarily indicative of what our actual financial position or results of operations would have been had the Business Combination been completed on the dates indicated. See “Unaudited Pro Forma Condensed Combined Financial Information” for more information.

There can be no assurance that New Astra Class A common stock issued in connection with the Business Combination will be approved for listing on Nasdaq following the Closing, or that we will be able to comply with the continued listing standards of Nasdaq.

New Astra Class A common stock and warrants are expected to be listed on Nasdaq following the Business Combination. New Astra’s continued eligibility for listing may depend on the number of our shares that are redeemed. If, after the Business Combination, Nasdaq delists New Astra Class A common stock from trading on its exchange for failure to meet the listing standards, we and our stockholders could face significant material adverse consequences including:

●	a limited availability of market quotations for our securities;

●	a determination that New Astra Class A common stock is a “penny stock,” which will require brokers trading in New Astra Class A common stock to adhere to more stringent rules, possibly resulting in a reduced level of trading activity in the secondary trading market for New Astra Class A common stock;

●	a limited amount of analyst coverage; and

●	a decreased ability to issue additional securities or obtain additional financing in the future.

The Current Charter states that we must complete our initial business combination by August 7, 2022. If we have not completed an initial business combination by then (or such later date as our stockholders may approve in accordance with the Current Charter), we will: (i) cease all operations except for the purpose of winding up; (ii) as promptly as reasonably possible but not more than 10 business days thereafter, redeem the public shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account (less taxes payable and up to $100,000 of interest to pay dissolution expenses), divided by the number of then issued and outstanding public shares, which redemption will completely extinguish public stockholders’ rights as stockholders (including the right to receive further liquidating distributions, if any); and (iii) as promptly as reasonably possible following such redemption, subject to the approval of our remaining stockholders and our Board, liquidate and dissolve, subject in each case to our obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law. In such case, our public stockholders may only receive approximately $10.00 per share and our warrants will expire worthless.

Our directors may decide not to enforce the indemnification obligations of our Sponsor, resulting in a reduction in the amount of funds in the Trust Account available for distribution to our public stockholders.

Our Sponsor has agreed that it will be liable to us if and to the extent any claims by a third party for services rendered or products sold to us, or a prospective target business with which we have entered into a written letter of intent, confidentiality or other similar agreement or business combination agreement, reduce the amount of funds in the Trust Account to below the lesser of (i) $10.00 per public share and (ii) the actual amount per public share held in the Trust Account as of the date of the liquidation of the Trust Account, if less than $10.00 per public share due to reductions in the value of the trust assets, less taxes payable, provided that such liability will not apply to any claims by a third party or prospective target business who executed a waiver of any and all rights to the funds held in the Trust Account (whether or not such waiver is enforceable) nor will it apply to any claims under our indemnity of the underwriters of our Initial Public Offering against certain liabilities, including liabilities under the Securities Act. While we currently expect that our independent directors would take legal action on our behalf against the Sponsor to enforce its indemnification obligations to us, it is possible that our independent directors in exercising their business judgment and subject to their fiduciary duties may choose not to do so in any particular instance. If our independent directors choose not to enforce these indemnification obligations, the amount of funds in the Trust Account available for distribution to our public stockholders may be reduced below $10.00 per share.

If, before distributing the proceeds in the Trust Account to our public stockholders, we file a bankruptcy petition or an involuntary bankruptcy petition is filed against us that is not dismissed, the claims of creditors in such proceeding may have priority over the claims of our stockholders and the per-share amount that would otherwise be received by our stockholders in connection with our liquidation may be reduced.

If, before distributing the proceeds in the Trust Account to our public stockholders, we file a bankruptcy petition or an involuntary bankruptcy petition is filed against us that is not dismissed, the proceeds held in the Trust Account could be subject to applicable bankruptcy law, and may be included in our bankruptcy estate and subject to the claims of third parties with priority over the claims of our stockholders. To the extent any bankruptcy claims deplete the Trust Account, the per-share amount that would otherwise be received by our stockholders in connection with our liquidation may be reduced.

If our stockholders fail to comply with the redemption requirements specified in this proxy statement/ prospectus, they will not be entitled to redeem their shares of our Class A common stock for a pro rata portion of the Trust Account.

Holders of public shares are not required to affirmatively vote against the Business Combination Proposal in order to exercise their rights to redeem their shares for a pro rata portion of the Trust Account. In order to exercise their redemption rights, they are required to submit a request in writing and deliver their stock (either physically or electronically) to our transfer agent by [__], New York City time, on [__], 2021. Stockholders electing to redeem their shares will receive their pro rata portion of the funds held in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to us to pay our taxes, calculated as of two business days prior to the anticipated consummation of the Business Combination.

The ability of Holicity Stockholders to exercise redemption rights with respect to a large number of shares could increase the probability that the Business Combination would be unsuccessful and that stockholders would have to wait for liquidation in order to redeem their stock.

At the time we entered into the Business Combination Agreement and related agreements for the Business Combination, we did not know how many stockholders would exercise their redemption rights, and therefore we structured the Business Combination based on our expectations as to the number of shares that will be submitted for redemption. The Business Combination Agreement requires us to have at least $250 million of aggregate cash proceeds available from the Trust Account, after giving effect to redemptions of public shares, if any, and the Private Placement. If a larger number of shares are submitted for redemption than we initially expected, we may need to restructure the transaction to reserve a greater portion of the cash in the Trust Account. The above considerations may limit our ability to complete the Business Combination or optimize our capital structure.

The Business Combination is subject to conditions, including certain conditions that may not be satisfied on a timely basis, if at all.

The completion of the Business Combination is subject to a number of conditions. The completion of the Business Combination is not assured and is subject to risks, including the risk that approval of the Business Combination by Holicity Stockholders is not obtained or that there are not sufficient funds in the Trust Account, in each case subject to certain terms specified in the Business Combination Agreement (as described under “The Business Combination Agreement — Conditions to Closing”), or that other Closing conditions are not satisfied. If Holicity does not complete the Business Combination, Holicity could be subject to several risks, including:

●	the parties may be liable for damages to one another under the terms and conditions of the Merger Agreement;

●	negative reactions from the financial markets, including declines in the price of our Class A common stock due to the fact that current prices may reflect a market assumption that the Business Combination will be completed; and

●	the attention of our management will have been diverted to the Business Combination rather than the pursuit of other opportunities in respect of an initial business combination.

Because New Astra will be a “controlled company” within the meaning of Nasdaq rules, our stockholders may not have certain corporate governance protections that are available to stockholders of companies that are not controlled companies.

So long as more than 50% of the voting power for the election of directors of New Astra is held by an individual, a group or another company, New Astra will qualify as a “controlled company” within the meaning of Nasdaq corporate governance standards. Following the completion of the Business Combination, the holders of New Astra Class B common stock will control approximately seventy-five percent (75%) of the voting power of New Astra’s outstanding capital stock. As a result, New Astra will be a “controlled company” within the meaning of Nasdaq corporate governance standards and will not be subject to the requirements that would otherwise require it to have: (i) a board of directors comprised of a majority of independent directors; (ii) compensation of its executive officers determined by a majority of the independent directors or a compensation committee comprised solely of independent directors; (iii) a compensation committee charter which, among other things, provides the compensation committee with the authority and funding to retain compensation consultants and other advisors; and (iv) director nominees selected, or recommended for the Board’s selection, either by a majority of the independent directors or a nominating committee comprised solely of independent directors.

The holders of New Astra Class B common stock may have their interest in New Astra diluted due to future equity issuances or their own actions in selling shares of Class B common stock, in each case, which could result in a loss of the “controlled company” exemption under Nasdaq listing rules. New Astra would then be required to comply with those provisions of Nasdaq listing requirements.

The dual class structure of New Astra common stock will have the effect of concentrating voting power with New Astra’s Chief Executive Officer and Co-Founder, which will limit an investor’s ability to influence the outcome of important transactions, including a change in control.

Shares of New Astra Class B common stock will have 10 votes per share, while shares of New Astra Class A common stock will have one vote per share. Upon the consummation of the Business Combination, the Astra Founders will hold all of the issued and outstanding shares of New Astra Class B common stock. Accordingly, upon the consummation of the Business Combination, the Astra Founders will hold approximately seventy-five percent (75%) of the voting power of New Astra’s capital stock on a fully-diluted basis and will be able to control matters submitted to our stockholders for approval, including the election of directors, amendments of our organizational documents and any merger, consolidation, sale of all or substantially all of our assets or other major corporate transactions. Mr. Kemp and Dr. London may have interests that differ from yours and may vote in a way with which you disagree and which may be adverse to your interests. This concentrated control may have the effect of delaying, preventing or deterring a change in control of New Astra, could deprive our stockholders of an opportunity to receive a premium for their capital stock as part of a sale of New Astra, and might ultimately affect the market price of shares of New Astra Class A common stock. For information about our dual class structure, see the section titled “Description of New Astra Securities.”

We cannot predict the impact New Astra’s dual class structure may have on the stock price of New Astra Class A common stock.

We cannot predict whether New Astra’s dual class structure will result in a lower or more volatile market price of New Astra Class A common stock or in adverse publicity or other adverse consequences. For example, certain index providers have announced restrictions on including companies with multiple- class share structures in certain of their indexes. Under these policies, our dual class capital structure would make us ineligible for inclusion in certain indices, and as a result, mutual funds, exchange-traded funds and other investment vehicles that attempt to passively track those indices will not be investing in our stock. It is unclear what effect, if any, these policies will have on the valuations of publicly traded companies excluded from such indices, but it is possible that they may depress valuations, as compared to similar companies that are included. As a result, the market price of shares of New Astra Class A common stock could be adversely affected.

Delaware law and provisions in New Astra’s certificate of incorporation and bylaws could make a takeover proposal more difficult.

If the Business Combination is consummated, New Astra’s organizational documents will be governed by Delaware law. Certain provisions of Delaware law and of New Astra’s certificate of incorporation and bylaws could discourage, delay, defer or prevent a merger, tender offer, proxy contest or other change of control transaction that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares of Class A common stock held by New Astra’s stockholders. These provisions provide for, among other things:

●	the ability of New Astra’s board of directors to issue one or more series of preferred stock;

●	stockholder action by written consent only until the first time when the Astra Founders cease to beneficially own a majority of the voting power of the capital stock of New Astra;

●	certain limitations on convening special stockholder meetings;

●	advance notice for nominations of directors by stockholders and for stockholders to include matters to be considered at New Astra’s annual meetings;

●	amendment of certain provisions of the organizational documents only by the affirmative vote of (i) a majority of the voting power of the capital stock of New Astra so long as the Astra Founders beneficially own shares representing a majority of the voting power of the capital stock of New Astra and (ii) at least two-thirds of the voting power of the capital stock from and after the time that the Astra Founders cease to beneficially own shares representing a majority of the voting power of the voting stock of New Astra; and

●	a dual-class common stock structure with 10 votes per share of New Astra Class B common stock, the result of which is that upon the Business Combination, the Astra Founders will have the ability to control the outcome of matters requiring stockholder approval, even though the Astra Founders will own less than a majority of the outstanding shares of New Astra’s capital stock.

These anti-takeover provisions as well as certain provisions of Delaware law could make it more difficult for a third party to acquire New Astra, even if the third party’s offer may be considered beneficial by many of New Astra’s stockholders. As a result, New Astra’s stockholders may be limited in their ability to obtain a premium for their shares. If prospective takeovers are not consummated for any reason, New Astra may experience negative reactions from the financial markets, including negative impacts on the price of New Astra common stock. These provisions could also discourage proxy contests and make it more difficult for New Astra’s stockholders to elect directors of their choosing and to cause New Astra to take other corporate actions that New Astra’s stockholders desire. See “Description of New Astra Securities.”

New Astra’s certificate of incorporation designates the Court of Chancery of the State of Delaware as the sole and exclusive forum for certain types of actions and proceedings and the federal district courts as the sole and exclusive forum for other types of actions and proceedings, in each case, that may be initiated by New Astra’s stockholders, which could limit New Astra’s stockholders’ ability to obtain what such stockholders believe to be a favorable judicial forum for disputes with New Astra or New Astra’s directors, officers or other employees.

If the Business Combination is consummated, New Astra’s certificate of incorporation will provide that, unless New Astra consents to the selection of an alternative forum, any (i) any derivative action or proceeding brought on behalf of New Astra, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of New Astra to New Astra or New Astra’s stockholders, (iii) any action asserting a claim against the New Astra, its directors, officers or employees arising pursuant to any provision of the DGCL or the Proposed Charter or the bylaws, or (iv) any action asserting a claim against New Astra, its directors, officers or employees governed by the internal affairs doctrine and, if brought outside of Delaware, the stockholder bringing the suit will be deemed to have consented to service of process on such stockholder’s counsel, except for, as to each of (i) through (iv) above, any claim (A) as to which the Court of Chancery determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten days following such determination), (B) which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, (C) for which the Court of Chancery does not have subject matter jurisdiction, or (D) any action arising under the Securities Act of 1933, as amended, as to which the Court of Chancery and the federal district court for the District of Delaware shall have concurrent jurisdiction. Subject to the foregoing, the federal district courts of the United States are the exclusive forum for the resolution of any action, suit or proceeding asserting a cause of action under the Securities Act. The exclusive forum provision does not apply to suits brought to enforce any liability or duty created by the Exchange Act. Any person or entity purchasing or otherwise acquiring an interest in any shares of New Astra’s capital stock shall be deemed to have notice of and to have consented to the forum provisions in New Astra’s certificate of incorporation. These choice-of-forum provisions may limit a stockholder’s ability to bring a claim in a judicial forum that he, she or it believes to be favorable for disputes with New Astra or New Astra’s directors, officers or other employees, which may discourage such lawsuits. We note that there is uncertainty as to whether a court would enforce these provisions and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. Section 22 of the Securities Act creates concurrent jurisdiction for state and federal courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.

Alternatively, if a court were to find these provisions of New Astra’s certificate of incorporation inapplicable or unenforceable with respect to one or more of the specified types of actions or proceedings, New Astra may incur additional costs associated with resolving such matters in other jurisdictions, which could materially adversely affect New Astra’s business, financial condition and results of operations and result in a diversion of the time and resources of New Astra’s management and board of directors.

Risks Related to Astra’s Business

The following risk factors will apply to Astra’s business and operations following the completion of the Business Combination. These risk factors are not exhaustive, and investors are encouraged to perform their own investigation with respect to the business, financial condition and prospects of Astra and its business, financial condition and prospects following the completion of the Business Combination. You should carefully consider the following risk factors in addition to the other information included in this proxy statement/ prospectus, including matters addressed in the section titled “Cautionary Note Regarding Forward-Looking Statements.” Astra may face additional risks and uncertainties that are not presently known to it, or that it currently deems immaterial, which may also impair Astra’s business or financial condition. The following discussion should be read in conjunction with the financial statements of Astra and notes to the financial statements included herein.

Unless the context otherwise requires, all references in this subsection to the “Company,” “we,” “us” or “our” refer to the business of Astra prior to the consummation of the Business Combination.

We have not yet delivered customer satellites into orbit using any of our launch vehicles or rockets, and any setbacks we may experience during our first commercial launch planned for 2021 and other demonstration and commercial missions could have a material adverse effect on our business, financial condition and results of operation, and could harm our reputation.

The success of our launch and satellite services business will depend on our ability to successfully and regularly deliver customer satellites into orbit. In December 2020, we successfully launched Rocket 3.2 to an altitude of 380 kilometers and demonstrated orbital launch capability. Our data from this launch suggest that only minor adjustments are necessary to achieve sufficient orbital velocity to successfully inject a satellite into orbit. Our first commercial launch in 2021 will be a demonstration mission in which our launch vehicle is expected to achieve sufficient velocity to launch a Low Earth Orbit (“LEO”) satellite into space for the first time, and will serve as an opportunity to learn from the experience and to make further refinements to the design and manufacturing processes used to construct our launch vehicles and rockets.

There is no guarantee that our planned commercial launches in 2021 or subsequent commercial launches thereafter will be successful. While we have built operational processes to ensure that the design, manufacture, performance and servicing of our launch vehicles and rockets meet rigorous performance goals, there can be no assurance that we will not experience operational or process failures and other problems during our first commercial launch or any planned launches thereafter. Any failures or setbacks, particularly on our first commercial launches, could harm our reputation and have a material adverse effect on our business, financial condition and results of operation.

We have incurred significant losses since inception, we expect to incur losses in the future, and we may not be able to achieve or maintain profitability.

We have incurred significant losses since our inception. We incurred net losses of $[●] million and $53.2 million for the years ended December 31, 2020 and 2019, respectively. While we have generated limited revenue to date, we have not yet started commercial launch activities, and it is difficult for us to predict our future operating results. As a result, our losses may be larger than anticipated, and we may not achieve profitability when expected, or at all, and even if we do, we may not be able to maintain or increase profitability.

We expect our operating expenses to increase over the next several years as we commence commercial launch activities, continue to refine and streamline our design and manufacturing processes for our launch vehicles, increase the payload of our rockets, make technical improvements, including through the development of a first stage turbopump engine, increase our flight cadence, hire additional employees and continue research and development efforts relating to new products and technologies, including our Satellite Services business. These efforts may be more costly than we expect and may not result in increased revenue or growth in our business. Any failure to increase our revenue sufficiently to keep pace with our investments and other expenses could prevent us from achieving or maintaining profitability or positive cash flow. Furthermore, if our future growth and operating performance fail to meet investor or analyst expectations, or if we have future negative cash flow or losses resulting from our investment in acquiring customers or expanding our operations, this could have a material adverse effect on our business, financial condition and results of operations.

The success of our business will be highly dependent on our ability to effectively market and sell our launch services for small LEO satellites.

We expect that our success will be highly dependent, especially in the foreseeable future, on our ability to effectively forecast, market and sell our launch services for small LEO satellites. We have limited experience in forecasting, marketing and selling such services, and if we are unable to utilize our current or future sales organization effectively in order to adequately target and engage our potential customers, our business may be adversely affected. Ahead of the planned commencement of our commercial launch operations in 2021, we have received significant interest from a wide range of customers across various satellite applications or use cases. As of January 31, 2021, we estimate that our contracted revenue is worth approximately $150 million and it continues to increase, while our pipeline consists of approximately $1.2 billion in potential contracts in negotiation or early discussions. We remain in active discussions with potential customers and anticipate a considerable increase in contracted revenue as the small satellite and satellite constellation markets continue to develop. Our success depends, in part, on our ability to attract new customers in a cost-effective manner. While we have significant contracted revenue, we expect that we will need to make significant investments in order to attract new customers. Our sales growth is dependent upon our ability to implement strategic initiatives, and these initiatives may not be effective in generating sales growth. In addition, marketing campaigns, which we have not historically utilized, can be expensive and may not result in the acquisition of customers in a cost-effective manner, if at all. Further, as our brand becomes more widely known, future marketing campaigns or brand content may not attract new customers at the same rate as past campaigns or brand content. If we are unable to attract new customers, our business, financial condition and results of operations will be harmed.

The market for commercial launch services for small LEO satellites is not well established, is still emerging and may not achieve the growth potential we expect or may grow more slowly than expected.

The market for in-space infrastructure services, in particular, commercial launch services for small LEO satellites, has not been well established and is still emerging. Our estimates for the total addressable launch market and satellite market are based on a number of internal and third-party estimates, including our contracted revenue, the number of potential customers who have expressed interest in our launch services, assumed prices and production costs for our launch vehicles, assumed flight cadence, our ability to leverage our current manufacturing and operational processes and general market conditions. While we believe our assumptions and the data underlying our estimates are reasonable, these assumptions and estimates may not be correct and the conditions supporting our assumptions or estimates may change at any time, thereby reducing the predictive accuracy of these underlying factors. As a result, our estimates of the annual total addressable market for our services, as well as the expected growth rate for the total addressable market for our services, may prove to be incorrect.

Our ability to grow our business depends on the successful development of our launch vehicles, satellites and related technology, which is subject to many uncertainties, some of which are beyond our control.

Our current primary research and development objectives focus on the development of our existing and any additional launch capabilities, small satellite bus and integration capabilities and related technology. If we do not complete this development in our anticipated timeframes or at all, our ability to grow our business will be adversely affected. The successful development of our launch and satellite capabilities and related technology involves many uncertainties, some of which are beyond our control, including, but not limited to:

●	timing in making further enhancements to our launch vehicle design and specifications;

●	successful completion of our planned commercial launches;

●	our ability to obtain additional applicable approvals, licenses or certifications from regulatory agencies, if required, and maintaining current approvals, licenses or certifications;

●	performance of our manufacturing facilities despite risks that disrupt productions, such as natural disasters and hazardous materials;

●	performance of a limited number of suppliers for certain raw materials and supplied components;

●	performance of our third-party contractors that support our research and development activities;

●	our ability to maintain rights from third parties for intellectual properties critical to our research and development activities;

●	our ability to continue funding and maintain our current research and development activities, particularly the development of various enhancements that increase the payload of our rocket including a turbopump engine; and

●	the impact of the COVID-19 pandemic on us, our customers, suppliers and distributors, and the global economy.

We routinely conduct hazardous operations in test and launch of our vehicles and vehicle subsystems, which could result in damage to property or persons. Unsatisfactory performance or failure of our launch vehicles, satellites and related technology at launch or during operation could have a material adverse effect on our business, financial condition and results of operation.

We manufacture and operate highly sophisticated launch vehicles and conduct launch activities that depend on complex technology. Although there have been and will continue to be technological advances in spaceflight, our operations remain an inherently hazardous and risky activity. Launch failures, explosions and other accidents on launch or during flight have occurred and will likely occur in the future.

While we have built operational processes to ensure that the design, manufacture, performance and servicing of our launch vehicles and related technologies meet rigorous quality standards, there can be no assurance that we will not experience operational or process failures and other problems, including through manufacturing or design defects, cyber-attacks or other intentional acts, that could result in potential safety risks. We may experience a total loss of our launch vehicle and our customers’ payloads if there is an accident or failure at launch or during the journey into space, which could have a material adverse effect on our results of operations and financial condition. For some missions, we or our customers can elect to buy launch insurance, which can reduce our monetary losses from any launch failure, but even in this case we will have losses associated with our inability to test our technology in space and delays with further technology development. Any insurance we or our customers have may not be adequate to cover our or their loss, respectively.

Any actual or perceived safety or reliability issues may result in significant reputational harm to our businesses, in addition to tort liability, maintenance, increased safety infrastructure and other costs that may arise. Such issues could result in delaying or cancelling planned launches, increased regulation or other systemic consequences. Our inability to meet our safety standards or adverse publicity affecting our reputation as a result of accidents, mechanical failures, damages to customer property or medical complications could have a material adverse effect on our business, financial condition and results of operation.

We may not be able to convert our contracted revenue or inbound inquiries about flight reservations into actual revenue.

As of January 31, 2021, we had signed contracts worth approximately $150 million in potential revenue and continues to increase, while our pipeline consists of approximately $1.2 billion in potential contracts in negotiation or early discussions. We remain in active discussions with potential customers and anticipate a considerable increase of contracted revenue as the small satellite and satellite constellation markets continue to develop. We expect that following the successful delivery of customer payloads on our first several commercial launches, our customers will continue to use us on the further rollout of their satellite constellations.

Some of our existing customer contracts include provisions allowing the customers to terminate the contracts for convenience, with a termination penalty for at least the amounts already paid, or to terminate the contracts for cause (for example, if we do not achieve certain milestones on a timely basis). If any of our significant customer contracts are terminated and not replaced, our results of operations may differ materially and adversely from those anticipated. In addition, our contracts with government customers often contain provisions with additional rights and remedies favorable to such customers that are not typically found in commercial contracts. As a result, we may not receive revenue from these orders, and any contracted revenue we report may not be indicative of our future actual revenue.

Many events may cause a delay in our ability to fulfill our existing or future orders, or cause planned launches to not be completed at all, some of which may be out of our control, including unexpected weather patterns, maintenance issues, natural disasters, changes in governmental regulations or in the status of our regulatory approvals or applications or other events that force us to cancel or reschedule launches, which could have an adverse impact on our business, financial condition and results of operations.

We have not yet tested our launch vehicles with sufficient fuel to achieve optimal orbit velocity or at a payload capacity necessary for the successful deployment of a Big LEO satellite.

In December 2020, we successfully launched Rocket 3.2 to an altitude of 380 kilometers, demonstrating orbital launch capability. Our data shows that the rocket’s hardware and software performed well, and that only minor adjustments were required to achieve sufficient orbital velocity to successfully inject a satellite into orbit. We are currently planning our first commercial launches for 2021 with this adjustment made. Although our December 2020 launch was viewed as a success, we may not be successful in reaching space and achieving sufficient orbital velocity during our launches planned for 2021. If we fail to demonstrate our ability to successfully inject a satellite into orbit, our business, financial condition and results of operations could be materially and adversely impacted.

As part of our strategy, we plan to increase the maximum payload capacity of our rocket from approximately 50 kilograms in 2021 to approximately 300 kilograms in 2025, which would make us a more compelling alternative for Big LEO constellation deployment and satellite replenishment. This payload capacity improvement will come from numerous improvements, enhancements and modifications to our rocket, a major one of which we expect to be the development of a first stage turbopump engine. We may not be successful in our efforts to develop this first stage turbopump engine, or the other necessary improvements to our rocket to achieve the full increase in payload capacity, and if we are unable to demonstrate our ability launch heavier satellites to LEO, our business, financial condition and results of operations could be materially and adversely impacted.

Any delays in the development and manufacture of additional launch vehicles, satellites and related technology may adversely impact our business, financial condition and results of operations.

We have previously experienced, and may experience in the future, delays or other complications in the design, manufacture, launch, production, delivery and servicing ramp of new launch vehicles, satellites and related technology. If delays like this arise or recur, if our remediation measures and process changes do not continue to be successful or if we experience issues with planned manufacturing improvements or design and safety, we could experience issues in sustaining the ramp of our spaceflight system or delays in increasing production further.

If we encounter difficulties in scaling our delivery or servicing capabilities, if we fail to develop and successfully commercialize our launch vehicles, satellites and related technologies, if we fail to develop such technologies before our competitors, or if such technologies fail to perform as expected, are inferior to those of our competitors or are perceived as less safe than those of our competitors, our business, financial condition and results of operations could be materially and adversely impacted.

If we are unable to adapt to and satisfy customer demands in a timely and cost-effective manner, or if we are unable to manufacture our launch vehicles at a quantity and quality that our customers demand, our ability to grow our business may suffer.

The success of our business depends in part on effectively managing and maintaining our commercial launch services, manufacturing additional launch vehicles and satellites, conducting a sufficient number of launches to meet customer demand and providing customers with an experience that meets or exceeds their expectations. Even if we succeed in developing launch vehicles consistent with our targeted timeline, we could thereafter fail to develop the ability to produce these vehicles at quantity with a quality management system that ensures that each unit performs as required. Any delay in our ability to produce launch vehicles at rate and with a reliable quality management system could have a material adverse on our business.

If our current or future launch services do not meet expected performance or quality standards, including with respect to customer safety and satisfaction, this could cause operational delays. Further, launch operations within restricted airspace require advance scheduling and coordination with government agencies and range owners and other users, and any high priority national defense assets will have priority in the use of these resources, which may impact our cadence of our launch operations or could result in cancellations or rescheduling. Any operational or manufacturing delays or other unplanned changes to our ability to conduct our launches could have a material adverse effect on our business, financial condition and results of operations.

We may be unable to manage our future growth effectively, which could make it difficult to execute our business strategy.

If our operations continue to grow as planned, of which there can be no assurance, we will need to expand our sales and marketing, research and development, customer and commercial strategy, products and services, supply, and manufacturing and distribution functions. We will also need to continue to leverage our manufacturing and operational systems and processes, and there is no guarantee that we will be able to scale the business and the manufacture of spacecraft as currently planned or within the planned timeframe. The continued expansion of our business may also require additional manufacturing and operational facilities, as well as space for administrative support, and there is no guarantee that we will be able to find suitable locations or partners for the manufacture and operation of our launch vehicles.

Our continued growth could increase the strain on our resources, and we could experience operating difficulties, including difficulties in hiring, training and managing an increasing number of employees, finding manufacturing capacity to produce our launch vehicles, rockets and related equipment, and delays in production and launches. These difficulties may result in the erosion of our brand image, divert the attention of management and key employees and impact financial and operational results. In addition, in order to continue to expand our presence around the globe, we expect to incur substantial expenses as we continue to attempt to streamline our manufacturing process, increase our launch cadence, hire more employees, and continue research and development efforts relating to new products and technologies and expand internationally. If we are unable to drive commensurate growth, these costs, which include lease commitments, headcount and capital assets, could result in decreased margins, which could have a material adverse effect on our business, financial condition and results of operations.

Our prospects and operations may be adversely affected by changes in consumer preferences and economic conditions that affect demand for launch or satellite services.

Because our business is currently concentrated on commercial launch and satellite services, we are vulnerable to changes in consumer preferences or other market changes. The global economy has in the past, and will in the future, experience recessionary periods and periods of economic instability. During such periods, our potential customers may choose not to expend the amounts that we anticipate based on our expectations with respect to the addressable market for launch and satellite services. There could be a number of other effects from adverse general business and economic conditions on our business, including insolvency of any of our third-party suppliers or contractors, decreased consumer confidence, decreased discretionary spending and reduced customer or governmental demand for LEO launch vehicles and satellites, which could have a material adverse effect on our business, financial condition and results of operations.

Adverse publicity stemming from any incident involving us or our competitors, could have a material adverse effect on our business, financial condition and results of operations.

We are at risk of adverse publicity stemming from any public incident involving our company, our people or our brand. If our launch vehicles or satellites or those of one of our competitors were to be involved in a public incident, accident or catastrophe, this could create an adverse public perception of satellite launch or manufacturing activities and result in decreased customer demand for launch and satellite services, which could cause a material adverse effect on our business, financial conditions and results of operations. Further, if our launch vehicles or rockets were to be involved in a public incident, accident or catastrophe, we could be exposed to significant reputational harm or potential legal liability. Any reputational harm to our business could cause customers with existing contracts with us to cancel their contracts and could significantly impact our ability to make future sales. The insurance we carry may be inapplicable or inadequate to cover any such incident, accident or catastrophe. In the event that our insurance is inapplicable or not adequate, we may be forced to bear substantial losses from an incident or accident.

We may require substantial additional funding to finance our operations, but adequate additional financing may not be available when we need it, on acceptable terms or at all.

Since our inception, we have financed our operations and capital expenditures primarily through raising venture equity. In the future, we could be required to raise capital through public or private financing or other arrangements. Such financing may not be available on acceptable terms, or at all, and our failure to raise capital when needed could harm our business. We may sell equity securities or debt securities in one or more transactions at prices and in a manner as we may determine from time to time. If we sell any such securities in subsequent transactions, our current investors may be materially diluted. Any debt financing, if available, may involve restrictive covenants, could have pre-payment penalties and could reduce our operational flexibility or profitability. If the Business Combination is delayed, we may need to raise additional funds to proceed with our business plan. If the Business Combination is not completed and we are unable to obtain sufficient financial resources, our financial condition and results of operations could be adversely affected. We may be required to delay, limit, reduce or terminate our development activities or future commercialization efforts. If we are unable to generate such additional funding, or if we are unable to do so on favorable terms, we may not be able to meet our liquidity needs and ultimately generate positive cash flows on our anticipated timeline or at all.

Our independent registered public accounting firm has expressed doubt about our ability to continue as a going concern.

Based on our recurring losses and expectations to incur significant expenses and negative cash flows until 2024, our independent registered public accounting firm has included an explanatory paragraph in its report on our financial statements as of and for the year ended December 31, 2019 expressing substantial doubt about our ability to continue as a going concern within one year after the date that the financial statements are issued. If the Business Combination is not completed, we will require significant additional funding to continue our operations. If we are unable to continue as a going concern, we may be forced to liquidate our assets and the values we receive for our assets in liquidation or dissolution could be significantly lower than the values reflected in our financial statements.

Certain future operational facilities will require significant expenditures in capital improvements and operating expenses to develop and foster basic levels of service required by our launch and satellite services, and the ongoing need to maintain existing operational facilities requires us to expend capital.

We operate out of our headquarters in Alameda, California, which consists of approximately 285,000 square feet leased from the City of Alameda. The campus includes two primary buildings. This includes the Skyhawk Development and Production Facility, with a fully built out machine shop, production facilities, and offices for administrative responsibilities as well as research and development, and the Orion Engine Testing Facility for rocket engine testing, research, and development that was originally constructed by the U.S. Navy for jet engine testing. As part of our growth strategy, we anticipate finishing out additional space in the Skyhawk Development and Production Facility to support the continued ramp up of the Launch Services business, as well as the build out of facilities for the Satellite Services business. In addition, we currently operate a launch site at the Pacific Spaceport Complex in Kodiak, Alaska, and we plan to add additional launch sites as we increase the frequency of launches.

The building out of our Alameda campus and the construction of additional launch sites may require significant capital expenditures to develop, and in the future we may be required to make similar expenditures to expand, improve or construct adequate facilities for our launch services. In addition, there is no guarantee that we will be able to secure a long-term lease from the City of Alameda for our Alameda campus. In addition, as our Alameda campus and any other facilities we may utilize mature, our business will require capital expenditures for the maintenance, renovation and improvement of such existing locations to remain competitive. This creates an ongoing need for capital, and, to the extent we cannot fund capital expenditures from cash flows from operations, we will need to borrow or otherwise obtain funds. If we cannot access the capital we need, we may not be able to execute on our growth strategy, take advantage of future opportunities or respond to competitive pressures. If the costs of funding new locations or renovations or enhancements at existing locations exceed budgeted amounts or the time for building or renovation is longer than anticipated, our business, financial condition and results of operations could be materially adversely affected.

We currently operate from a facility on a month-to-month lease.

The long-term lease for our headquarters in Alameda, California recently expired. Following the expiration of our lease, we are currently operating with separate month-to-month leases applicable to each of the buildings on our Alameda campus, with letters of intent and license agreements in place with the city permitting us to occupy our existing facilities while we work to negotiate a long-term lease for the campus. While the City of Alameda has been a reliable lessor to date, we cannot assure that such arrangements will be available to us on terms similar to those we have with the City of Alameda moving forward or at all, or that our negotiations with the City of Alameda for a long-term lease will be successful. If we cannot ultimately secure a long-term lease with the City of Alameda, we would need to continue to operate with the uncertainty associated with short term leasing arrangements, and may need to utilize cash resources from operations or raise additional capital in order to construct additional facilities in other locations.

Regulatory, availability, and other challenges may delay our progress in establishing the number of launch sites we require for our targeted annual launch rate, which could have an adverse effect on our ability to grow our business.

Part of our strategy involves increasing our launch cadence and approaching a daily launch cadence by 2025. Our ability to achieve a near-daily launch cadence by 2025 will depend on our ability to add new launch sites. We currently operate a launch site at the Pacific Spaceport Complex in Kodiak, Alaska, and we expect to enter into a variety of arrangements to secure additional launch sites, which may include ownership, leasing, licensing, and permitting in the United States and outside the United States. We have in the past and may in the future experience delays in our efforts to secure additional launch sites around the globe. Challenges as a result of regulatory processes or in our ability to secure the necessary permissions to establish these launch sites could delay our ability to achieve our target cadence and could adversely affect our business.

We rely on a limited number of suppliers for certain raw materials and supplied components. We may not be able to obtain sufficient raw materials or supplied components to meet our manufacturing and operating needs, or obtain such materials on favorable terms, which could impair our ability to fulfill our orders in a timely manner or increase our costs of production.

Our ability to manufacture our launch vehicles is dependent upon sufficient availability of raw materials and supplied components, which we secure from a limited number of suppliers. Our reliance on suppliers to secure these raw materials and supplied components exposes us to volatility in the prices and availability of these materials. We may not be able to obtain sufficient supply of raw materials or supplied components, on favorable terms or at all, which could result in delays in manufacture of our spacecraft or increased costs.

In addition, we have in the past and may in the future experience delays in manufacture or operation as we go through the requalification process with any replacement third-party supplier, as well as the limitations imposed by International Traffic in Arms Regulations and other restrictions on transfer of sensitive technologies. Additionally, the imposition of tariffs on such raw materials or supplied components could have a material adverse effect on our operations. Prolonged disruptions in the supply of any of our key raw materials or components, difficulty qualifying new sources of supply, implementing use of replacement materials or new sources of supply or any volatility in prices could have a material adverse effect on our ability to operate in a cost-efficient, timely manner and could cause us to experience cancellations or delays of scheduled launches, customer cancellations or reductions in our prices and margins, any of which could harm our business, financial condition and results of operations.

Failure of third-party contractors could adversely affect our business.

We are dependent on various third-party contractors to develop and provide certain of our components of our launch vehicles. Should we experience complications with any of these components, which are critical to the operation of our launch vehicle, we may need to delay our manufacturing activities or delay or cancel scheduled launches. We face the risk that any of our contractors may not fulfill their contracts and deliver their products or services on a timely basis, or at all. We have in the past experienced, and may in the future experience, operational complications with our contractors. The ability of our contractors to effectively satisfy our requirements could also be impacted by such contractors’ financial difficulty or damage to their operations caused by fire, terrorist attack, natural disaster or other events. The failure of any contractors to perform to our expectations could result in shortages of certain manufacturing or operational components for our spacecraft or delays in spaceflights and harm our business. Our reliance on contractors and inability to fully control any operational difficulties with our third-party contractors could have a material adverse effect on our business, financial condition and results of operations.

We expect to face intense competition in the commercial space market and other industries in which we may operate.

We face intense competition in the commercial space market and amongst our competitors. Currently, our primary competitors in the commercial launch market are SpaceX, RocketLab, United Launch Alliance, and Arianespace. In addition, we are aware of several entities actively engaged in developing commercial launch capabilities for small and medium sized payloads, including Virgin Orbit, Relativity, ABL, and Firefly, among others. Many of our current and potential competitors are larger and have substantially greater financial or other resources than we currently have or expect to have in the future, and thus may be better positioned to exploit the market need for small payloads and targeted orbital delivery, which is the focus of our business. They may also be able to devote greater resources to the development of their current and future technologies, which could overlap with our technologies, or the promotion and sale of their products and services. Our competitors could offer small launch vehicles at lower prices, which could undercut our business strategy and potential competitive edge. Our current and potential competitors may also establish cooperative or strategic relationships amongst themselves or with third parties that may further enhance their resources and offerings relative to ours. Further, it is possible that domestic or foreign companies or governments, some with greater experience in the aerospace industry or greater financial resources than we possess, will seek to provide products or services that compete directly or indirectly with ours in the future. Any such foreign competitor, for example, could benefit from subsidies from, or other protective measures by, its home country.

We believe our ability to compete successfully as a commercial provider of launch and satellite services does and will depend on a number of factors, which may change in the future due to increased competition, including the price of our products and services, consumer satisfaction for the experiences we offer, and the frequency and availability of our products and services. If we are unable to compete successfully, our business, financial condition and results of operations could be adversely affected.

We may in the future invest significant resources in developing new service offerings and exploring the application of our proprietary technologies for other uses and those opportunities may never materialize.

While our primary focus for the foreseeable future will be on commencing our commercial launch activities, increasing our launch cadence, increasing the payload of our rockets, commercializing our Spaceport Services business and launching our commercial Satellite Services offerings, we may also invest significant resources in developing new technologies, services, products and offerings. However, we may not realize the expected benefits of these investments. These anticipated technologies, however, are unproven and these products or technologies may never materialize or be commercialized in a way that would allow us to generate ancillary revenue streams. Relatedly, if such technologies become viable offerings in the future, we may be subject to competition from our competitors within the commercial launch and satellite industries, some of which may have substantially greater monetary and knowledge resources than we have and expect to have in the future to devote to the development of these technologies. Such competition or any limitations on our ability to take advantage of such technologies could impact our market share, which could have a material adverse effect on our business, financial condition and results of operations.

Such research and development initiatives may also have a high degree of risk and involve unproven business strategies and technologies with which we have limited operating or development experience. They may involve claims and liabilities (including, but not limited to, personal injury claims), expenses, regulatory challenges and other risks that we may not be able to anticipate. There can be no assurance that customer demand for such initiatives will exist or be sustained at the levels that we anticipate, or that any of these initiatives will gain sufficient traction or market acceptance to generate sufficient revenue to offset any new expenses or liabilities associated with these new investments. Further, any such research and development efforts could distract management from current operations, and would divert capital and other resources from our more established offerings and technologies. Even if we were to be successful in developing new products, services, offerings or technologies, regulatory authorities may subject us to new rules or restrictions in response to our innovations that may increase our expenses or prevent us from successfully commercializing new products, services, offerings or technologies.

If we fail to adequately protect our proprietary intellectual property rights, our competitive position could be impaired and we may lose valuable assets, generate reduced revenue and incur costly litigation to protect our rights.

Our success depends, in part, on our ability to protect our proprietary intellectual property rights, including certain methodologies, practices, tools, technologies and technical expertise we utilize in designing, developing, implementing and maintaining applications and processes used in our launch systems and related technologies. To date, we have relied primarily on trade secrets and other intellectual property laws, non-disclosure agreements with our employees, consultants and other relevant persons and other measures to protect our intellectual property, and intend to continue to rely on these and other means, including patent protection, in the future. However, the steps we take to protect our intellectual property may be inadequate, and we may choose not to pursue or maintain protection for our intellectual property in the United States or foreign jurisdictions. We will not be able to protect our intellectual property if we are unable to enforce our rights or if we do not detect unauthorized use of our intellectual property. Despite our precautions, it may be possible for unauthorized third parties to copy our technology and use information that we regard as proprietary to create technology that competes with ours.

Further, the laws of some countries do not protect proprietary rights to the same extent as the laws of the United States, and mechanisms for enforcement of intellectual property rights in some foreign countries may be inadequate. To the extent we expand our international activities, our exposure to unauthorized copying and use of our technologies and proprietary information may increase. Accordingly, despite our efforts, we may be unable to prevent third parties from infringing upon, misappropriating or otherwise violating our technology and intellectual property.

We rely in part on trade secrets, proprietary know-how and other confidential information to maintain our competitive position. Although we enter into non-disclosure and invention assignment agreements with our employees, enter into non-disclosure agreements with our customers, consultants and other parties with whom we have strategic relationships and business alliances and enter into intellectual property assignment agreements with our consultants and vendors, no assurance can be given that these agreements will be effective in controlling access to and distribution of our technology and proprietary information. Further, these agreements do not prevent our competitors from independently developing technologies that are substantially equivalent or superior to our products.

Protecting and defending against intellectual property claims may have a material adverse effect on our business.

Our success depends in part upon successful prosecution, maintenance, enforcement and protection of our owned and licensed intellectual property.

To protect our intellectual property rights, we may be required to spend significant resources to monitor and protect these rights. Litigation may be necessary in the future to enforce our intellectual property rights and to protect our trade secrets. Such litigation could be costly, time consuming and distracting to management and could result in the impairment or loss of portions of our intellectual property. Furthermore, our efforts to enforce our intellectual property rights may be met with defenses, counterclaims and countersuits attacking the validity and enforceability of our intellectual property rights. Our inability to protect our proprietary technology, as well as any costly litigation or diversion of our management’s attention and resources, could disrupt our business, as well as have a material adverse effect on our financial condition and results of operations. The results of intellectual property litigation are difficult to predict and may require us to stop using certain technologies or offering certain services or may result in significant damage awards or settlement costs. There is no guarantee that any action to defend, maintain or enforce our owned or licensed intellectual property rights will be successful, and an adverse result in any such proceeding could have a material adverse impact on our business, financial condition, operating results and prospects.

In addition, we may from time to time face allegations that we are infringing, misappropriating or otherwise violating the intellectual property rights of third parties, including the intellectual property rights of our competitors. We may be unaware of the intellectual property rights that others may claim cover some or all of our technology or services. Irrespective of the validity of any such claims, we could incur significant costs and diversion of resources in defending against them, and there is no guarantee any such defense would be successful, which could have a material adverse effect on our business, contracts, financial condition, operating results, liquidity and prospects.

Even if these matters do not result in litigation or are resolved in our favor or without significant cash settlements, these matters, and the time and resources necessary to litigate or resolve them, could divert the time and resources of our management team and harm our business, our operating results and our reputation.

The majority of our customer contracts may be terminated by the customer at any time for convenience as well as other provisions permitting the customer to discontinue contract performance for cause (for example, if we do not achieve certain milestones on a timely basis). If our contracts are terminated or if we experience any other contract-related risks, our results of operations may be adversely impacted. In addition, some of our customers are government entities, which subjects us to additional risks including early termination, audits, investigations, sanctions and penalties.

We are subject to a variety of contract-related risks. Some of our existing customer contracts, including those with the government, include provisions allowing the customers to terminate their contracts for convenience, with a termination penalty for at least the amounts already paid, or to terminate the contracts for cause (for example, if we do not achieve certain milestones on a timely basis). Customers that terminate such contracts may also be entitled to a pro rata refund of the amount of the customer’s deposit. In addition, some of our customers are pre-revenue startups or otherwise not fully established companies, which exposes us to a degree of counterparty credit risk.

Part of our strategy is to market our Launch Services and Spaceport Services to key government customers. We aim to sign an initial contract to construct and operate a spaceport for a European government customer. We expect we may derive limited revenue from contracts with NASA and the U.S. government and may enter into further contracts with the U.S. or foreign governments in the future, and this subjects us to statutes and regulations applicable to companies doing business with the U.S. government, including the Federal Acquisition Regulation. These U.S. government contracts customarily contain provisions that give the government substantial rights and remedies, many of which are not typically found in commercial contracts and which are unfavorable to contractors. For instance, most U.S. government agencies include provisions that allow the government to unilaterally terminate or modify contracts for convenience, in which case the counterparty to the contract may generally recover only its incurred or committed costs and settlement expenses and profit on work completed prior to the termination. If the government terminates a contract for default, the defaulting party may be liable for any extra costs incurred by the government in procuring undelivered items from another source.

Our government contracts may be subject to the approval of appropriations being made by the U.S. Congress to fund the expenditures under these contracts. In addition, government contracts normally contain additional requirements that may increase our costs of doing business, reduce our profits, and expose us to liability for failure to comply with these terms and conditions. These requirements include, for example:

●	specialized disclosure and accounting requirements unique to government contracts;

●	financial and compliance audits that may result in potential liability for price adjustments, recoupment of government funds after such funds have been spent, civil and criminal penalties, or administrative sanctions such as suspension or debarment from doing business with the U.S. government;

●	public disclosures of certain contract and company information; and

●	mandatory socioeconomic compliance requirements, including labor requirements, non-discrimination and affirmative action programs and environmental compliance requirements.

Government contracts are also generally subject to greater scrutiny by the government, which can initiate reviews, audits and investigations regarding our compliance with government contract requirements. In addition, if we fail to comply with government contract laws, regulations and contract requirements, our contracts may be subject to termination, and we may be subject to financial and/or other liability under our contracts, the Federal Civil False Claims Act (including treble damages and other penalties), or criminal law. In particular, the False Claims Act’s “whistleblower” provisions also allow private individuals, including present and former employees, to sue on behalf of the U.S. government. Any penalties, damages, fines, suspension, or damages could adversely affect our ability to operate our business and our financial results.

If any customer were to unexpectedly terminate, cancel, or decline to exercise an option to renew with respect to one or more of our significant contracts for any reason, including as a result of our failure to meet certain performance milestones, or if a government customer were to suspend or debar us from doing business with such government, our business, financial condition, and results of operations would be materially harmed.

If we commercialize outside the United States, we will be exposed to a variety of risks associated with international operations that could materially and adversely affect our business.

As part of our growth strategy for our Launch Services and Spaceport Services businesses, we aim to construct and operate launch sites outside of the United States. We aim to continue to build our pipeline of spaceport opportunities and develop additional locations. As we expand internationally, we expect that we would be subject to additional risks related to entering into international business relationships, including:

●	restructuring our operations to comply with local regulatory regimes;

●	identifying, hiring and training highly skilled personnel;

●	unexpected changes in tariffs, trade barriers and regulatory requirements, including through the International Traffic in Arms Regulations, or ITAR, Export Administration Regulations, or EAR, and Office of Foreign Assets Control, or OFAC;

●	economic weakness, including inflation, or political instability in foreign economies and markets;

●	compliance with tax, employment, immigration and labor laws for employees living or traveling abroad;

●	foreign taxes, including withholding of payroll taxes;

●	the need for U.S. government approval to operate our spaceflight systems outside the United States;

●	foreign currency fluctuations, which could result in increased operating expenses and reduced revenue;

●	government appropriation of assets;

●	workforce uncertainty in countries where labor unrest is more common than in the United States; and

●	disadvantages of competing against companies from countries that are not subject to U.S. laws and regulations, including the U.S. Foreign Corrupt Practices Act, or FCPA, OFAC regulations and U.S. anti-money laundering regulations, as well as exposure of our foreign operations to liability under these regulatory regimes.

Our business is subject to a wide variety of extensive and evolving government laws and regulations. Failure to comply with such laws and regulations could have a material adverse effect on our business.

We are subject to a wide variety of laws and regulations relating to various aspects of our business, including with respect to our launch system operations, employment and labor, health care, tax, privacy and data security, health and safety, and environmental issues. Laws and regulations at the foreign, federal, state and local levels frequently change, especially in relation to new and emerging industries, and we cannot always reasonably predict the impact from, or the ultimate cost of compliance with, current or future regulatory or administrative changes. We monitor these developments and devote a significant amount of management’s time and external resources towards compliance with these laws, regulations and guidelines, and such compliance places a significant burden on management’s time and other resources, and it may limit our ability to expand into certain jurisdictions. Moreover, changes in law, the imposition of new or additional regulations or the enactment of any new or more stringent legislation that impacts our business could require us to change the way we operate and could have a material adverse effect on our sales, profitability, cash flows and financial condition.

Failure to comply with these laws, such as with respect to obtaining and maintaining licenses, certificates, authorizations and permits critical for the operation of our business, may result in civil penalties or private lawsuits, or the suspension or revocation of licenses, certificates, authorizations or permits, which would prevent us from operating our business. For example, conducting commercial space launches in the United States require licenses and permits from certain agencies of the Department of Transportation, including the Federal Aviation Administration, or FAA, and review by other agencies of the U.S. Government, including the Department of Defense, Department of State, NASA, and Federal Communications Commission, or the “FCC”. License approval includes an interagency review of safety, operational, national security, and foreign policy and international obligations implications, as well as a review of foreign ownership. Delays in FAA action allowing us to conduct commercial space launches could adversely affect our ability to operate our business and our financial results.

Moreover, regulation of our industry is still evolving, and new or different laws or regulations could affect our operations, increase direct compliance costs for us or cause any third-party suppliers or contractors to raise the prices they charge us because of increased compliance costs. Application of these laws to our business may negatively impact our performance in various ways, limiting the collaborations we may pursue, further regulating the export and re-export of our products, services, and technology from the United States and abroad, and increasing our costs and the time necessary to obtain required authorization. The adoption of a multi-layered regulatory approach to any one of the laws or regulations to which we are or may become subject, particularly where the layers are in conflict, could require alteration of our manufacturing processes or operational parameters which may adversely impact our business. We may not be in complete compliance with all such requirements at all times and, even when we believe we are in complete compliance, a regulatory agency may determine that we are not. The timing of our launches depends on our ability to secure regulatory licenses from the FAA and the FCC, and no company has yet conducted licensed launches at the annual rate we are targeting.

We aim to mass-produce the world’s first daily space delivery system. A component of our near-term strategy involves increasing our launch cadence by accelerating our development and production efforts and adding additional launch sites. Our ability to achieve this increased launch cadence within the timeframe in which we hope to do so will depend on our ability to secure the necessary regulatory licenses from the FAA, the FCC and other regulatory authorities. To our knowledge, the applicable regulatory authorities to date have not granted such licenses to a company endeavoring to launch rockets with such frequency, and as a result our business is dependent upon a regulatory framework that is untested and unprecedented. Our failure to obtain the licenses necessary to support our anticipated launch cadence, or any delays or hurdles that present in our interactions with the FAA, the FCC or other regulatory authorities, could impact our ability to grow our business, could delay our ability to execute on our existing and future customer contracts and could adversely affect our business and results of operations.

We are subject to stringent U.S. export and import control laws and regulations. Unfavorable changes in these laws and regulations or U.S. government licensing policies, our failure to secure timely U.S. government authorizations under these laws and regulations, or our failure to comply with these laws and regulations could have a material adverse effect on our business, financial condition and results of operation.

Our business is subject to stringent U.S. import and export control laws and regulations as well as economic sanctions laws and regulations. We are required to import and export our products, software, technology and services, as well as run our operations in the United States, in full compliance with such laws and regulations, which include the EAR, the ITAR, and economic sanctions administered by the Treasury Department’s OFAC. Similar laws that impact our business exist in other jurisdictions. These foreign trade controls prohibit, restrict, or regulate our ability to, directly or indirectly, export, deemed export, re-export, deemed re-export or transfer certain hardware, technical data, technology, software, or services to certain countries and territories, entities, and individuals, and for end uses. If we are found to be in violation of these laws and regulations, it could result in civil and criminal, monetary and non-monetary penalties, the loss of export or import privileges, debarment and reputational harm.

Pursuant to these foreign trade control laws and regulations, we are required, among other things, to (i) maintain a registration under the ITAR, (ii) determine the proper licensing jurisdiction and export classification of products, software, and technology, and (iii) obtain licenses or other forms of U.S. government authorization to engage in the conduct of our spaceflight business. The authorization requirements include the need to get permission to release controlled technology to foreign person employees and other foreign persons. Changes in U.S. foreign trade control laws and regulations, or reclassifications of our products or technologies, may restrict our operations. The inability to secure and maintain necessary licenses and other authorizations could negatively impact our ability to compete successfully or to operate our spaceflight business as planned. Any changes in the export control regulations or U.S. government licensing policy, such as those necessary to implement U.S. government commitments to multilateral control regimes, may restrict our operations. Given the great discretion the government has in issuing or denying such authorizations to advance U.S. national security and foreign policy interests, there can be no assurance we will be successful in our future efforts to secure and maintain necessary licenses, registrations, or other U.S. government regulatory approvals.

Under the “Exon-Florio Amendment” to the U.S. Defense Production Act of 1950, as amended (the “DPA”), the U.S. President has the power to disrupt or block certain foreign investments in U.S. businesses if he determines that such a transaction threatens U.S. national security. The Committee on Foreign Investment in the United States (“CFIUS”) has been delegated the authority to conduct national security reviews of certain foreign investments. CFIUS may impose mitigation conditions to grant clearance of a transaction.

The Foreign Investment Risk Review Modernization Act (“FIRRMA”), enacted in 2018, amended the DPA to, among other things, expand CFIUS’s jurisdiction beyond acquisitions of control of U.S. businesses. Under FIRRMA, CFIUS also has jurisdiction over certain foreign non-controlling investments in U.S. businesses that have involvement with critical technology or critical infrastructure, or that collect and maintain sensitive personal data of U.S. citizens (“TID U.S. Businesses”), if the foreign investor receives specified triggering rights in connection with its investment. We are a TID U.S. Business because we develop and design technologies that would be considered critical technologies. Certain foreign investments in TID U.S. Businesses are subject to mandatory filing with CFIUS. These restrictions on the ability of foreign persons to invest in us could limit our ability to engage in strategic transactions that could benefit our stockholders, including a change of control, and could also affect the price that an investor may be willing to pay for our common stock.

Failure to comply with federal, state and foreign laws and regulations relating to privacy, data protection and consumer protection, or the expansion of current or the enactment of new laws or regulations relating to privacy, data protection and consumer protection, could adversely affect our business and our financial condition.

We collect, store, process, and use personal information and other customer data, and we rely in part on third parties that are not directly under our control to manage certain of these operations and to collect, store, process and use payment information. Due to the volume and sensitivity of the personal information and data we and these third parties manage and expect to manage in the future, as well as the nature of our customer base, the security features of our information systems are critical. A variety of federal, state and foreign laws and regulations govern the collection, use, retention, sharing and security of this information. Laws and regulations relating to privacy, data protection and consumer protection are evolving and subject to potentially differing interpretations. These requirements may not be harmonized, may be interpreted and applied in a manner that is inconsistent from one jurisdiction to another or may conflict with other rules or our practices. As a result, our practices may not have complied or may not comply in the future with all such laws, regulations, requirements and obligations.

We expect that new industry standards, laws and regulations will continue to be proposed regarding privacy, data protection and information security in many jurisdictions. We cannot yet determine the impact such future laws, regulations and standards may have on our business. Complying with these evolving obligations is costly.

As we expand our international presence, we may also become subject to additional privacy rules, many of which, such as the General Data Protection Regulation promulgated by the European Union (the “GDPR”) and national laws supplementing the GDPR, such as in the United Kingdom, are significantly more stringent than those currently enforced in the United States. The law requires companies to meet stringent requirements regarding the handling of personal data of individuals located in the EEA. These more stringent requirements include expanded disclosures to inform customers about how we may use their personal data through external privacy notices, increased controls on profiling customers and increased rights for data subjects (including customers and employees) to access, control and delete their personal data. In addition, there are mandatory data breach notification requirements. The law also includes significant penalties for non-compliance, which may result in monetary penalties of up to the higher of €20.0 million or 4% of a group’s worldwide turnover for the preceding financial year for the most serious violations. The GDPR and other similar regulations require companies to give specific types of notice and informed consent is required for the placement of a cookie or similar technologies on a user’s device for online tracking for behavioral advertising and other purposes and for direct electronic marketing, and the GDPR also imposes additional conditions in order to satisfy such consent, such as a prohibition on pre-checked tick boxes and bundled consents, thereby requiring customers to affirmatively consent for a given purpose through separate tick boxes or other affirmative action.

A significant data breach or any failure, or perceived failure, by us to comply with any federal, state or foreign privacy or consumer protection-related laws, regulations or other principles or orders to which we may be subject or other legal obligations relating to privacy or consumer protection could adversely affect our reputation, brand and business, and may result in claims, investigations, proceedings or actions against us by governmental entities or others or other penalties or liabilities or require us to change our operations and/or cease using certain data sets. Depending on the nature of the information compromised, we may also have obligations to notify users, law enforcement or payment companies about the incident and may need to provide some form of remedy, such as refunds, for the individuals affected by the incident.

Failures in our technology infrastructure could damage our business, reputation and brand and substantially harm our business and results of operations.

If our main data center were to fail, or if we were to suffer an interruption or degradation of services at our main data center, we could lose important manufacturing and technical data, which could harm our business. Our facilities are vulnerable to damage or interruption from earthquakes, hurricanes, floods, fires, cyber security attacks, terrorist attacks, power losses, telecommunications failures and similar events. In the event that our or any third-party provider’s systems or service abilities are hindered by any of the events discussed above, our ability to operate may be impaired. A decision to close the facilities without adequate notice, or other unanticipated problems, could adversely impact our operations. Any of the aforementioned risks may be augmented if our or any third-party provider’s business continuity and disaster recovery plans prove to be inadequate. The facilities also could be subject to break-ins, computer viruses, sabotage, intentional acts of vandalism and other misconduct. Any security breach, including personal data breaches, or incident, including cybersecurity incidents, that we experience could result in unauthorized access to, misuse of or unauthorized acquisition of our or our customers’ data, the loss, corruption or alteration of this data, interruptions in our operations or damage to our computer hardware or systems or those of our customers. Moreover, negative publicity arising from these types of disruptions could damage our reputation. We may not carry sufficient business interruption insurance to compensate us for losses that may occur as a result of any events that cause interruptions in our service. Significant unavailability of our services due to attacks could cause users to cease using our services and materially and adversely affect our business, prospects, financial condition and results of operations.

We are highly dependent on our senior management team and other highly skilled personnel, and if we are not successful in attracting or retaining highly qualified personnel, we may not be able to successfully implement our business strategy.

Our success depends, in significant part, on the continued services of our senior management team and on our ability to attract, motivate, develop and retain a sufficient number of other highly skilled personnel, including engineers, manufacturing and quality assurance, design, finance, marketing, sales and support personnel. Our senior management team has extensive experience in the aerospace industry, and we believe that their depth of experience is instrumental to our continued success. The loss of any one or more members of our senior management team, for any reason, including resignation or retirement, could impair our ability to execute our business strategy and have a material adverse effect on our business, financial condition and results of operations.

Competition for qualified highly skilled personnel can be strong, and we can provide no assurance that we will be successful in attracting or retaining such personnel now or in the future. We have not yet started commercial launch operations, and our estimates of the required team size to support our estimated flight rates may require increases in staffing levels that may require significant capital expenditure. Further, any inability to recruit, develop and retain qualified employees may result in high employee turnover and may force us to pay significantly higher wages, which may harm our profitability. Additionally, we do not carry key man insurance for any of our management executives, and the loss of any key employee or our inability to recruit, develop and retain these individuals as needed, could have a material adverse effect on our business, financial condition and results of operations.

Any acquisitions, partnerships or joint ventures that we enter into could disrupt our operations and have a material adverse effect on our business, financial condition and results of operations.

From time to time, we may evaluate potential strategic acquisitions of businesses, including partnerships or joint ventures with third parties. We may not be successful in identifying acquisition, partnership and joint venture candidates. In addition, we may not be able to continue the operational success of such businesses or successfully finance or integrate any businesses that we acquire or with which we form a partnership or joint venture. We may have potential write-offs of acquired assets and/or an impairment of any goodwill recorded as a result of acquisitions. Furthermore, the integration of any acquisition may divert management’s time and resources from our core business and disrupt our operations or may result in conflicts with our business. Any acquisition, partnership or joint venture may not be successful, may reduce our cash reserves, may negatively affect our earnings and financial performance and, to the extent financed with the proceeds of debt, may increase our indebtedness. We cannot ensure that any acquisition, partnership or joint venture we make will not have a material adverse effect on our business, financial condition and results of operations.

We are subject to many hazards and operational risks that can disrupt our business, including interruptions or disruptions in service at our primary facilities, which could have a material adverse effect on our business, financial condition and results of operations.

Our operations are subject to many hazards and operational risks inherent to our business, including general business risks, product liability and damage to third parties, our infrastructure or properties that may be caused by fires, floods and other natural disasters, power losses, telecommunications failures, terrorist attacks, human errors and similar events. Additionally, our manufacturing operations are hazardous at times and may expose us to safety risks, including environmental risks and health and safety hazards to our employees or third parties.

Moreover, our operations are entirely based in and around our Alameda, California campus, where our machine shop, production facilities, administrative offices, and research and development functions are located. Our Alameda, California campus also houses our facility used for rocket engine testing, research, and development. In addition, we also operate a launch facility in Kodiak, Alaska. Any significant interruption due to any of the above hazards and operational to the manufacturing or operation of our facilities, including from weather conditions, growth constraints, performance by third-party providers (such as electric, utility or telecommunications providers), failure to properly handle and use hazardous materials, failure of computer systems, power supplies, fuel supplies, infrastructure damage, disagreements with the owners of the land on which our facilities are located, or damage sustained to our launch pad could result in manufacturing delays or the delay or cancellation of our planned commercial launches and, as a result, could have a material adverse effect on our business, financial condition and results of operations.

In addition, our insurance coverage may be inadequate to cover our liabilities related to such hazards or operational risks. Moreover, we may not be able to maintain adequate insurance in the future at rates we consider reasonable and commercially justifiable, and insurance may not continue to be available on terms as favorable as our current arrangements. The occurrence of a significant uninsured claim, or a claim in excess of the insurance coverage limits maintained by us, could harm our business, financial condition and results of operations.

Natural disasters, unusual weather conditions, epidemic outbreaks, global health crises, terrorist acts and political events could disrupt our business and flight schedule.

The occurrence of one or more natural disasters such as tornadoes, hurricanes, fires, floods and earthquakes, unusual weather conditions, epidemic outbreaks, terrorist attacks or disruptive political events in certain regions where our facilities are located, or where our third-party contractors’ and suppliers’ facilities are located, could adversely affect our business, financial condition and results of operations. Severe weather, such as rainfall, snowfall or extreme temperatures, may impact the ability of our launch services to be carried out as planned, resulting in additional expense to reschedule such service, thereby reducing our sales and profitability. Terrorist attacks, actual or threatened acts of war or the escalation of current hostilities, or any other military or trade disruptions impacting our domestic or foreign suppliers of components of our products, may impact our operations by, among other things, causing supply chain disruptions and increases in commodity prices, which could adversely affect our raw materials or transportation costs. These events also could cause or act to prolong an economic recession in the United States or abroad. To the extent these events also impact one or more of our suppliers or contractors or result in the closure of any of their facilities or our facilities, commence our commercial launch activities as planned or thereafter increase our launch cadence. In addition, the disaster recovery and business continuity plans we have in place currently are limited and are unlikely to prove adequate in the event of a serious disaster or similar event. We may incur substantial expenses as a result of the limited nature of our disaster recovery and business continuity plans and, more generally, any of these events could cause consumer confidence and spending to decrease, which could adversely impact our commercial launch operations.

As a private company, we were not required to document and test our internal controls over financial reporting nor was our management required to certify the effectiveness of our internal controls and our auditors were not required to opine on the effectiveness of our internal control over financial reporting. Failure to maintain adequate financial, information technology and management processes and controls could result in material weaknesses which could lead to errors in our financial reporting, which could adversely affect our business, financial condition, results of operations and prospects once we are a public company.

Astra was not required to document and test its internal controls over financial reporting nor was its management required to certify the effectiveness of their internal controls and its auditors were not required to opine on the effectiveness of their internal control over financial reporting. Similarly, as an “emerging growth company,” Holicity was exempt from the SEC’s internal control reporting requirements. We may lose our emerging growth company status and become subject to the SEC’s internal control over financial reporting management and auditor attestation requirements in the year in which we are deemed to be a large accelerated filer, which would occur once we are subject to Exchange Act reporting requirements for 12 months, have filed at least one SEC annual report and the market value of our common equity held by non-affiliates exceeds $700 million as of the end of the prior fiscal year’s second fiscal quarter. We may not be able to complete our evaluation, testing and any required remediation in a timely fashion. In addition, our current controls and any new controls that we develop may become inadequate because of poor design and changes in our business, including increased complexity resulting from any international expansion. Any failure to implement and maintain effective internal controls over financial reporting could adversely affect the results of assessments by our independent registered public accounting firm and their attestation reports.

If we are unable to certify the effectiveness of our internal controls, or if our internal controls have material weaknesses, we may not detect errors in a timely manner, our financial statements could be misstated, we could be subject to regulatory scrutiny and a loss of confidence by stakeholders, which could harm our business, financial condition and results of operations and adversely affect the market price of our securities.

We have identified three material weaknesses in our internal control over financial reporting and may identify additional material weaknesses in the future or otherwise fail to maintain an effective system of internal control, which may result in material misstatements of our financial statements or cause us to fail to meet our periodic reporting obligations.

We identified three material weaknesses in our internal control over financial reporting as of and for the year ended December 31, 2019. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. The first material weakness is related to the segregation of duties and related conflicts with respect to our information technology systems, including administrative access to our financially relevant information technology systems. The second material weakness arises from our lack of formal accounting policies and procedures during the applicable audit period, which resulted in material errors in our financial statements not being identified by management. The third material weakness relates to our process for preparing and recording journal entries within our accounting systems related thereto.

We are in the process of designing and implementing measures to improve our internal control over financial reporting to remediate the material weaknesses described above, primarily by implementing additional review procedures within our accounting and finance department, hiring a Chief Financial Officer, hiring additional personnel within the company’s accounting and finance function, designing and implementing information technology and application controls in our financially significant systems, and engaging additional external accounting experts to supplement our internal resources. While we are designing and implementing measures to remediate the material weaknesses, we cannot predict the success of such measures or the outcome of our assessment of these measures at this time. We can give no assurance that these measures will remediate the weaknesses in internal control or that additional material weaknesses or significant deficiencies in our internal control over financial reporting will not be identified in the future. Our failure to implement and maintain effective internal control over financial reporting could result in errors in our financial statements that may lead to a restatement of our financial statements or cause us to fail to meet our reporting obligations.

As a public company, we will be required, pursuant to Section 404 of the Sarbanes-Oxley Act, to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting for each annual report on Form 10-K to be filed with the SEC. This assessment will require disclosure of any material weaknesses identified by our management in our internal control over financial reporting. If we lose our emerging growth company status, our independent registered public accounting firm will also be required to attest to the effectiveness of our internal control over financial reporting in each annual report on Form 10-K to be filed with the SEC. We will be required to disclose changes made in our internal control and our financial reporting procedures on a quarterly basis. To comply with the requirements of being a public company, we expect to need to undertake various actions, such as implementing new internal controls and procedures and hiring accounting or internal audit staff. Failure to comply with the Sarbanes-Oxley Act could potentially subject us to sanctions or investigations by the SEC, Nasdaq or other regulatory authorities, which would require additional financial and management resources.

Our operating results may fluctuate significantly, which makes our future operating results difficult to predict and could cause our operating results to fall below expectations or any guidance we may provide.

Our quarterly and annual operating results may fluctuate significantly, which makes it difficult for us to predict our future operating results. These fluctuations may occur due to a variety of factors, many of which are outside of our control, including, but not limited to:

●	the number of launch missions we schedule for a period, the price at which we sell them and our ability schedule additional launch missions for repeat customers;

●	unexpected weather patterns, maintenance issues, natural disasters or other events that force us to cancel or reschedule launches;

●	the cost of raw materials or supplied components critical for the manufacture and operation of our rockets and launch equipment;

●	the timing and cost of, and level of investment in, research and development relating to our technologies and our current or future facilities;

●	developments involving our competitors;

●	changes in governmental regulations or in the status of our regulatory approvals or applications;

●	future accounting pronouncements or changes in our accounting policies; and

●	general market conditions and other factors, including factors unrelated to our operating performance or the operating performance of our competitors.

The individual or cumulative effects of factors discussed above could result in large fluctuations and unpredictability in our quarterly and annual operating results. As a result, comparing our operating results on a period-to-period basis may not be meaningful.

This variability and unpredictability could also result in our failing to meet the expectations of industry or financial analysts or investors for any period. If our revenue or operating results fall below the expectations of analysts or investors or below any guidance we may provide, or if the guidance we provide is below the expectations of analysts or investors, the price of our common stock could decline substantially. Such a stock price decline could occur even when we have met any previously publicly stated guidance we may provide.

We may become involved in litigation that may materially adversely affect us.

From time to time, we may become involved in various legal proceedings relating to matters incidental to the ordinary course of our business, including intellectual property, commercial, product liability, employment, class action, whistleblower and other litigation and claims, and governmental and other regulatory investigations and proceedings. Such matters can be time-consuming, divert management’s attention and resources from the operation of our business, and cause us to incur significant expenses or liability or require us to change our business practices. Because of the potential risks, expenses and uncertainties of litigation, we may, from time to time, settle disputes, even where we believe that we have meritorious claims or defenses. Because litigation is inherently unpredictable, we cannot assure you that the results of any of these actions will not have a material adverse effect on our business.

We have been focused on developing launch capabilities and services since 2017. This limited operating history makes it difficult to evaluate Astra’s future prospects and the risks and challenges it may encounter.

Because Astra has limited historical financial data and operates in a rapidly evolving market, any predictions about its future revenue and expenses may not be as accurate as they would be if it had a longer operating history or operated in a more developed market. Astra has encountered in the past, and will encounter in the future, risks and uncertainties frequently experienced by growing companies with limited operating histories in rapidly changing industries. If Astra’s assumptions regarding these risks and uncertainties, which it uses to plan and operate its business, are incorrect or change, or if it does not address these risks successfully, its results of operations could differ materially from its expectations and its business, financial condition and results of operations could be adversely affected.

The markets for launch services have not been well established as the commercialization of space is a relatively new development and is rapidly evolving. Our estimates for the total addressable markets for launch services are based on a number of internal and third-party estimates, including our contracted revenue and sales pipeline, assumed prices at which we can offer services, assumed frequency of service, our ability to leverage our current manufacturing and operational processes and general market conditions. As a result, our estimates of the annual total addressable markets for in-space infrastructure services, as well as the expected growth rate for the total addressable market for that experience, may prove to be incorrect.

We are subject to environmental regulation and may incur substantial costs.

We are subject to federal, state, local and foreign laws, regulations and ordinances relating to the protection of the environment, including those relating to emissions to the air, discharges to surface and subsurface waters, safe drinking water, greenhouse gases and the management of hazardous substances, oils and waste materials. Federal, state and local laws and regulations relating to the protection of the environment may require a current or previous owner or operator of real estate to investigate and remediate hazardous or toxic substances or petroleum product releases at or from the property. Under federal law, generators of waste materials, and current and former owners or operators of facilities, can be subject to liability for investigation and remediation costs at locations that have been identified as requiring response actions. Compliance with environmental laws and regulations can require significant expenditures. In addition, we could incur costs to comply with such current or future laws and regulations, the violation of which could lead to substantial fines and penalties.

We may have to pay governmental entities or third parties for property damage and for investigation and remediation costs that they incurred in connection with any contamination at our current and former properties without regard to whether we knew of or caused the presence of the contaminants. Liability under these laws may be strict, joint and several, meaning that we could be liable for the costs of cleaning up environmental contamination regardless of fault or the amount of waste directly attributable to us. Even if more than one person may have been responsible for the contamination, each person covered by these environmental laws may be held responsible for all of the clean-up costs incurred. Environmental liabilities could arise and have a material adverse effect on our financial condition and performance. We do not believe, however, that pending environmental regulatory developments in this area will have a material effect on our capital expenditures or otherwise materially adversely affect its operations, operating costs, or competitive position.

The COVID-19 pandemic has and could continue to negatively affect various aspects of our business, make it more difficult for us to meet our obligations to our customers, and result in reduced demand for our products and services, which could have a material adverse effect on our business, financial condition, results of operations, or cash flows.

In December 2019, a novel strain of coronavirus was reported to have surface in Wuhan, China, and it has since spread throughout other parts of the world, including the United States. Any outbreak of contagious diseases or other adverse public health developments could have a material adverse effect on our business operations. These impacts to our operations have included, and could again in the future include, disruptions or restrictions on the ability of our employees’ and customers’ to travel or our ability to pursue collaborations and other business transactions, travel to customers and/or conduct live demonstrations of our products, oversee the activities of our third-party manufacturers and suppliers. We may also be impacted by the temporary closure of the facilities of suppliers, manufacturers or customers.

In an effort to halt the outbreak of COVID-19, a number of countries, including the United States, have placed significant restrictions on travel and many businesses have announced extended closures. These travel restrictions and business closures have and may in the future adversely impact our operations locally and worldwide, including [our ability to manufacture, market, sell or distribute our products. Such restrictions and closure have caused or may cause temporary closures of the facilities of our suppliers, manufacturers or customers. A disruption in the operations of our employees, suppliers, customers, manufacturers or access to customers would likely impact our sales and operating results. We are continuing to monitor and assess the effects of the COVID-19 pandemic on our commercial operations; however, we cannot at this time accurately predict what effects these conditions will ultimately have on our operations due to uncertainties relating to the ultimate geographic spread of the virus, the severity of the disease, the duration of the outbreak and speed of vaccinations, and the length of the travel restrictions and business closures imposed by the governments of impacted countries. In addition, a significant outbreak of contagious diseases in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, resulting in an economic downturn that could affect demand for our products and likely impact our operating results.

Changes in tax laws or regulations may increase tax uncertainty and adversely affect results of our operations and our effective tax rate.

We will be subject to taxes in the United States and certain foreign jurisdictions. Due to economic and political conditions, tax rates in various jurisdictions, including the United States, may be subject to change. Our future effective tax rates could be affected by changes in the mix of earnings in countries with differing statutory tax rates, changes in the valuation of deferred tax assets and liabilities and changes in tax laws or their interpretation. In addition, we may be subject to income tax audits by various tax jurisdictions. Although we believe our income tax liabilities are reasonably estimated and accounted for in accordance with applicable laws and principles, an adverse resolution by one or more taxing authorities could have a material impact on the results of our operations.

Recent U.S. tax legislation could adversely affect our business and financial condition.

Legislation enacted in December 2017 significantly changed the U.S. federal income taxation of U.S. corporations, including by reducing the U.S. corporate income tax rate, limiting interest deductions, permitting immediate expensing of certain capital expenditures, adopting elements of a territorial tax system, imposing a one-time transition tax, or repatriation tax, on all undistributed earnings and profits of certain U.S.-owned foreign corporations, revising the rules governing net operating losses and the rules governing foreign tax credits, and introducing new anti-base erosion provisions. Notwithstanding the reduction in the corporate income tax rate, the overall impact of this tax reform or of any future administrative guidance interpreting the provisions thereof is uncertain, and our business and financial condition could be adversely affected.

INFORMATION ABOUT THE PARTIES TO THE BUSINESS COMBINATION

Holicity

Holicity is a blank check company whose business purpose is to effect a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. For more information regarding Holicity, see the section entitled “Other Information Related to Holicity” beginning on page 122.

Merger Sub

Merger Sub is a wholly-owned subsidiary of Holicity formed solely for the purpose of effecting the Business Combination. Merger Sub was incorporated under the DGCL on January 21, 2021. Merger Sub owns no material assets and does not operate any business.

Astra

Astra Space, Inc. is a satellite launch services company. For more information regarding Astra, see the section entitled “Other Information Related to Astra” beginning on page [●].

THE SPECIAL MEETING

Overview

This proxy statement/prospectus is being provided to Holicity Stockholders as part of a solicitation of proxies by the Holicity Board for use at the Special Meeting to be convened on ___________, 2021 and at any adjournments or postponements of such meeting. This proxy statement/prospectus is being furnished to Holicity Stockholders on or about _____________, 2021. In addition, this proxy statement/prospectus constitutes a prospectus for New Astra in connection with the issuance by New Astra of common stock to be delivered to Astra’s stockholders in connection with the Business Combination.

Date, Time and Place of the Special Meeting

The Special Meeting will be a virtual meeting conducted exclusively via live webcast starting at a.m., New York City time, on ___________________, 2021, or at such other date, time and place to which such meeting may be adjourned or postponed, to consider and vote upon the proposals. Stockholders may attend the special meeting online, vote, view the list of stockholders entitled to vote at the special meeting and submit your questions during the special meeting by visiting __________________ and entering your 12-digit control number, which is either included on the proxy card you received or obtained through Continental Stock Transfer & Trust Company. Because the special meeting is completely virtual and being conducted via live webcast, stockholders will not be able to attend the meeting in person.

Proposals

At the Special Meeting, Holicity Stockholders will vote upon:

●	the Business Combination Proposal;

●	the Charter Proposal;

●	the Advisory Charter Proposals;

●	the Stock Issuance Proposal;

●	the Incentive Plan Proposal; and

●	the Adjournment Proposal.

HOLICITY’S BOARD OF DIRECTORS HAS UNANIMOUSLY DETERMINED THAT THE BUSINESS COMBINATION PROPOSAL, THE CHARTER PROPOSAL AND THE OTHER PROPOSALS TO BE PRESENTED AT THE SPECIAL MEETING ARE IN THE BEST INTERESTS OF AND ADVISABLE TO THE HOLICITY STOCKHOLDERS AND RECOMMENDS THAT YOU VOTE “FOR” EACH OF THE PROPOSALS DESCRIBED ABOVE.

Record Date; Outstanding Shares; Shares Entitled to Vote

Holicity has fixed the close of business on ______ , 2021 as the “record date” for determining Holicity Stockholders entitled to notice of and to attend and vote at the Special Meeting. As of the close of business on ________ , 2021, there were ________ Holicity Shares outstanding and entitled to vote. Each Holicity Share is entitled to one vote per share at the Special Meeting.

Quorum

A quorum of Holicity Stockholders is necessary to hold a valid meeting. A quorum will exist at the Special Meeting with respect to each matter to be considered at the Special Meeting if the holders of a majority of Holicity Shares are present in person (which would include presence at the virtual Special Meeting) or represented by proxy at the Special Meeting. All shares represented by proxy are counted as present for purposes of establishing a quorum.

Vote Required and Holicity Board Recommendation

The Business Combination Proposal

Holicity Stockholders are being asked to consider and vote on a proposal to adopt the Business Combination Agreement and thereby approve the Business Combination. You should carefully read this proxy statement/prospectus in its entirety for more detailed information concerning the Business Combination. In particular, your attention is directed to the full text of the Business Combination Agreement, which is attached as Annex A to this proxy statement/prospectus.

Approval of the Business Combination Proposal requires the affirmative vote of a majority of the votes cast by Holicity Stockholders present in person (which would include presence at the virtual Special Meeting) or represented by proxy at the Special Meeting and entitled to vote thereon. Abstentions and broker non-votes have no effect on the outcome of the proposal. The Business Combination cannot be completed unless the Business Combination Proposal is adopted by the affirmative vote of a majority of the votes cast by Holicity Stockholders present in person (which would include presence at the virtual Special Meeting) or represented by proxy at the Special Meeting and entitled to vote thereon. Holicity Stockholders of the Class A common stock and Stockholders of the Class B common stock will vote together as a single class on all matters submitted to a vote of our stockholders, except as required by law.

HOLICITY’S BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE “FOR” THE BUSINESS COMBINATION PROPOSAL.

The Charter Proposal

Approval of the Charter Proposal requires the affirmative vote of a majority of the outstanding Holicity Shares, voting together as a single class. Abstentions and broker non-votes have the same effect as a vote “AGAINST” the proposal.

HOLICITY’S BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE “FOR” THE CHARTER PROPOSAL.

The Advisory Charter Proposals

Approval of each of the Advisory Charter Proposals, each of which is a non-binding vote, requires the affirmative vote of a majority of the votes cast by Holicity Stockholders present in person (which would include presence at the virtual Special Meeting) or represented by proxy at the Special Meeting and entitled to vote thereon. Abstentions and broker non-votes have no effect on the outcome of the proposal.

HOLICITY’S BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE “FOR” THE ADVISORY CHARTER PROPOSALS.

The Stock Issuance Proposal

Approval of the Stock Issuance Proposal requires the affirmative vote of a majority of the votes cast by Holicity Stockholders present in person (which would include presence at the virtual Special Meeting) or represented by proxy at the Special Meeting and entitled to vote thereon. Broker non-votes have no effect on the outcome of the proposal but, for purposes of Nasdaq rules, abstentions will have the same effect as votes “AGAINST” this proposal.

HOLICITY’S BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE “FOR” THE STOCK ISSUANCE PROPOSAL.

The Incentive Plan Proposal

Approval of the Incentive Plan Proposal requires the affirmative vote of a majority of the votes cast by Holicity Stockholders present in person (which would include presence at the virtual Special Meeting) or represented by proxy at the Special Meeting and entitled to vote thereon. Broker non-votes have no effect on the outcome of the proposal but, for purposes of Nasdaq rules, abstentions will have the same effect as votes “AGAINST” this proposal.

HOLICITY’S BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE “FOR” THE INCENTIVE PLAN PROPOSAL.

Adjournment Proposal

If the chairman of the Special Meeting does not adjourn the Special Meeting, Holicity Stockholders may be asked to vote on a proposal to adjourn the Special Meeting, or any postponement thereof, to another time or place if necessary or appropriate (i) due to the absence of a quorum at the Special Meeting, (ii) to prevent a violation of applicable law, (iii) to provide to Holicity Stockholders any supplement or amendment to this proxy statement/prospectus and/or (iv) to solicit additional proxies if Holicity reasonably determines that it is advisable or necessary to do so in order to obtain Holicity stockholder approval for the Business Combination Agreement and thereby approval of the Business Combination.

Approval of the Adjournment Proposal requires the affirmative vote of a majority of the votes cast by Holicity Stockholders present in person (which would include presence at the virtual Special Meeting) or represented by proxy at the Special Meeting and entitled to vote thereon. Abstentions and broker non-votes have no effect on the outcome of the proposal.

HOLICITY’S BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE “FOR” THE ADJOURNMENT PROPOSAL.

Voting Your Shares

Holicity Stockholders may vote electronically at the Special Meeting by or by proxy. Holicity recommends that you submit your proxy even if you plan to attend the Special Meeting. If you vote by proxy, you may change your vote by submitting a later dated proxy before the deadline or by voting electronically at the Special Meeting.

If your Holicity Shares are owned directly in your name with our transfer agent, Continental Stock Transfer & Trust Company, you are considered, with respect to those shares, the “stockholder of record.” If your shares are held in a stock brokerage account or by a bank or other nominee or intermediary, you are considered the beneficial owner of shares held in “street name” and are considered a “non-record (beneficial) stockholder.”

If you are a Holicity Stockholder of record you may use the enclosed proxy card to tell the persons named as proxies how to vote your shares. If you properly complete, sign and date your proxy card, your shares will be voted in accordance with your instructions. The named proxies will vote all shares at the meeting for which proxies have been properly submitted and not revoked. If you sign and return your proxy card but do not mark your card to tell the proxies how to vote, your shares will be voted “FOR” the proposals to adopt the Business Combination Agreement and the other proposals presented at the Special Meeting.

Your shares will be counted for purposes of determining a quorum if you vote:

●	by submitting a properly executed proxy card or voting instruction form by mail; or

●	electronically at the Special Meeting.

Abstentions will be counted for determining whether a quorum is present for the Special Meeting.

Voting instructions are printed on the proxy card or voting information form you received. Either method of submitting a proxy will enable your shares to be represented and voted at the Special Meeting.

Voting Shares Held in Street Name

If your Holicity Shares are held in an account through a broker, bank or other nominee or intermediary, you must instruct the broker, bank or other nominee how to vote your shares by following the instructions that the broker, bank or other nominee provides you along with this proxy statement/prospectus. Your broker, bank or other nominee may have an earlier deadline by which you must provide instructions to it as to how to vote your Holicity Shares, so you should read carefully the materials provided to you by your broker, bank or other nominee or intermediary.

If you do not provide voting instructions to your bank, broker or other nominee or intermediary, your shares will not be voted on any proposal on which your bank, broker or other nominee does not have discretionary authority to vote. In these cases, the bank, broker or other nominee or intermediary will not be able to vote your shares on those matters for which specific authorization is required. Brokers do not generally have discretionary authority to vote on any of the proposals.

Broker non-votes are shares held by a broker, bank or other nominee or intermediary that are present or represented by proxy at the Special Meeting, but with respect to which the broker, bank or other nominee or intermediary is not instructed by the beneficial owner of such shares how to vote on a particular proposal and the broker does not generally have voting power on such proposal. Because brokers, banks and other nominees or intermediaries do not generally have discretionary voting with respect to any of the proposals, if a beneficial owner of Holicity Shares held in “street name” does not give voting instructions to the broker, bank or other nominee for any proposal, then those shares will not be present or represented by proxy at the Special Meeting.

Revoking Your Proxy

If you are a Holicity Stockholder of record, you may revoke your proxy at any time before it is voted at the Special Meeting by:

●	timely delivering a written revocation letter to the Corporate Secretary of Holicity;

●	signing and returning by mail a proxy card with a later date so that it is received prior to the Special Meeting; or

●	attending the Special Meeting and voting electronically by visiting the website established for that purpose at ____ and entering the control number found on your proxy card, voting instruction form or notice you previously received. Attendance at the Special Meeting will not, in and of itself, revoke a proxy.

If you are a non-record (beneficial) Holicity Stockholder, you should follow the instructions of your bank, broker or other nominee regarding the revocation of proxies.

Share Ownership and Voting by Holicity’s Officers and Directors

As of the record date, the Holicity directors and officers and their affiliates had the right to vote approximately _______ Holicity Shares, representing approximately ______ % of the Holicity Shares then outstanding and entitled to vote at the meeting. Holicity’s Initial Stockholders have entered into a letter agreement with us to vote “FOR” the approval of the Business Combination Proposal, and we expect them to vote “FOR” the approval of the Charter Proposal, “FOR” the approval, on an advisory basis, of each of the Advisory Charter Proposals, “FOR” the approval of the Stock Issuance Proposal, “FOR” the approval of the Incentive Plan Proposal and “FOR” the approval of the Adjournment Proposal.

Redemption Rights

Public stockholders may seek to redeem the public shares that they hold, regardless of whether they vote for or against the proposed Business Combination or do not vote at the Special Meeting. Any public stockholder may request redemption of their public shares for a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, calculated as of two business days prior to the consummation of the Business Combination, including interest earned on the funds held in the Trust Account and not previously released to us to pay our taxes, divided by the number of then issued and outstanding public shares. If a holder properly seeks redemption as described in this section and the Business Combination is consummated, the holder will no longer own these shares following the Business Combination.

Notwithstanding the foregoing, a public stockholder, together with any affiliate of such holder or any other person with whom such holder is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Exchange Act) will be restricted from seeking redemption rights with respect to 15% or more of the shares of the public shares. Accordingly, if a public stockholder, alone or acting in concert or as a group, seeks to redeem more than 15% of the public shares, then any such shares in excess of that 15% limit would not be redeemed for cash.

Holicity’s Initial Stockholders will not have redemption rights with respect to any Holicity Shares owned by them, directly or indirectly.

You will be entitled to receive cash for any public shares to be redeemed only if you:

●	hold public shares or (b) hold public shares through units and you elect to separate your units into the underlying public shares and public warrants prior to exercising your redemption rights with respect to the public shares; and

●	prior to _______________, New York City time, on ________________, 2021, (a) submit a written request, including the legal name, phone number and address of the beneficial owner of the shares for which redemption is requested, to the transfer agent that Holicity redeem your public shares for cash and (b) deliver your public shares to the transfer agent, physically or electronically through DTC.

If you hold the shares in street name, you will have to coordinate with your broker to have your shares certificated or delivered electronically. Public shares that have not been tendered (either physically or electronically) in accordance with these procedures will not be redeemed for cash. There is a nominal cost associated with this tendering process and the act of certificating the shares or delivering them through the DWAC system. The transfer agent will typically charge the tendering broker $80 and it would be up to the broker whether or not to pass this cost on to the redeeming public stockholder. In the event the proposed Business Combination is not consummated this may result in an additional cost to stockholders for the return of their public shares.

Holders of units must elect to separate the underlying public shares and public warrants prior to exercising redemption rights with respect to the public shares. If holders hold their units in an account at a brokerage firm or bank, holders must notify their broker or bank that they elect to separate the units into the underlying public shares and public warrants, or if a holder holds units registered in its own name, the holder must contact the transfer agent, directly and instruct them to do so.

Any request to redeem public shares, once made, may be withdrawn at any time until the deadline for submitting redemption requests and thereafter, with Holicity’s consent, until the Closing. Furthermore, if a holder of a public share delivers its certificate in connection with an election of its redemption and subsequently decides prior to the deadline for submitting redemption requests not to elect to exercise such rights, it may simply request that Holicity instruct the transfer agent to return the certificate (physically or electronically). The holder can make such request by contacting the transfer agent, at the address or email address listed in this proxy statement/prospectus.

If the Business Combination is not approved or completed for any reason, then public stockholders who elected to exercise their redemption rights will not be entitled to redeem their shares. In such case, Holicity will promptly return any public shares previously delivered by public holders.

For illustrative purposes, the cash held in the Trust Account on December 31, 2020 was $300,046,957 or $10.00 per public share. Prior to exercising redemption rights, public stockholders should verify the market price of Holicity Shares as they may receive higher proceeds from the sale of their Holicity Shares in the public market than from exercising their redemption rights if the market price per share is higher than the redemption price. Holicity cannot assure its stockholders that they will be able to sell their Holicity Shares in the open market, even if the market price per share is higher than the redemption price stated above, as there may not be sufficient liquidity in its securities when its stockholders wish to sell their shares.

If a public stockholder exercises its redemption rights, then it will be exchanging its redeemed public shares for cash and will no longer own those public shares. You will be entitled to receive cash for your public shares only if you properly exercise your right to redeem your public shares and deliver your Holicity Shares (either physically or electronically) to the transfer agent, in each case prior to _______________, New York City time, on ________________, 2021, the deadline for submitting redemption requests, and the Business Combination is consummated.

Immediately following the Closing, New Astra will pay public stockholders who properly exercised their redemption rights in respect of their public shares.

Appraisal Rights

Neither Holicity Stockholders nor Holicity warrant holders have appraisal rights in connection with the Business Combination under the DGCL.

Potential Purchases of Shares and/or Public Warrants

At any time prior to the Special Meeting, during a period when they are not then aware of any material nonpublic information regarding Holicity or its securities, the Initial Stockholders, New Astra and/or its affiliates and the Astra Founders and/or its affiliates may purchase shares and/or warrants from investors, or they may enter into transactions with such investors and others to provide them with incentives to acquire Holicity Shares or vote their Holicity Shares in favor of the Business Combination Proposal. The purpose of such share purchases and other transactions would be to increase the likelihood that (i) the proposals presented for approval at the Special Meeting are approved and/or (ii) Holicity satisfies the Minimum Cash Condition. Any such stock purchases and other transactions may thereby increase the likelihood of obtaining stockholder approval of the Business Combination. This may result in the completion of our Business Combination in a way that may not otherwise have been possible. While the exact nature of any such incentives has not been determined as of the date of this proxy statement/prospectus, they might include, without limitation, arrangements to protect such investors or holders against potential loss in value of their shares, including the granting of put options and the transfer to such investors or holders of shares or rights owned by the Initial Stockholders for nominal value.

Costs of Solicitation

Holicity will bear the cost of soliciting proxies from Holicity Stockholders.

Holicity will solicit proxies by mail. In addition, the directors, officers and employees of Holicity may solicit proxies from Holicity Stockholders by telephone, electronic communication, or in person, but will not receive any additional compensation for their services. Holicity will make arrangements with brokerage houses and other custodians, nominees, and fiduciaries for forwarding proxy solicitation material to the beneficial owners of Holicity Shares held of record by those persons and will reimburse them for their reasonable out-of-pocket expenses incurred in forwarding such proxy solicitation materials.

Holicity has engaged a professional proxy solicitation firm, Morrow, to assist in soliciting proxies for the Special Meeting. Holicity has agreed to pay Morrow a fee of $30,000, plus disbursements. Holicity will reimburse Morrow for reasonable out-of-pocket expenses and will indemnify Morrow and its affiliates against certain claims, liabilities, losses, damages and expenses. Holicity will also reimburse banks, brokers and other custodians, nominees and fiduciaries representing beneficial owners of our common stock for their expenses in forwarding soliciting materials to beneficial owners of our common stock and in obtaining voting instructions from those owners. Holicity’s management team may also solicit proxies by telephone, by facsimile, by mail, on the Internet or in person. They will not be paid any additional amounts for soliciting proxies.

Other Business

Holicity is not aware of any other business to be acted upon at the Special Meeting. If, however, other matters are properly brought before the Special Meeting, the proxies will have discretion to vote or act on those matters according to their best judgment and they intend to vote the shares as the Holicity Board may recommend.

Attendance

Only Holicity Stockholders on the record date or persons holding a written proxy for any stockholder or account of Holicity as of the record date may attend the Special Meeting. The Special Meeting will be held in a virtual meeting format only. You will not be able to attend the Special Meeting physically. If you hold your Holicity Shares in your name as a stockholder of record and you wish to attend the Special Meeting, please visit and enter the control number found on your proxy card. If your Holicity Shares are held in “street name” in a stock brokerage account or by a bank, broker or other holder of record and you wish to attend the Special Meeting, you must obtain a legal proxy from the bank, broker or other holder of record in order to vote your shares electronically at the Special Meeting.

Assistance

If you need assistance in completing your proxy card or have questions regarding the Special Meeting, please contact Morrow Sodali LLC, the proxy solicitation agent for Holicity, by calling (800) 662-5200, or banks and brokers can call collect at (203) 658-9400, or by emailing HOL.info@investor.morrowsodali.com ..

THE BUSINESS COMBINATION PROPOSAL

The Holicity Stockholders are being asked to approve the Business Combination Agreement and the transactions contemplated thereby, including the Business Combination. All Holicity stockholders should read carefully this proxy statement/prospectus in its entirety for more detailed information concerning the Business Combination Agreement, which is attached as Annex A to this proxy statement/prospectus. You are urged to read carefully the Business Combination Agreement in its entirety before voting on this proposal.

Holicity may consummate the Business Combination only if all of the condition precedent proposals are approved by the Holicity Stockholders present in person (which would include presence at the virtual Special Meeting) or represented by proxy at the Special Meeting and entitled to vote thereon.

Structure of the Business Combination

Pursuant to the Business Combination Agreement, Merger Sub will merge with and into Astra, with Astra surviving the Business Combination. Upon consummation of the foregoing transactions, Astra will be the wholly-owned subsidiary of New Astra (formerly Holicity). In addition, New Astra (formerly Holicity) will amend and restate its charter to be the Proposed Charter and adopt the dual class structure, each as described in the section of this proxy statement/prospectus titled “Description of New Astra Securities.”

Consideration to Astra Stockholders

At the Effective Time of the Business Combination , the stock consideration to be issued to (i) the then current holders of stock in Astra (other than the holders of Astra Class B common stock or Astra Founders preferred stock) will be in the form of Class A common stock of New Astra and (ii) the Astra Founders will be in the form of shares of Class B common stock of New Astra. The consummation of the Business Combination is conditioned upon, among other things, Holicity having met the Minimum Cash Condition (though this condition may be waived by Astra).

At the Effective Time, each Astra option that is outstanding and unexercised, whether or not then vested or exercisable, will be assumed by New Astra and will be converted into an option to acquire shares of Class A common stock of New Astra with the same terms and conditions as applied to the Astra option immediately prior to the Effective Time; provided that the number of shares underlying such New Astra option will be determined by multiplying the number of shares of Astra common stock subject to such option immediately prior to the Effective Time, by the Exchange Ratio, which product shall be rounded down to the nearest whole number of shares, and the per share exercise price of such New Astra option will be determined by dividing the per share exercise price immediately prior to the Effective Time by the Exchange Ratio, which quotient shall be rounded down to the nearest whole cent.

At the Effective Time, each Astra warrant that is issued and outstanding immediately prior to the Effective Time and not terminated pursuant to its terms will be converted into a New Astra warrant with the same terms and conditions as applied to the Astra warrant immediately prior to the Effective Time; provided that the number of shares underlying such New Astra warrant will be determined by multiplying the number of shares of Astra common stock subject to such warrant immediately prior to the Effective Time, by the Exchange Ratio, which product shall be rounded down to the nearest whole number of shares, and the per share exercise price of such New Astra warrant will be determined by dividing the per share exercise price immediately prior to the Effective Time by the Exchange Ratio, which quotient shall be rounded down to the nearest whole cent.

At the Effective Time, each Astra restricted share will become immediately vested and the holder will be entitled to receive the applicable per share merger consideration, less applicable tax withholding, if any.

Class B common stock of New Astra will have the same economic terms as the Class A common stock of New Astra, but the Class B common stock will have ten (10) votes per share.

Cash in Lieu of Fractional Shares.

No fractional shares of New Astra common stock will be issued as part of the Business Combination. In lieu of the issuance of any such fractional shares, New Astra has agreed to pay to each former holder of Astra common stock who otherwise would be entitled to receive such fractional share an amount in cash, without interest, rounded down to the nearest cent, equal to the product of (i) the fraction equal to the amount of the fractional share of New Astra common stock to which such holder otherwise would have been entitled multiplied by (ii) an amount equal to the volume weighted average share price of shares of Astra Class A common stock for the 20 trading days prior to the date that is 3 business days prior to the Closing.

The Private Placement

Holicity entered into the Subscription Agreements with the PIPE Investors, pursuant to which, among other things, Holicity agreed to issue and sell in private placements an aggregate of 20,000,000 shares of Holicity Class A common stock to the PIPE Investors for $10.00 per share for aggregate gross proceeds of $200 million.

The Private Placement is expected to close immediately prior to the consummation of the Business Combination. In connection with the Closing, all of the issued and outstanding shares of Holicity Class A common stock, including the shares of Holicity Class A common stock issued to the PIPE Investors, will be exchanged, on a one-for-one basis, for shares of New Astra Class A common stock.

Background of the Business Combination

The terms of the Business Combination are the result of negotiations between the representatives of Holicity and Astra. The following is a brief description of the background of these negotiations and the resulting Business Combination.

Holicity is a blank check company incorporated in Delaware on June 2, 2020 and formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. The Business Combination was the result of an extensive search for a potential transaction utilizing the substantial deal sourcing, investing and operating expertise of our management team to identify and combine with one or more businesses with high growth potential.

Prior to the consummation of our Initial Public Offering, neither Holicity, nor anyone on its behalf, engaged in any substantive discussions, directly or indirectly, with any business combination target with respect to an initial business combination with Holicity.

After our Initial Public Offering, our officers and directors commenced an active search for prospective businesses or assets to acquire in our initial business combination. Representatives of Holicity were contacted by, and representatives of Holicity contacted, numerous individuals, financial advisors and other entities who offered to present ideas for business combination opportunities. Our officers and directors and their affiliates also brought to our attention target business candidates.

During this search process, Holicity reviewed numerous business combination opportunities and entered into substantive discussions with four potential target businesses other than Astra. One such target (“Company W”) was in the technology industry, and discussions with Company W progressed to the submission by Holicity of a letter of intent but no significant negotiations. The second target (“Company X”) was in the education and entertainment industry. A third and fourth companies (“Companies Y and Z”) were in the communications industry.

On October 12, 2020, several representatives of PJT Partners LP, a global advisory-based investment bank (“PJT”) spoke with representatives of Holicity to introduce the opportunity for Holicity to consider a transaction with Astra. After the presentation, the parties agreed that they had mutual interest in pursuing a transaction together and that the parties would cooperate in sharing information so that Holicity would be in a position to make a proposal to Astra. Following the delivery by Holicity of a non-disclosure agreement, Astra management gave a video presentation to Holicity management describing Astra’s business, management, launch experience and market opportunity.

On October 14, 2020, Craig McCaw, the chairman of Holicity, met with Chris Kemp, one of the co-founders of Astra and its CEO and they discussed the overall market opportunity and potential joint collaboration.

On October 15, 2020, there was a further update call between PJT and Holicity, in which call PJT expressed that if Holicity was interested in pursuing a transaction, Astra would like a letter of intent by October 19, 2020.

Further conversations between the parties ensued and Holicity management undertook a review of materials available to it regarding Astra, the satellite launch business and recent transactions and valuations in the industry and prepared a non-binding draft letter of intent (“LOI”) that was shared with Astra on October 19, 2020. The parties exchanged several drafts of the LOI over the next two days, during which period Holicity also learned that Astra had received LOIs from four other SPACs at valuations significantly in excess of the valuation implied by Holicity’s offer.

On October 21, 2020, the parties agreed on a final form of LOI and mutual promises of exclusive dealing while the parties explored the potential for a transaction in more detail. On the same day, Holicity engaged Deutsche Bank Securities Inc. (“Deutsche Bank”) to provide financial advice on the potential transaction and the industry generally, assist with Holicity’s preparation of a financial model of Astra’s business (the “financial model”) and help negotiate the transaction. Deutsche Bank was also the lead underwriter for Holicity’s Initial Public Offering.

Immediately prior to signing the letter of intent, which contained exclusivity provisions, Holicity determined not to continue negotiations with Companies W, X, Y or Z, having determined that a business combination with Astra was more favorable for Holicity stockholders, as it was immediately actionable and in an industry in which Holicity was focused, possessed opportunity for growth and provided the best valuation proposition for the Holicity Stockholders and other financial attributes that Holicity intended to target at the time of its Initial Public Offering.

On October 21, 2020, Holicity and Astra entered into the proposed LOI and Holicity reduced its interactions with other business combination targets as required by the exclusivity provisions. At this point, the parties and their respective legal counsel began to draft and prepare the definitive agreements governing the transaction, including a business combination agreement among the parties.

Over the next several weeks, Astra provided Holicity and its representatives with due diligence materials, including financial information for Holicity to use in preparing its financial model. Representatives of Holicity and Astra held numerous telephonic conferences and virtual meetings to discuss commercial, technological, financial and legal elements of Astra’s business and manufacturing process to assist Holicity and its advisors in developing Holicity’s financial model and overall assessment of the company. The parties discussed, among other things, detailed bill of materials cost, launch cost roadmap, unit cost breakdown, customer pipeline, total addressable market, nature of competition, technical issues involved in placing satellites in orbit, operational scalability, potential improvements to rocket performance and expected capital expenditures.

During this time period, Holicity, with the assistance of Deutsche Bank, modeled the Astra business and reviewed several attributes of Astra’s business model in order to generate a view as to the near-term financial performance and growth within the launch services market. In particular, Holicity noted Astra’s unique approach to manufacturing launch vehicles and flexibility in both timing and location for launch services. This and other data points and evaluations of other public and private companies would become the framework for Holicity’s determination that Astra is an exceptional company and investment opportunity for Holicity’s stockholders.

On November 3, 2020, there was a telephonic meeting of the Holicity Board of Directors during which Holicity management briefed Holicity’s Board of Directors on its progress with Astra, and on the following day senior members of Holicity’s management travelled to Alameda, California for a site visit and inspection of Astra’s facilities. Craig McCaw and Chris Kemp had a dinner that evening to discuss the possibility of accelerating Astra’s business plan. As a result, Astra developed a revised business plan that included an acceleration of its rocket development and this plan was ultimately agreed to by the parties even though it involved additional capital expenditures in the near term.

In the days that followed Holicity’s onsite visit of Astra’s facilities, there was continuing contact between the parties and both parties formally agreed on November 9, 2020 to extend the exclusivity period provided by the LOI to December 31, 2020. Holicity continued to work thereafter on a draft investor presentation and conducting due diligence.

During this period, the parties also began to address the short-term financing needs of Astra, especially in light of the accelerated development plan agreed to by the parties. Various proposals were considered and Pendrell provided Astra with a term sheet providing for a $20 million bridge loan facility and a concurrent $30 million equity commitment by various parties, including $5 million from Pendrell.

On December 11, 2020, Astra was notified that it had been selected by the National Aeronautics and Space Administration (“NASA”) Launch Service Program that its proposal for a fixed price launch service contract for the delivery of a 30kg “CubeSat” represented the best value to the United States government in response to a request for proposals published by NASA that included many of Astra’s competitors, including Relativity Space, Interorbital Systems and other industry leaders. Holicity viewed this award (NASA’s Venture Class Launch Services Demonstration 2) as the highest possible validation of Astra’s technology and program.

On December 15, 2020, Astra’s Rocket 3.2 test rocket, launched from Kodiak, Alaska, passed the Karman line, the separation point 100 km or 62 miles up that most consider the barrier between Earth’s atmosphere and space, and then achieved a successful upper stage ignition and shutoff, indicating that the Rocket was capable of delivering a payload into low-earth orbit. This marked a significant milestone for Astra’s rocket program, made even more impressive by the relatively short turnaround since a rocket loss error suffered by Astra in September 2020. This accomplishment made Astra the third privately-funded U.S. company in history to achieve orbital launch capability.

Following these successes and validation of Astra’s technology, the parties recognized that the pre-money valuation of Astra had increased. Following several conversations between Craig McCaw and Chris Kemp, and similar conversations between other senior management of Astra and PJT, the parties agreed that Astra would complete a $25 million preferred equity financing to help accelerate Astra’s business plan.

On December 18, 2020, representatives of Deutsche Bank presented their views on valuation to Randy Russell and representatives of Holicity.

On December 21, 2020, Holicity’s Board of Directors met again and was briefed by Holicity management on these developments and indicated its support for continued negotiations on extension of the LOI.

From December 22, 2020 through December 30, 2020, representatives of Holicity, along with representatives from Deutsche Bank and Bank of America Securities Inc. (“BofA”), held telephonic meetings with Astra’s management, which included Martin Attiq and Kelyn Brannon, to discuss various aspects of Astra’s business.

On December 23, 2020, Holicity management engaged PJT and BofA to advise on a potential business combination with Astra and separately engaged BofA and PJT to assist Holicity in its solicitation of potential PIPE investors.

On December 29, 2020, PJT and BofA held a telephonic meeting with Holicity and Astra management to provide their views on the Private Placement process and timeline. Holicity and Astra also contemplated the size of the Private Placement and decided a $100 million PIPE investment would be consistent with Astra’s business plans.

On December 31, 2020, management of Holicity and Astra formally agreed to extend the exclusivity period provided by the LOI to March 1, 2021. The amendment to the LOI reflected a contemplated pre-money equity valuation of $2.0 billion subject to, among other things, the successful fundraise and closing of a Series C preferred equity financing.

On January 7, 2021, representatives of Winston & Strawn LLP, Hogan Lovells LLP, and Ropes & Gray LLP held a virtual conference call conducting legal due diligence with members of Astra’s management team. Key topics that were discussed included government contracts and regulatory matters, permits, trade and export, material contracts and suppliers, real property, environmental and other standard legal diligence matters.

On January 7, 2021, BofA and PJT began reaching out to a select group of potential investors to gauge interest in the Private Placement.

On or about the week of January 11, 2021, the previously discussed $25 million preferred equity financing was upsized to $30 million due to strong investor demand at a $2.0 billion pre-money valuation, with Pendrell as the lead investor with a $10 million investment. The parties also decided that it would be beneficial to the transaction to bring in certain key third-party investors that did not then own shares in Holicity through a “private investment in public equity” or “PIPE” transaction.

Beginning on January 11, 2021 and over the next fifteen days, Holicity held a number of investor meetings with a select group of potential PIPE investors, which included several existing stockholders of Holicity as well as third party investors. Craig McCaw and Randy Russell represented Holicity; and Chris Kemp, Dr. Adam London and Kelyn Brannon, the newly-appointed Chief Financial Officer, represented Astra. Prior to such meetings, prospective investors were provided access to a digital data room containing materials to be furnished to those investors.

During the week of January 25, 2021, and in parallel with the negotiation and drafting of the business combination agreement, Holicity was successful in obtaining significant indications of interest in the private placement (the “Private Placement”). While the initial size of the Private Placement was contemplated to be $100 million, Holicity received strong interest from its targeted group of potential investors and strong demand stemming from a large anchor investor order. Following the positive response from investors, Holicity and Astra decided to upsize the Private Placement to $200 million.

On January 26, 2021, Steve Ednie, Holicity’s Chief Financial Officer, traveled to Astra’s headquarters in Alameda to meet with Kelyn Brannon and Grant Thornton LLP as part of the audit process.

On January 29, 2021, Holicity’s Board of Directors held a special board meeting via video conference to discuss the business combination, commitments and support from existing and prospective stockholders and the terms of the definitive agreements. Randy Russell briefed Holicity’s Board of Directors on the terms of the Business Combination Agreement and discussed the status of the proposed private placement. Holicity management and the advisory team of Deutsche Bank presented to Holicity’s Board of Directors about why a business combination between Holicity and Astra would present the best possible outcome for Holicity stockholders. Representatives of Deutsche Bank presented on topics such as valuation, peer comparables, execution of other transactions and positioning of the combined entity in the market. Holicity’s Board of Directors listened to the presentation and was provided an opportunity to ask questions of Holicity management and Deutsche Bank.

Following the discussions and a separate discussion amongst Holicity’s independent directors, Holicity’s Board of Directors unanimously voted in favor of proceeding with the business combination with Astra as well as the Private Placement. In approving the transactions, Holicity’s Board of Directors determined that the aggregate fair market value of the proposed Business Combination was at least 80% of the assets held in the trust account.

On January 28, 2021 and January 29, 2021, representatives of Holicity had multiple conversations with representatives of Astra to discuss remaining open issues.

On January 29, 2021, Holicity’s Board of Directors unanimously approved the Business Combination Agreement, the Subscription Agreements and the transactions contemplated in the Business Combination.

On January 30, 2021, Holicity’s management held an update call regarding the audit process with Astra’s CFO, Kelyn Brannon, representatives from Ropes & Gray and representatives from E&Y.

On February 1, 2021, the parties entered into the Business Combination Agreement and Holicity entered into subscription agreements for the Private Placement. On February 2, 2021, Holicity and Astra issued a press release announcing the Business Combination.

Holicity’s Board of Directors’ Reasons for the Approval of the Business Combination

On January 29, 2021, our board of directors unanimously (i) approved the Business Combination Agreement and related transaction agreements and the transactions contemplated thereby, (ii) determined that the Business Combination is in the best interests of Holicity and its stockholders, and (iii) recommended that Holicity’s stockholders approve and adopt the Business Combination. Before reaching its decision, our board of directors reviewed the results of the due diligence conducted by Holicity’s management, and their advisors, which included:

●	review of Astra’s material contracts, intellectual property, financial results and prospects, taxes, legal and regulatory issues, leased properties, environmental challenges, insurance, engineering and technical achievements and challenges, and financial accounting, including both audited and unaudited financial statements and internal controls;

●	meetings and calls with the management team and legal and financial advisors of Astra regarding operations, forecasts and the Business Combination;

●	in-person and virtual tours of Astra’s facilities in Alameda, California;

●	discussions with Astra regarding its addressable market and competitive landscape;

●	discussions with Astra’s customers and potential customers;

●	financial projections prepared by Astra’s management team;

●	review of analyst reports and market trends in the space sector, including satellite production and launch industries, comparable target companies and comparable transactions; and

●	receipt and review of the NASA Venture Class Launch Services (“VCLS”) II’s publicly available full technical evaluation of Astra’s technical capabilities dated December 11, 2020.

As described under “The Background of the Business Combination” above, Holicity’s board of directors, in evaluating the Business Combination, consulted with Holicity’s management and financial and legal advisors. In reaching its unanimous decision to approve the Business Combination Agreement and the transactions contemplated by the Business Combination Agreement, Holicity’s board of directors considered a range of factors, including, but not limited to, the factors discussed below. In light of the complexity of such factors, Holicity’s board of directors, as a whole, did not consider it practicable to, nor did it attempt to, quantify or otherwise assign relative weights to the specific factors it took into account in reaching its decision. Individual members of Holicity’s board of directors may have given different weight to different factors.

The factors considered by the Holicity Board of Directors in approving the business combination and the transactions contemplated thereby include, but are not limited to, the following:

●	High Growth Market Opportunity. A massive disruption of the space industry is underway, with the broader space economy projected to grow from approximately $415 billion in 2018 (according to Space Foundation Space Report) to $1.4 trillion by 2030 (according to Wall Street research). Launch services are a critical enabler of the space economy, as the number of satellites expected to be built and launched is expected to grow by 14 times over the next decade – in part driven by the deployment of mega-constellations in LEO.

●	Key Space Sector Trends as Tailwinds Benefiting Astra. Astra has strong momentum from the rapidly expanding small satellite market, which is seeking low-cost and regular launch access to orbit. Satellite technology has evolved such that today’s satellites are smaller, lighter and more powerful – thus making smaller rockets such as Astra’s vehicle sufficient and effective methods to deploy constellations. Satellite refresh cycles has also accelerated, driving further the need for launch services to replace satellites more frequently. The public-to-private sector shift and rise of the commercial U.S. space sector has led to an exponential growth in the number of ventures operating or planning to operate space assets, which represents more potential customers in need of launch services.

●	Significant Advantages from Mass-Production of Rockets. Astra is bringing economies of scale available in mass manufacturing to the space business. The company has proven its affordable automotive-grade manufacturing processes, using readily available materials, can produce a reliable rocket at scale and at low cost. This innovative approach with a significant focus on automation allowed Astra to become the fastest privately-funded U.S. company in history to demonstrate orbital launch capability on December 15, 2020.

●	Uniquely Positioned Product Offering to Address Customer Needs. Astra has a competitively differentiated market offering for its customers centered around its rapid cadence of launches, bespoke range of orbital destinations, global scale and affordability. Upon ramping up operations, Astra will be able to deliver launches on an almost-daily basis, which is significantly more than any of its peers’ capabilities. By using readily-available materials and affordable manufacturing processes for its rocket, Astra will be able to deliver its customers’ payloads to orbit at a lower cost than other alternatives in the market. Additionally, Astra’s global scale will allow it to deliver payloads with greater flexibility of launch location, as well as greater precision of end destination. This combination of factors make Astra well positioned to cater to the LEO market, especially as mega-constellations continue to deploy in the coming years.

●	Compelling Contracted Revenue and Pipeline. Astra has over $150 million of contracted revenue from top commercial and government customers, and a pipeline of over $1.2 billion active opportunities at various stages of development. The company has experienced increasing momentum from new customer inquiries since its successful launch on December 15, 2020.

●	Strong, Experienced Management Team and Post-Closing Board of Directors. Post business combination, Astra will continue to be led by Mr. Kemp, who previously served as CTO of IT, NASA and founded OpenStack. Dr. London, Astra’s Co-founder and CTO, previously conducted doctoral research under DARPA and NASA funded programs and also performed research culminating in the creation of the world’s smallest liquid-cooled chemical rocket engine. Dr. London will continue to lead the technology strategy and long-term product roadmap for the company. Ms. Kelyn Brannon, a corporate finance veteran with over 30 years of experience at various public and private high growth companies, will lead financing, financial reporting and investor relations functions as CFO. Holicity’s Chairman and Chief Executive Officer, Craig O. McCaw is expected to join New Astra’s Board of Directors upon closing, bringing significant public company operating track record and extensive deal-making and telecommunications experience to the Board.

●	Astra Investor Base. The Holicity Board of Directors believes the composition of Astra’s investor base, with leading financial and strategic investors, demonstrates confidence in the company’s business strategy.

●	Potential Public Investor Enthusiasm for Pure-Play Space Companies. In 2020, there was over $25.6 billion of equity investments in the space sector (according to research from Space Capital). Amidst the burgeoning space economy and the proliferation of commercial space-based businesses, there has traditionally been limited means for public investors to invest in pure-play space companies and partake in the value creation that industry pioneers such as SpaceX have demonstrated is achievable. The Business Combination with Holicity will create the first publicly-traded space launch company on Nasdaq.

●	Attractive Entry Valuation. The combined company will have an anticipated initial pre-transaction enterprise value of $2.1 billion, implying a 3.1x multiple of 2025 projected EBITDA (when New Astra’s operations are expected to achieve scale), and representing a discount to public trading market valuations of satellite operators, launch providers, and aerospace and defense companies which Holicity considers comparable. In addition to the valuations and trading of publicly-traded companies, the Holicity Board of Directors also reviewed and considered recent transactions in the Space sector, as well as valuations of other notable launch companies at similar milestones in the private markets.

●	Becoming the Third Privately-Funded U.S. Company to Ever Achieve Orbital Capability. In December 2020, NASA provided a full technical evaluation of Astra in response to a request for proposals that validated the maturity of Astra’s launch vehicle as a significant strength relative to competitors, while also awarding Astra a $3.9 million small satellite launch contract as part of its VCLS program. Shortly thereafter, Astra began preparations for its planned demonstration launch from Kodiak, Alaska. On December 15, 2020, Astra’s Rocket 3.2 test flight made history by becoming the third privately-funded U.S. company to demonstrate orbital launch capability (earlier than the company had expected), suggesting the potential for near-term commercial success. Astra’s rapid iterative approach has proven that its platform can deliver for paying customers by mid-year 2021.

●	Expansive Future Opportunities. In the future, Astra expects to evolve beyond its current position as a provider of launch missions. By providing spaceport services (as a turnkey solution) and ready-made satellites for certain customers, Astra’s platform offering will allow satellite operators to focus on building innovative payloads rather than integration and testing the wide range of parts required for reliable satellite operation.

●	Business Where Holicity Can Add Value. Holicity’s Chairman and CEO, Mr. McCaw, who is expected to join the board of directors post-Business Combination, has shown repeated foresight in identifying and investing in key trends that have shaped the global telecommunications, media and technology markets. In bringing vision into reality, Mr. McCaw has also consistently built cohesive executive teams and culture-led organizations to execute within competitive markets. He led companies including McCaw Cellular Communications, Nextel Communications and Clearwire that developed innovative and transformational technologies and deployed assets underlying today’s wireless networks and bolstered the explosive growth in mobile services. Mr. McCaw was also an early proponent of global broadband LEO satellite communications systems through his leadership of Teledesic and ICO Global.

●	New Space Age. The Holicity team is keenly aware from firsthand experience that access to space has previously been impaired by launch expense and complexity and has posed a significant challenge to operators. Pendrell’s heritage as a visionary non-geostationary satellite company provides a unique lens to partner with Astra as a new public company.

Our board of directors also identified and considered the following factors and risks weighing negatively against pursuing the Business Combination, although not weighted or in any order of significance:

●	Potential Inability to Complete the Merger. The Holicity Board of Directors considered the possibility that the Business Combination may not be completed and the potential adverse consequences to Holicity if the Business Combination is not completed, in particular the expenditure of time and resources in pursuit of the Business Combination and the loss of the opportunity to participate in the transaction. They considered the uncertainty related to factors outside of the control of the parties to the transaction, including the need for antitrust approval. The Business Combination Agreement also includes an exclusivity provision that prohibits Holicity from soliciting other initial business combination proposals, which restricts Holicity’s ability to consider other potential initial business combinations until the earlier of the termination of the Business Combination Agreement or the consummation of the Business Combination.

●	Potential Redemption of Shares. The Holicity Board of Directors considered the risk that the current public stockholders of Holicity would redeem their public shares for cash in connection with consummation of the Business Combination, thereby reducing the amount of cash available to New Astra following the consummation of the Business Combination and potentially requiring Astra to waive certain conditions under the Business Combination Agreement in order for the Business Combination to be consummated. The Minimum Cash Condition is for the sole benefit of Astra. As of December 31, 2020, the trust account had approximately $300 million in U.S. Treasury Bills.

●	Astra’s Business Risks. The Holicity Board of Directors considered that Holicity stockholders would be subject to the execution risks associated with New Astra if they retained their public shares following the Closing, which were different from the risks related to holding public shares of Holicity prior to the Closing. In this regard, the Holicity Board of Directors considered that there were risks associated with successful implementation of New Astra’s long term business plan and strategy and New Astra realizing the anticipated benefits of the Business Combination on the timeline expected or at all. The Holicity Board of Directors considered that the failure of any of these activities to be completed successfully may decrease the actual benefits of the Business Combination and that Holicity stockholders may not fully realize these benefits to the extent that they expected to retain the public shares following the completion of the Business Combination. For additional description of these risks, please see “Risk Factors.”

●	Post-Business Combination Corporate Governance; Terms of the Stockholders’ Agreement. The Holicity Board of Directors considered the corporate governance provisions of the Business Combination Agreement, the Stockholders’ Agreement, the Registration Rights Agreement and the Proposed Organizational Documents and the effect of those provisions on the governance of the Company following the Closing. In particular, they considered that the Astra Founders will individually control shares representing approximately 75% of New Astra’s voting power upon completion of the Business Combination and. have the right to designate a majority of directors to the board of directors of New Astra for as long as they hold certain amounts of shares of New Astra common stock and will have a right to approve or reject transactions involving New Astra. The Holicity Board of Directors was aware that these rights are not generally available to stockholders of Holicity, including stockholders that may hold a large number of shares, or directors of Holicity. See “BCA Proposal—Related Agreements” for detailed discussions of the terms and conditions of these agreements.

●	No Survival of Remedies for Breach of Representations, Warranties or Covenants of Astra. The Holicity Board of Directors considered that the terms of the Business Combination Agreement provide that Holicity will not have any surviving remedies after the closing of the Business Combination to recover for losses as a result of any inaccuracies or breaches of the Astra representations, warranties or covenants set forth in the Business Combination Agreement.

●	Litigation. The Holicity Board of Directors considered the possibility of litigation challenging the Business Combination or that an adverse judgment granting permanent injunctive relief could enjoin consummation of the Business Combination.

●	Fees and Expenses. The Holicity Board of Directors considered the fees and expenses associated with completing the Business Combination.

●	Diversion of Management. The Holicity Board of Directors considered the potential for diversion of management and employee attention during the period prior to the completion of the Business Combination, and the potential negative effects on New Astra’s business.

The Holicity Board of Directors concluded that these risks could be managed or mitigated by Holicity or were unlikely to have a material impact on the Business Combination, Holicity or New Astra, and that, overall, the potentially negative factors or risks associated with the Business Combination were outweighed by the potential benefits of the Business Combination to Holicity and its stockholders. Our board of directors realized that there can be no assurance about future results, including results considered or expected as disclosed in the foregoing reasons. The foregoing discussion of the material factors considered by our board of directors is not intended to be exhaustive but does set forth the principal factors considered.

Projected Financial Information

Astra provided Holicity with its internally prepared forecasts for each of the years in the five-year period ending December 31, 2025. Astra does not, as a matter of general practice, publicly disclose long-term forecasts or internal projections of their future performance, revenue, financial condition or other results. However, in connection with the proposed Business Combination, management of Astra prepared the financial projections set forth below to present key elements of the forecasts provided to Holicity. The Astra forecasts were prepared solely for internal use and not with a view toward public disclosure, the published guidelines of the SEC regarding projections or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information.

The inclusion of financial projections in this proxy statement/prospectus should not be regarded as an indication that Holicity, our board of directors, or their respective affiliates, advisors or other representatives considered, or now considers, such financial projections necessarily to be predictive of actual future results or to support or fail to support your decision whether to vote for or against the Business Combination. The financial projections are not fact and should not be relied upon as being necessarily indicative of future results, and readers of this proxy statement/prospectus, including investors or holders, are cautioned not to place undue reliance on this information. You are cautioned not to rely on the projections in making a decision regarding the transaction, as the projections may be materially different than actual results. We will not refer back to the financial projections in our future periodic reports filed under the Exchange Act.

The financial projections reflect numerous estimates and assumptions with respect to general business, economic, regulatory, market and financial conditions and other future events, as well as matters specific to Astra’s business, all of which are difficult to predict and many of which are beyond Astra’s and Holicity’s control. The financial projections are forward looking statements that are inherently subject to significant uncertainties and contingencies, many of which are beyond Astra’s control. The various risks and uncertainties include those set forth in the “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Cautionary Note Regarding Forward-Looking Statements” sections of this proxy statement/prospectus, respectively. As a result, there can be no assurance that the projected results will be realized or that actual results will not be significantly higher or lower than projected. Since the financial projections cover multiple years, such information by its nature becomes less reliable with each successive year. These financial projections are subjective in many respects and thus are susceptible to multiple interpretations and periodic revisions based on actual experience and business developments.

Furthermore, the financial projections do not take into account any circumstances or events occurring after the date they were prepared. None of Astra’s independent registered accounting firm, Holicity’s independent registered accounting firm or any other independent accountants, have compiled, examined or performed any procedures with respect to the financial projections included below, nor have they expressed any opinion or any other form of assurance on such information or their achievability, and they assume no responsibility for, and disclaim any association with, the financial projections. Nonetheless, a summary of the financial projections is provided in this proxy statement/prospectus because they were made available to Holicity and our board of directors in connection with their review of the proposed transaction.

EXCEPT TO THE EXTENT REQUIRED BY APPLICABLE FEDERAL SECURITIES LAWS, BY INCLUDING IN THIS PROXY STATEMENT/PROSPECTUS A SUMMARY OF THE FINANCIAL PROJECTIONS FOR ASTRA, HOLICITY UNDERTAKES NO OBLIGATIONS AND EXPRESSLY DISCLAIMS ANY RESPONSIBILITY TO UPDATE OR REVISE, OR PUBLICLY DISCLOSE ANY UPDATE OR REVISION TO, THESE FINANCIAL PROJECTIONS TO REFLECT CIRCUMSTANCES OR EVENTS, INCLUDING UNANTICIPATED EVENTS, THAT MAY HAVE OCCURRED OR THAT MAY OCCUR AFTER THE PREPARATION OF THESE FINANCIAL PROJECTIONS, EVEN IN THE EVENT THAT ANY OR ALL OF THE ASSUMPTIONS UNDERLYING THE FINANCIAL PROJECTIONS ARE SHOWN TO BE IN ERROR OR CHANGE.

The key elements of the projections provided by management of Astra to Holicity, which assume: (i) delivery of first customer payload in mid-year 2021; and (ii) accelerated capital plan to deliver near-daily launch cadence by 2025, are summarized in the table below:

($ in millions)	2021E	2022E	2023E	2024E	2025E
Total Revenue	$4	$67	$256	$780	$1,501
Gross Profit(1)	(6)	14	119	477	1,045
EBITDA(1) (2)	(81)	(130)	(53)	238	694
Capital Expenditures	(96)	(25)	(61)	(60)	(24)

(1)	Before stock-based compensation.

(2)	Earnings Before Interest, Taxes, Depreciation and Amortization.

Projected revenue is based on a variety of operational assumptions, including number of launches, average revenue per launch and ancillary add-on services. The projections assume a mid-year 2021 commencement of commercial operations, with launches ramping to a monthly cadence by 2022. Projected launches are based on ability to scale manufacturing in a severely supply-constrained launch market.

Projected profitability is driven by expected rocket material costs, launch operation costs, labor and other general and administrative expenses. Annual capital expenditure is primarily based on the assumed costs of ongoing facility expansion, factory scale-up, test infrastructure, launch infrastructure and other expenditures.

EBITDA, a non-GAAP measure, is an addition, and not a substitute for or superior to, measures of financial performance prepared in accordance with GAAP and should not be considered as an alternative to net income, operating income or any other performance measures derived in accordance with GAAP or as an alternative to cash flows from operating activities as a measure of liquidity. Not all of the information necessary for a quantitative reconciliation of this non-GAAP financial measure to the most directly comparable GAAP financial measures is available without unreasonable efforts at this time.

In connection with its consideration of the potential business combination, Holicity’s board of directors were provided with the projections set forth above prepared by management of Astra (collectively, the “Projections”).

The Projections are included in this proxy statement/prospectus solely to provide Holicity’s stockholders access to information made available in connection with Holicity’s board of directors’ consideration of the proposed business combination. The Projections should not be viewed as public guidance. Furthermore, the Projections do not take into account any circumstances or events occurring after the date on which the Projections were prepared, which was January 1, 2021.

The Projections were not prepared with a view toward public disclosure or with a view toward complying with the guidelines established by the SEC or the American Institute of Certified Public Accountants with respect to prospective financial information. The Projections have not been audited. Neither the independent registered public accounting firms of Astra nor Holicity or any other independent accountants, have compiled, examined or performed any procedures with respect to the Projections contained herein, nor have they expressed any opinion or any other form of assurance on such information or their achievability, and the independent accounting firms of Astra and Holicity assume no responsibility for, and disclaim any association with, the Projections, as further described in the “Cautionary Note Regarding Forward- Looking Statements” on page 5.

The Projections were prepared in good faith by Astra management based on their reasonable estimates and assumptions with respect to the expected future financial performance of Astra at the time the Projections were prepared and speak only as of that time.

While presented with numerical specificity, the Projections are forward-looking and reflect numerous estimates and assumptions including, but not limited to, future industry performance under various industry scenarios as well as assumptions for competition, general business, economic, market and financial conditions and matters specific to the businesses of Astra, all of which are difficult to predict and many of which are beyond the preparing parties’ control including, among other things, the matters described in the sections entitled “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors.”

The Projections were initially prepared to assist Holicity in its evaluation of Astra and the business combination. Astra has not warranted the accuracy, reliability, appropriateness or completeness of the projections to anyone, including Holicity. Neither Astra’s management nor any of its respective representatives has made or makes any representations to any person regarding the ultimate performance of Astra relative to the Projections. The Projections are not fact. The Projections are not a guarantee of actual future performance. The future financial results of Astra may differ materially from those expressed in the Projections due to factors beyond either of their ability to control or predict.

The Projections are not included in this proxy statement/prospectus in order to induce any Holicity stockholders to vote in favor of any of the proposals at the special meeting.

We encourage you to review the financial statements of Astra included in this proxy statement/ prospectus, as well as the financial information in the sections entitled “Selected Historical Consolidated Financial Information of Astra”, and “Unaudited Pro Forma Combined Financial Information” in this proxy statement/prospectus and to not rely on any single financial measure.

Neither Holicity nor Astra or any of their respective affiliates intends to, and, except to the extent required by applicable law, each of them expressly disclaims any obligation to, update, revise or correct the Projections to reflect circumstances existing or arising after the date such Projections were generated or to reflect the occurrence of future events, even in the event that any or all of the assumptions underlying the Projections are shown to be in error or any of the Projections otherwise would not be realized.

Regulatory Approvals

The Business Combination is subject to the expiration or termination of the waiting period (or any extension thereof) applicable under the HSR Act. Early termination of the waiting period was granted by the Federal Trade Commission and the waiting period ended on ________________.

Satisfaction of 80% Test

After consideration of the factors identified and discussed in the section entitled “The Business Combination Proposal — Holicity’s Board of Directors Reasons for the Approval of the Business Combination,” Holicity’s board of directors concluded that the Business Combination met all of the requirements disclosed in the prospectus for its Initial Public Offering with respect to Holicity’s initial business combination, including that the Business Combination had a fair market value of at least 80% of the balance of the funds in the Trust Account at the time of execution of the Business Combination Agreement.

Interests of Holicity’s Directors and Officers in the Business Combination

In considering the recommendation of our board of directors in favor of approval of the Business Combination Proposal, it should be noted that our directors and officers have interests in the Business Combination that are different from, or in addition to, your interests as a Holicity Stockholder. These interests include, among other things:

●	If we are unable to complete our initial business combination by August 7, 2022, we will: (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but no more than ten business days thereafter, redeem the public shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account (less taxes payable and up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding public shares, which redemption will completely extinguish public stockholders’ rights as stockholders (including the right to receive further liquidating distributions, if any), and (iii) as promptly as reasonably possible following such redemption, subject to the approval of our remaining stockholders and our board of directors, liquidate and dissolve, subject in each case to our obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law.

●	There will be no liquidating distributions from the Trust Account with respect to the Founder Shares if we fail to complete a business combination within the required period. Our initial stockholders purchased the Founder Shares prior to our Initial Public Offering for an aggregate purchase price of $25,000. Upon the Closing, such Founder Shares will convert into 7,500,000 shares of New Astra Class A common stock.

●	Simultaneously with the closing of its Initial Public Offering, Holicity consummated the sale of 5,333,333 private placement warrants at a price of $1.50 per warrant in a private placement to our Sponsor. The warrants are each exercisable commencing the later of 30 days following the Closing of the Business Combination and 12 months from the closing of our Initial Public Offering, which occurred on August 7, 2020, for one share of Class A common stock at $11.50 per share. If we do not consummate a business combination transaction by August 7, 2022, then the proceeds from the sale of the private placement warrants will be part of the liquidating distribution to the public stockholders and the warrants held by our Sponsor will be worthless. The warrants held by our Sponsor had an aggregate market value of approximately $[●] million based upon the closing price of $[●] per warrant on Nasdaq on [●], 2021.

●	Our Sponsor, officers and directors will lose their entire investment in us if we do not complete a business combination by August 7, 2022. Certain of them may continue to serve as officers and/or directors of New Astra after the Closing. As such, in the future they may receive any cash fees, stock options or stock awards that the New Astra board of directors determines to pay to its directors and/or officers.

●	Our Initial Stockholders have agreed to waive their rights to liquidating distributions from the Trust Account with respect to their Founder Shares if Holicity fails to complete a business combination by August 7, 2022.

●	In order to protect the amounts held in the Trust Account, the Sponsor has agreed that it will be liable to us if and to the extent any claims by a vendor for services rendered or products sold to us, or a prospective target business with which we have entered into a transaction agreement, reduce the amount of funds in the Trust Account. This liability will not apply with respect to any claims by a third party who executed a waiver of any right, title, interest or claim of any kind in or to any monies held in the Trust Account or to any claims under our indemnity of the underwriters of the offering against certain liabilities, including liabilities under the Securities Act.

●	Following the Closing, our Sponsor would be entitled to the repayment of any working capital loan and advances that have been made to Holicity and remain outstanding. As of the date of this proxy statement/prospectus, our Sponsor has not made any advances to us for working capital expenses. If we do not complete an initial business combination within the required period, we may use a portion of our working capital held outside the Trust Account to repay the working capital loans, but no proceeds held in the Trust Account would be used to repay the working capital loans.

●	Following the consummation of the Business Combination, we will continue to indemnify our existing directors and officers and will maintain a directors’ and officers’ liability insurance policy.

●	Upon the Closing, subject to the terms and conditions of the Business Combination Agreement, our Sponsor, our officers and directors and their respective affiliates may be entitled to reimbursement for any reasonable out-of-pocket expenses related to identifying, investigating and consummating an initial business combination, and repayment of any other loans, if any, and on such terms as to be determined by Holicity from time to time, made by our Sponsor or certain of our officers and directors to finance transaction costs in connection with an intended initial business combination.

Sources and Uses of Funds for the Business Combination

The following table summarizes the sources and uses for funding the transactions contemplated by the Business Combination Agreement. Where actual amounts are not known or knowable, the figures below represent Astra’s good faith estimate of such amounts assuming a Closing as of January 31, 2021.

(in millions)	Assuming No Redemption	Assuming Maximum Redemption
Sources
Proceeds from Trust Account	$300	$50
Private Placement	$200	$200
Seller’s Equity	$2,030	$2,030
Holicity’s Founder Shares	$75	$75
Total Sources	$2,605	$2,355
Uses
Sellers’ Equity	$2,030	$2,030
Cash to Astra’s Balance Sheet	$459	$209
Holicity’s Founder Shares	$75	$75
Fees and Expenses	$41	$41
Total Uses	$2,605	$2,355

Directors and Executive Officers of New Astra After the Business Combination

Subject to the occurrence of the Closing and any limitation with respect to any specific individual imposed under applicable laws and the listing requirements of Nasdaq (whichever is applicable and, for the avoidance of doubt, after giving effect to any exemptions available to a controlled company), effective as of the Closing, Holicity will take all actions necessary or appropriate (including securing resignations or removals and making such appointments as are necessary) to cause the New Astra Board to consist of the persons designated by Astra in writing prior to Closing (including the person contemplated to be on the New Astra Board pursuant to the Director Nomination Agreement). On the Closing Date, Holicity shall enter into customary indemnification agreements reasonably satisfactory to Astra with the individuals to be elected as members of the New Astra Board, which indemnification agreements shall continue to be effective immediately following the Closing.

Except as otherwise directed in writing by Astra, and conditioned upon the occurrence of the Closing, Holicity will take all actions necessary or appropriate (including securing resignations or removals and making such appointments as are necessary) to cause the persons constituting the officers of Astra prior to the Effective Time of the Business Combination to be the officers of New Astra (and holding the same titles as held at Astra) until the earlier of their resignation or removal or until their respective successors are duly appointed.

Astra will take all necessary action prior to the Effective Time of the Business Combination such that (a) each director of Astra in office immediately prior to the Effective Time of the Business Combination shall cease to be a director immediately following the Effective Time of the Business Combination (including by causing each such director to tender an irrevocable resignation as a director, effective as of the Effective Time of the Business Combination) and (b) certain directors or executive officers of Astra, determined by Astra and communicated to Holicity in writing prior to the Closing Date, shall be appointed to the Board of Directors of the Surviving Company, effective as of immediately following the Effective Time of the Business Combination, and, as of such time, shall be the only the directors of Surviving Company (including by causing the Astra Board to adopt resolutions prior to the Effective Time of the Business Combination that expand or decrease the size of the Astra Board, as necessary, and appoint such persons to the vacancies resulting from the incumbent directors’ respective resignations or, if applicable, the newly created directorships upon any expansion of the size of the Astra Board). Each person appointed as a director of the Surviving Company pursuant to the preceding sentence shall remain in office as a director of the Surviving Company until his or her successor is elected and qualified or until his or her earlier resignation or removal.

Except as otherwise directed in writing by Astra, the persons constituting the officers of Astra prior to the Effective Time of the Business Combination will continue to be the officers of the Surviving Company (and will hold the same titles as held at Astra) until the earlier of their resignation or removal or until their respective successors are duly appointed.

Stock Exchange Listing

Holicity’s units, Class A common stock and public warrants are publicly traded on Nasdaq under the symbols “HOLUU”, “HOL” and “HOLUW”, respectively. Holicity intends to apply to list the New Astra Class A common stock and public warrants on Nasdaq under the symbols “ASTR” and “ASTR WS”, respectively, upon the Closing of the Business Combination. New Astra will not have units traded following the Closing of the Business Combination.

Accounting Treatment

The Business Combination will be accounted for as a reverse recapitalization in accordance with GAAP. Under this method of accounting, Holicity will be treated as the “acquired” company for accounting purposes and the business combination will be treated as the equivalent of Astra issuing stock for the net assets of Holicity, accompanied by a recapitalization. The net assets of Holicity will be stated at historical cost, with no goodwill or other intangible assets recorded.

Astra has been determined to be the accounting acquirer based on evaluation of the following facts and circumstances:

●	Astra’s existing stockholders will have the greatest voting interest in the combined entity under the no and maximum redemption scenarios with over 95% of the voting interest in each scenario;

●	The largest individual minority stockholder of the combined entity is an existing stockholder of Astra;

●	[Astra’s directors will represent the majority of the new board of directors of New Astra]; and

●	Astra’s senior management will be the senior management of New Astra.

The preponderance of evidence as described above is indicative that Astra is the accounting acquirer in the Business Combination.

Vote Required for Approval

This Business Combination Proposal (and consequently, the Business Combination Agreement and the transactions contemplated thereby, including the Business Combination) will be approved and adopted only with the affirmative vote of a majority of the votes cast by Holicity Stockholders present in person (which would include presence at the virtual Special Meeting) or represented by proxy at the Special Meeting and entitled to vote thereon. Abstentions and broker non-votes have no effect on the outcome of the proposal.

The Business Combination is conditioned upon the approval of the Business Combination Proposal, subject to the terms of the Business Combination Agreement. If the Business Combination Proposal is not approved, the other proposals (except the Adjournment Proposal, as described below) will not be presented to the stockholders for a vote.

Holicity’s Sponsor and the transferees of Founder Shares, along with Holicity’s directors and officers have agreed to vote the Founder Shares and any public shares owned by them in favor of the Business Combination Proposal. See “Other Agreements — Holicity Letter Agreement” and “Other Agreements — Sponsor Agreement” for more information.

Recommendation of Holicity Board

THE HOLICITY BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE HOLICITY STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE BUSINESS COMBINATION PROPOSAL.

The existence of financial and personal interests of Holicity’s directors may result in a conflict of interest on the part of one or more of the directors between what they may believe is in the best interests of Holicity and its stockholders and what they may believe is best for himself or themselves in determining to recommend that stockholders vote for the proposals. See the section entitled “— Interests of Holicity’s Directors and Officers in the Business Combination” for a further discussion.

THE BUSINESS COMBINATION AGREEMENT

The following describes certain aspects of the Business Combination, including the material provisions of the Business Combination Agreement. The following description of the Business Combination Agreement is subject to, and qualified in its entirety by reference to, the Business Combination Agreement, which is attached to this proxy statement/prospectus as Annex A and is incorporated by reference into this proxy statement /prospectus. We urge you to read the Business Combination Agreement carefully and in its entirety, as it is the legal document governing the Business Combination.

Explanatory Note Regarding the Business Combination Agreement

The Business Combination Agreement and this summary are included to provide you with information regarding the terms of the Business Combination Agreement. The Business Combination Agreement contains representations and warranties by Holicity and Astra. The representations and warranties made in the Business Combination Agreement by Holicity and Astra were qualified and subject to important limitations agreed to by Holicity and Astra in connection with negotiating the terms of the Business Combination Agreement. In particular, in your review of the representations and warranties contained in the Business Combination Agreement and described in this summary, it is important to bear in mind that the representations and warranties were negotiated with the principal purpose of establishing circumstances in which a party to the Business Combination Agreement may have the right not to consummate the Business Combination if the representations and warranties of the other party were to be untrue due to a change in circumstance or otherwise, and allocating risk between the parties to the Business Combination Agreement, rather than establishing or attempting to set forth matters as facts. The representations and warranties also may be subject to a contractual standard of materiality different from that generally applicable to stockholders and reports and documents filed with the SEC. Moreover, some of the representations and warranties were qualified by the matters contained in the confidential disclosure schedules that Holicity and Astra each delivered in connection with the Business Combination Agreement and certain documents filed with the SEC. Finally, information concerning the subject matter of the representations and warranties, which do not purport to be accurate as of the date of this proxy statement/prospectus, may have changed since the date of the Business Combination Agreement.

For the foregoing reasons, the representations and warranties or any descriptions of those provisions should not be read alone or relied upon as presenting the actual state of facts or condition of Holicity or Astra, or any of their respective subsidiaries or affiliates. Instead, such provisions or descriptions should be read only in conjunction with the other information provided elsewhere in this document or incorporated by reference into this proxy statement/prospectus. Please see the section entitled “Where You Can Find More Information” beginning on page 202. Holicity will provide additional disclosures in its public reports to the extent it is aware of the existence of any material facts that are required to be disclosed under federal securities laws and that might otherwise contradict the terms and information contained in the Business Combination Agreement and will update such disclosure as required by federal securities laws.

Closing and Effective Time of the Merger

Unless Holicity and Astra otherwise mutually agree in writing, the Closing will take place on the date which is three business days after the date on which all of the Closing conditions set forth in Article IX of the Business Combination Agreement have been satisfied or waived (other than those conditions that by their terms are to be satisfied at the Closing of the Business Combination) (such date, the “Closing Date”). See “The Business Combination Agreement — Conditions to Closing” beginning on page 99 for a more complete description of the conditions that must be satisfied prior to Closing.

On the Closing date, Holicity and Astra will effect the Business Combination by filing a certificate of merger with the Secretary of State of the State of Delaware, and the Business Combination will become effective at the time the certificate of merger has been duly filed or at such later time as may be agreed by Holicity and Astra in writing and specified in the certificate of merger. The time at which the Business Combination becomes effective is sometimes referred to in this proxy statement/prospectus as the “Effective Time”.

As of the date of this proxy statement/prospectus, the parties expect that the Business Combination will be effective during the second quarter of 2021. However, there can be no assurance as to when or if the Business Combination will occur.

If the Business Combination is not completed by August 31, 2021 (the “Termination Date”), the Business Combination Agreement may be terminated by either Holicity or Astra. However, a party may not terminate the Business Combination Agreement pursuant to the provision described in this paragraph if the failure of the Closing to occur by the Termination Date is due primarily to the failure of the party seeking to terminate the Business Combination Agreement to fulfil any obligations of such party set forth in the Business Combination Agreement. See “The Business Combination Agreement — Termination” beginning on page 101 for a more complete description of the termination provisions set forth in the Business Combination Agreement.

Treatment of Company Options, Warrants and Restricted Shares

At the Effective Time, each Astra option that is outstanding and unexercised, whether or not then vested or exercisable, will be assumed by New Astra and will be converted into an option to acquire shares of Class A common stock of New Astra with the same terms and conditions as applied to the Astra option immediately prior to the Effective Time; provided that the number of shares underlying such New Astra option will be determined by multiplying the number of shares of Astra common stock subject to such option immediately prior to the Effective Time, by the Exchange Ratio, which product shall be rounded down to the nearest whole number of shares, and the per share exercise price of such New Astra option will be determined by dividing the per share exercise price immediately prior to the Effective Time by the Exchange Ratio, which quotient shall be rounded down to the nearest whole cent.

At the Effective Time, each Astra warrant that is issued and outstanding immediately prior to the Effective Time and not terminated pursuant to its terms will be converted into a New Astra warrant with the same terms and conditions as applied to the Astra warrant immediately prior to the Effective Time; provided that the number of shares underlying such New Astra warrant will be determined by multiplying the number of shares of Astra common stock subject to such warrant immediately prior to the Effective Time, by the Exchange Ratio, which product shall be rounded down to the nearest whole number of shares, and the per share exercise price of such New Astra warrant will be determined by dividing the per share exercise price immediately prior to the Effective Time by the Exchange Ratio, which quotient shall be rounded down to the nearest whole cent.

At the Effective Time, each Astra restricted share will become immediately vested and the holder will be entitled to receive the applicable per share merger consideration, less applicable tax withholding, if any.

Covenants and Agreements

Conduct of Astra Businesses Prior to the Completion of the Merger

Astra has agreed that, prior to the Effective Time, it will use commercially reasonable efforts to conduct and operate its business in the ordinary course, and to preserve intact its current business organization and ongoing businesses and maintain the existing relations and goodwill with its customers, suppliers, joint venture partners, distributors and creditors, and to maintain all of its insurance policies.

In addition to the general covenants above, Astra has agreed that prior to the Effective Time, subject to specified exceptions, it will not without the written consent of Holicity (which may not be unreasonably withheld, conditioned or delayed):

●	change or amend its certificate of incorporation or bylaws;

●	make, declare or pay any dividend or distribution (whether in cash, stock or property) to its stockholders in their capacities as stockholders, (ii) issue, sell or pledge or authorize the issuance, sale or pledge of additional equity interests of Astra or any subsidiary of Astra or any other securities in respect of, in lieu of, or in substitution for equity interests of Astra or any subsidiary of Astra outstanding on the date of the Business Combination Agreement or effect any recapitalization, reclassification, split or other change in its capitalization (for the avoidance of doubt, the foregoing will not limit or restrict Astra’s right to issue shares of Astra common stock in connection with the exercise or vesting of any award under Astra’s stock plan or conversion of any Astra preferred stock), including, for the avoidance of doubt, any grant of any incentive equity interests to either Kemp or London without the prior written consent of Holicity, which consent may be withheld in its sole discretion, or any grant of any other incentive equity interests to any other person or entity without the prior written consent of Holicity, which consent shall not be unreasonably withheld, or (iii) except pursuant to Astra’s stock plan and the exercise of rights of first refusal under its certificate of incorporation, repurchase, redeem or otherwise acquire, or offer to repurchase, redeem or otherwise acquire, any shares of its capital stock or other equity interests;

●	enter into, or amend or modify any material term of (in a manner adverse to Astra), terminate (excluding any expiration in accordance with its terms), or waive or release any material rights, claims or benefits under, any material contract, any real estate lease document related to the leased real property or any collective bargaining or similar agreement (including agreements with works councils and trade unions and side letters) to which Astra is a party or by which it is bound, other than entry into, amendments of, modifications of, terminations of, or waivers or releases under, such agreements in the ordinary course of business;

●	sell, transfer, license, sublicense, covenant not to assert, lease, pledge or otherwise encumber or subject to any lien, abandon, cancel, let lapse or convey or dispose of any of its assets, properties or business (including material owned intellectual property), except for (i) dispositions of obsolete or worthless assets, (ii) sales of tangible inventory in the ordinary course of business and (iii) sales, abandonment, lapses of tangible assets or tangible items or tangible materials in an amount not in excess of an aggregate specified amount, other than as permitted by the Business Combination Agreement and encumbrances on property and assets in the ordinary course of business and that would not, individually or in the aggregate, reasonably be expected to have a material adverse effect;

●	except as agreed to between the parties or otherwise required pursuant to Astra’s benefit plans, policies or contracts, or applicable law, benefit plans in effect on the date of the Business Combination Agreement, applicable law, or policies or contracts of Astra in effect on the date of the Business Combination Agreement, (i) (x) grant any increase in compensation, benefits or severance to either Astra Founder, or (y) grant any material increase in compensation, benefits or severance to any other employee, director or service provider of Astra other than any such individual with an annual base salary of less than an aggregate specified amount, (ii) except to the extent otherwise permitted under the Business Combination Agreement, adopt, enter into or materially amend any benefit plan, or any collective bargaining or similar agreement (including agreements with works councils and trade unions and side letters) to which Astra is a party or by which it is bound, (iii) grant or provide any severance, termination payments, bonus, change of control, retention, or benefits to any employee of Astra, except in connection with the promotion or hiring (to the extent permitted by clause (iv)) or separation of any employee in the ordinary course of business or the firing of any employee, (iv) hire any employee of Astra or any other individual who is providing or will provide services to Astra other than any employee with an annual base salary of less than an aggregate specified amount or to replace terminated employees in the ordinary course of business, (v) adopt, enter into or materially amend contracts with any consultants or independent contractors that involve consideration of more than an aggregate specified amount or (vi) take any action to accelerate the vesting, payment or funding of any cash compensation, payment or benefit;

●	(i) fail to maintain its existence or acquire by merger or consolidation with, or merge or consolidate with, or purchase a material portion of the assets or equity of, any corporation, partnership, limited liability company, association, joint venture or other business organization or division thereof; or (ii) adopt or enter into a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization (other than the transactions contemplated by the Business Combination Agreement);

●	make any capital expenditures (or commitment to make any capital expenditures) that in the aggregate exceed a specified amount, other than any capital expenditure (or series of related capital expenditures) consistent in all material respects with Astra’s annual capital expenditure budget for periods following the date of the Business Combination Agreement, made available to Holicity or any capitalized contract costs associated with new or existing customers;

●	make any loans, advances or capital contributions to, or investments in, any other person or entity (including to any of its officers, directors, agents or consultants), make any material change in its existing borrowing or lending arrangements for or on behalf of such persons or entities, or enter into any “keep well” or similar agreement to maintain the financial condition of any other person or entity, except advances to directors, employees or officers in the ordinary course of business or as required under any provisions of its certificate of incorporation, its bylaws or any indemnification agreement to which it is a party, in each case as in effect as of the date of the Business Combination Agreement;

●	make, revoke or change any material tax election, adopt or change any material tax accounting method or period, file any amendment to a material tax return, enter into any agreement with a governmental authority with respect to a material amount of taxes, settle or compromise any examination, audit or other action with a governmental authority of or relating to any material taxes or settle or compromise any claim or assessment by a governmental authority in respect of material taxes, consent to any extension or waiver of the statutory period of limitations applicable to any claim or assessment in respect of taxes (excluding extensions in connection with filing tax returns), or enter into any tax sharing or similar agreement (excluding any commercial contract not primarily related to taxes);

●	take any action, or knowingly fail to take any action, which action or failure to act would reasonably be expected to prevent or impede the transactions contemplated by the Business Combination Agreement from qualifying for the intended tax treatment;

●	acquire any fee interest in real property;

●	enter into, renew or amend in any material respect any Astra affiliate agreement;

●	waive, release, compromise, settle or satisfy any pending or threatened material claim (including any pending or threatened action) or compromise or settle any liability, other than in the ordinary course of business or that otherwise do not exceed an aggregate specified amount;

●	incur, create, assume, refinance, guarantee or otherwise become liable for (whether directly, contingently or otherwise) any indebtedness in excess of an aggregate specified amount, other than in connection with borrowings, extensions of credit and other financial accommodations under Astra’s existing credit facilities, notes and other existing indebtedness and, in each case, any refinancings thereof subject to certain limitations;

●	enter into any material new line of business outside of the business currently conducted by Astra as of the date of the Business Combination Agreement;

●	make any material change in financial accounting methods, principles or practices, except insofar as may have been required by a change in GAAP (including pursuant to standards, guidelines and interpretations of the Financial Accounting Standards Board or any similar organization) or applicable Law;

●	voluntarily fail to maintain, cancel or materially change coverage under any insurance policy in form and amount equivalent in all material respects to the insurance coverage currently maintained with respect to Astra and its assets and properties;

●	incur any liability pursuant to, arising out of or otherwise in connection with the CARES Act or any other government-sponsored relief program relating to COVID-19;

●	disclose any source code for any material owned software or any other material trade secrets to any person or entity (other than pursuant to a written agreement sufficient to protect the confidentiality thereof); or

●	enter into any agreement to do any action prohibited under the foregoing.

Conduct of Holicity Prior to the Completion of the Merger

Holicity has agreed to a more limited set of restrictions on its business prior to the Effective Time. Specifically, Holicity has agreed that prior to the Effective Time, except as expressly contemplated by the Business Combination Agreement, it will not, without the written consent of Astra (which may not be unreasonably withheld, conditioned or delayed):

●	change, modify or amend the trust agreement, the Holicity organizational documents or the organizational documents of Merger Sub;

●	make, declare, set aside or pay any dividends on, or make any other distribution (whether in cash, stock or property) in respect of any of its outstanding capital stock or other equity interests; (ii) split, combine, reclassify or otherwise change any of its capital stock or other equity interests; or (iii) other than the redemption of any shares of Holicity Class A common stock as otherwise required by Holicity’s organizational documents in order to consummate the transactions contemplated by the Business Combination Agreement, repurchase, redeem or otherwise acquire, or offer to repurchase, redeem or otherwise acquire, any capital stock of, or other equity interests in, Holicity;

●	make, revoke or change any material tax election, adopt or change any material tax accounting method or period, file any amendment to a material tax return, enter into any agreement with a governmental authority with respect to a material amount of taxes, settle or compromise any examination, audit or other action with a governmental authority of or relating to any material taxes or settle or compromise any claim or assessment by a governmental authority in respect of material taxes, consent to any extension or waiver of the statutory period of limitations applicable to any claim or assessment in respect of taxes (excluding extensions in connection with filing tax returns), or enter into any tax sharing or similar agreement (excluding any commercial contract not primarily related to taxes);

●	take any action, or knowingly fail to take any action, which action or failure to act could reasonably be expected to prevent or impede the transactions contemplated by the Business Combination Agreement from qualifying for the intended tax treatment;

●	enter into, renew or amend in any material respect, any Holicity affiliate agreement (or any contract, that if existing on the date of the Business Combination Agreement, would have constituted a Holicity affiliate agreement);

●	enter into, or amend or modify any material term of (in a manner adverse to Holicity or any of its subsidiaries (including Astra)), terminate (excluding any expiration in accordance with its terms), or waive or release any material rights, claims or benefits under, any contract to which Holicity or any of its subsidiaries is a party or by which any of their assets is bound (or any contract, that if existing on the date of the Business Combination Agreement, would have constituted such a contract) or any collective bargaining or similar agreement (including agreements with works councils and trade unions and side letters) to which Holicity or its subsidiaries is a party or by which it is bound;

●	waive, release, compromise, settle or satisfy any pending or threatened claim (including any pending or threatened action) or compromise or settle any liability;

●	incur, create, assume, refinance, guarantee or otherwise become liable for (whether directly, contingently or otherwise) any indebtedness;

●	other than pursuant to the Subscription Agreements, offer, issue, deliver, grant or sell, or authorize or propose to offer, issue, deliver, grant or sell, any capital stock of, or other equity interests in, Holicity or any securities convertible into, or any rights, warrants or options to acquire, any such capital stock or equity interests, other than in connection with the exercise of any Holicity warrants outstanding on the date of the Business Combination Agreement, (ii) other than pursuant to the Sponsor Agreement, amend, modify or waive any of the terms or rights set forth in any warrant agreement with respect to Holicity warrants, including amendment, modification or reduction of the warrant price set forth therein, (iii) enter into any new subscription agreements or other agreements that contemplate equity financing, or (iv) consummate the equity financing for gross proceeds in excess of an aggregate specified amount (including the Subscription Agreements existing as of the date of the Business Combination Agreement) or on terms materially different than those contained in such Subscription Agreements;

●	except as contemplated by the Incentive Plan, (i) adopt or amend any Holicity benefit plan, or enter into any employment contract, independent contractor agreement or collective bargaining agreement or (ii) hire any employee or any other individual who is providing or will provide services to Holicity or its subsidiaries;

●	fail to maintain its existence or acquire by merger or consolidation with, or merge or consolidate with, or purchase a material portion of the assets or equity of, any corporation, partnership (limited or general), limited liability company, association, joint venture or other business organization or division thereof; or (ii) adopt or enter into a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization (other than the transactions contemplated by the Business Combination Agreement);

●	make any capital expenditures;

●	make any loans, advances or capital contributions to, or investments in, any other person or entity, make any change in its existing borrowing or lending arrangements for or on behalf of such persons or entities, or enter into any “keep well” or similar agreement to maintain the financial condition of any other person or entity;

●	enter into any new line of business outside of the business currently conducted by Holicity as of the date of the Business Combination Agreement;

●	make any change in its financial accounting methods, principles or practices, except insofar as may have been required by a change in GAAP (including pursuant to standards, guidelines and interpretations of the Financial Accounting Standards Board or any similar organization) or applicable law;

●	voluntarily fail to maintain, cancel or materially change coverage under any insurance policy in form and amount equivalent in all material respects to the insurance coverage currently maintained with respect to Holicity and its subsidiaries and their assets and properties; or

●	enter into any agreement to do any action prohibited under the foregoing.

HSR Act and Regulatory Approvals

Astra and Holicity have agreed to comply promptly but in no event later than ten business days after the date of the Business Combination Agreement with the notification and reporting requirements of the HSR Act. Astra and Holicity have agreed to furnish to each other as promptly as reasonably practicable all information required for any application or other filing to be made by the other pursuant to any applicable law relating to antitrust.

Astra and Holicity agreed to cooperate in good faith with the regulatory consent authority and exercise their respective reasonable best efforts to undertake promptly any and all action required to complete the transactions contemplated by the Business Combination Agreement as soon as practicable and any and all action necessary or advisable to avoid, prevent, eliminate or remove any impediment under antitrust law or the actual or threatened commencement of any proceeding in any forum by or on behalf of any regulatory consent authority or the issuance of any governmental order that would delay, enjoin, prevent, restrain or otherwise prohibit the consummation of the Business Combination. Without limiting the generality of the foregoing, each of Astra and Holicity shall, and shall cause its respective subsidiaries to, (i) propose, negotiate, commit to and effect, by consent decree, hold separate orders or otherwise, the sale, divesture, disposition, or license of any investments, assets, properties, products, rights, services or businesses of such party or any interest therein, and (ii) otherwise take or commit to take any actions that would limit such party’s freedom of action with respect to, or its or their ability to retain any assets, properties, products, rights, services or businesses of such party, or any interest or interests therein; provided that any such action is conditioned upon the consummation of the Business Combination Agreement.

Astra and Holicity have agreed to promptly notify the other of any substantive communication with, and furnish to the other copies of any notices or written communications received by, them or any of their respective affiliates and any third party or governmental authority with respect to the transactions contemplated by the Business Combination Agreement, and Astra and Holicity have agreed to permit counsel to the other an opportunity to review in advance, and Astra and Holicity (respectively) have agreed to consider in good faith the views of such counsel in connection with, any proposed communications by Astra and Holicity (respectively) and/or its affiliates to any governmental authority concerning the transactions contemplated by the Business Combination Agreement; provided, that neither party shall extend any waiting period or comparable period under the HSR Act or enter into any agreement with any governmental authority without the written consent of the other. Astra and Holicity have agreed to provide the other and their respective counsel the opportunity, on reasonable advance notice, to participate in any substantive meetings or discussions, either in person or by telephone, between Astra and Holicity (respectively) and/or any of its affiliates, agents or advisors, on the one hand, and any governmental authority, on the other hand, concerning or in connection with the transactions contemplated by the Business Combination Agreement.

Astra and Holicity has agreed to (i) substantially comply with any information or document requests from the Antitrust Division and FTC and (ii) request early termination of any waiting period under the HSR Act.

Notwithstanding the above covenant or any other provision of the Business Combination Agreement, nothing in the Business Combination Agreement shall require or obligate Astra’s affiliates and investors, Holicity’s affiliates and investors (including the Sponsor) their respective affiliates and any investment funds or investment vehicles affiliated with, or managed or advised by Holicity’s affiliates and investors, including the Sponsor, or any portfolio company (as such term is commonly understood in the private equity industry) or investment of Holicity’s affiliates and investors including, the Sponsor, or of any such investment fund or investment vehicle to take any action in connection with obtaining termination or expiration of the waiting period under the HSR Act and consents or approvals pursuant to any other applicable antitrust laws or avoiding, preventing, eliminating or removing any impediment under antitrust law with respect to the Business Combination, including selling, divesting, or otherwise disposing of, licensing, holding separate, or taking or committing to take any action that limits in any respect such person’s or entity’s freedom of action with respect to, or its ability to retain, any business, products, rights, services, licenses, assets or properties of such person or entity or any of such entity’s subsidiaries or affiliates, or any interest therein.

Each of Astra and Holicity have agreed to request early termination of any waiting period under the HSR Act and exercise its reasonable best efforts to (i) obtain termination or expiration of the waiting period under the HSR Act and consents or approvals pursuant to any other applicable laws relating to antitrust, (ii) prevent the entry in any action brought by the Antitrust Division or FTC or any other person or entity of any governmental order which would prohibit, make unlawful or delay the consummation of the transactions contemplated by the Business Combination Agreement, and (iii) if any such governmental order is issued in any such action, cause such governmental order to be lifted.

Holicity, on the one hand, and Astra, on the other hand, have each agreed to pay 50% of all filing fees payable to the Antitrust Division and FTC in connection with the transactions contemplated by the Business Combination Agreement.

Each of Astra and Holicity have agreed that it will not, and shall cause its subsidiaries not to, acquire or agree to acquire, by merging with or into or consolidating with, or by purchasing a portion of the assets of or equity in, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof, or otherwise acquire or agree to acquire any assets, or take any other action, if the entering into of a definitive agreement relating to, or the consummation of such acquisition, merger or consolidation, or the taking of any other action, would reasonably be expected to (i) impose any delay in the obtaining of, or increase the risk of not obtaining, any authorizations, consents, orders or declarations of the Antitrust Division or FTC or the expiration or termination of any applicable waiting period; (ii) increase the risk of any governmental authority entering an order prohibiting the consummation of the transaction contemplated by the Business Combination Agreement; (iii) increase the risk of not being able to remove any such order on appeal or otherwise; or (iv) delay or prevent the consummation of the transactions contemplated by the Business Combination Agreement.

Notwithstanding anything in the Business Combination Agreement to the contrary, the restrictions and obligations described in the above paragraph shall not apply to or be binding upon Holicity’s affiliates, the Sponsor, their respective affiliates or any investment funds or investment vehicles affiliated with, or managed or advised by, Holicity’s affiliates, the Sponsor or any portfolio company (as such term is commonly understood in the private equity industry) or investment of Holicity’s affiliates, the Sponsor or any such investment fund or investment vehicle.

Proxy Solicitation

Astra and Holicity have agreed to use reasonable best efforts to, as promptly as practicable, (i) establish the record date for, duly call, give notice of, convene and hold the Holicity Special Meeting in accordance with the DGCL, (ii) cause this proxy statement/prospectus to be disseminated to Holicity’s stockholders and (iii) solicit proxies from the holders of shares of Holicity Class A common stock to vote in favor of each of the proposals contained in this proxy statement/prospectus. Holicity has agreed, through the Holicity Board, to recommend to its stockholders that they approve the proposals contained in this proxy statement/prospectus (the “Holicity Board Recommendation”) and shall include the Holicity Board Recommendation in this proxy statement/prospectus, subject to the obligations described in this paragraph. The Holicity Board shall not (and no committee or subgroup thereof shall) change, withdraw, withhold, qualify or modify, or publicly propose to change, withdraw, withhold, qualify or modify, the Holicity Board Recommendation, provided that, in the event that the Holicity Board determines a material adverse effect has occurred with respect to the Astra, the Holicity Board may make a withdrawal of such recommendation or an amendment, qualification or modification of such recommendation to the extent required. Notwithstanding the foregoing, if on a date for which the Holicity Special Meeting is scheduled, Holicity has not received proxies representing a sufficient number of shares of Holicity Shares to obtain the stockholder approvals of the proposals contained in this proxy statement/prospectus, whether or not a quorum is present, Holicity shall have the right to make one or more successive postponements or adjournments of the Holicity Special Meeting.

Consent Solicitation

Astra and Holicity have agreed to solicit the adoption of the Business Combination Agreement (the “Astra Approval”) by holders of a majority of the voting power of the outstanding shares of each of Astra common stock and Astra preferred stock (the “Astra stockholders”) via written consent as soon as promptly as practicable after this proxy statement/prospectus becomes effective. In connection therewith, Holicity and Astra shall jointly prepare an information statement regarding the Business Combination to the Astra stockholders in compliance with applicable law (the “Astra Information Statement”) and have agreed to use reasonable best efforts to, as promptly as practicable, (i) cause the Astra Information Statement with respect to the solicitation by Astra of the Astra Approval (the “Astra Information Statement”) to be disseminated to the Astra stockholders in compliance with applicable law and (ii) solicit written consents from Astra stockholders to give the Astra Approval. Astra has agreed, through the Astra board of directors, to recommend to the Astra stockholders that they adopt the Business Combination Agreement (the “Astra Board Recommendation”) and include the Astra Board Recommendation in the Astra Information Statement. The Astra board of directors shall not (and no committee or subgroup thereof shall) change, withdraw, withhold, qualify or modify, or publicly propose to change, withdraw, withhold, qualify or modify, the Astra Board Recommendation. Astra has agreed to provide Holicity with copies of all stockholder consents it receives within one business day of receipt of the Company Approval. If the Astra Approval is obtained, then promptly following the receipt of the required written consents, Astra has agreed to prepare and deliver to the Astra stockholders who have not consented the notice required by Sections 228(e) and 262 of the DGCL. Unless the Business Combination Agreement has been terminated in accordance with its terms, Astra’s obligation to solicit written consents from the Astra stockholders to give the Astra Approval in accordance with the obligations described in this paragraph shall not be limited or otherwise affected by the making, commencement, disclosure, announcement or submission of any acquisition proposal or superior proposal (as such terms are described under the heading “—No Solicitation”).

No Solicitation

Except as expressly permitted by the provisions of the Business Combination Agreement summarized under this heading “No Solicitation” (the “no solicitation provisions”), from the date of the Business Combination Agreement to the Effective Time or, if earlier, the valid termination of the Business Combination Agreement in accordance with its terms, Astra has agreed not to, and shall cause its subsidiaries not to and shall use its reasonable best efforts to cause its and their respective representatives not to, directly or indirectly:

●	initiate, solicit or knowingly encourage or knowingly facilitate any inquiries or requests for information with respect to, or the making of, any inquiry regarding, or any proposal or offer that constitutes, or could reasonably be expected to result in or lead to, any acquisition proposal (as defined below);

●	engage in, continue or otherwise participate in any negotiations or discussions concerning, or provide access to its properties, books and records or any confidential information or data to, any person or entity relating to any proposal, offer, inquiry or request for information that constitutes, or could reasonably be expected to result in or lead to, any acquisition proposal;

●	approve, endorse or recommend, or propose publicly to approve, endorse or recommend, any acquisition proposal;

●	execute or enter into, any letter of intent, memorandum of understanding, agreement in principle, confidentiality agreement, Business Combination Agreement, acquisition agreement, exchange agreement, joint venture agreement, partnership agreement, option agreement or other similar agreement for or relating to any acquisition proposal; or

●	resolve or agree to do any of the foregoing.

Astra also agreed that immediately following the execution of the Business Combination Agreement it shall, and shall use its commercially reasonable efforts to cause its representatives to, cease any solicitations, discussions or negotiations with any person or entity (other than the parties to the Business Combination Agreement and their respective representatives) conducted prior to the date of the Business Combination Agreement in connection with an acquisition proposal or any inquiry or request for information that could reasonably be expected to lead to, or result in, an acquisition proposal.

Astra has agreed to promptly (and in any event within one business day) notify, in writing, Holicity of the receipt of any inquiry, proposal, offer or request for information received after the date of the Business Combination Agreement that constitutes, or could reasonably be expected to result in or lead to, any acquisition proposal. Astra will promptly (and in any event within two business day) keep Holicity reasonably informed of any material developments with respect to any such inquiry, proposal, offer, request for information or acquisition proposal (including any material changes thereto).

As used in the Business Combination Agreement: “acquisition proposal” means any proposal or offer from any person or “group” (as defined in the Exchange Act) (other than Holicity, Merger Sub or their respective affiliates) relating to, in a single transaction or series of related transactions, (A) any direct or indirect acquisition or purchase of a business that constitutes 15% or more of the net revenues, net income or assets of Astra, (B) any direct or indirect acquisition of 15% or more of the consolidated assets of Astra (based on the fair market value thereof, as determined in good faith by the Astra board of directors), including through the acquisition of one or more subsidiaries of the Astra owning such assets, (C) acquisition of beneficial ownership, or the right to acquire beneficial ownership, of 15% or more of the total voting power of the equity securities of Astra, any tender offer or exchange offer that if consummated would result in any person or entity beneficially owning 15% or more of the total voting power of the equity securities of Astra, or any merger, reorganization, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving Astra (or any subsidiary of Astra whose business constitutes 15% or more of the net revenues, net income or assets of Astra and its subsidiaries, taken as a whole) or (D) any issuance or sale or other disposition (including by way of merger, reorganization, division, consolidation, share exchange, business combination, recapitalization or other similar transaction) of 15% or more of the total voting power of the equity securities of Astra.

Holicity Exclusivity

Through the Closing or earlier valid termination of the Business Combination Agreement, Holicity has agreed not to take, nor permit any of its affiliates or representatives to take, whether directly or indirectly, any action to solicit, initiate, continue or engage in discussions or negotiations with, or enter into any agreement with, or encourage, respond, provide information to or commence due diligence with respect to, any person or entity (other than Astra, its stockholders and/or any of their affiliates or representatives), concerning, relating to or which is intended or is reasonably likely to give rise to or result in, any offer, inquiry, proposal or indication of interest, written or oral relating to any business combination other than with Astra, its stockholders and their respective affiliates and representatives. Holicity has agreed to, and cause its affiliates and representatives to, immediately cease any and all existing discussions or negotiations with any person or entity conducted prior to the date of the Business Combination Agreement with respect to, or which is reasonably likely to give rise to or result in, a proposal for a business combination.

Nasdaq Listing

Through the Closing, Holicity has agreed to use reasonable best efforts to ensure Holicity remains listed as a public company on, and for shares of Holicity Class A common stock to be listed on, Nasdaq. Holicity has agreed to use reasonable best efforts to cause the New Astra Class A common stock to be issued in connection with the Business Combination to be approved for listing on Nasdaq as promptly as practicable following the issuance thereof, subject to official notice of issuance, prior to the Closing date.

Indemnification of Directors and Officers

From and after the Effective Time of the Business Combination, Holicity and New Astra and the Surviving Company have agreed that they shall indemnify and hold harmless each present and former director and officer of Astra against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any action, whether civil, criminal, administrative or investigative, arising out of or pertaining to matters existing or occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent that Astra would have been permitted under applicable law and its certificate of incorporation, bylaws or other organizational documents in effect on the date of the Business Combination Agreement to indemnify such person (including the advancing of expenses as incurred to the fullest extent permitted under applicable law). Without limiting the foregoing, New Astra has agreed to, and agreed to cause New Astra and its subsidiaries to, (i) maintain for a period of not less than six years from the Effective Time provisions in its certificate of incorporation (if applicable), bylaws and other organizational documents concerning the indemnification and exoneration (including provisions relating to expense advancement) of officers and directors that are no less favorable to those persons than the provisions of such certificates of incorporation (if applicable), bylaws and other organizational documents as of the date of the Business Combination Agreement, and (ii) not amend, repeal or otherwise modify such provisions in any respect that would adversely affect the rights of those persons thereunder, in each case, except as required by law. New Astra has agreed to assume, and be liable for, and shall cause the Surviving Company and their respective subsidiaries to honor, each of the covenants described in this paragraph.

Obligations as an Emerging Growth Company and a Controlled Company

Holicity agreed to, at all times during the period from the date of the Business Combination Agreement until the Closing: (a) take all actions necessary to continue to qualify as an “emerging growth company” within the meaning of the JOBS Act and to qualify, at the Effective Time, as a “controlled” company under the rules of Nasdaq; and (b) not take any action that would cause Holicity to not qualify as an “emerging growth company” within the meaning of the JOBS Act or, at the Effective Time, as a “controlled” company under the rules of Nasdaq.

Transaction Litigation

From and after the date of the Business Combination Agreement until the earlier of the Closing or termination of the Business Combination Agreement in accordance with its terms, Holicity, on the one hand, and Astra, on the other hand, shall each notify the other in writing promptly after learning of any stockholder demands or other stockholder actions (including derivative claims) relating to the Business Combination Agreement, any ancillary agreement or any matters relating thereto (collectively, the “Transaction Litigation”) commenced against, in the case of Holicity, it or any of its representatives (in their capacity as a representative of Holicity) or, in the case of Astra, it or any of its representatives (in their capacity as a representative of Astra). Holicity and Astra shall each (i) keep the other reasonably informed regarding any Transaction Litigation, (ii) give the other the opportunity to, at its own cost and expense, participate in the defense, settlement and compromise of any such Transaction Litigation and reasonably cooperate with the other in connection with the defense, settlement and compromise of any such Transaction Litigation and (iii) consider in good faith the other’s advice with respect to any such Transaction Litigation. Notwithstanding the foregoing, subject to and without limiting the covenants and agreements, and the rights of the other party set forth in the immediately preceding sentence, Holicity shall control the negotiation, defense and settlement of any Transaction Litigation brought against Holicity or any of its representatives and Astra shall control the negotiation, defense and settlement of any Transaction Litigation brought against Astra or any of its representatives; provided, however, that in no event shall either party or any of their respective representatives settle or compromise any Transaction Litigation without the prior written consent of the other party (not to be unreasonably withheld, conditioned or delayed, provided that it shall be deemed to be reasonable for the other party to withhold, condition or delay its consent if any such settlement or compromise (A) does not provide for a legally binding, full, unconditional and irrevocable release of the other party and any representative of such party that is the subject of such Transaction Litigation, (B) provides for (x) the payment of cash any portion of which is payable by the other party or any representative of such party or (y) any non-monetary, injunctive, equitable or similar relief against the other party or (C) contains an admission of wrongdoing or lability by the other party or any of its representatives).

Other Covenants and Agreements

The Business Combination Agreement contains other covenants and agreements, including covenants related to:

●	Each of Astra and Holicity providing access, subject to certain specified restrictions and conditions, to the other party and its respective representatives reasonable access to Astra’s and Holicity’s (as applicable) and its subsidiaries’ properties, records, systems, contracts and commitments;

●	Astra agreeing not to engage in transactions involving securities of Holicity without Holicity’s prior consent if Astra possesses material nonpublic information of Holicity;

●	Astra waiving claims to the Trust Account in the event that the Business Combination does not consummate;

●	Holicity and Astra agreeing to take all actions necessary or appropriate to cause certain appointments to the board of New Astra and the Surviving Company;

●	Astra and Holicity cooperating on the preparation and efforts to make effective this proxy statement prospectus;

●	Holicity making certain disbursements from the Trust Account;

●	Holicity keeping current and timely filing all reports required to be filed or furnished with the SEC and otherwise complying in all material respects with its reporting obligations under applicable securities laws;

●	Holicity taking steps to exempt the acquisition of Holicity Class A common stock from Section 16(b) of the Exchange Act pursuant to Rule 16b-3 thereunder;

●	Holicity and Astra obtaining directors’ and officers’ liability insurance;

●	Cooperation between Astra and Holicity in obtaining any material third-party consents required to consummate the Business Combination;

●	Agreement relating to the intended tax treatment of the transactions contemplated by the Business Combination Agreement and in the event if the parties mutually determine in good faith that the transactions will not qualify for such intended tax treatment, an agreement to use commercially reasonable efforts to restructure the transactions contemplated by the Business Combination Agreement in a manner that is reasonably expected to result in the intended tax treatment;

●	Confidentiality and publicity relating to the Business Combination Agreement and the transactions contemplated thereby;

●	Holicity shall have received evidence or confirmation that Astra will be able to continue all of its operations and services without interruption, suspension or termination from and after the Closing in the same manner as such operations and services are conducted as of the date of the Business Combination Agreement and as of immediately prior to Closing, including but not limited to, evidence or confirmation that the FAA/DOT will approve the transfer of launch licenses, licenses to operate a launch site, or any other permits issued by the FAA/DOT required for the operation of its business as currently conducted, or that no transfer of any Permits issued by the FAA/DOT is required;

●	Astra will provide the necessary information and timely make any required amendments, notifications, and/or filings required under the ITAR, including but not limited to: (i) any material changes to Astra’s ITAR Registration as set forth in 22 C.F.R. 122.4(a)(2); and (ii) any required 60-day pre-notification filing as set forth in 22 C.F.R. 122.4(b); Holicity agrees to cooperate, including by providing any necessary information, to assist Astra in preparing any such required amendments, notifications, and/or filings; and

●	Promptly following the execution of the Business Combination Agreement, Astra shall notify the PPP Lender in writing of the Transactions herein and shall use its commercially reasonable efforts to complete and submit the PPP Forgiveness Application.

Representations and Warranties

The Business Combination Agreement contains representations and warranties made by Astra to Holicity relating to a number of matters, including the following:

●	corporate organization, qualification to do business, good standing and corporate power;

●	subsidiaries;

●	requisite corporate authority to enter into the Business Combination Agreement and to complete the contemplated transactions;

●	absence of conflicts with organizational documents, applicable laws or certain agreements and instruments as a result of entering into the Business Combination Agreement or consummating the Business Combination;

●	required governmental and regulatory consents necessary in connection with the Business Combination;

●	capitalization;

●	financial statements;

●	absence of undisclosed liabilities;

●	legal proceedings and absence of governmental orders;

●	compliance with applicable law;

●	intellectual property and information technology systems;

●	material contracts;

●	employee compensation and benefits matters;

●	labor matters;

●	tax matters;

●	broker’s and finder’s fees related to the Business Combination;

●	insurance;

●	properties and assets;

●	environmental matters;

●	absence of a material adverse effect since December 31, 2019 and absence of certain other changes;

●	affiliate agreements;

●	internal controls;

●	permits;

●	accuracy of Astra’s information provided in this proxy statement /prospectus;

●	operation of the business during COVID-19;

●	government contracts;

●	launch commitments and spaceports;

●	Federal Communications Commission matters;

●	international trade;

●	Paycheck Protection Program (“PPP”);

●	support agreement; and

●	no additional representations and warranties.

Certain of these representations and warranties are qualified as to “materiality” or “material adverse effect”. For purposes of the Business Combination Agreement, a “material adverse effect” with respect to Astra means any event, change or circumstance that individually or in the aggregate has, or would reasonably be expected to have, a material adverse effect on (1) the assets, business, results of operations or financial condition of the Astra, taken as a whole; provided, however, that in no event would any of the following (or the effect of any of the following), alone or in combination, be deemed to constitute, or be taken into account in determining whether there has been or will be, a “material adverse effect”: (a) any change in applicable laws or GAAP or any official interpretation thereof, (b) any change in interest rates or economic, political, business, financial, commodity, currency or market conditions generally, (c) the announcement or the execution of the Business Combination Agreement, the pendency or consummation of the Business Combination or the performance of the Business Combination Agreement, including the impact thereof on relationships, contractual or otherwise, with customers, suppliers, licensors, distributors, partners, providers and employees (provided, that the exceptions in this clause (c) shall not be deemed to apply to references to “material adverse effect” in the representations and warranties relating to the absence of certain conflicts and, to the extent related thereto, the condition to Closing relating to those representations and warranties), (d) any change generally affecting any of the industries or markets in which Astra or its subsidiaries operate or the economy as a whole, (e) the compliance with the terms of the Business Combination Agreement or the taking of any action required or contemplated by the Business Combination Agreement or with the prior written consent of Holicity (provided, that the exceptions in this clause (e) shall not be deemed to apply to references to “material adverse effect” in the representations and warranties relating to the absence of certain conflicts and, to the extent related thereto, the condition to Closing relating to those representations and warranties), (f) any earthquake, hurricane, tsunami, tornado, flood, mudslide, wild fire or other natural disaster, pandemic, weather condition, explosion fire, act of God or other force majeure event, including, for the avoidance of doubt, COVID-19 and any Law, directive, pronouncement or guideline issued by a Governmental Authority, the Centers for Disease Control and Prevention, the World Health Organization or any industry group providing for business closures, changes to business operations, “sheltering-in-place” or other restrictions that relate to, or arise out of, an epidemic, pandemic or disease outbreak (including the COVID-19 pandemic) or any change in such law, directive, pronouncement or guideline or interpretation thereof following the date of the Business Combination Agreement or Astra’s compliance therewith (g) any national or international political or social conditions in countries in which, or in the proximate geographic region of which, Astra operates, including the engagement by the United States or such other countries in hostilities or the escalation thereof, whether or not pursuant to the declaration of a national emergency or war, or the occurrence or the escalation of any military or terrorist attack (including any internet or “cyber” attack or hacking) upon the United States or such other country, or any territories, possessions, or diplomatic or consular offices of the United States or such other countries or upon any United States or such other country military installation, equipment or personnel, (h) any failure of Astra, to meet any projections, forecasts or budgets (provided, that clause (h) shall not prevent or otherwise affect a determination that any change or effect underlying such failure to meet projections or forecasts has resulted in, or contributed to, or would reasonably be expected to result in or contribute to, a material adverse effect (to the extent such change or effect is not otherwise excluded from this definition of material adverse effect)) or (i) any actions taken, or failures to take action, or such other changes or events, in each case, which Holicity has requested or to which it has consented except in the cases of clause (a), (b), (d), (f) and (g) to the extent that such change has a disproportionate impact on Astra, as compared to other industry participants, or (ii) the ability of Astra to consummate the transactions contemplated by the Business Combination Agreement.

The Business Combination Agreement also contains representations and warranties made by Holicity to Astra relating to a number of matters, including the following:

●	corporate organization, qualification to do business, good standing and corporate power;

●	requisite corporate authority to enter into the Business Combination Agreement and to complete the contemplated transactions;

●	absence of conflicts with governing documents, applicable laws or certain agreements and instruments as a result of entering into the Business Combination Agreement or consummate the Business Combination;

●	litigation and proceedings;

●	compliance with laws;

●	employee benefit plans;

●	required governmental and regulatory consents necessary in connection with the Business Combination;

●	financial ability; the Trust Account;

●	tax matters;

●	broker’s and finder’s fees related to the Business Combination;

●	proper filing of documents with the SEC, the accuracy of information contained in the documents filed with the SEC and Sarbanes-Oxley certifications;

●	business activities; absence of operations;

●	accuracy of Holicity’s information provided in this proxy statement/prospectus;

●	no outsider reliance;

●	capitalization;

●	Nasdaq stock market quotation;

●	contracts;

●	title to property;

●	Investment Company Act of 1940;

●	affiliate agreements;

●	sponsor agreement;

●	equity financing; and

●	no additional representations and warranties.

The representations and warranties in the Business Combination Agreement do not survive the Effective Time and, as described below under “Termination”, if the Business Combination Agreement is validly terminated, there will be no liability under the representations and warranties of the parties, or otherwise under the Business Combination Agreement, unless a party willfully breached the Business Combination Agreement prior to such termination.

This summary and the copy of the Business Combination Agreement attached to this proxy statement/prospectus as Annex A are included solely to provide investors with information regarding the terms of the Business Combination Agreement. They are not intended to provide factual information about the parties or any of their respective subsidiaries or affiliates. The Business Combination Agreement contains representations and warranties by Holicity and Astra, which were made only for purposes of that agreement and as of specific dates. The representations, warranties and covenants in the Business Combination Agreement were made solely for the benefit of the parties to the Business Combination Agreement, may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Business Combination Agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those generally applicable to investors. Investors are not third-party beneficiaries under the Business Combination Agreement, and in reviewing the representations, warranties and covenants contained in the Business Combination Agreement or any descriptions thereof in this summary, it is important to bear in mind that such representations, warranties and covenants or any descriptions thereof were not intended by the parties to the Business Combination Agreement to be characterizations of the actual state of facts or condition of Holicity, Astra or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the Business Combination Agreement, which subsequent information may or may not be fully reflected in public disclosures.

Conditions to Closing

The completion of the Business Combination is subject to various conditions. There can be no assurance as to whether or when all of the conditions will be satisfied or waived.

Conditions to Each Party’s Obligations

The obligations of the parties to consummate, or cause to be consummated, the Business Combination are subject to the satisfaction of the following conditions, any one or more of which may be waived (if legally permitted) in writing by all of such parties:

●	HSR Act. The applicable waiting period under the HSR Act in respect of the Business Combination shall have expired or been terminated.

●	No Prohibition. There shall not have been enacted or promulgated any governmental order, statute, rule or regulation enjoining or prohibiting the consummation of the Business Combination.

●	Other Requisite Regulatory Approvals. All consents required to be obtained from or made with any governmental authority with respect to Astra, Holicity or Merger Sub to consummate the transactions contemplated by the Business Combination Agreement shall have been obtained or made.

●	Offer Completion. The offer for redemption to stockholders of Holicity shall have been completed in accordance with the terms of the Business Combination Agreement, the organizational documents of Holicity and this proxy statement/prospectus.

●	Net Tangible Assets. Holicity shall not have redeemed shares of its Class A common stock pursuant to its offer to stockholders in an amount that would cause Holicity to have less than $5,000,001 of net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) under the Exchange Act).

●	Holicity Stockholder Approval. The adoption and approval by Holicity stockholders of the Merger Agreement, the Business Combination and other proposals set forth in this proxy statement/prospectus.

●	Astra Stockholder Approval. The adoption and approval by Astra stockholders of the Business Combination Agreement, the Business Combination and other proposals set forth in this proxy statement/ prospectus.

●	Nasdaq. New Astra common stock to be issued in connection with the Business Combination shall have been approved for listing on Nasdaq, subject only to official notice of issuance thereof.

Additional Conditions to the Obligations of Holicity

The obligations of Holicity to consummate, or cause to be consummated, the Business Combination are subject to the satisfaction of the following additional conditions, any one or more of which may be waived in writing by Holicity:

Representations and Warranties.

●	Certain of the representations and warranties of Astra regarding due incorporation, due authorization, capitalization, indebtedness, real property and brokers’ fees shall be true and correct (without giving any effect to any limitation as to “materiality” or “material adverse effect” or any similar limitation set forth therein) in all material respects as of the date of the Business Combination Agreement and as of the Closing Date as though then made (except to the extent such representations and warranties expressly relate to an earlier date, and in such case, shall be true and correct on and as of such earlier date).

●	The representations and warranties of Astra regarding the non-existence of a material adverse effect shall be true and correct in all respects as of the date of the Business Combination Agreement and as of the Closing Date.

●	All of the other representations and warranties of Astra shall be true and correct (without giving any effect to any limitation as to “materiality” or “material adverse effect” or any similar limitation set forth therein) as of the date of the Business Combination Agreement and as of the Closing date as though then made (except to the extent such representations and warranties expressly relate to an earlier date, and in such case, shall be true and correct on and as of such earlier date), except, in either case, where the failure of such representations and warranties to be so true and correct, individually or in the aggregate, has not had, and would not reasonably be expected to result in, a material adverse effect.

●	Employment Arrangements. Each of the employment agreements entered into by Astra with certain key employees in connection with the Business Combination Agreement shall be in full force and effect as of the Closing. The employment agreements are described below under “Ancillary Agreements Related To The Business Combination” beginning on page 103.

●	No Material Adverse Effect. No material adverse effect shall have occurred with respect to Astra since the date of the Business Combination Agreement and which material adverse effect is continuing and uncured.

●	Astra Founders. Each Astra Founder is employed by, and devotes their full time and attention to, Astra, and no Astra Founder has died, become disabled, or been terminated by Astra. Each of the employment agreements entered into on the date of the Business Combination Agreement shall be in full force and effect as of the Closing.

●	Agreements and Covenants. Each of the covenants of Astra to be performed or complied with as of or prior to the Closing shall have been performed or complied with in all material respects.

●	Officer’s Certificate. Astra shall have delivered to Holicity a certificate signed by an officer of Astra, dated as of the Closing Date, certifying that, to the knowledge and belief of such officer, the conditions relating to the accuracy of Astra’s representations and warranties and the performance of its obligations under the Business Combination Agreement have been fulfilled.

●	Director Nomination Agreement. Astra shall deliver to Holicity a counterpart of the Director Nomination Agreement duly executed by New Astra.

Additional Conditions to the Obligations of Astra

The obligations of Astra to consummate the Business Combination is subject to the satisfaction of the following additional conditions, any one or more of which may be waived in writing by Astra:

Representations and Warranties.

●	Each of the representations and warranties of Holicity and Merger Sub contained in the Business Combination Agreement (other than the representations and warranties related to capitalization) (without giving effect to any limitation as to “materiality”, “material adverse effect” or any similar limitation set forth therein) shall be true and correct in all material respects as of the date of the Business Combination Agreement and as of the Closing date, as if made anew at and as of that time, except with respect to representations and warranties which speak as to an earlier date, which representations and warranties shall be true and correct in all material respects at and as of such date.

●	The representations and warranties of Holicity and Merger Sub regarding the capitalization of Holicity and Merger Sub shall be true and correct in all respects, other than de minimis inaccuracies as of the date of the Business Combination Agreement and as of the Closing Date (immediately prior to the effectiveness of the new charter of Holicity contemplated by this proxy statement/prospectus), as if made anew at and as of that time.

Agreements and Covenants. Each of the covenants of Holicity to be performed or complied with as of or prior to the Closing shall have been performed or complied with in all material respects.

Officer’s Certificate. Holicity and Merger Sub shall have delivered to Astra a certificate signed by an officer of Holicity, dated the Closing Date, certifying that, to the knowledge and belief of such officer, the conditions relating to the accuracy of Holicity’s and Merger Sub’s representations and warranties and the performance of Holicity’s obligations under the Business Combination Agreement have been fulfilled.

Proposed Charter. The existing charter of Holicity shall be amended and restated in the form attached to the Business Combination Agreement as Exhibit C.

Sponsor Agreement. The transactions contemplated by the Sponsor Agreement to occur at or prior to the Closing shall have been consummated in accordance with the terms of the Sponsor Agreement.

Director Nomination Agreement. Holicity shall deliver to Astra a counterpart of the Director Nomination Agreement duly executed by the Sponsor.

Minimum Cash Condition. The aggregate cash available to New Astra at the Closing from the trust account and the equity financing (after giving effect to the redemption of any shares of Holicity common stock in connection with the offer of redemption made to its stockholders, but before giving effect to the payment of the outstanding transaction expenses of Holicity and Astra) shall equal or exceed $250,000,000.

Termination

Mutual Termination Rights

The Business Combination Agreement may be terminated and the transactions contemplated thereby abandoned:

●	by written consent of Holicity and Astra; or

●	by written notice from either Astra or Holicity to the other if the required approval of Holicity Stockholders is not obtained at the Holicity Special Meeting (subject to any adjournment or recess of the Holicity Special Meeting).

Termination Rights of Astra

The Business Combination Agreement may be terminated and the transactions contemplated thereby abandoned:

●	prior to the Closing, by written notice to Holicity from Astra if (i) there is any breach of any representation, warranty, covenant or agreement on the part of Holicity or Merger Sub set forth in the Business Combination Agreement (or any breach on the part of the Sponsor of Section 1 of the Sponsor Agreement), such that the conditions described in the first two bullet points under the heading “Conditions to Closing; Additional Conditions to the Obligations of Astra” set forth above would not be satisfied at the Closing (a “terminating Holicity breach”), except that, if any such terminating Holicity breach is curable by Holicity or Merger Sub through the exercise of its commercially reasonable efforts, then, for a period of up to 30 days (or any shorter period of the time that remains between the date Astra provides written notice of such violation or breach and the Termination Date) after receipt by Holicity of notice from Astra of such breach, but only as long as Holicity or Merger Sub continues to exercise such commercially reasonable efforts to cure such terminating Holicity breach (the “Holicity cure period”), such termination shall not be effective, and such termination shall become effective only if the terminating Holicity breach is not cured within the Holicity cure period, (ii) the Closing has not occurred on or before the Termination Date, (iii) the consummation of the Business Combination is permanently enjoined or prohibited by the terms of a final, non-appealable governmental order or a statute, rule or regulation or (iv) Holicity fails to fulfill the Minimum Cash Condition; provided that the right to terminate the Business Combination Agreement under this paragraph shall not be available if Astra’s failure to fulfill any obligation under the Business Combination Agreement has been the primary cause of, or primarily resulted in, the failure of the Closing to occur on or before such date; or by written notice from Astra if the written consent of Holicity as sole stockholder of Merger Sub is not delivered to Astra by the end of the day following the date of this proxy statement.

Termination Rights of Holicity

The Business Combination Agreement may be terminated and the transactions contemplated thereby abandoned:

●	prior to the Closing, by written notice to Astra from Holicity if (i) there is any breach of any representation, warranty, covenant or agreement on the part of Astra set forth in the Business Combination Agreement (or any material breach on the part of a Astra stockholder that is a party to the Support Agreement), such that the conditions described in the first two bullet points under the heading “Conditions to Closing; Additional Conditions to the Obligations of Holicity” set forth above would not be satisfied at the Closing (a “terminating Astra breach”), except that, if such terminating Astra breach is curable by Astra through the exercise of its commercially reasonable efforts, then, for a period of up to 30 days (or any shorter period of the time that remains between the date Holicity provides written notice of such violation or breach and the Termination Date) after receipt by Astra of notice from Holicity of such breach, but only as long as Astra continues to use its commercially reasonable efforts to cure such terminating Astra breach (the “Astra cure period”), such termination shall not be effective, and such termination shall become effective only if the terminating Astra breach is not cured within the Astra cure period, (ii) the Closing has not occurred on or before Termination Date, (iii) the consummation of the Business Combination is permanently enjoined or prohibited by the terms of a final, non-appealable governmental order or a statute, rule or regulation or (iv) either Mr. Kemp or Dr. London ceases to be employed by and devote his full time and attention to Astra; provided that the right to terminate the Business Combination Agreement under this paragraph shall not be available if Holicity’s or Merger Sub’s failure to fulfill any obligation under the Business Combination Agreement has been the primary cause of, or primarily resulted in, the failure of the Closing to occur on or before such date; provided further that the right to terminate the Business Combination Agreement under this paragraph shall not be available if Holicity is in material breach of its obligations under its obligations regarding maintaining its Nasdaq listing on such date; or

●	by written notice from Holicity if the duly executed counterparts to the support agreements shall not have been delivered to Holicity by the end of the day following the date of the Business Combination Agreement.

Effect of Termination

If the Business Combination Agreement is validly terminated, the agreement will become void without any liability on the part of any of the parties unless a party willfully breaches the Business Combination Agreement prior to such termination, which is deemed to include a failure by Holicity and Merger Sub to close in accordance with the Business Combination Agreement when they are obliged to do so. The provisions (i) requiring Astra to provide certain information for inclusion in the proxy statement/prospectus and requiring Holicity to update this proxy statement/ prospectus in certain circumstances, (ii) requiring Astra and Holicity to keep certain information confidential and cooperate with each other in the making of any public statements related to the Business Combination, (iii) describing the effects of the termination of the agreement and (iv) regarding certain miscellaneous matters (collectively, the “surviving provisions”) and the confidentiality agreement, and any other section or article of the Business Combination Agreement referenced in the surviving provisions, which are required to survive in order to give appropriate effect to the surviving provisions, shall in each case survive any termination of the Business Combination Agreement.

Amendment

The Business Combination Agreement may be amended or modified in whole or in part, only by a duly authorized agreement in writing executed in the same manner as the Business Combination Agreement and which refers to the Business Combination Agreement. The approval of the Business Combination Agreement by the stockholders of any of the parties shall not restrict the ability of the board of directors of any of the parties to terminate the Business Combination Agreement in accordance with the termination provisions or to cause such party to enter into an amendment to the Business Combination Agreement pursuant to this paragraph.

Specific Performance

The parties to the Business Combination Agreement agree that they shall be entitled to an injunction, specific performance and other equitable relief to prevent breaches of the Business Combination Agreement and to enforce specifically the terms of provisions thereof prior to valid termination of the Business Combination Agreement.

ANCILLARY AGREEMENTS RELATED TO THE BUSINESS COMBINATION

Sponsor Agreement

In connection with the execution of the Business Combination Agreement, the Sponsor entered into an Agreement (the “Sponsor Agreement”) with Astra, pursuant to which the Sponsor agreed to vote all shares of Holicity common stock beneficially owned by it in favor of each of the proposals at the Company’s stockholders meeting to vote on the Business Combination and the adoption of the Business Combination Agreement, to use its reasonable best efforts to take all actions reasonably necessary to consummate the Business Combination, to waive any anti-dilution protections provided to the Sponsor in the Company’s Certificate of Incorporation and to not take any action that would reasonably be expected to materially delay or prevent the satisfaction of the conditions to the Business Combination set forth in the Business Combination Agreement.

The Sponsor Agreement provides that the Sponsor will not redeem any shares of Holicity common stock and will take all actions necessary to opt out of any class in any class action with respect to any claim, derivative or otherwise, against Holicity, Astra, any affiliate or designee of the Sponsor acting in his or her capacity as director or any of their respective successors and assigns relating to the negotiation, execution or delivery of the Sponsor Agreement, the Business Combination Agreement or the consummation of the transactions contemplated in such agreements.

Support Agreements

In connection with and following the execution of the Business Combination Agreement, certain Astra stockholders (the “Astra Supporting Stockholders”) entered into Astra support agreements with Holicity and Merger Sub (the “Support Agreements”). Under the Support Agreements, each Astra Supporting Stockholder agreed, on (or effective as of) the third business day following the SEC declaring effective the proxy statement/prospectus relating to the approval by Holicity stockholders of the Business Combination, to execute and deliver a written consent with respect to the outstanding shares of Astra common stock and preferred stock held by such Astra Supporting Stockholder adopting the Business Combination Agreement and approving the Business Combination. The shares of Astra common stock and preferred stock that are owned by the Astra Supporting Stockholders and subject to the Support Agreements represent approximately seventy percent (70%) of the outstanding voting power of each of Astra common stock and Astra preferred stock (on an as converted basis). In addition, the Support Agreements prohibit the Astra Supporting Stockholders from engaging in activities that have the effect of soliciting a competing acquisition proposal.

Investors’ Rights Agreement

In connection with the execution of the Business Combination Agreement, Holicity, Astra, certain Holicity Stockholders, including the Sponsor, and certain Astra stockholders including the Astra Founders entered into the Investors’ Rights Agreement, to be effective at the Closing. In addition, all other Astra stockholders that receive capital stock of New Astra in the Business Combination will be asked to sign a joinder to the Investors’ Rights Agreement pursuant to a letter of transmittal.

Pursuant to the Investors’ Rights Agreement, New Astra will be required to register for resale securities held by the stockholders party thereto. New Astra will have no obligation to facilitate more than one demand made by the Sponsor, or its affiliates, that New Astra register such stockholders’ securities. In addition, the holders have certain “piggyback” registration rights with respect to registrations initiated by New Astra. New Astra will bear the expenses incurred in connection with the filing of any registration statements pursuant to the Investors’ Rights Agreement. The Investors’ Rights Agreement restricts the ability of the Sponsor and the Astra Founders to transfer their shares of New Astra common stock, subject to certain permitted transfers, until the earlier of (i) the first anniversary of the closing of the Business Combination and (ii) following the closing of the Business Combination, if the closing price of the New Astra common stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the closing of the Business Combination. The Investors’ Rights Agreement also restricts the ability of each other stockholder who is a party thereto, including the directors and officers of Astra, to transfer their shares of New Astra common stock, subject to certain permitted transfers, until six (6) months after the closing of the Business Combination.

Director Nomination Agreement

In connection with the Closing, New Astra and the Sponsor will enter into a director nomination agreement (the “Director Nomination Agreement”). Pursuant to the Director Nomination Agreement, the Sponsor will hold certain rights to nominate a member of the Board effective as of the Closing Date, subject to the conditions set forth in the Director Nomination Agreement. The Sponsor’s initial nominee to the board is expected to be Craig McCaw. The Director Nomination Agreement will terminate as of the date that is twelve months after of the Closing.

Employment Arrangements

In connection with the execution of the Business Combination Agreement, Astra entered into employment agreements with each of Chris Kemp, Adam London, Kelyn Brannon and Martin Attiq, to be effective at the Closing, which are described below under “Astra’s Executive and Director Compensation—Employment Agreements.”

THE CHARTER PROPOSAL

Overview

In connection with the Business Combination, Holicity is asking its stockholders to approve the adoption of the Proposed Charter, in the form attached hereto as Annex B. If the Business Combination and the Charter Proposal are approved, the Proposed Charter would replace the Current Charter.

The Charter Proposal is conditioned on the approval of the Business Combination Proposal and the other condition precedent proposals. Therefore, if the Business Combination Proposal is not approved, the Charter Proposal will have no effect, even if approved by the Holicity Stockholders.

Comparison of Current Charter to Proposed Charter

The following is a summary of the key changes effected by the Proposed Charter relative to the Current Charter. This summary is qualified in its entirety by reference to the full text of the Proposed Charter, a copy of which is included as Annex B.

●	change Holicity’s name to “Astra Space, Inc.”;

●	increase the total number of authorized shares of all classes of capital stock, par value $0.0001 per share, from 221,000,000 shares, consisting of 220,000,000 shares of common stock, including 200,000,000 shares of Class A common stock and 20,000,000 shares of Class B common stock, and 1,000,000 shares of preferred stock, to [●] shares, consisting of [●] shares of common stock, including [●] shares of Class A common stock, par value $0.0001 per share, and [●] shares of Class B common stock, par value $0.0001 per share, and [●] shares of preferred stock, par value $0.0001 per share;

●	classify the post-Business Combination board of directors;

●	amend the terms of the shares of common stock, in particular to provide that each share of Class A common stock of New Astra has one (1) vote and each share of Class B common stock has ten (10) votes;

●	permit stockholders to act by written consent in lieu of a meeting until the time that the Class B common stock beneficially owns less than a majority of the voting power of the voting stock;

●	select the Court of Chancery of the State of Delaware as the exclusive forum for any derivative action or proceeding brought on behalf of New Astra, subject to certain limitations; and

●	eliminate certain provisions specific to Holicity’s status as a blank check company.

Reasons for the Approval of the Charter Proposal

In the judgment of the Holicity Board, the Proposed Charter is necessary to address the needs of the post- Business Combination company. In particular:

●	the name of the new public entity is desirable;

●	the greater number of authorized shares of capital stock is desirable for New Astra to have sufficient shares to complete the Business Combination and have additional authorized shares for financing its business, for acquiring other businesses, for forming strategic partnerships and alliances and for stock dividends and stock splits;

●	the supermajority vote requirements, in the event the Astra Founders cease to beneficially own shares representing a majority of the voting power, provide anti-takeover protections for New Astra; and

●	the provisions that relate to the operation of Holicity as a blank check company prior to the consummation of its initial business combination will not be applicable to New Astra (such as the obligation to dissolve and liquidate if a business combination is not consummated in a certain period of time).

Vote Required for Approval

Approval of the Charter Proposal requires the affirmative vote of a majority of the outstanding Holicity Shares, voting together as a single class. Abstentions and broker non-votes have the same effect as a vote “AGAINST” the proposal.

Recommendation of Holicity Board

THE HOLICITY BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT Holicity STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE CHARTER PROPOSAL.

The existence of financial and personal interests of one or more of Holicity’s directors may result in a conflict of interest on the part of such director(s) between what they may believe is in the best interests of Holicity and its stockholders and what they may believe is best for himself or themselves in determining to recommend that stockholders vote for the proposals. See the section entitled “The Business Combination Proposal — Interests of Holicity’s Directors and Officers in the Business Combination” for a further discussion.

THE ADVISORY CHARTER PROPOSALS

Overview

In connection with the Business Combination, Holicity is asking its stockholders to vote upon, on a non-binding advisory basis, proposals to approve certain governance provisions contained in the Proposed Charter. This separate vote is not otherwise required by Delaware law separate and apart from the Charter Proposal but, pursuant to SEC guidance, Holicity is required to submit these provisions to its stockholders separately for approval, allowing stockholders the opportunity to present their separate views on important governance provisions. However, the stockholder votes regarding these proposals are advisory votes, and are not binding on Holicity or the Holicity Board (separate and apart from the approval of the Charter Proposal). In the judgment of the Holicity Board, these provisions are necessary to adequately address the needs of the post-Business Combination company. Furthermore, the Business Combination is not conditioned on the separate approval of the Advisory Charter Proposals (separate and apart from approval of the Charter Proposal).

Advisory Charter Proposals

Advisory Charter Proposal	Holicity Current Charter	Proposed Charter
Advisory Proposal A – Changes in Share Capital

Under the Current Charter, Holicity is currently authorized to issue 221,000,000 shares of capital stock, consisting of (a) 220,000,000 shares of common stock, including 200,000,000 shares of Class A common stock, par value $0.0001 per share, and 20,000,000 shares of Class B common stock, par value $0.0001 per share, and (b) 1,000,000 shares of preferred stock, par value $0.0001 per share.

Under the Proposed Charter, New Astra will be authorized to issue [●] shares of capital stock, consisting of (i) [●] shares of New Astra Class A common stock, par value $0.000001 per share, (ii) [●] shares of New Astra Class B common stock, par value $0.000001 per share, and (iii) [●] shares of preferred stock, par value $0.0001 per share.

Advisory Proposal B – Voting Rights of Common Stock	Under the Current Charter, the holders of Class A and Class B common stock are entitled to one vote for each such share on each matter properly submitted to Holicity’s stockholders entitled to vote.

Under the Proposed Charter, holders of New Astra Class A common stock will be entitled to cast one vote per Class A share, while holders of New Astra Class B common stock will be entitled to cast 10 votes per share of New Astra Class B common stock.

Advisory Proposal C – Limiting the Ability to Act by Written Consent	Under the Current Charter, any action required or permitted to be taken by the stockholders of Holicity must be effected by a duly called annual or special meeting of such stockholders and may not be effected by written consent of the stockholders (other than with respect to the Holicity Class B common stock with respect to which action may be taken by written consent).

Under the Proposed Charter, any action required or permitted to be taken by the stockholders of New Astra must be effected at an annual or special meeting of the stockholders and may not be effected by written consent; provided, however, prior to the first date on which the issued and outstanding shares of New Astra Class B common stock represent less than 50% of the total voting power of then outstanding shares of capital stock (the “Voting Threshold Date”), any action required or permitted to be taken at any annual or special meeting of New Astra stockholders, may be taken by written consent if such written consent is signed by the holders of the outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote on such matter were present and voted.

Advisory Charter Proposal	Holicity Current Charter	Proposed Charter
Advisory Proposal D – Required Vote to Amend the Charter

The Current Charter provides that the Current Charter may be amended in accordance with Delaware law; provided that, no amendment to Article IX of the Current Charter, which sets forth the requirements for a business combination, trust account and redemption rights, that shall be effective prior to the consummation of an initial business combination unless approved by the affirmative vote of the holders of at least sixty-five percent (65%) of all then outstanding shares of Holicity common stock.

Under the Proposed Charter, in addition to any vote required by Delaware law, (i) so long as any shares of New Astra Class B common stock remain outstanding, the affirmative vote of the holders of two-thirds (2/3) of the outstanding shares of New Astra Class B common stock, voting as a separate class, is required to amend the Proposed Charter (1) in a manner that changes any of the voting, conversion, dividend or liquidation provisions of the shares of New Astra Class B common stock, (2) to provide for each share of New Astra Class A Common Stock to have more than one (1) vote per share or any rights to a separate class vote of the holders of shares of New Astra Class A Common Stock other than as provided by the Proposed Charter or required by the DGCL, or (3) to otherwise adversely impact the rights, powers, preferences or privileges of the shares of New Astra Class B common stock in a manner that is disparate from the manner in which it affects the rights, powers, preferences or privileges of the shares of New Astra Class A common stock; and (ii) so long as any shares of New Astra Class A common stock remain outstanding, the affirmative vote of the holders of a majority of the outstanding shares of New Astra Class A common stock, voting as a separate class, is required to amend the Proposed Charter (1) in a manner that alters or changes the powers, preferences, or special rights of the shares of New Astra Class A common stock so as to affect them adversely; or (2) to provide for each share of New Astra Class B common stock to have more than ten (10) votes per share or any rights to a separate class vote of the holders of shares of New Astra Class B common stock other than as provided by the Proposed Charter or required by the DGCL.

Advisory Charter Proposal	Holicity Current Charter	Proposed Charter
Advisory Proposal E– Required Vote to Amend the Bylaws

Under the Current Charter, the Holicity Board is expressly authorized to adopt, alter, amend or repeal the bylaws by the affirmative vote of a majority of the directors. The bylaws may also be adopted, amended, altered or repealed by the affirmative vote of at least a majority of the voting power of all of the then-outstanding shares of capital stock of Holicity entitled to vote generally in the election of directors, voting together as a single class.

Under the Proposed Charter, the New Astra Board is expressly authorized to adopt, alter, amend or repeal the bylaws by the affirmative vote of a majority of the directors. The stockholders may not adopt, amend, alter or repeal the bylaws of the New Astra, unless such action is approved by, (i) prior to the Voting Threshold Date, the holders of a majority in voting power of the shares of capital stock of New Astra and, (ii) after the Voting Threshold Date, holders of two-thirds (2/3rds) of the voting power of the shares of capital stock of New Astra.

Advisory Proposal F– Required Vote to Change Number of Directors	Under the Current Charter, the number of directors of Holicity will be fixed from time to time exclusively by the Holicity Board pursuant to a resolution adopted by a majority of the Holicity Board.	Under the Proposed Charter, the number of directors will be fixed from time to time exclusively by the New Astra Board; provided the initial the number of directors shall be seven and, provided further, such number of directors may be modified by the affirmative vote of the holders of two-thirds (2/3rds) of the voting power of the shares of capital stock of New Astra from and after the Voting Threshold Date.

Advisory Proposal G – Classification of the New Astra Board	The Current Charter does not provide for a classified board of directors, and thus all directors will be elected each year for one-year terms.	Subject to the rights of the holders of one or more series of preferred stock to elect one or more directors, the New Astra Board will be classified into three classes of directors with staggered terms of office.

Reasons for Approval of the Advisory Charter Proposals

Advisory Charter Proposal A — Changes in Share Capital

The Proposed Charter is intended to provide adequate authorized share capital to (i) accommodate the issuance of shares of New Astra Class A common stock and New Astra Class B common stock as part of the stock consideration in the Business Combination and (ii) provide flexibility for future issuances of shares of New Astra stock if determined by the New Astra board of directors to be in the best interests of New Astra after the consummation of the Business Combination without incurring the risk, delay and potential expense incident to obtaining stockholder approval for a particular issuance.

Advisory Charter Proposal B — Voting Rights of Common Stock

The Proposed Charter provides that holders of shares of New Astra Class B common stock will have 10 votes on each matter properly submitted to the stockholders entitled to vote. Because, upon consummation of the Business Combination, the Astra Founders will be the sole beneficial owner of shares of Class B common stock, and those shares are generally restricted from transfers, except in limited circumstances, this dual class stock structure provides the Astra Founders with the ability to control the outcome of matters requiring stockholder approval, even though he owns significantly less than a majority of the shares of our outstanding Class A and Class B common stock. We believe that our success rests on our ability to undertake a long-term view and the Astra Founders’ controlling interest will enhance New Astra’s ability to focus on long-term value creation and help insulate New Astra from short-term outside influences. the Astra Founders’ voting control also provides New Astra with flexibility to employ various financing and transaction strategies involving the issuance of equity securities, while maintaining the Astra Founders’ control.

Advisory Charter Proposal C — Limiting the Ability to Act by Written Consent

The Holicity Board believes that limiting the ability of stockholders to act by written consent after the time that the Astra Founders no longer beneficially owns at least a majority of the voting power of the capital stock of New Astra is appropriate to protect New Astra from unwarranted attempts to gain corporate control in its post-Business Combination phase. Prohibiting stockholders from taking action by written consent can limit unwarranted attempts to gain control by restricting stockholders from approving proposals unless such proposals are properly presented at a stockholder meeting called and held in accordance with the Proposed Charter and post-Business Combination bylaws.

Advisory Charter Proposal D — Required Vote to Amend the Charter

The Holicity Board believes that it is important to require a supermajority vote of New Astra Class B common stock, voting as a separate class, in order to amend provisions in the Proposed Charter relating to the voting and other rights of Class B common stock. As noted above, our dual class structure provides us with the ability to take a long-term view, and the Astra Founders’ controlling interest, including protections of this controlling interest, will enhance New Astra’s ability to focus on long-term value creation.

Advisory Charter Proposals E and F — Required Vote to Amend the Bylaws and Required Vote to Change Number of Directors

The Holicity Board believes that the supermajority voting requirements described in Advisory Charter Proposals E and F are appropriate to protect all stockholders of New Astra, if the Astra Founders cease to beneficially own shares of New Astra stock representing at least a majority of the total voting power. In reaching this conclusion, the Board is cognizant of the potential for certain stockholders to hold a substantial beneficial ownership of shares of common stock following the Business Combination, particularly after the time the Astra Founders cease to beneficially own shares of New Astra stock representing at least a majority of the voting power of the capital stock of New Astra. The Holicity Board further believes that going forward, if, and after, the Astra Founders cease to beneficially own shares of New Astra stock representing at least a majority of the voting power of the capital stock of New Astra, a supermajority voting requirement encourages the person seeking control of New Astra to negotiate with the New Astra board of directors to reach terms that are appropriate for all stockholders.

Advisory Charter Proposals G — Required Vote to Amend the Bylaws and Required Vote to Change Number of Directors

The Holicity Board believes that a classified board of directors (i) increases board continuity and the likelihood that experienced board members with familiarity of Astra’s business operations would serve on the board at any given time, (ii) ensures that control of the board would not abruptly shift in the event of a sudden acquisition of a substantial portion of Astra’s common stock by an unrelated person, group or entity and (iii) makes it more difficult for a potential acquiror or other person, group or entity to gain control of Astra’s board of directors.

Vote Required for Approval

Approval of each of the Advisory Charter Proposals, each of which is a non-binding vote, requires the affirmative vote of a majority of the votes cast by Holicity Stockholders present in person (which would include presence at the virtual Special Meeting) or represented by proxy at the Special Meeting and entitled to vote thereon. Abstentions and broker non-votes have no effect on the outcome of the proposal.

Recommendation of Holicity Board

THE HOLICITY BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT HOLICITY STOCKHOLDERS VOTE “FOR” THE APPROVAL OF EACH OF THE ADVISORY CHARTER PROPOSALS.

The existence of financial and personal interests of one or more of Holicity’s directors may result in a conflict of interest on the part of such director(s) between what they may believe is in the best interests of Holicity and its stockholders and what they may believe is best for himself or themselves in determining to recommend that stockholders vote for the proposals. See the section entitled “The Business Combination Proposal — Interests of Holicity’s Directors and Officers in the Business Combination” for a further discussion.

THE STOCK ISSUANCE PROPOSAL

Overview

Assuming the business combination proposal and each of the charter proposals are approved, our stockholders are also being asked to approve the stock issuance proposal.

Holicity’s units, shares of Holicity Class A common stock and public warrants are currently listed on Nasdaq and, as such, we are seeking stockholder approval for the issuance of (i) [●] shares of New Astra Class A common stock and [●] shares of New Astra Class B common stock in connection with the Business Combination, and (ii) 20,000,000 shares of Holicity Class A common stock to be issued in connection with the Subscription Agreements, as described in the accompanying proxy statement/prospectus, in order to comply with the applicable listing rules of Nasdaq.

Why Holicity Needs Stockholder Approval

We are seeking shareholder approval in order to comply with Nasdaq Listing Rules 5635(a), (b) and (d). Under Nasdaq Listing Rule 5635(a), shareholder approval is required prior to the issuance of securities in connection with the acquisition of another company if such securities are not issued in a public offering and (A) have, or will have upon issuance, voting power equal to or in excess of 20% of the voting power outstanding before the issuance of common stock (or securities convertible into or exercisable for common stock); or (B) the number of shares of common stock to be issued is or will be equal to or in excess of 20% of the number of shares of common stock outstanding before the issuance of the stock or securities. Collectively, Holicity may issue 20% or more of our outstanding common stock or 20% or more of the voting power, in each case outstanding before the issuance, pursuant to the issuance of common stock in connection with the Private Placement. Under Nasdaq Listing Rule 5635(b), shareholder approval is required when any issuance or potential issuance will result in a “change of control” of the issuer. Although Nasdaq has not adopted any rule on what constitutes a “change of control” for purposes of Rule 5635(b), Nasdaq has previously indicated that the acquisition of, or right to acquire, by a single investor or affiliated investor group, as little as 20% of the common stock (or securities convertible into or exercisable for common stock) or voting power of an issuer could constitute a change of control.

Under Nasdaq Listing Rule 5635(d), shareholder approval is required for a transaction other than a public offering involving the sale, issuance or potential issuance by an issuer of common stock (or securities convertible into or exercisable for common stock) at a price that is less than the greater of book or market value of the stock if the number of shares of common stock to be issued is or may be equal to 20% or more of the common stock, or 20% or more of the voting power, outstanding before the issuance.

Effect of the Proposal on Current Stockholders

In the event that this proposal is not approved by Holicity stockholders, the Business Combination may not be consummated. In the event that this proposal is approved by Holicity stockholders, but the Busines Combination Agreement is terminated (without the Business Combination being consummated) prior to the issuance of shares of Holicity Class A common stock pursuant to the Subscription Agreements, Holicity will not issue the shares of Holicity Class A common stock.

Vote Required for Approval

If the Business Combination Proposal is not approved, the Merger Issuance Proposal will not be presented at the Holicity Special Meeting. The approval of the Stock Issuance Proposal requires the majority of the votes cast by the Holicity Stockholders present in person (which would include presence at the virtual Special Meeting) or represented by proxy at the Holicity Special Meeting.

Failure to submit a proxy at the Holicity Special Meeting or a broker non-vote will have no effect on the Stock Issuance Proposal. However, Nasdaq considers abstentions as “votes cast” and, therefore, abstentions will have the same effect as votes “AGAINST” this proposal.

The Business Combination is conditioned upon the approval of the Stock Issuance Proposal, subject to the terms of the Business Combination Agreement. Notwithstanding the approval of the Stock Issuance Proposal, if the Business Combination is not consummated for any reason, the actions contemplated by the Stock Issuance Proposal will not be effected.

Holicity’s Sponsor has agreed to vote the Founder Shares and any public shares owned by them in favor of the Stock Issuance Proposal. See “Other Agreements — Sponsor Agreement” for more information.

Recommendation of the Holicity Board of Directors

HOLICITY’S BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT ITS STOCKHOLDERS VOTE “FOR” THE STOCK ISSUANCE PROPOSAL.

The existence of financial and personal interests of one or more of Holicity’s directors may result in a conflict of interest on the part of such director(s) between what they may believe is in the best interests of Holicity and its stockholders and what they may believe is best for himself or themselves in determining to recommend that stockholders vote for the proposals. See the section entitled “The Business Combination Proposal — Interests of Holicity’s Directors and Officers in the Business Combination” for a further discussion.

THE INCENTIVE PLAN PROPOSAL

Overview

Assuming that the Business Combination Proposal, the Charter Proposal and the Stock Issuance Proposals are approved, Holicity’s stockholders are also being asked to approve and adopt the Incentive Plan. A total of [●] shares of New Astra Class A common stock (which number will be equal to 10% of the number shares of New Astra immediately after the Closing, plus the number of shares underlying outstanding awards under the Astra Space, Inc. 2016 Equity Incentive Plan as of February 2, 2021) will be reserved for issuance under the Incentive Plan. Our board of directors has approved the Incentive Plan, subject to stockholder approval at the Holicity Special Meeting. The Incentive Plan is described in more detail below. A copy of the Incentive Plan is attached to this proxy statement/ prospectus as Annex F.

After careful consideration, the Holicity Board believes that approving the Incentive Plan is in the best interests of New Astra. The Incentive Plan promotes ownership in New Astra by its employees, non-employee directors and consultants, and aligns incentives between these service providers and stockholders by permitting these service providers to receive compensation in the form of awards denominated in, or based on the value of, our common stock. Therefore, the Holicity Board recommends that our stockholders approve the Incentive Plan.

Summary of the Incentive Plan

The following is a summary of the material features of the Incentive Plan. The summary is qualified in its entirety by reference to the complete text of the Incentive Plan attached as Annex F to this proxy statement/ prospectus.

Purpose

The purpose of the Incentive Plan is to advance our interests by providing for the grant to our employees, directors, consultants and advisors of stock and stock-based awards.

Administration

The Incentive Plan will be administered by our compensation committee, except with respect to matters that are not delegated to the compensation committee by our board of directors. The compensation committee (or board of directors, as applicable) will have the discretionary authority to interpret the Incentive Plan and any awards granted under it, determine eligibility for and grant awards, determine the exercise price, base value from which appreciation is measured or purchase price, if any, applicable to any award, determine, modify, accelerate and waive the terms and conditions of any award, determine the form of settlement of awards, prescribe forms, rules and procedures relating to the Incentive Plan and awards and otherwise to do all things necessary or desirable to carry out the purposes of the Incentive Plan or any award. The compensation committee may delegate such of its duties, powers and responsibilities as it may determine to one or more of its members, members of the board of directors and, to the extent permitted by law, our officers, and may delegate to employees and other persons such ministerial tasks as it deems appropriate. As used in this summary, the term “Administrator” refers to the compensation committee and its authorized delegates, as applicable.

Eligibility

Our employees, directors, consultants and advisors are eligible to participate in the Incentive Plan. Eligibility for stock options intended to be incentive stock options, or ISOs, is limited to our employees or employees of certain of our affiliates. Eligibility for stock options, other than ISOs, and stock appreciation rights, or SARs, is limited to individuals who are providing direct services to us or certain of our affiliates on the date of grant of the award. As of the date of this proxy statement/prospectus/consent solicitation, approximately [●] employees and [●] non-employee directors would be eligible to participate in the Incentive Plan, including all of our executive officers. In addition, certain consultants may, in the future, become eligible to participate in the Incentive Plan, though, as of the date of this proxy statement/prospectus, no grants to any consultants are expected.

Authorized shares

Subject to adjustment as described below, the maximum number of shares of our common stock that may be delivered in satisfaction of awards under the Incentive Plan is a number of shares equal to 10% of the number of issued and outstanding shares of New Astra common stock immediately after the Closing, plus the number of shares underlying outstanding awards under the Astra Space, Inc. 2016 Equity Incentive Plan as of February 2, 2021. Up to [●] shares of New Astra Class A common stock (which number will be equal to 10% of the number shares of New Astra immediately after the Closing, plus the number of shares underlying outstanding awards under the Astra Space, Inc. 2016 Equity Incentive Plan as of February 2, 2021) may be delivered in satisfaction of incentive stock options. The share pool will automatically increase on January 1 of each year from 2022 to 2031 by the lesser of 5% of the number of shares outstanding as of the close of business on the immediately preceding December 31 and the number of shares determined by New Astra’s board of directors on or prior to such date for such year. The number of shares of our common stock delivered in satisfaction of awards under the Incentive Plan is determined (i) by excluding shares withheld by us in payment of the exercise price or purchase price of the award or in satisfaction of tax withholding requirements with respect to the award, (ii) by including only the number of shares delivered in settlement of a SAR any portion of which is settled in shares of our common stock, and (iii) by excluding any shares underlying awards settled in cash or that expire, become unexercisable, terminate or are forfeited to us without the delivery (or retention, in the case of restricted stock or unrestricted stock) of shares of our common stock. The number of shares available for delivery under the Incentive Plan will not be increased by any shares that have been delivered under the Incentive Plan and are subsequently repurchased using proceeds directly attributable to stock option exercises.

Shares that may be delivered under the Incentive Plan may be authorized but unissued shares, treasury shares or previously issued shares acquired by us.

Director limits

The aggregate value of all compensation granted or paid to any of our non-employee directors with respect to any calendar year, including awards under the Incentive Plan, for his or her services as a director during such calendar year, may not exceed $750,000 ($1 million with respect to the director’s first year of service) with the value of any awards under the Incentive Plan calculated based on their grant date fair value and assuming maximum payout.

Types of awards

The Incentive Plan provides for the grant of stock options, SARs, restricted and unrestricted stock and stock units, performance awards and other awards that are convertible into or otherwise based on our common stock. Dividend equivalents may also be provided in connection with certain awards under the Incentive Plan, provided that any dividend equivalents will be subject to the same risk of forfeiture, if any, as applies to the underlying award.

●	Stock options and SARs. The Administrator may grant stock options, including ISOs, and SARs. A stock option is a right entitling the holder to acquire shares of our common stock upon payment of the applicable exercise price. A SAR is a right entitling the holder upon exercise to receive an amount (payable in cash or shares of equivalent value) equal to the excess of the fair market value of the shares subject to the right over the base value from which appreciation is measured. The exercise price per share of each stock option, and the base value of each SAR, granted under the Incentive Plan shall be no less than 100% of the fair market value of a share on the date of grant (110% in the case of certain ISOs). Other than in connection with certain corporate transactions or changes to our capital structure, stock options and SARs granted under the Incentive Plan may not be repriced, amended, or substituted for with new stock options or SARs having a lower exercise price or base value, nor may any consideration be paid upon the cancellation of any stock options or SARs that have a per share exercise or base price greater than the fair market value of a share on the date of such cancellation, in each case, without stockholder approval. Each stock option and SAR will have a maximum term of not more than ten years from the date of grant (or five years, in the case of certain ISOs).

●	Restricted and unrestricted stock and stock units. The Administrator may grant awards of stock, stock units, restricted stock and restricted stock units. A stock unit is an unfunded and unsecured promise, denominated in shares, to deliver shares or cash measured by the value of shares in the future, and a restricted stock unit is a stock unit that is subject to the satisfaction of specified performance or other vesting conditions. Restricted stock are shares subject to restrictions requiring that they be forfeited, redelivered or offered for sale to us if specified performance or other vesting conditions are not satisfied.

●	Performance awards. The Administrator may grant performance awards, which are awards subject to the achievement of performance criteria.

●	Other share-based awards. The Administrator may grant other awards that are convertible into or otherwise based on shares of our common stock, subject to such terms and conditions as it determines.

●	Substitute awards. The Administrator may grant substitute awards in connection with certain corporate transactions, which may have terms and conditions that are inconsistent with the terms and conditions of the Incentive Plan.

Vesting; terms of awards

The Administrator determines the terms and conditions of all awards granted under the Incentive Plan, including the time or times an award vests or becomes exercisable, the terms and conditions on which an award remains exercisable, and the effect of termination of a participant’s employment or service on an award. The Administrator may at any time accelerate the vesting or exercisability of an award. The Administrator may cancel, rescind, withhold or otherwise limit or restrict any award if a participant is not in compliance with all applicable provisions of the Incentive Plan and/or any award agreement evidencing the grant of an award, or if the participant breaches any restrictive covenants.

Transferability of awards

Except as the Administrator may otherwise determine, awards may not be transferred other than by will or by the laws of descent and distribution.

Effect of certain transactions

In the event of certain covered transactions (including the consummation of a consolidation, Business Combination or similar transaction, the sale of all or substantially all of our assets or shares of our common stock, or our dissolution or liquidation), the Administrator may, with respect to outstanding awards, provide for (in each case, on such terms and subject to such conditions as it deems appropriate):

●	The assumption, substitution or continuation of some or all awards (or any portion thereof) by the acquiror or surviving entity;

●	The acceleration of exercisability or delivery of shares in respect of any award, in full or in part; and/or

●	The cash payment in respect of some or all awards (or any portion thereof) equal to the difference between the fair market value of the shares subject to the award and its exercise or base price, if any.

Except as the Administrator may otherwise determine, each award will automatically terminate or be forfeited immediately upon the consummation of the covered transaction, other than awards that are substituted for, assumed, or that continue following the covered transaction.

Adjustment provisions

In the event of certain corporate transactions, including a stock dividend, stock split or combination of shares (including a reverse stock split), recapitalization or other change in our capital structure, the Administrator shall make appropriate adjustments to the maximum number of shares that may be delivered under the Incentive Plan, the individual award limits, the number and kind of securities subject to, and, if applicable, the exercise or purchase prices (or base values) of outstanding awards, and any other provisions affected by such event.

Clawback

The Administrator may provide that any outstanding award, the proceeds of any award or shares acquired thereunder and any other amounts received in respect of any award or shares acquired thereunder will be subject to forfeiture and disgorgement to us, with interest and other related earnings, if the participant to whom the award was granted is not in compliance with any provision of the Incentive Plan or any award, any non-competition, non-solicitation, no-hire, non-disparagement, confidentiality, invention assignment or other restrictive covenant, or any company policy that relates to trading on non-public information and permitted transactions with respect to shares of our common stock or provides for forfeiture, disgorgement or clawback, or as otherwise required by law or applicable stock exchange listing standards.

Amendments and termination

The Administrator may at any time amend the Incentive Plan or any outstanding award and may at any time suspend or terminate the Incentive Plan as to future grants. However, except as expressly provided in the Incentive Plan, the Administrator may not alter the terms of an award so as to materially and adversely affect a participant’s rights without the participant’s consent (unless the Administrator expressly reserved the right to do so in the applicable award agreement). Any amendments to the Incentive Plan will be conditioned on stockholder approval to the extent required by applicable law, regulations or stock exchange requirements.

Term

No awards shall be granted under the Incentive Plan after the completion of ten years from the date on which the Incentive Plan is approved by the board of directors or approved by our stockholders (whichever is earlier), but awards previously granted may extend beyond that time.

Federal Income Tax Consequences of the Incentive Plan

The following is a summary of U.S. federal income tax consequences associated with awards granted under the Incentive Plan. The summary does not purport to cover federal employment tax or other U.S. federal tax consequences that may be associated with the Incentive Plan, nor does it cover state, local or non-U.S. taxes, except as may be specifically noted. The Incentive Plan is not subject to the Employee Retirement Income Security Act of 1974, as amended, and is not intended to be qualified under Section 401(a) of the Internal Revenue Code of 1986, as amended (the “Code”).

Stock Options (other than ISOs)

In general, a participant has no taxable income upon the grant of a stock option that is not intended to be an ISO (an “NSO”) but realizes income in connection with the exercise of the NSO in an amount equal to the excess (at the time of exercise) of the fair market value of the shares acquired upon exercise over the exercise price. A corresponding deduction is generally available to us, subject to the limitations set forth in the Code. Upon a subsequent sale or exchange of the shares, any recognized gain or loss is treated as a capital gain or loss for which we are not entitled to a deduction.

ISOs

In general, a participant realizes no taxable income upon the grant or exercise of an ISO. However, the exercise of an ISO may result in an alternative minimum tax liability to the participant. With some exceptions, a disposition of shares purchased pursuant to an ISO within two years from the date of grant or within one year after exercise produces ordinary income to the participant (and generally a deduction to us, subject to the limitations set forth in the Code) equal to the value of the shares at the time of exercise less the exercise price. Any additional gain recognized in the disposition is treated as a capital gain for which we are not entitled to a deduction. If the participant does not dispose of the shares until after the expiration of these one and two-year holding periods, any gain or loss recognized upon a subsequent sale of shares purchased pursuant to an ISO is treated as a long-term capital gain or loss for which we are not entitled to a deduction.

SARs

The grant of a stock appreciation right (“SAR”) does not itself result in taxable income, nor does taxable income result merely because a SAR becomes exercisable. In general, a participant who exercises a SAR for shares of stock or receives payment in cancellation of a SAR will have ordinary income equal to the amount of any cash and the fair market value of any stock received upon such exercise. A corresponding deduction is generally available to us, subject to the limitations set forth in the Code.

Unrestricted Stock Awards

A participant who purchases or is awarded unrestricted stock generally has ordinary income equal to the excess of the fair market value of the shares at that time over the purchase price, if any, and a corresponding deduction is generally available to us, subject to the limitations set forth in the Code.

Restricted Stock Awards

A participant who is awarded or purchases shares subject to a substantial risk of forfeiture generally does not have income until the risk of forfeiture lapses. When the risk of forfeiture lapses, the participant has ordinary income equal to the excess of the fair market value of the shares at that time over the purchase price, if any, and a corresponding deduction is generally available to us, subject to the limitations set forth in the Code. However, a participant may make an election under Section 83(b) of the Code to be taxed on restricted stock when it is acquired rather than later, when the substantial risk of forfeiture lapses. A participant who makes an effective 83(b) election will realize ordinary income equal to the fair market value of the shares as of the time of acquisition less any price paid for the shares. A corresponding deduction will generally be available to us, subject to the limitations set forth in the Code. If a participant makes an effective 83(b) election, no additional income results by reason of the lapsing of the restrictions.

For purposes of determining capital gain or loss on a sale of shares awarded under the Incentive Plan, the holding period in the shares begins when the participant recognizes taxable income with respect to the transfer. The participant’s tax basis in the shares equals the amount paid for the shares plus any income realized with respect to the transfer. However, if a participant makes an effective 83(b) election and later forfeits the shares, the tax loss realized as a result of the forfeiture is limited to the excess of what the participant paid for the shares (if anything) over the amount (if any) realized in connection with the forfeiture.

Restricted Stock Units

The grant of a restricted stock unit does not itself generally result in taxable income. Instead, the participant is taxed upon vesting (and a corresponding deduction is generally available to us, subject to the limitations set forth in the Code), unless he or she has made a proper election to defer receipt of the shares (or cash if the award is cash settled) under Section 409A of the Code. If the shares delivered are restricted for tax purposes, the participant will instead be subject to the rules described above for restricted stock.

Application of Section 409A of the Code

Section 409A of the Code imposes an additional 20% tax and interest on an individual receiving non-qualified deferred compensation under a plan that fails to satisfy certain requirements.

While the awards to be granted pursuant to the Incentive Plan are expected to be designed in a manner intended to comply with the requirements of Section 409A of the Code, if they are not exempt from coverage under such section, if they do not, a participant could be subject to additional taxes and interest.

New Plan Benefits

As of the date hereof, no awards have been granted under the Incentive Plan. If the Incentive Plan Proposal is approved, it is anticipated that the plan administrator will approve the issuance of restricted stock units to certain employees of New Astra following the Business Combination, including in connection with the commencement of employment of newly hired employees. These prospective awards are summarized in the table below. Additional grants under the Incentive Plan will be made at the discretion of the plan administrator and are not yet determinable.

Astra Space, Inc. 2021 Omnibus Incentive Plan
Name and Position	Dollar Value ($)	Number of Units
Chief Executive Officer
Chief Financial Officer
Executive Group
Non-Executive Director Group
Non-Executive Officer Employee Group

Registration with the SEC

If the Incentive Plan is approved by our stockholders and becomes effective, New Astra is expected to file a registration statement on Form S-8 registering the shares reserved for issuance under the Incentive Plan as soon as reasonably practicable after becoming eligible to use such form.

Equity Compensation Plan Information

Holicity did not maintain, or have any securities authorized for issuance under, any equity compensation plans as of December 31, 2020.

Vote Required for Approval

The approval of the Incentive Plan Proposal requires the affirmative vote of a majority of the votes cast by Holicity Stockholders present in person (which would include presence at the virtual Special Meeting) or represented by proxy at the Special Meeting and entitled to vote thereon. Failure to submit a proxy at the Holicity Special Meeting and a broker non-vote will have no effect on the outcome of the Incentive Plan Proposal. However, Nasdaq considers abstentions as “votes cast” and, therefore, abstentions will have the same effect as votes “AGAINST” this proposal. The Incentive Plan Proposal is conditioned upon the approval of the Business Combination Proposal, the Charter Proposal and the Stock Issuance Proposals. If the Business Combination Proposal, the Charter Proposal or the Stock Issuance Proposals are not approved, the Incentive Plan Proposal will have no effect, even if approved by our stockholders.

Recommendation of the Board of Directors

THE HOLICITY BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT HOLICITY STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE INCENTIVE PLAN PROPOSAL.

THE ADJOURNMENT PROPOSAL

Overview

The Adjournment Proposal, if adopted, will allow Holicity’s board of directors to adjourn the Holicity Special Meeting to a later date or dates, if necessary, to permit further solicitation of proxies if, based upon the tabulated vote at the time of the Holicity Special Meeting, there are not sufficient votes to approve the Business Combination Proposal, the Charter Proposals, the Stock Issuance Proposal or the Incentive Plan Proposal, or holders of Holicity Class A common stock have elected to redeem an amount of Holicity Class A common stock such that Holicity would have less than $5,000,001 of net tangible assets or the Minimum Cash Condition would not be satisfied or waived by Astra. In no event will Holicity’s board of directors adjourn the Holicity Special Meeting or consummate the Business Combination beyond the date by which it may properly do so under Holicity’s existing charter and Delaware law.

Consequences if the Adjournment Proposal is Not Approved

If the Adjournment Proposal is not approved by Holicity’s stockholders, Holicity’s board of directors may not be able to adjourn the Holicity Special Meeting to a later date in the event that there are insufficient votes for the approval of the Business Combination Proposal, the Charter Proposals, the Stock Issuance Proposal or the Incentive Plan Proposal, or holders of Holicity Class A common stock have elected to redeem an amount of Holicity Class A common stock such that Holicity would have less than $5,000,001 of net tangible assets or the Minimum Cash Condition would not be satisfied or waived by Astra, and may be unable to consummate the Business Combination. If we do not consummate the Business Combination and fail to complete an initial business combination by August 7, 2022 (subject to the requirements of law), we will be required to dissolve and liquidate our Trust Account by returning the then remaining funds in such account to the public stockholders.

Vote Required for Approval

The approval of the Adjournment Proposal requires the majority of the votes cast by the Holicity Stockholders present in person (which would include presence at the virtual Special Meeting) or represented by proxy at the Holicity Special Meeting.

Failure to submit a proxy or to vote in person at the Holicity Special Meeting, an abstention from voting or a broker non-vote will have no effect on the Adjournment Proposal.

The Business Combination is not conditioned upon the approval of the Adjournment Proposal.

The Sponsor has agreed to vote the Founder Shares and any public shares owned by them in favor of the Adjournment Proposal (if necessary). See “Other Agreements — Sponsor Agreement” for more information.

Recommendation of the Board of Directors

HOLICITY’S BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT ITS STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE ADJOURNMENT PROPOSAL.

The existence of financial and personal interests of one or more of Holicity’s directors may result in a conflict of interest on the part of such director(s) between what they may believe is in the best interests of Holicity and its stockholders and what they may believe is best for himself or themselves in determining to recommend that stockholders vote for the proposals. See the section entitled “The Business Combination Proposal — Interests of Holicity’s Directors and Officers in the Business Combination” for a further discussion.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Defined terms included below have the same meaning as terms defined and included elsewhere in this proxy statement/ prospectus.

The following unaudited pro forma condensed combined financial information present the combination of the financial information of Holicity and Astra adjusted to give effect to the Business Combination and related transactions. The following unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X.

The unaudited pro forma condensed combined balance sheet as of December 31, 2020 combines the historical balance sheet of Holicity and the historical balance sheet of Astra on a pro forma basis as if the Business Combination and related transactions, summarized below, had been consummated on December 31, 2020. The unaudited pro forma condensed combined statements of operations for the year ended December 31, 2020 combine the historical statements of operations of Holicity and historical statements of operations of Astra for such periods on a pro forma basis as if the Business Combination and related transactions, summarized below, had been consummated on January 1, 2020, the beginning of the earliest period presented:

●	the merger of Astra with and into Merger Sub, a wholly owned subsidiary of Holicity, with Astra surviving the merger as a wholly-owned subsidiary of Holicity; and

●	the issuance and sale of 20,000,000 shares of Holicity Class A common stock for a purchase price of $10.00 per share and an aggregate purchase price of $200 million in the Private Placement pursuant to the Subscription Agreements.

The unaudited pro forma condensed combined financial statements have been developed from and should be read in conjunction with:

●	the accompanying notes to the unaudited pro forma condensed combined financial statements;

●	the historical unaudited financial statements of Holicity as of December 31, 2020 and for the period from June 2, 2020 (inception) through December 31, 2020 and the related notes included elsewhere in this proxy statement/ prospectus;

●	the historical audited financial statements of Astra as of and for the year ended December 31, 2020 and the related notes included elsewhere in this proxy statement/ prospectus;

●	the discussion of the financial condition and results of operations of Holicity and Astra in the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Holicity” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Astra,” respectively; and

●	other information relating to Holicity and Astra contained in this proxy statement/ prospectus, including the Business Combination Agreement and the description of certain terms thereof set forth in the section entitled “The Business Combination.”

Pursuant to Holicity’s Current Charter, public stockholders are being offered the opportunity to redeem, upon the closing of the Business Combination, shares of Holicity Common Stock then held by them for cash equal to their pro rata share of the aggregate amount on deposit (as of two business days prior to the Closing) in the Trust Account. For illustrative purposes, based on the fair value of marketable securities held in the Trust Account as of December 31, 2020 of approximately $300.0 million, the estimated per share redemption price would have been approximately $10.00 per share.

The unaudited pro forma condensed combined financial statements present two redemption scenarios as follows:

●	Assuming No Redemption — this scenario assumes that no shares of Holicity Common Stock are redeemed; and

●	Assuming Maximum Redemption — this scenario assumes that [●] shares of Holicity Class A Common Stock are redeemed for an aggregate payment of approximately $[●] million (based on the estimated per share redemption price of approximately $10.00 per share) from the Trust Account. The Business Combination Agreement includes a condition to closing the Business Combination that, at the Closing, Holicity will have a minimum of $250.0 million in cash comprising (i) the cash held in the trust account after giving effect to the Holicity share redemptions and (ii) proceeds from the Private Placement.

Notwithstanding the legal form of the Business Combination pursuant to the Business Combination Agreement, the Business Combination will be accounted for as a reverse recapitalization in accordance with GAAP. Under this method of accounting, Holicity is treated as the acquired company and Astra is treated as the acquirer for financial statement reporting purposes. Astra has been determined to be the accounting acquirer based on evaluation of the following facts and circumstances:

●	Astra’s existing stockholders will have the greatest voting interest in the combined entity under the no and maximum redemption scenarios with over 95% of the voting interest in each scenario;

●	The largest individual minority stockholder of the combined entity is an existing stockholder of Astra;

●	[Astra’s directors will represent the majority of the new board of directors of the combined company]; and

●	Astra’s senior management will be the senior management of the combined company.

Assumptions and estimates underlying the unaudited pro forma adjustments set forth in the unaudited pro forma condensed combined financial statements are described in the accompanying notes. The unaudited pro forma condensed combined financial statements have been presented for illustrative purposes only and are not necessarily indicative of the operating results and financial position that would have been achieved had the Business Combination occurred on the dates indicated. Further, the unaudited pro forma condensed combined financial statements do not purport to project the future operating results or financial position of Holicity following the completion of the Business Combination. The unaudited pro forma adjustments represent Holicity’s management’s estimates based on information available as of the date of these unaudited pro forma condensed combined financial statements and are subject to change as additional information becomes available and analyses are performed.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET
AS OF DECEMBER 31, 2020

(in thousands)

	As of December 31, 2020		Transaction Accounting Adjustments (Assuming		As of December 31, 2020 Pro Forma Combined (Assuming	Transaction Accounting Adjustments (Assuming		As of December 31, 2020 Pro Forma Combined (Assuming
	Holicity (Historical)	Astra (Historical)	No Redemptions)		No Redemptions)	Maximum Redemptions)		Maximum Redemptions)
Assets
Cash and cash equivalents				(a)
(b)
(c)
(d)
(e)
(f)
(g)
(h)
Prepaid expenses and other current assets
Total current assets
Cash and investments held in Trust Account				(a)
Property and equipment, net
Other long-term assets
Total assets

Liabilities
Accounts payable and accrued expenses				(h)
Other current liabilities				(i)
Total current liabilities
Deferred underwriting compensation				(b)
Other long-term liabilities
Total liabilities

Commitments and contingencies

Class A common shares subject to possible redemption				(j)	-	-		-
Redeemable convertible preferred stock				(f)	-	-		-
(i)
(k)
Stockholders’ equity (deficit)
Preferred Stock				(k)	-	-		-
Class A common Stock	-	-		(e)			(p)
				(j)			(m)
(l)
(m)
Class B common Stock				(l)
(m)
Common Stock				(g)			(g)
				(k)			(m)
(m)
Additional paid in capital				(c)			(m)
				(e)			(p)
(j)
(k)
(m)
(n)
(o)
Retained earnings (accumulated deficit)				(d)			(g)
(g)
(n)
(o)
Total stockholders’ equity (deficit)
Total liabilities and stockholders’ equity

[See accompanying notes to unaudited pro forma condensed combined financial information.]

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2020

(in thousands, except share and per share data)

	Year Ended		Transaction Accounting Adjustments	Year Ended December 31, 2020 Pro Forma Combined	Transaction Accounting Adjustments	Year Ended December 31, 2020 Pro Forma Combined
	December 31, 2020		(Assuming	(Assuming	(Assuming	(Assuming
	Holicity	Astra	No	No	Maximum	Maximum
	(Historical)	(Historical)	Redemptions)	Redemptions)	Redemptions)	Redemptions)
Revenue

Operating expenses:
Cost of revenue
Research and development
Sales and marketing
General and administrative
Total operating expenses
Loss from operations
Other income (expense)
Interest expense, net
Other income (expense), net
Total other income (expense)
Loss before income taxes
Provision for income taxes
Net income (loss)
Remeasurement of redeemable convertible preferred stock
Net income (loss) attributable to common stockholders

Basic and diluted weighted average shares outstanding - Class A and Class B
Basic and diluted net loss per share - Class A and Class B

[See accompanying notes to unaudited pro forma condensed combined financial information.]

OTHER INFORMATION RELATED TO HOLICITY

Introduction

Holicity is a blank check company incorporated on June 2, 2020 as a Delaware corporation whose business purpose is to effect a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. Prior to executing the Business Combination Agreement, Holicity’s efforts were limited to organizational activities, completion of its Initial Public Offering and the evaluation of possible business combinations.

Initial Public Offering

Holicity has neither engaged in any operations nor generated any revenue to date. Based on Holicity’s business activities, Holicity is a “shell company” as defined under the Exchange Act because it has no operations and assets consisting almost entirely of cash.

On August 7, 2020, Holicity consummated its Initial Public Offering of 27,500,000 units. Additionally, Holicity granted the underwriters a 45-day option from the date of the final prospectus relating to the Initial Public Offering to purchase up to 4,125,000 additional units to cover over-allotments, if any, at the Initial Public Offering price, less underwriting discounts and commissions. On August 11, 2020, the underwriters purchased 2,500,000 over-allotment units pursuant to the partial exercise of the Over-Allotment Option. The underwriters did not exercise the remaining portion of their Over-Allotment Option.

Each unit consists of one share of Class A common stock and one-third of one redeemable warrant. Each whole warrant entitles the holder thereof to purchase one share of Class A common stock for $11.50 per share, subject to adjustment. The units were sold at an offering price of $10.00 per unit, generating gross proceeds, before expenses, of $300,000,000. On June 4, 2020 Pendrell purchased an aggregate of 7,187,500 Founder Shares in exchange for payment of certain offering costs of $25,000, or approximately $0.003 per share. Pendrell transferred such shares to the Sponsor on June 9, 2020. In July 2020, the Sponsor transferred 30,000 founder shares to the independent director nominees of Holicity, 150,000 Founder Shares to Craig O. McCaw, 100,000 Founder Shares to Randy Russell, 80,000 Founder Shares to R. Gerard Salemme, 40,000 Founder Shares to Steve Ednie and 239,000 to other directors, officers, employees and consultants of Pendrell, in each case for approximately the same per-share price initially paid by our sponsor, resulting in the Sponsor holding 6,488,500 Founder Shares. On August 4, 2020, Holicity effectuated a 1.1-for-1 Class B common stock split resulting in an aggregate of 7,906,250 Founder Shares outstanding. As a result of the partial exercise of the Over-Allotment Option, the Initial Stockholders forfeited 406,250 shares, resulting in the Initial Stockholders holding an aggregate of 7,500,000 shares of Class B common stock, of which 6,731,100 are held by the Sponsor. The shares forfeited by the Initial Stockholders were cancelled by Holicity.

The number of Founder Shares issued was determined based on the expectation that the Initial Public Offering would be a maximum of 30,000,000 units and therefore that such Founder Shares would represent, on an as-converted basis, 20% of the outstanding shares of Class A common stock under the Initial Public Offering.

Simultaneously with the consummation of the Initial Public Offering and the sale of the over-allotment units, Holicity consummated the private sale of an aggregate of 5,333,333 Private Placement Warrants, each exercisable to purchase one share of Holicity Class A common stock at $11.50 per share, to Sponsor at a price of $1.50 per Private Placement Warrant, generating gross proceeds, before expenses, of approximately $8,000,000. The Private Placement Warrants are identical to the warrants included in the units sold in the Initial Public Offering, except that, so long as they are held by their initial purchasers or their permitted transferees, (i) they will not be redeemable by Holicity, (ii) they (including the shares of Class A common stock issuable upon exercise of these warrants) may not, subject to certain limited exceptions, be transferred, assigned or sold until 30 days after Holicity completes its initial business combination, (iii) they may be exercised by the holders on a cashless basis and (iv) they will be entitled to registration rights.

Upon the closing of the Initial Public Offering and the Private Placement Warrants, $300,000,000 was placed in a Trust Account maintained by Continental Stock Transfer & Trust Company, acting as trustee. Except for the withdrawal of interest to pay taxes, if any, the Current Charter provides that none of the funds held in trust will be released from the Trust Account until the earlier of (i) the completion of an initial business combination, (ii) the redemption of any of the public shares properly submitted in connection with a stockholder vote to amend the Current Charter to modify the substance or timing of Holicity’s obligation to redeem 100% of the public shares if Holicity does not complete an Initial Public Offering within 24 months from the closing of its Initial Public Offering or with respect to any other material provisions relating to stockholders’ rights or pre-initial business combination activity or (iii) the redemption of 100% of the public shares if Holicity is unable to complete an initial business combination within 24 months from the closing of Holicity’s Initial Public Offering, subject to applicable law. The proceeds held in the Trust Account may only be invested in United States “government securities” within the meaning of Section 2(a)(16) of the Investment Company Act of 1940, as amended (the “Investment Company Act”), having a maturity of 185 days or less or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act which invest only in direct U.S. government treasury obligations.

The net proceeds deposited into the Trust Account remain on deposit in the Trust Account earning interest. As of December 31, 2020, there was $300,046,957 in investments and cash held in the Trust Account.

Fair Market Value of Astra’s Business

Holicity’s initial business combination must occur with one or more target businesses that together have an aggregate fair market value of at least 80% of the assets held in the Trust Account (excluding the deferred underwriting commissions and taxes payable on the income earned on the Trust Account) at the time of the agreement to enter into the Business Combination. Holicity will not complete a business combination unless it acquires a controlling interest in a target company or is otherwise not required to register as an investment company under the Investment Company Act. Holicity’s board of directors determined that this test was met in connection with the proposed Business Combination.

Stockholder Approval of Business Combination

Under the Current Charter, in connection with any proposed business combination, Holicity must seek stockholder approval of an initial business combination at a meeting called for such purpose at which public stockholders may seek to redeem their public shares, subject to the limitations described in the prospectus for Holicity’s Initial Public Offering. Accordingly, in connection with the Business Combination, the Holicity Stockholders may seek to redeem the public shares that they hold in accordance with the procedures set forth in this proxy statement/prospectus.

Voting Restrictions in Connection with Stockholder Meeting

In connection with Holicity’s Initial Public Offering, Holicity’s Initial Stockholders entered into a letter agreement to vote their shares in favor of the Business Combination Proposal and Holicity also expects them to vote their shares in favor of all other proposals being presented at the Special Meeting. As of the date hereof, Holicity’s Initial Stockholders own 20% of the total outstanding Holicity Shares.

At any time prior to the Special Meeting, during a period when they are not then aware of any material nonpublic information regarding Holicity or its securities, the Holicity Initial Stockholders, Astra and/or its affiliates and the Astra Founders and/or its affiliates may purchase shares and/or warrants from investors, or they may enter into transactions with such investors and others to provide them with incentives to acquire shares of Holicity Class A common stock or vote their shares in favor of the Business Combination Proposal. The purpose of such share purchases and other transactions would be to increase the likelihood that (i) the proposals presented to stockholders for approval at the Special Meeting are approved and/or (ii) Holicity Satisfy the Minimum Cash Condition. Any such stock purchases and other transactions may thereby increase the likelihood of obtaining stockholder approval of the Business Combination. This may result in the completion of the Business Combination in a way that may not otherwise have been possible. While the exact nature of any such incentives has not been determined as of the date of this proxy statement/ prospectus, they might include, without limitation, arrangements to protect such investors or holders against potential loss in value of their shares, including the granting of put options and the transfer to such investors or holders of shares or rights owned by Holicity’s Initial Stockholders for nominal value.

Liquidation if No Business Combination

Holicity has until August 7, 2022 to complete an initial business combination. If it is unable to complete its initial business combination by that date (or such later date as its stockholders may approve in accordance with the Current Charter), Holicity will: (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than 10 business days thereafter, redeem the public shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account (less taxes payable and up to $100,000 of interest to pay dissolution expenses), divided by the number of then issued and outstanding public shares, which redemption will completely extinguish public stockholders’ rights as stockholders (including the right to receive further liquidating distributions, if any) and (iii) as promptly as reasonably possible following such redemption, subject to the approval of Holicity’s remaining stockholders and its board of directors, liquidate and dissolve, subject, in each case, to Holicity’s obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law. There will be no redemption rights or liquidating distributions with respect to the Private Placement Warrants, which will expire worthless if Holicity fails to complete its initial business combination by August 7, 2022.

Holicity’s Initial Stockholders have entered into a letter agreement with it, pursuant to which they have waived their rights to liquidating distributions from the Trust Account with respect to their Founder Shares if Holicity fails to complete its initial business combination within the required time frame. However, if Holicity’s Initial Stockholders acquire public shares in or after the Initial Public Offering, they will be entitled to liquidating distributions from the Trust Account with respect to such public shares if Holicity fails to complete its initial business combination by August 7, 2022.

The Sponsor and Holicity’s officers and directors have also agreed, pursuant to a written agreement with Holicity, that they will not propose any amendment to the Current Charter that would affect the substance or timing of Holicity’s obligation to redeem 100% of the public shares if it does not complete its initial business combination by August 7, 2022 or with respect to any other material provisions relating to stockholders’ rights or pre-initial business combination activity, unless Holicity provides its public stockholders with the opportunity to redeem their public shares upon approval of any such amendment at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to it to pay its taxes, divided by the number of then issued and outstanding public shares. However, Holicity may not redeem the public shares in an amount that would cause its net tangible assets to be less than $5,000,001 (so that it is not subject to the SEC’s “penny stock” rules).

Holicity expects that all costs and expenses associated with implementing its plan of dissolution, as well as payments to any creditors, will be funded from amounts remaining out of the approximately $1,000,000 of proceeds held outside the Trust Account, although it cannot assure you that there will be sufficient funds for such purpose. However, if those funds are not sufficient to cover the costs and expenses associated with implementing the plan of dissolution, to the extent that there is any interest accrued in the Trust Account not required to pay taxes on interest income earned on the Trust Account balance, Holicity may request the trustee to release to it an additional amount of up to $100,000 of such accrued interest to pay those costs and expenses.

If Holicity was to expend all of the net proceeds of its Initial Public Offering, other than the proceeds deposited in the Trust Account, and without taking into account interest, if any, earned on the Trust Account, the per-share redemption amount received by stockholders upon its dissolution would be $10.00. The proceeds deposited in the Trust Account could, however, become subject to the claims of its creditors, which would have higher priority than the claims of its public stockholders. Holicity cannot assure you that the actual per-share redemption amount received by stockholders will not be less than $10.00. While Holicity intends to pay such amounts, if any, it cannot assure you that it will have funds sufficient to pay or provide for all creditors’ claims.

Although Holicity will seek to have all vendors, service providers, prospective target businesses and other entities with which it does business execute agreements with it waiving any right, title, interest or claim of any kind in or to any monies held in the Trust Account for the benefit of its public stockholders, there is no guarantee that they will execute such agreements or even if they execute such agreements that they would be prevented from bringing claims against the Trust Account including but not limited to fraudulent inducement, breach of fiduciary responsibility or other similar claims, as well as claims challenging the enforceability of the waiver, in each case in order to gain an advantage with respect to a claim against Holicity’s assets, including the funds held in the Trust Account. If any third party refuses to execute an agreement waiving such claims to the monies held in the Trust Account, Holicity’s management will perform an analysis of the alternatives available to it and will only enter into an agreement with a third party that has not executed a waiver if management believes that such third party’s engagement would be significantly more beneficial to Holicity than any alternative. Examples of possible instances where Holicity may engage a third party that refuses to execute a waiver include the engagement of a third-party consultant whose particular expertise or skills are believed by management to be significantly superior to those of other consultants that would agree to execute a waiver or in cases where management is unable to find a service provider willing to execute a waiver. As of the date of this proxy statement/prospectus, Holicity is not a party to any agreement that does not contain such a waiver. In addition, there is no guarantee that such entities will agree to waive any claims they may have in the future as a result of, or arising out of, any negotiations, contracts or agreements with Holicity and will not seek recourse against the Trust Account for any reason. In order to protect the amounts held in the Trust Account, our Sponsor has agreed that it will be liable to Holicity if and to the extent any claims by a third party for services rendered or products sold to Holicity, or a prospective target business with which Holicity has entered into a written letter of intent, confidentiality or other similar agreement or business combination agreement, reduce the amount of funds in the Trust Account to below the lesser of (i) $10.00 per public share and (ii) the actual amount per public share held in the Trust Account as of the date of the liquidation of the Trust Account, if less than $10.00 per share due to reductions in the value of the trust assets, less taxes payable; provided that such liability will not apply to any claims by a third party or prospective target business who executed a waiver of any and all rights to monies held in the Trust Account (whether or not such waiver is enforceable) nor will it apply to any claims under Holicity’s indemnity of the underwriters of its Initial Public Offering against certain liabilities, including liabilities under the Securities Act. However, Holicity has not asked our Sponsor to reserve for such indemnification obligations, nor has Holicity independently verified whether our Sponsor has sufficient funds to satisfy its indemnity obligations and Holicity believes that our Sponsor’s only assets are Holicity’s securities. Therefore, Holicity cannot assure you that our Sponsor would be able to satisfy those obligations. As a result, if any such claims were successfully made against the Trust Account, the funds available for the Business Combination and redemptions could be reduced to less than $10.00 per public share. In such event, Holicity may not be able to complete the Business Combination, and Holicity’s public stockholders would receive such lesser amount per share in connection with any redemption of their public shares. None of Holicity’s officers or directors will indemnify Holicity for claims by third parties including, without limitation, claims by vendors and prospective target businesses.

In the event that the proceeds in the Trust Account are reduced below the lesser of (i) $10.00 per public share and (ii) the actual amount per public share held in the Trust Account as of the date of the liquidation of the Trust Account if less than $10.00 per share due to reductions in the value of the trust assets, in each case less taxes payable, and our Sponsor asserts that it is unable to satisfy its indemnification obligations or that it has no indemnification obligations related to a particular claim, Holicity’s independent directors would determine whether to take legal action against our Sponsor to enforce its indemnification obligations. While Holicity currently expects that its independent directors would take legal action on its behalf against our Sponsor to enforce its indemnification obligations to Holicity, it is possible that Holicity’s independent directors in exercising their business judgment may choose not to do so in any particular instance. Accordingly, Holicity cannot assure you that due to claims of creditors the actual value of the per-share redemption price will not be less than $10.00 per share.

Holicity will seek to reduce the possibility that our Sponsor will have to indemnify the Trust Account due to claims of creditors by endeavoring to have all vendors, service providers, prospective target businesses or other entities with which it does business execute agreements with Holicity waiving any right, title, interest or claim of any kind in or to monies held in the Trust Account. The Sponsor will also not be liable as to any claims under Holicity’s indemnity of the underwriters of its Initial Public Offering against certain liabilities, including liabilities under the Securities Act. Holicity has access to up to approximately $450,000 held outside the Trust Account with which it may pay any such potential claims (including costs and expenses incurred in connection with its liquidation, currently estimated to be no more than approximately $100,000). In the event that Holicity liquidates, and it is subsequently determined that the reserve for claims and liabilities is insufficient, stockholders who received funds from the Trust Account could be liable for claims made by creditors.

If Holicity files a bankruptcy petition or an involuntary bankruptcy petition is filed against it that is not dismissed, the proceeds held in the Trust Account could be subject to applicable bankruptcy law, and may be included in its bankruptcy estate and subject to the claims of third parties with priority over the claims of Holicity’s stockholders. To the extent any bankruptcy claims deplete the Trust Account, Holicity cannot assure you it will be able to return $10.00 per share to its public stockholders. Additionally, if Holicity files a bankruptcy petition or an involuntary bankruptcy petition is filed against Holicity that is not dismissed, any distributions received by stockholders could be viewed under applicable debtor/creditor and/or bankruptcy laws as either a “preferential transfer” or a “fraudulent conveyance.” As a result, a bankruptcy court could seek to recover all amounts received by Holicity’s stockholders. Furthermore, Holicity’s board may be viewed as having breached its fiduciary duty to Holicity’s creditors and/or may have acted in bad faith, and thereby exposing itself and the company to claims of punitive damages, by paying public stockholders from the Trust Account prior to addressing the claims of creditors. Holicity cannot assure you that claims will not be brought against it for these reasons.

Holicity’s public stockholders will be entitled to receive funds from the Trust Account only (i) in the event of the redemption of the public shares if Holicity does not complete its initial business combination by August 7, 2022, (ii) in connection with a stockholder vote to amend the Current Charter to modify the substance or timing of Holicity’s obligation to redeem 100% of the public shares if it does not complete its initial business combination by August 7, 2022 or with respect to any other material provisions relating to stockholders’ rights or pre-initial business combination activity or (iii) if they redeem their respective shares for cash upon the completion of Holicity’s initial business combination. In no other circumstances will a stockholder have any right or interest of any kind to or in the Trust Account. In the event Holicity seeks stockholder approval in connection with an initial business combination, a stockholder’s voting in connection with the Business Combination alone will not result in a stockholder’s redeeming its shares to Holicity for an applicable pro rata share of the Trust Account. Such stockholder must have also exercised its redemption rights described above. These provisions of the Current Charter, like all provisions of the Current Charter, may be amended with a stockholder vote.

Properties

Holicity currently sub-leases its executive offices at 2300 Carillon Point, Kirkland, WA 98033 from Pendrell Corporation, an entity affiliated with our Sponsor and the members of Holicity’s management team. Holicity has agreed to reimburse such entity for office space, secretarial and administrative services provided to members of its management team in an amount not to exceed $10,000 per month in the event such space and/or services are utilized and Holicity does not pay a third party directly for such services. Holicity believes, based on rents and fees for similar services, that this amount is at least as favorable as it could have obtained from an unaffiliated person. Holicity considers its current office space adequate for its current operations.

Employees

Holicity currently has three executive officers. These individuals are not obligated to devote any specific number of hours to Holicity’s matters but they intend to devote as much of their time as they deem necessary to Holicity’s affairs until it has completed an initial business combination. The amount of time they will devote in any time period will vary based on whether a target business has been selected for an initial business combination and the stage of the Business Combination process it is in. Holicity does not intend to have any full-time employees prior to the completion of its initial business combination.

Directors and Executive Officers

Holicity’s directors and executive officers are as follows:

Name	Age	Positions

Craig McCaw	71	Chairman, Chief Executive Officer and Director
Randy Russell	51	Chief Investment Officer
Steve Ednie	52	Chief Financial Officer and Secretary
R. Gerard Salemme	67	Director
Dennis Weibling	69	Director
Wayne Perry	71	Director
Cathleen A. Massey	63	Director

Craig McCaw serves as the Chairman and CEO of Holicity Inc. He is an industry pioneer, visionary investor, serial entrepreneur and deeply experienced operator with an extensive deal-making history. Over the course of his career, Mr. McCaw has founded, controlled, assembled and financed significant enterprises across cable, broadcast, cellular, fiber, satellite, communications technologies, intellectual property (digital rights management and memory technologies) and wireless broadband. As a pioneering investor, he has created numerous scaled public businesses in high-growth, competitive markets through rollups, acquisitions, mergers, both independently and in partnerships with other public corporations, and private equity firms.

Mr. McCaw has shown repeated foresight in identifying and investing in key trends that have shaped the global telecommunications, media and technology markets. In bringing vision into reality, Mr. McCaw has also consistently built cohesive executive teams and culture-led organizations to execute within competitive markets. He led companies including McCaw Cellular Communications, Nextel Communications and Clearwire that developed technologies and deployed assets underlying today’s wireless networks and bolstered the explosive growth in mobile services. Some of Mr. McCaw’s contributions to TMT innovation include: the advent and ubiquitous availability of wireless cellular and PCS networks, the evolution of local only mobile services to nation-wide long distance and nationwide roaming, the development of push-to-talk services, and the upgrade of early generations of wireless networks to 4G, which enabled the development of next-generation applications including rich mobile media and mobile broadband.

Today, Mr. McCaw is building Pendrell into an operating and financial investment platform where he serves as Chairman and co-CEO. Mr. McCaw also is Chairman and CEO of Eagle River Inc., a private equity firm he controls, as well as President of the COM Family Foundation which supports educational, environmental and international economic development. He is currently on the Global Advisory Board for Khan Academy, a non-profit educational organization founded in 2008, and a Global Board Member of The Nature Conservancy. Throughout his career, Mr. McCaw has served on a number of corporate and philanthropic boards including Conservation International, National Security Telecommunications Advisory Committee, The Academy of Achievement, Horatio Alger Association of Distinguished Americans, Friends of Nelson Mandela Foundation and is immediate past Chairman of the Board of The Nature Conservancy. Mr. McCaw was selected to serve on our board of directors due to his experience as Chairman and Chief Executive Officer of Holicity Inc. and his expertise and experience in acquiring and operating TMT businesses.

Randy Russell has served as our Chief Investment Officer since our formation. He joined Pendrell in November 2019 as the CEO and co-Founder of Pendrell Financial Services, a newly formed Pendrell subsidiary, where he helps to drive corporate strategy, deal sourcing and transaction execution for Pendrell. He also serves as a member of Pendrell’s Board of Directors. In addition, he is a member of the Boards of Directors for Hello Alice and RVH Solutions, two of Pendrell’s investment portfolio companies.

Prior to Pendrell, Mr. Russell had almost 20 years of experience in the Financial Services industry and served as the Americas Head of Media & Telecom investment banking at Deutsche Bank Securities (NYSE: DB) and was a Senior Managing Director on the Global Technology, Media & Telecom investment banking team at Bank of America (NYSE: BAC). In addition to managing key client relationships across the TMT sector, Mr. Russell has significant transaction experience with leading private equity firms. Mr. Russell has completed more than $230 billion in public and private market transactions across corporate acquisitions and divestitures, leveraged buyouts, IPOs, tracking stock creation, new issue debt securities and refinancing activity for investment grade to highly leveraged issuers. Mr. Russell has been a trusted advisor to high-profile c-suite executives, management teams and board of director’s members across a variety of communications, media and technology companies and was a key advisor to various McCaw entities during his career as an investment banker before being recruited to join Pendrell.

Before starting his career in finance, Randy was an Officer and Naval Aviator in the United States Marine Corps and rose to the rank of Major in the USMC Reserves. He participated in various global deployments including service with several forward deployed Marine Expeditionary Units and received the Navy and Marine Corp Achievement Medal for leadership, as well as other commendations. Mr. Russell holds an MBA in Finance from the Johns Carey Business School, where he served on the Dean’s Alumni Advisory Board for 6 years. He graduated from the Aviation Safety Officers Program at the Naval Postgraduate School in Monterrey, California and received a Bachelor of Arts in English from the University of Delaware.

Steve Ednie has served as our Chief Financial Officer and Secretary since our formation. He also serves as Chief Financial Officer of Pendrell since September 2014. Mr. Ednie is an experienced financial executive with an extensive background in domestic and international accounting and tax matters, serving most recently as Chief Accounting Officer of Clearwire from October 2010 to April 2014, and as Vice President-Tax and Chief Tax Officer from 2004 to April 2014. Before joining Clearwire, Mr. Ednie served as the Director of Tax of Expedia, Inc., an Internet-based travel website company, from 2002 to 2004, as Executive Director–Tax and Chief Tax Officer of XO Communications Inc., a telecommunications company, from 1997 to 2002, and as Tax Manager of MIDCOM Communications, Inc., a telecommunications company, from 1996 to 1997. Mr. Ednie began his professional career at Coopers & Lybrand, LLP, an accounting firm, where he was a Senior Associate. Mr. Ednie has a Bachelor of Arts in Business Administration from the University of Washington.

R. Gerard Salemme serves as a Director of Holicity. Mr. Salemme has served as Co-Chief Executive Officer and Director of Pendrell since October 2018 and has served in various capacities for Pendrell since 2011. He also serves on the Board of Directors of Altaeros, Inc., Onclave Networks, Inc and ContentGuard, Inc., and is Vice Chairman of the Board of Trustee at The Langley School. He was CEO of the Wireless Network Development Group, LLC., and served on the Board of Directors of EarthLink, Inc., Clearwire Corp, Chairman of RECON Dynamics LLC, ICO North America, Inc., and Taqua, LLC and is a Partner in Eagle River Partners, LLC, a private investment firm.

Mr. Salemme has over 30 years of experience in business and government, as a founder and Executive Vice President-Strategy, Policy and External Affairs of Clearwire from 2004 to 2010, and prior to that as Senior Vice President, External Affairs of XO. Prior to joining XO, Mr. Salemme held senior executive positions with AT&T Corporation and McCaw Cellular Communications Inc. He also held the position of Senior Telecommunications Policy Analyst for the U.S. House of Representatives Subcommittee on Telecommunications and Finance from 1987 to 1991 and served as Chief of Staff to Congressman Ed Markey of Massachusetts from 1976 to 1984. Mr. Salemme earned a B.A. in Political Science and Economics and an M.A. in Economics from Boston College. Mr. Salemme was selected to serve on our board of directors due to his expertise and experience in acquiring and operating TMT businesses.

Dennis Weibling serves as a Director of Holicity. Mr. Weibling is currently the Managing Director of Rally Capital LLC, a private equity firm based in Kirkland, Washington. Rally Capital was formed in late 2004 to invest primarily in telecommunications companies. From 2006 until its sale in October 2019, Mr. Weibling served on the board of directors of Sotheby’s for which he served as chairman of the audit and finance committees. He served as interim Chief Financial Officer at Sotheby’s until March 2016. He currently serves as a Trustee for Seattle Pacific University. As a result of Rally Capital’s and other investments, Mr. Weibling serves on the boards of the following private companies: Rise Communities LLC, Tempered Networks, Bestworth Rommel, LLC, Red Bison Corporation, Sarcos Robotics, Inc. and Far West Fabricators, LLC, and previously served as a director of Teledesic Corporation.

Mr. Weibling was a partner at Clark Nuber & Co., a certified public accounting firm located in Bellevue, Washington from 1986 to 1993. He also served as President of Eagle River, Inc., from October 1993 through December 2001, and as Vice Chairman of Eagle River Investments from January 2002 through November 2004. He served as Chief Executive Officer of Nextel Communications Inc. from October 1995 to March 1996 and as a Director of Nextel from July 1995 until April 2004. At Nextel, he was a Member and Chairman of the operations, audit, finance, and compensation committees at various times during that period. Mr. Weibling served as a board member of Nextel Partners from 1998 to 2006, for which he chaired the audit committee. His other public board was XO Communications, Inc. where he served from 1996-2003. He served on both the compensation and audit committees for the company. Mr. Weibling was selected to serve on our board of directors due to his expertise and experience in acquiring and operating TMT businesses.

Wayne Perry serves as a Director of Holicity. Mr. Perry is the Chief Executive Officer of Shotgun Creek Investments LLC – a private investment firm that builds and owns office buildings and apartments in the Pacific Northwest. Mr. Perry is an honors graduate of the Foster School of Business at the University of Washington and of the Lewis and Clark Law School. Mr. Perry also has an LL.M. in taxation from New York University.

Mr. Perry started his career working for a Seattle law firm and then became General Counsel and later President of McCaw Cellular Communications, Inc. Mr. Perry went on to be Chief Executive Officer of NextLink Communications, Inc. and then Edge Wireless, LLC. Mr. Perry was elected to the Wireless Industry’s Hall of Fame in 2011. In addition to being a little league baseball coach, Wayne has been a longtime Boy Scout Volunteer (Cubmaster, Scoutmaster, etc.) and served as 34th President of the Boy Scouts of America. Wayne and his wife Christine are currently volunteers of the BSA at the local, national and world levels. Mr. Perry was selected to serve on our board of directors due to his expertise and experience in acquiring and operating TMT businesses.

Cathleen A Massey serves as a Director of Holicity. Ms. Massey has served as a Government Affairs lead for four large telecommunications companies, most recently as Vice President, Federal Regulatory, T-Mobile US, Inc. from February 2016 to the present and Senior Policy Counsel from May 2014 to February 2016. Prior to joining T-Mobile, Ms. Massey was Vice President, Regulatory Affairs and Public Policy for Clearwire Corporation, from December 2008 to September 2013, leading up to its acquisition by Sprint/Softbank.

Ms. Massey has also served as a Deputy Chief of the FCC’s Wireless Telecommunications Bureau and as a Vice President for AT&T Wireless and XO Communications. She has worked in the wireless industry for more than 25 years, beginning as a regulatory attorney for cellular telephone industry pioneer McCaw Cellular Communications. Ms. Massey received her J.D. from the University of Virginia School of Law and her B.S. in Journalism from Northwestern University. Ms. Massey was selected to serve on our board of directors due to her expertise and experience in acquiring and operating TMT businesses.

Executive Compensation and Director Compensation

None of Holicity’s executive officers or directors have received any cash compensation for services rendered to Holicity. We have agreed to reimburse an affiliate of our Sponsor $10,000 per month for office space, secretarial and administrative services provided to members of our management team in the event such space and/or services are utilized and we do not pay a third party directly for such services. Our Sponsor, executive officers and directors, or any of their respective affiliates will be reimbursed for any out-of-pocket expenses incurred in connection with activities on our behalf, such as identifying potential target businesses and performing due diligence on suitable business combinations. Our audit committee will review on a quarterly basis all payments that were made to our Sponsor, executive officers or directors, or our or their affiliates. Any such payments prior to an initial business combination will be made from funds held outside the Trust Account.

Number and Terms of Office of Officers and Directors

Holicity’s board of directors consists of five members. Holicity is not required to hold an annual meeting until one year after its first fiscal year end following its listing on Nasdaq.

Holicity’s officers are appointed by the board of directors and serve at the discretion of the board of directors, rather than for specific terms of office. Holicity’s board of directors is authorized to appoint officers as it deems appropriate pursuant to the Current Charter.

Director Independence

The rules of Nasdaq require that a majority of Holicity’s board of directors be independent. An “independent director” is defined generally as a person who, in the opinion of the company’s board of directors, has no material relationship with the listed company (either directly or as a partner, stockholder or officer of an organization that has a relationship with the company). Holicity’s board of directors has determined that Messrs. Perry and Weibling and Ms. Massey are “independent directors” as defined in the rules of Nasdaq and applicable SEC rules. Holicity’s independent directors will have regularly scheduled meetings at which only independent directors are present.

Legal Proceedings

There is no material litigation, arbitration or governmental proceeding currently pending against Holicity or any members of its management team in their capacity as such, and Holicity and the members of its management team have not been subject to any such proceeding in the 12 months preceding the date of this proxy statement/prospectus.

Periodic Reporting and Audited Financial Statements

Holicity has registered its securities under the Exchange Act and has reporting obligations, including the requirement to file annual and quarterly reports with the Securities and Exchange Commission. In accordance with the requirements of the Exchange Act, Holicity’s annual reports contain consolidated financial statements audited and reported on by Holicity’s independent registered public accounting firm.

SELECTED HISTORICAL FINANCIAL INFORMATION OF HOLICITY

Holicity is providing the following selected historical financial data to assist you in your analysis of the financial aspects of the Business Combination.

Holicity’s consolidated statement of operations data for the period from June 2, 2020 (date of inception) through September 30, 2020 and balance sheet data as of September 30, 2020 is derived from Holicity’s unaudited condensed consolidated financial statements included elsewhere in this proxy statement/prospectus.

This information should be read in conjunction with Holicity’s consolidated financial statements and related notes and “Holicity’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained elsewhere in this proxy statement/prospectus. The historical results included below and elsewhere in this proxy statement/prospectus are not indicative of the future performance of Holicity.

Statement of Operations Data	For the Period from June 2, 2020 (inception) through September 30, 2020
(in dollars, except for share and per share numbers)
Operating expenses	-
General and administrative expenses	$156,765
Loss from operations	(156,765)
Other income - interest earned on Trust Account	7,109
Provision for income taxes	-
Net loss	$(149,656)
Basic and diluted weighted average shares outstanding of Class A common stock	30,000,000
Basic and diluted net income per share, Class A	$-
Basic and diluted weighted average shares outstanding of Class B common stock	7,500,000
Basic and diluted net loss per share, Class B	$(0.02)

Balance Sheet Data	September 30, 2020
(in dollars, except for share numbers)
Total assets	$301,631,061
Total liabilities	10,640,289
Total stockholders’ equity and Class A common stock subject to possible redemptions	290,990,772

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS OF HOLICITY

The following discussion and analysis of the financial condition and results of operations of Holicity Inc. (for purposes of this section, “Holicity,” “we,” “us” and “our”) should be read in conjunction with the financial statements and related notes of Holicity included elsewhere in this prospectus/proxy statement. This discussion contains forward-looking statements reflecting our current expectations, estimates and assumptions concerning events and financial trends that may affect our future operating results or financial position. Actual results and the timing of events may differ materially from those contained in these forward- looking statements due to a number of factors, including those discussed in the sections entitled “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” appearing elsewhere in this prospectus/ proxy statement.

Overview

We are a blank check company formed under the laws of the State of Delaware on June 2, 2020 for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or other similar Business Combination with one or more businesses. We intend to effectuate our Business Combination utilizing cash from the proceeds of the Initial Public Offering (the “Initial Public Offering”), the partial exercise of the over-allotment option and the sale of the Private Placement Warrants, our capital stock, debt or a combination of cash, stock and debt. Although we are not limited to a particular industry or sector for purposes of consummating a Business Combination, we intend to initially focus our search on identifying a prospective target business in the technology, media and telecommunications (“TMT”) industries in the United States and other developed countries. We are an emerging growth company and, as such, we are subject to all of the risks associated with emerging growth companies.

Our registration statement for the Initial Public Offering was declared effective on August 4, 2020. On August 7, 2020, we consummated the Initial Public Offering of 27,500,000 units at a price of $10.00 per unit, at $10.00 per unit, generating gross proceeds of $275.0 million. Simultaneously with the closing of the Initial Public Offering, we consummated the sale of 5,000,000 Private Placement Warrants to the Sponsor at a price of $1.50 per warrant, generating gross proceeds of $7.5 million.

On August 11, 2020, the underwriters purchased 2,500,000 over-allotment units pursuant to the partial exercise of the over-allotment option. The over-allotment units were sold at an offering price of $10.00 per unit, generating gross proceeds of $25.0 million. Simultaneously with the sale of the over-allotment units, we consummated a private sale of an additional 333,333 Private Placement Warrants to the Sponsor, at a purchase price of $1.50 per Private Placement Warrant, generating gross proceeds of approximately $0.5 million.

Following the Initial Public Offering, the partial exercise of the over-allotment option and the sale of the Private Placement Warrants, a total of $300.0 million was placed in the Trust Account and we had $1.7 million of cash held outside of the Trust Account, after payment of costs related to the Initial Public Offering. We incurred $16.9 million in transaction costs, including $6.0 million of underwriting fees, $10.5 million of deferred underwriting fees and $0.4 million of other costs.

Our management has broad discretion with respect to the specific application of the net proceeds of the Initial Public Offering and the sale of Private Placement Units, although substantially all of the net proceeds are intended to be applied generally toward consummating a Business Combination.

If we are unable to complete a Business Combination within 24 months from the closing of the Initial Public Offering, or August 7, 2022 (the “Combination Period”), we will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to us (less taxes payable and up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding Public Shares, which redemption will completely extinguish Public Stockholders’ rights as stockholders (including the right to receive further liquidation distributions, if any) and (iii) as promptly as reasonably possible following such redemption, subject to the approval of our remaining stockholders and our board of directors, liquidate and dissolve, subject, in the case of clauses (ii) and (iii), to our obligations under Delaware law to provide for claims of creditors and in all cases subject to the other requirements of applicable law.

Agreement for Business Combination

On February 2, 2021, we entered into the Business Combination Agreement with Merger Sub and Astra. If the Business Combination Agreement is adopted by Holicity’s stockholders, and the transactions contemplated by the Business Combination Agreement are consummated, Merger Sub will merge with and into Astra with Astra surviving the merger as a wholly owned subsidiary of Holicity. In addition, in connection with and following the consummation of the Business Combination, Holicity will be renamed “Astra Space, Inc.” and is referred to herein as “New Astra” as of the time following such change of name. Astra is satellite launch services company.

Holicity has agreed to pay approximately $2.03 billion in aggregate consideration. Astra stockholders will receive consideration in the form of shares of common stock of New Astra.

At the Effective Time of the Business Combination, the stock consideration to be issued to (i) the then current holders of stock in Astra (other than the holders of Astra Class B common stock or Astra Founders preferred stock) will be in the form of Class A common stock of New Astra and (ii) the Astra Founders will be in the form of shares of Class B common stock of New Astra . The consummation of the Business Combination is conditioned upon, among other things, Holicity having met the Minimum Cash Condition at Closing with cash from the Trust Account and PIPE Investors (though this condition may be waived by Astra).

At the Effective Time, each Astra option that is outstanding and unexercised, whether or not then vested or exercisable, will be assumed by New Astra and will be converted into an option to acquire shares of Class A common stock of New Astra with the same terms and conditions as applied to the Astra option immediately prior to the Effective Time; provided that the number of shares underlying such New Astra option will be determined by multiplying the number of shares of Astra common stock subject to such option immediately prior to the Effective Time, by the Exchange Ratio, which product shall be rounded down to the nearest whole number of shares, and the per share exercise price of such New Astra option will be determined by dividing the per share exercise price immediately prior to the Effective Time by the Exchange Ratio, which quotient shall be rounded down to the nearest whole cent.

At the Effective Time, each Astra warrant that is issued and outstanding immediately prior to the Effective Time and not terminated pursuant to its terms will be converted into a New Astra warrant with the same terms and conditions as applied to the Astra warrant immediately prior to the Effective Time; provided that the number of shares underlying such New Astra warrant will be determined by multiplying the number of shares of Astra common stock subject to such warrant immediately prior to the Effective Time, by the Exchange Ratio, which product shall be rounded down to the nearest whole number of shares, and the per share exercise price of such New Astra warrant will be determined by dividing the per share exercise price immediately prior to the Effective Time by the Exchange Ratio, which quotient shall be rounded down to the nearest whole cent.

At the Effective Time, each Astra restricted share will become immediately vested and the holder will be entitled to receive the applicable per share merger consideration, less applicable tax withholding, if any.

Class B common stock of New Astra will have the same economic terms as the Class A common stock of New Astra, but the Class B common stock will have ten (10) votes per share.

The Business Combination also calls for additional agreements, including, among others, the Subscription Agreement, Investors’ Rights Agreement and Sponsor Agreement, as described elsewhere in this proxy statement/prospectus.

Results of Operations

We have neither engaged in any operations nor generated any revenues to date. Our only activities from June 2, 2020 (inception) through September 30, 2020 were organizational activities, those necessary to prepare for the Initial Public Offering, described below, and, after our Initial Public Offering, identifying a target company for a Business Combination. We do not expect to generate any operating revenues until after the completion of our Business Combination. We expect to generate non-operating income in the form of interest income on marketable securities held after the Initial Public Offering. We incur expenses as a result of being a public company (for legal, financial reporting, accounting and auditing compliance), as well as for due diligence expenses.

For the period from June 2, 2020 (inception) through September 30, 2020, we had a net loss of $149,656, which consists of operating costs of $156,765, offset by interest income on marketable securities held in the Trust Account of $7,109.

Except for the withdrawal of interest to pay taxes, if any, the Current Charter provides that none of the funds held in trust will be released from the trust account until (i) the completion of an initial business combination; (ii) the redemption of any of the shares of Class A common stock included in the units sold in the Public Offering properly submitted in connection with a stockholder vote to amend the Charter to modify the substance or timing of Holicity’s obligation to redeem 100% of the common stock included in the units being sold in the Public Offering if Holicity does not complete an initial business combination by August 7, 2022 or with respect to any other material provisions relating to stockholders’ rights or pre-initial business combination activity or (iii) the redemption of 100% of the shares of Class A common stock included in the units sold in the Public Offering if Holicity is unable to complete a Business Combination by August 7, 2022. Through September 30, 2020, we have not withdrawn any funds from interest earned on the trust proceeds. Other than the deferred underwriting discounts and commissions, no amounts are payable to the underwriters of the Public Offering in the event of a business combination.

We have also agreed to reimburse an affiliate of the Sponsor for office space, secretarial and administrative services provided to members of our management team, in an amount not to exceed $10,000 per month in the event that such space and/or services are utilized and we do not pay a third party directly for such services. Upon completion of our initial business combination or our liquidation, we will cease paying these monthly fees. For the period from June 2, 2020 (date of inception) through September 30, 2020, Holicity paid $18,710 under this agreement.

Liquidity and Capital Resources

As of September 30, 2020, we had $1.4 million of cash and working capital of $1.5 million.

Prior to the completion of the Initial Public Offering, our liquidity needs had been satisfied through the Sponsor’s payment of $25,000 of offering costs in exchange for the issuance of the Founder Shares, and a promissory note (the “Note”) issued by the Sponsor. We repaid the Note on August 7, 2020.

On August 7, 2020, we consummated the Initial Public Offering of 27,500,000 units at a price of $10.00 per unit, at $10.00 per unit, generating gross proceeds of $275.0 million. Simultaneously with the closing of the Initial Public Offering, we consummated the sale of 5,000,000 Private Placement Warrants to the Sponsor at a price of $1.50 per warrant, generating gross proceeds of $7.5 million.

On August 11, 2020, the underwriters purchased 2,500,000 over-allotment units pursuant to the partial exercise of the over-allotment option. The over-allotment units were sold at an offering price of $10.00 per unit, generating gross proceeds of $25.0 million. Simultaneously with the sale of the over-allotment units, we consummated a private sale of an additional 333,333 Private Placement Warrants to the Sponsor, at a purchase price of $1.50 per Private Placement Warrant, generating gross proceeds of approximately $0.5 million.

Following the Initial Public Offering, the partial exercise of the over-allotment option and the sale of the Private Placement Warrants, a total of $300.0 million was placed in the Trust Account and we had $1.7 million of cash held outside of the Trust Account, after payment of costs related to the Initial Public Offering. We incurred $16.9 million in transaction costs, including $6.0 million of underwriting fees, $10.5 million of deferred underwriting fees and $0.4 million of other costs.

As of September 30, 2020, we had cash and marketable securities held in the Trust Account of $300,007,109. We intend to utilize substantially all of the funds held in the Trust Account, including any amounts representing interest earned on the Trust Account (less deferred underwriting commissions and income taxes payable), to complete our Business Combination. To the extent that our capital stock or debt is used, in whole or in part, as consideration to complete our Business Combination, the remaining proceeds held in the Trust Account will be used as working capital to finance the operations of the target business or businesses, make other acquisitions and pursue our growth strategies.

For the period from June 2, 2020 (inception) through September 30, 2020, cash used in operating activities was $321,572. Net loss of $149,656 was adjusted by interest earned on marketable securities held in the Trust Account of $7,109 and changes in operating assets and liabilities which used $168,388 of cash from operating activities, partially offset by formation costs paid by the Sponsor of $3,581.

We intend to use the funds held outside the Trust Account primarily to identify and evaluate target businesses, perform business due diligence on prospective target businesses, travel to and from the offices, plants or similar locations of prospective target businesses or their representatives or owners, review corporate documents and material agreements of prospective target businesses, and structure, negotiate and complete a Business Combination.

In order to fund working capital deficiencies or finance transaction costs in connection with a Business Combination, the Initial Stockholders or their affiliates may, but are not obligated to, loan us funds as may be required. If we complete a Business Combination, we would repay such loaned amounts. In the event that a Business Combination does not close, we may use a portion of the working capital held outside the Trust Account to repay such loaned amounts but no proceeds from our Trust Account would be used for such repayment. Up to $1,500,000 of such loans may be convertible into warrants identical to the Private Placement Warrants, at a price of $1.50 per warrant at the option of the lender.

We do not believe we will need to raise additional funds in order to meet the expenditures required for operating our business. However, if our estimate of the costs of identifying a target business, undertaking in-depth due diligence and negotiating a Business Combination are less than the actual amount necessary to do so, we may have insufficient funds available to operate our business prior to our Business Combination. Moreover, we may need to obtain additional financing either to complete our Business Combination or because we become obligated to redeem a significant number of our public shares upon consummation of our Business Combination, in which case we may issue additional securities or incur debt in connection with such Business Combination. Subject to compliance with applicable securities laws, we would only complete such financing simultaneously with the completion of our Business Combination. If we are unable to complete our Business Combination because we do not have sufficient funds available to us, we will be forced to cease operations and liquidate the Trust Account. In addition, following our Business Combination, if cash on hand is insufficient, we may need to obtain additional financing in order to meet our obligations.

Critical Accounting Policies

The preparation of financial statements and related disclosures in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and income and expenses during the periods reported. Actual results could materially differ from those estimates. We have not identified any critical accounting policies.

Recent Accounting Standards

Management does not believe that any recently issued, but not yet effective, accounting standards, if currently adopted, would have a material effect on our financial statements.

Off-Balance Sheet Arrangements

As of September 30, 2020, we did not have any off-balance sheet arrangements as defined in Item 303(a)(4)(ii) of Regulation S-K.

Contractual Obligations

We do not have any long-term debt, capital lease obligations, operating lease obligations or long-term liabilities, other than an agreement to pay our Sponsor a monthly fee of $10,000 for office space, administrative and support services. We began incurring these fees on August 4, 2020 and will continue to incur these fees monthly until the earlier of the completion of the Business Combination or our liquidation.

Registration Rights

The holders of Founder Shares, Private Placement Warrants, and securities that may be issued upon conversion of Working Capital Loans, if any, will be entitled to registration rights pursuant to a registration rights agreement dated as of August 4, 2020. These holders are entitled to certain demand and “piggyback” registration rights. However, the registration rights agreement provides that we will not permit any registration statement filed under the Securities Act to become effective until the termination of the applicable lock-up period for the securities to be registered. We will bear the expenses incurred in connection with the filing of any such registration statements.

Underwriting Agreement

The underwriters were granted a 45-day option from the date of the final prospectus relating to the Initial Public Offering to purchase up to 4,125,000 additional units to cover over-allotments, if any, at $10.00 per unit. The underwriters purchased an additional 2,500,000 units pursuant to their exercise of their over-allotment option on August 11, 2020.

The underwriters were paid a cash underwriting discount of $0.20 per unit, or $6.0 million in the aggregate, upon the closing of the Initial Public Offering and the partial exercise of the over-allotment option. In addition, $0.35 per unit, or approximately $10.5 million in the aggregate, will be payable to the underwriters for deferred underwriting commissions. The deferred fee will become payable to the underwriters from the amounts held in the Trust Account solely in the event that we complete a Business Combination, subject to the terms of the underwriting agreement.

JOBS Act

The Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”) contains provisions that, among other things, relax certain reporting requirements for qualifying public companies. We qualify as an “emerging growth company” and under the JOBS Act are allowed to comply with new or revised accounting pronouncements based on the effective date for private (not publicly traded) companies. We are electing to delay the adoption of new or revised accounting standards, and as a result, we may not comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. As a result, the financial statements may not be comparable to companies that comply with new or revised accounting pronouncements as of public company effective dates.

Additionally, we are in the process of evaluating the benefits of relying on the other reduced reporting requirements provided by the JOBS Act. Subject to certain conditions set forth in the JOBS Act, if, as an “emerging growth company,” we choose to rely on such exemptions we may not be required to, among other things, (i) provide an auditor’s attestation report on our system of internal controls over financial reporting pursuant to Section 404, (ii) provide all of the compensation disclosure that may be required of non-emerging growth public companies under the Dodd-Frank Wall Street Reform and Consumer Protection Act, (iii) comply with any requirement that may be adopted by the PCAOB regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (auditor discussion and analysis) and (iv) disclose certain executive compensation related items such as the correlation between executive compensation and performance and comparisons of the CEO’s compensation to median employee compensation. These exemptions will apply for a period of five years following the completion of our Initial Public Offering or until we are no longer an “emerging growth company,” whichever is earlier.

BUSINESS OF NEW ASTRA

Unless the context otherwise requires, all references in this section to the “Company,” “we,” “us,” or “our” refer to the business of Astra prior to the consummation of the Business Combination.

Company Overview

Astra’s mission is to launch a new generation of space services to improve life on Earth. These services are enabled by new constellations of small satellites in LEO, which have rapidly become smaller, cheaper, and many times more numerous than legacy satellites. Launch vehicles, however, have not evolved in the same way – most rockets remain focused on serving legacy satellites and human spaceflight missions. As a result, we believe existing launch vehicles are too large, expensive, infrequently launched, and insufficiently responsive to meet the needs of new LEO constellations.

We aim to solve this problem with the world’s first mass-produced dedicated orbital launch system. Our system consists of a small launch vehicle and mobile ground infrastructure that can fit inside standard shipping containers for rapid deployment anywhere in the world. Our rocket requires a launch site with little more than a concrete pad and only six Astra employees on-site, leveraging our highly automated launch operations, and our production system is designed to scale efficiently to hundreds of launches per year. Our rocket’s payload capacity is tailored for the needs of modern LEO satellite constellations, allowing precise and rapid placement of individual satellites in their required orbits. We believe this makes Astra’s system more responsive and affordable than other launch alternatives for thousands of LEO satellites planned in the coming decade.

We have made significant progress in the development of the system to date. On December 15, 2020, Astra launched Rocket 3.2 to an altitude of 380 kilometers at 7.2 km/s, making Astra one of only three privately-funded U.S. companies to demonstrate orbital launch capability. Astra achieved this goal in approximately four years from inception, faster than any other private U.S. company to date. Our data shows that the rocket’s hardware and software performed exceptionally well, positioning us to begin commercial launch operations in 2021. In addition, we have signed customer contracts for over $150 million of contracted revenue, representing over 50 launches and over 100 satellites (as of January 31, 2021).

We believe our approach to rocket design, manufacturing, and launch is unique and a reason for our success to date. We apply an iterative approach to product development, emphasizing testing and learning as fast as possible through rapid iteration, co-located design, build, and test facilities, and frequent launches. We leverage practices and manufacturing techniques from the global auto industry. We design our rockets for scalable and affordable manufacturing processes and utilize readily available materials, avoiding expensive materials and manufacturing techniques such as carbon fiber and 3D printing. We believe that our approach provides Astra with a sustainable structural cost advantage versus other launch providers.

We view Launch Services as the first phase of our business, with the ultimate goal of building the leading space platform. We intend to expand our product and service offerings to LEO operators to include Launch Services, Spaceport Services, and Satellite Services. Our integrated platform offering will allow satellite operators to focus on building innovative payloads rather than investing in bespoke satellite bus development or separately launching satellites. Further details of our current and anticipated service offerings are provided below.

●	Launch Services – Aims to provide rapid, global, and affordable launch services to satellite operators and governments.

●	Spaceport Services – Aims to offer turn-key spaceports with the capability to launch Astra rockets for key government customers. Spaceports will require minimal on-site infrastructure, and will leverage Astra’s highly automated launch operations.

●	Satellite Services – Aims to provide modular configurable satellite buses for customers, leveraging both in-house and partner-provided subsystem components and in-house design and integration services. Satellite Services range from operational support of satellites on orbit, to turnkey provision of entire constellations, offering “concept to constellation” in months instead of years.

We compete in the massive and rapidly growing space industry, which is expected to nearly triple to $1.4 trillion by 2030 (Wall Street research). Over 400 operators either operate or plan to operate space assets over the next three years. With FCC license applications for over 30 thousand satellites to be launched over the next decade, the demand for launch services is expected to rapidly grow. The vast majority of these applications are for LEO satellites. LEO constellations are enabling global broadband, asset monitoring, earth observation, defense applications. We believe that Astra is well suited to serve a range of growing LEO constellation needs including launching test satellites, constellation deployment, gap filling, and satellite replenishment.

Strategy Overview

Using our expertise in the mass production of small launch vehicles or rockets, we seek to provide customers with reliable, daily space delivery as well as turn-key satellite services. To accomplish this, we intend to:

●	Commence commercial launch operations. In December 2020, we successfully launched Rocket 3.2 to an altitude of 380 kilometers successfully passing the Kármán Line and demonstrating orbital launch capability. Our data shows that the rocket’s hardware and software performed exceptionally well, and that we are on track to begin commercial launch operations in 2021.

●	Increase launch cadence. We aim to achieve a monthly launch cadence by the end of 2021 and approach a daily launch cadence by the end of 2025. In order to achieve these milestones, we are accelerating our development and production efforts and establishing additional launch sites. In addition, we are exploring the use of sea-based launch platforms.

●	Increase the payload of our rockets. We plan to increase the maximum payload capability of our rocket from approximately 50 kg in 2021 to approximately 300 kg by late 2023, through a process of iterative development and improvement. We believe that a 300 kg capable rocket will make Astra a compelling option for LEO constellation deployment and replenishment.

●	Launch Satellite Services offering. By 2022, we plan to commence offering an integrated spacecraft platform optimized for Astra’s launch vehicle. The goal is to allow our customers to focus on developing innovative payloads rather than designing or developing satellite buses or flying satellites.

●	Launch Spaceport Services offering. We aim to sign an initial contract to construct and operate our first dedicated commercial spaceport by 2022. We aim to continue to build our pipeline of spaceport opportunities and develop additional locations.

Our Competitive Strengths

We aim to mass-produce the world’s first daily space delivery system and ultimately become a leading space platform. We believe that our collective expertise, coupled with the following strengths, will allow us to build our business and expand our market opportunity and addressable markets:

●	Uniquely Positioned to Meet Customer Needs. We believe that we are better positioned to meet customer needs than alternative launch providers for a number of reasons:

o	Affordability. We utilize affordable manufacturing processes using readily available materials and also remain focused on continuous improvement of our design and processes. This results in a sustainable cost advantage.

o	Launch Cadence. We are building out our manufacturing facilities, automating our processes to reduce cycle time, and adding additional launch sites to support daily launch cadence by 2025.

o	Direct Orbital Insertion. Traditional launch providers are attempting to address the needs of LEO operators through ridesharing. However, satellites are delivered to one point in space and must either complete a time-consuming orbit raise or shuttling process. An orbit raise consumes additional satellite fuel either increasing satellite mass or reducing a satellite’s fuel life. Shuttling adds additional cost, and the shuttle is additional mass that needs to be delivered to space.

o	Control of Launch Date. Rideshare typically involves launching satellites from various operators via a single launch vehicle. If a single operator has manufacturing, delivery, or financial-related delays this may delay the launch of other operator’s satellites. We believe that our dedicated launch vehicles provide our customers with additional control of their launch date and peace of mind versus rideshare.

o	Geographic Flexibility. Astra’s launch system can be shipped anywhere in the world using standard shipping containers. Traditional launch providers can only launch from certain well known locations.

●	Significant contracted revenue and pent up customer demand. Ahead of our first launch with commercial customers planned for 2021, we have received significant interest from a wide range of customers across various satellite applications or use cases. We remain in active discussions with potential customers and anticipate a considerable increase of contracted revenue as the small satellite and satellite constellation markets continue to develop. Additionally, our contracted revenue and pipeline mostly represent the initial test and demo flights of our customers’ satellite constellations. We expect that following the successful delivery of service on our first several commercial launches, our customers will continue to use us on the further rollout of their satellite constellations.

●	Pricing & costs of production. We are designing our launch vehicles using mass production and high-quality, effective, inexpensive components to optimize our costs. The expected general unit economics for our launch vehicle are as follows:

o	Pricing of less than $5 million per launch;

o	Capable of payload delivery of up to 300 kg in 2025; and

o	Expected production costs of less than $0.5 million per vehicle at daily production rate.

By comparison, other similar small satellite launch vehicles are priced at over $7.5 million per launch incorporating more expensive materials, such as carbon fiber, and bespoke manufacturing techniques into their designs.

●	Unique Bay Area facilities. We occupy approximately 285,000 square feet in Alameda, California directly across the bay from San Francisco. Our existing facilities have ample square footage to support our needs through 2025. In addition, we have an on-site engine testing facility that was originally constructed by the U.S. Navy. We believe on-site testing allows us to more rapidly iterate our rocket engine technology and will accelerate our development of future engine technologies, including a first phase turbopump engine. In addition, our location in the Bay Area provides us with unrivaled access to human capital, including expertise in both tech and manufacturing.

●	Proven management team of veteran innovators. Many of our management team members, led by Chris Kemp and Dr. Adam London, have extensive leadership experience in large organizations, including NASA, SpaceX, Boeing, Google, Microsoft, Amazon, and BlackRock. Our team of engineers and manufacturing experts is similarly experienced, contributing hundreds of collective years in leading commercial and government satellite businesses and programs at SpaceX, Boeing, Virgin Galactic, Virgin Orbit, and NASA, among others. Our efficient vertical integration allows for significant cooperation and interactivity between teams, creating an unparalleled support network within Astra.

●	Flight heritage. A key space-specific barrier to entry is flight heritage. Ultimately the only way to assess the reliability of a product, such as launch services or satellites, is by seeing a history of successful results, which in turn influences insurance rates and customers’ perceptions. Therefore, we believe that our four test flights, including Rocket 3.2 reaching an altitude of 380 kilometers successfully passing the Kármán Line and demonstrating orbital launch capability will offer a substantial competitive advantage as we continue to build flight heritage.

●	Breadth of offerings. Moving forward, the breadth of our offerings, including a satellite bus designed for Astra’s launch vehicle and satellite services, places Astra at the crossroads of the launch sector, satellite manufacturing, and LEO services ecosystem. This positions Astra to become a platform for the space economy, serving customers holistically “from concept to constellation”.

Global Space Economy Overview

In recent years, the importance of the space economy has been growing as technological advances in both satellites and supporting terrestrial technologies have enabled new commercial use cases. These use cases include satellite broadband, remote imaging, Internet-of-Things / Machine-to-Machine communications, defense-related applications, as well as others. As a result, a number of new and existing operators have announced new satellite constellations to serve these use cases. Many of these announced constellations will consist of small LEO satellites rather than large GEO satellites. Filings with the FCC for new LEO satellites now exceed 50 thousand satellites. These planned constellations include Kuiper from Amazon, OneWeb, Telesat’s LEO constellation, and Starlink by SpaceX.

According to Wall Street research, the commercial space market is forecasted to grow from approximately $415.0 billion in 2018 to $1.4 trillion by 2030. Rapid growth in private investment in the commercial space industry has led to a wave of new companies reinventing major elements of the traditional space industry, including human spaceflight, satellites, and launch, in addition to unlocking entirely new market segments. Furthermore, government agencies have realized the value of the private commercial space industry and have become increasingly more supportive and reliant on private companies to catalyze innovation and advance national space objectives. In the United States, this has been evidenced by notable policy initiatives and by commercial contractors’ growing share of space activity.

Launch Market

We are witnessing a shift in the launch requirements of satellite operators, as the launch industry adjusts from launching fewer than 100 satellites each year that were primarily large GEOs, to launching over 1,000 small LEO satellites each year.

The launch industry’s initial response was the introduction of ridesharing, allowing multiple operators to share the cost of a large launch vehicle. This combined with the emergence of new launch vehicles reduced launch costs and increased access to space for small satellite operators. However, operators must wait until a particular rideshare is full for their launch. In addition, all small satellites on a single rideshare are delivered to a single orbital destination. From there, small satellites must either complete a time-consuming orbit raise to their desired orbit, requiring a significant on-board propulsion system or an in-space shuttle. While in-space shuttling reduces the need for satellite propulsion capability, shuttles add significant expense and take weeks or months to reach the desired orbit.

Small launch providers (i.e. small rockets carrying up to 300 kg) can launch one or more LEO satellites and directly insert them to the required orbit. This dedicated launch service saves time relative to a rideshare approach. While cost on a per kilogram basis has historically been greater than rideshare, we believe that Astra’s below $5 million per launch price is highly competitive once operators factor in the expedited launch schedule and increased control and certainty provided by a dedicated launch vehicle.

Satellite Market

Another paradigm shift in the commercial space market is the rise of the small satellite market. Prior to 2018, only a few dozen small satellites were launched per year. Today, the number has grown to several hundred per year and is on track to reach more than several thousand per year. Moreover, the rise of this market has also created a new market segment in nanosatellites and microsatellites, weighing less than 10 kilograms and between 10 and 100 kilograms, respectively. While these satellites can be deployed individually, they can also be operated as part of a constellation, a large group of satellites interconnected to provide a service, such as the Starlink satellite constellation’s offering of global internet connectivity.

The growth in the satellite constellations market is being driven by technological advances in ground equipment, new business models, expanded funding, and growing demand for high bandwidth and lower latency. Though this satellite constellations market remains nascent in maturity, we anticipate considerable growth over the coming years in the launch industry as companies continue to seek versatile and low-cost ways to deliver single satellites to specific orbits or deploy their satellite constellations. Furthermore, we anticipate the growth of the satellite constellations market to contribute business to our Satellite Services offerings. LEO satellite constellations have relatively short lifespans on orbit, resulting in a requirement to launch replenishment satellites every few years.

The number of satellites launched has increased almost tenfold in the last decade. In 2010, only 70 satellites were launched globally, while 493 satellites were launched in 2019 alone (according to Bryce Space & Technology). The main driver of this growth has been the advent of small satellites (“smallsats”), defined as satellites weighing less than 600 kg. As smallsats have continued to become more capable, less expensive and smaller (the average mass in 2019 was 109 kg according to Northern Sky Research), they have continued to be an increasing part of the market, accounting for nearly 80% of the satellites launched in 2019 (according to Northern Sky Research).

Of the 389 smallsats launched in 2019 (according to Bryce Space and Technology):

●	The numbers of smallsats increased substantially (nearly 8x) from 2012, when 50 smallsats were launched;

●	Share of smallsats providing commercial services was 62% in 2019, up from 6% in 2012;

●	Distribution of use cases were as follows: 37% communications, 32% technology development, 26% remote sensing, 3% scientific and 2% other;

●	45% of all rocket launches globally included smallsats, nearly double from 24% in 2012; and

●	57% of smallsats launched by U.S. launch providers.

From 2020 to 2029, we project that over 38,000 satellites will be built and launched, a 14x increase vs. satellites launched from 2010 to 2019 (based on Euroconsult and Astra management estimates). We believe that this estimate is likely conservative, given the announced plans of several large satellite constellations. For example, Amazon’s Kuiper has announced plans to deploy more than 3,000 satellites, and SpaceX’s Starlink plans to deploy more than 40,000 satellites. The vast majority of satellites in the next decade will target LEO orbits, which is where our launch vehicle operates. This contributes to our view that the market for launch services is fundamentally supply-constrained.

Within the LEO launch market addressable by Astra, a few categories stand out: broadband, earth observation, maritime, Internet-of-Things / Machine-to-Machine connectivity, point-to-point transportation, and government satellites. Overall demand is expected to be dominated by deployment and maintenance of LEO broadband mega-constellations.

Our Rocket

Over the past four years, we have designed, built, and launched four iterations of the Astra rocket. We plan to continue to improve our designs and manufacturing processes to iteratively increase the payload capability of our vehicle, increase reliability, and reduce cost.

Rocket 3.2 Overview

In December 2020 Astra’s Rocket 3.2 was successfully launched to an altitude of 380 kilometers passing the Kármán Line and demonstrating orbital launch capability.

Rocket 3.2 was a two-stage orbital vehicle. The first stage is powered by five Delphin 3 engines designed and developed internally by Astra.

Customer Overview

As of January 31, 2021, we have signed contracts representing approximately $150 million in potential revenue. We have seen significant traction across a range of satellite operators, satellite manufacturers, government agencies and defense primes, among others. These signed contracts span more than 10 customers and over 50 launches, and include the recent award of a NASA Venture Class Launch Services (VCLS) contract for the launch of NASA cubesats.

We expect a portion of our larger pipeline, representing approximately $1.2 billion of potential contracts, to continue to convert over the coming months and likely accelerate following the successful execution of our near-term launches. We believe that our traction to date is driven by our highly attractive value proposition and direct marketing to potential customers.

Sales and Marketing

We plan to scale and accelerate our sales and marketing efforts and leverage industry partnerships to grow our customer base using a global network of sales professionals. Additionally, as we successfully execute on our upcoming missions, we expect existing customers to expand their contracts with us for the deployment of their future satellites. New service offerings and sales models will be introduced over time to increase market share and grow the total addressable market for our services.

While we are focusing on our early adopter market for small-satellite launch, we are at the early stages of also rolling out our Spaceport Services and Satellite Services and anticipate that these market segments will become a larger percentage of our business in the mid-term. Our potential customer base for this service has significant overlap with Launch Services.

Unit Economics of Our Business Models

●	Launch Services. Launch services are typically priced inclusive of the launch cost of the rocket and are offered as a price per kilogram. The end price to the customer is variable depending on the final orbit and required delta-velocity for the mission. In addition, we may offer certain customers bulk discounts, and other customers may elect to purchase add-on services. Our costs are largely fixed in nature and include the operation of our factory and test facility. We embed the variable costs of manufacturing of the launch vehicle and labor into the price as well. The remaining represents our unit margins. We believe that we can manufacture vehicles efficiently and that the long-term manufacturing cost of our rocket will be less than $1 million. We expect to price our launch vehicle and services at less than $5 million per launch resulting in a contribution margin of over 70% in 2025. In the near-term, we will continue to experiment with various manufacturing techniques and rocket designs, resulting in an elevated level of Cost of Goods Sold. However, as we enhance our design and ramp production, we feel confident in our ability to deliver industry leading unit economics.

●	Spaceport Services. Based on discussions with potential customers to date, we expect the setup fee for a spaceport to be $10-20 million. We also expect to charge an annual maintenance fee of approximately $2.5 million, and there will likely be incremental launch and other revenue associated with these arrangements. These arrangements are expected to represent a small portion of our overall revenue, and economics will vary based on counterparty. However, we do expect contribution margins consistent with our Launch Services business.

●	Satellite Services. This business is expected to generate revenue in two ways. The first is with the launch and initial delivery of customers to their desired orbits, which represent the same unit economics as described in above in Launch Services. Average pricing is expected to decrease from an average of $500 thousand to below $400 thousand per satellite. For customers that elect to purchase recurring satellite services, we expect to charge market pricing that would represent a material discount to the operator’s cost of performing these functions on a standalone basis. We currently expect average annual pricing of approximately $100 thousand per satellite. Unit economics will ultimately depend on services rendered.

Human Capital

As of January 31, 2021, we had 99 employees, of whom 99 were full-time. Our workforce is concentrated in the San Francisco Bay Area. Our management team is comprised of our CEO and thirteen of his direct reports who, collectively, have management responsibility for our business. Our management team places significant focus and attention on matters concerning our human capital assets, particularly our diversity, capability development, and succession planning. Accordingly, we regularly review employee development and succession plans for each of our functions to identify and develop our pipeline of talent.

We have built a unique and remarkable team at Astra and continue to invest aggressively in supporting and expanding our team. We pride ourselves on the diversity of backgrounds in our team, covering many industries and specializations, and believe this has been key to our success to date. Two of the thirteen members of our management team are women, and two members of our management team belong to historically underrepresented groups in the Sciences and Technology. Across our broader population, approximately 15% of full-time employees are women and 22% belong to historically underrepresented groups. Our management team includes leadership experience at the highest levels of NASA, SpaceX, Amazon, Black Rock, and others; and our engineering and manufacturing teams contribute hundreds of collective years of experience at SpaceX, Boeing, Virgin Galactic, Virgin Orbit, Blue Origin, and NASA, and others. As we build out the team, we are also investing in the infrastructure needed for continuous professional development, feedback, performance management, and other aspects of a healthy, growth-oriented, and high-performing work culture.

Facilities

We operate out of our headquarters in Alameda, California directly across the bay from San Francisco. We believe the location of our facilities provides us with unique access to the tech and manufacturing expertise found in the San Francisco Bay Area. Following the recent expiration of our long-term lease, we are currently operating with separate month-to-month leases applicable to each of the buildings on our Alameda campus, with letters of intent and license agreements in place with the city permitting us to occupy our existing facilities while we work to negotiate a long-term lease for the campus.

Our Alameda campus consists of approximately 285,000 square feet leased from the City of Alameda. The campus includes two primary buildings. The Skyhawk Development and Production Facility spans ~200,000 square feet with a fully built out machine shop, production facilities, and offices for administrative responsibilities as well as research and development. The Orion Engine Testing Facility is a ~20,000 square foot facility used for rocket engine testing, research, and development that was originally constructed by the U.S. Navy for jet engine testing.

Our current facilities are adequate for our current operating needs. However, we anticipate building out additional space in the Skyhawk Development and Production Facility to support the continued ramp up of the Launch Services business, as well as the build out of facilities for the Satellite Services businesses.

We currently operate a launch site at the Pacific Spaceport Complex in Kodiak, Alaska. The facility consists of minimal fixed infrastructure, including a concrete pad, power infrastructure, and a tent. The launch site took less than six months for Astra to construct.

We plan to add additional launch sites as we increase the frequency of launches. Our launch site requirements are minimal and consist primarily of a concrete pad. Launch sites will be located in a diverse set of geographies, and we are also exploring the development of sea-based launch platforms.

Regulatory

Federal Communications Commission

The regulations, policies, and guidance issued by the FCC apply to the operation of our launch vehicles. When we communicate with our launch vehicles using any part of the electromagnetic spectrum, we are operating a space station to which FCC regulations apply. Operators of regulated space stations are required to hold and maintain compliance with proper licenses throughout the duration of any given mission. Currently, we utilize the Special Temporary Authorization (“STA”) mechanism to license Astra launch vehicles. Astra currently has [·] STA license applications pending with the FCC. We expect the timely approval of each pending application or approval of another appropriate spectrum licensure and are engaged in planning activities for multiple future licenses.

The FCC recently enacted a new set of licensing guidelines for small satellites and related systems that may apply to future Astra launch vehicles or satellites manufactured by Astra. As a result, we may face a transition in license types from STA to the small satellite licensing guidelines. Additionally, the FCC is currently considering additional rules which could change the operational, technical and financial requirements for commercial space operators subject to U.S. jurisdiction. If these, proposed rules become final, they could change system design and financial costs in order to comply with or secure new Astra spectrum licensure.

International Traffic in Arms Regulations (“ITAR”) and Export Controls

Our business is subject to, and we must comply with, stringent U.S. import and export control laws, including the ITAR and Export Administration Regulations (“EAR”) of the Bureau of Industry and Security of the U.S. Department of Commerce. The ITAR generally restricts the export of hardware, software, technical data, and services that have defense or strategic applications. The EAR similarly regulates the export of hardware, software, and technology that has commercial or “dual-use” applications (i.e., for both military and commercial applications) or that have less sensitive military or space-related applications that are not subject to the ITAR. The regulations exist to advance the national security and foreign policy interests of the U.S.

The U.S. government agencies responsible for administering the ITAR and the EAR have significant discretion in the interpretation and enforcement of these regulations. The agencies also have significant discretion in approving, denying, or conditioning authorizations to engage in controlled activities. Such decisions are influenced by the U.S. government’s commitments to multilateral export control regimes, particularly the Missile Technology Control Regime concerning the spaceflight business.

Many different types of internal controls and measures are required to ensure compliance with such export control rules. In particular, we are required to maintain registration under the ITAR; determine the proper licensing jurisdiction and classification of products, software, and technology; and obtain licenses or other forms of U.S. government authorizations to engage in activities, including the performance by foreign persons, related to and who support our spaceflight business. Under the ITAR, we must receive permission from the Directorate of Defense Trade Controls to release controlled technology to foreign person employees and other foreign persons.

See “Risk Factors — We are subject to stringent U.S. export and import control laws and regulations. Unfavorable changes in these laws and regulations or U.S. government licensing policies, our failure to secure timely U.S. government authorizations under these laws and regulations, or our failure to comply with these laws and regulations could have a material adverse effect on our business, financial condition and results of operation.”

The inability to secure and maintain other necessary export authorizations could negatively impact our ability to compete successfully or to operate our spaceflight business as planned. For example, if we were unable to obtain or maintain our licenses to export certain spacecraft hardware, we would be effectively prohibited from launching our vehicles from certain non-U.S. locations, which would limit the number of launch providers we could use. In addition, if we were unable to obtain a Department of State Technical Assistance Agreement to export certain launch provider related services, we would experience difficulties or even be unable to perform integration activities necessary to safely our transfer vehicles to non-U.S. launch vehicles. In both cases, these restrictions could lead to higher launch costs which may have a material adverse impact on our results of operations. Similarly, if we were unable to secure effective export licensure to authorize the full scope of activity with a foreign partner or supplier, we may need to implement design changes to spacecraft or updates to our supplier chain, which may increase costs or result in delays in vehicle launch schedules.

Failure to comply with export control laws and regulations could expose us to civil or criminal penalties, fines, investigations, more onerous compliance requirements, loss of export privileges, debarment from government contracts, or limitations on our ability to enter into contracts with the U.S. government. In addition, any changes in export control regulations or U.S. government licensing policy, such as that necessary to implement U.S. government commitments to multilateral control regimes, may restrict our operations.

Legal Proceedings

It is possible that from time to time, we may be subject to various claims, lawsuits, and other legal and administrative proceedings that may arise in the ordinary course of business. Some of these claims, lawsuits, and other proceedings may range in complexity and result in substantial uncertainty; it is possible that they may result in damages, fines, penalties, non-monetary sanctions, or relief. However, we do not consider any such claims, lawsuits, or proceedings currently pending, individually or in the aggregate, to be material to our business or likely to result in a material adverse effect on our future operating results, financial condition, or cash flows.

SELECTED HISTORICAL FINANCIAL INFORMATION OF ASTRA

Astra is providing the following selected historical financial information to assist you in your analysis of the financial aspects of the Business Combination.

Astra’s balance sheet data and statement of operations data as of and for the years ended December 31, 2020 and 2019, are derived from Astra’s audited financial statements included in this proxy statement/prospectus.

The information should be read in conjunction with Astra’s financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Astra” contained elsewhere in this proxy statement/prospectus. Astra’s historical results are not necessarily indicative of future results.

	Year Ended December 31,
(in thousands, except share and per share data)	2019	2020
Statement of Operations Data:
Operating expenses:
Research and development	$40,067	$
General and administrative	12,518
Total operating expenses	(52,585)
Loss from operations	(52,585)
Interest expense, net	(870)
Other income, net	276
Loss before taxes	(53,179)
Income tax expense	-
Net loss	$(53,179)	$

Net loss per share:
Weighted average number of shares of Class A common stock outstanding - basic and diluted	8,082,020
Net loss per share of Class A common stock - basic and diluted	$(0.74)
Weighted average number of shares of Class B common stock outstanding - basic and diluted	63,684,201
Net loss per share of Class B common stock - basic and diluted	$(0.74)

	Year Ended December 31,
(in thousands)	2019	2020
Statement of Cash Flow Data:
Net cash provided by (used in):
Operating activities	$(47,124)
Investing activities	$(15,254)
Financing activities	$36,905

	Year Ended December 31,
(in thousands)	2019	2020
Balance Sheet Data:
Total assets	$37,641
Total current liabilities	$5,557
Total liabilities	$43,726
Working capital	$5,727
Total stockholders’ deficit	$(95,914)

ASTRA’s MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of the financial condition and results of operations of Astra Space, Inc. should be read together with our audited consolidated financial statements as of December 31, 2020 and 2019 and for the years then ended, together with related notes thereto. The discussion and analysis should also be read together with the section entitled “Astra’s Business” and our pro forma financial information as of and for the year ended December 31, 2020. See “Unaudited Pro Forma Condensed Combined Financial Information.” This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those projected in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” or in other parts of this proxy statement/prospectus. Certain amounts may not foot due to rounding. Unless the context otherwise requires, references in this “Astra’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” section to the “the Company” “Astra,” “us,” “our” or “we” refer to Astra Space, Inc. prior to the Business Combination, and to New Astra following the consummation of the Business Combination.

Overview

Our mission is to launch a new generation of space services to improve life on Earth. These services are enabled by new constellations of small satellites in Low Earth Orbit (“LEO”), which have rapidly become smaller, cheaper, and more numerous than legacy satellites. Launch vehicles, however, have not evolved in the same way – most rockets remain focused on serving legacy satellites and human spaceflight missions. As a result, we believe most existing launch vehicles are too large, expensive, infrequently launched, and insufficiently responsive to meet the needs of new LEO constellations.

We aim to solve this problem with the world’s first mass-produced orbital launch system. Our system consists of a small launch vehicle and mobile ground infrastructure that can fit inside standard shipping containers for rapid deployment anywhere in the world. Our rocket requires a launch site with little more than a concrete pad and only six Astra employees on-site, leveraging our highly automated launch operations, and our production system is designed to scale efficiently to hundreds of launches per year. Our rocket’s payload capacity is tailored for the needs of modern LEO satellite constellations, allowing precise and rapid placement of individual satellites into their required orbits. We believe this makes Astra’s system more responsive and affordable than other launch alternatives, for thousands of LEO satellites planned in the coming decade. See “Business of New Astra.”

The Business Combination

We entered into a business combination agreement with Holicity Inc. (“Holicity”) on February 2, 2021. Pursuant to the agreement, and assuming a favorable vote of Holicity’s stockholders, Holicity Merger Sub Inc. (“Merger Sub”), a wholly owned subsidiary of Holicity, will merge with and into Astra with Astra surviving the merger as a wholly owned subsidiary of Holicity (the “Business Combination”). Upon the consummation of the Business Combination, Astra will survive and become a wholly owned subsidiary of Holicity, which will be renamed Astra Space, Inc. (“New Astra”).

The Business Combination is anticipated to be accounted for as a reverse recapitalization. Astra will be deemed the predecessor and New Astra will be the successor SEC registrant, meaning that Astra’s financial statements for previous periods will be disclosed in New Astra’s future periodic reports filed with the SEC. Holicity will be treated as the acquired company for financial statement reporting purposes. The most significant change in the successor’s future reported financial position and results are expected to be an estimated net increase in cash (as compared to Astra’s consolidated balance sheet as of December 31, 2020) of between approximately $[●] million, assuming maximum shareholder redemptions permitted pursuant to the terms of the Business Combination, and $[●] million, assuming minimum shareholder redemptions, and in each case including $[●] million in gross proceeds from the private placement by Holicity. Total transaction costs are estimated at approximately $[●] million. See “Unaudited Pro Forma Condensed Combined Financial Information.”

Key Factors Affecting Our Results and Prospects

We believe that our performance and future success depend on a number of factors that present significant opportunities for us but also pose risks and challenges, including competition from better known and well-capitalized companies, the risk of actual or perceived safety issues and their consequences for our reputation and the other factors discussed under “Risk Factors.” We believe the factors discussed below are key to our success.

Commencing and Expanding Commercial Launch Operations

In December 2020, we successfully launched Rocket 3.2 to an altitude of 380 kilometers, successfully demonstrating orbital launch capability. We are on track to begin commercial launch operations in 2021, with a goal of reaching a once-daily launch cadence by the end of 2025. With binding agreements for over 50 launches, our contracted revenue is significant, and we are in active discussions with numerous potential customers, including government agencies and private satellite companies, to add to our contracted revenue.

Prior to commencing commercial launches, we must improve propellant depletion controls to address the findings from the December flight and secure launch licenses with the Federal Aviation Administration (FAA). Any delays in commencing our commercial launch operations could adversely impact our results and growth plans.

Lowering Manufacturing Costs and Increasing Payloads

We aim to be the most cost-efficient dedicated orbital launch system provider. We plan to increase the maximum payload capability of our rockets from approximately 50 kg for our first commercial flight to approximately 300 kg by late 2023, which we believe will make Astra a compelling option for low Earth orbit constellation deployment and replenishment. Our affordable manufacturing processes use readily available materials and are highly scalable, while our ongoing improvements in design and manufacturing will further reduce our per rocket manufacturing costs. We have invested a total of $[●] million in our manufacturing facility and anticipate investing a further $[●] million to bring the facility to full capacity by 2023. While we believe that our budget is reliable, the costs of developing our manufacturing facilities may be higher than planned, which could result in our having to seek additional financing or delays in achieving full capacity.

Expand Our Space Offerings

We are in the preliminary stages of developing our Satellite Services offering, offering an integrated spacecraft platform optimized for our launch vehicle, which we expect to launch in 2022. These services are expected to allow customers to focus on developing innovative payloads rather than having to design or develop complete satellite buses or satellites, which we will provide, along with ancillary services that are likely to include telemetry, tracking and control (TT&C), processing, as well as software development and maintenance. We also expect to launch our Spaceport Services offering upon the construction of a commercial spaceport, which we expect to complete by 2022. We anticipate this offering will lead to important additional opportunities, such as providing launch services for customers, both government and commercial, interested in launching out of a specific locale. We expect to incur significant capital expenditures in connection with these programs. Although we believe that our financial resources, including the proceeds of the Business Combination and the related private placement, will be sufficient to meet our capital needs, we cannot assure that this will be the case. See “Liquidity and Capital Resources.”

Key Components of Results of Operations

We are an early-stage company and our historical results may not be indicative of our future results for reasons that may be difficult to anticipate. Accordingly, the drivers of our future financial results, as well as the components of such results, may not be comparable to our historical or future results of operations.

Revenues

We have not generated any revenue from product sales. Following the commercial launch of our services, we expect to generate a significant portion of our revenues in Launch Services from delivering payloads into orbit. We also expect to generate revenues by providing Satellite Services and Spaceport Services to our customers. Over time, we expect Satellite Services to grow more quickly and to represent a significant portion of our revenues beyond 2025.

Expenses

Research and Development Expense

Our research and development expenses consist primarily of external and internal expenses incurred in connection with our research activities and development programs. These expenses include, but are not limited to, development supplies, testing materials, personnel costs (including salaries and benefits), depreciation expense, overhead allocation, (consisting of various support and facility costs), stock-based compensation and consulting fees. Research and development costs are expensed as incurred.

Our current primary research and development objectives focus on the development and finalization of our commercial services offerings. The successful development of these offerings involves many uncertainties, including:

●	timing in finalizing rocket systems design and specifications;

●	successful completion of analyses and ground test programs to validate that new or changed designs perform as expected;

●	successful completion of flight test programs, including flight safety tests;

●	our ability to obtain additional applicable approvals, licenses or certifications from regulatory agencies, if required, and maintaining current approvals, licenses or certifications;

●	performance of our manufacturing facilities despite risks that disrupt productions, such as natural disasters and hazardous materials;

●	performance of a limited number of suppliers for certain raw materials and components;

●	performance of our third-party contractors that support our research and development activities;

●	our ability to maintain rights from third parties for intellectual properties critical to research and development activities; and

●	our ability to continue funding and maintain our current research and development activities.

A change in the outcome of any of these variables could delay the development of our rockets, which in turn could impact when we are able to commercialize our offerings.

As we are currently still in our final development and testing stage of our launch services, we have expensed all research and development costs associated with developing and building our launch services offering. We expect that our research and development expenses will continue to grow as we invest in improving and further reducing the costs of our launch system as well as developing and improving our Spacecraft platform offering. However, we do expect that research and development expense as a fraction of revenue to stabilize or possibly decrease slightly as our business grows and our manufacturing capabilities have been optimized.

General and Administrative Expense

General and administrative expenses consist primarily of personnel-related costs (including salaries, bonuses, benefits, and stock-based compensation expense) for personnel in executive, finance, accounting, corporate development and other administrative functions. General and administrative expenses also include legal fees, professional fees paid for accounting, auditing, consulting, tax, and investor relations services, insurance costs, and facility costs not otherwise included in research and development expenses and, following the Business Combination, will include public company expenses such as costs associated with compliance with the rules and regulations of the SEC and the stock exchange.

Income Tax (Benefit) Expense

Our income tax provision consists of an estimate for U.S. federal and state income taxes based on enacted rates, as adjusted for allowable credits, deductions, uncertain tax positions, changes in deferred tax assets and liabilities, and changes in the tax law. We maintain a valuation allowance against the full value of our U.S. and state net deferred tax assets because we believe the recoverability of the tax assets is not more likely than not.

Results of Operations

Comparison of the Years Ended December 31, 2019 and 2020

	Year Ended December 31,		Period over period change
(in thousands, except percentages)	2019	2020	($)	(%)
Operating expenses:
Research and development	$40,067	$	$		%
General and administrative	12,518
Total operating expenses	(52,585)
Loss from operations	(52,585)
Interest expense, net	(870)
Other income, net	276
Loss before taxes	(53,179)
Income tax expense	-
Net loss	$(53,179)	$	$

Research and Development

Research and development expenses were $40.1 million for the year ended December 31, 2019, compared to $ million for the year ended December 31, 2020.

General and Administrative

General and administrative expenses were $12.5 million for the year ended December 31, 2019, compared to $ million for the year ended December 31, 2020.

Interest Expense, Net

Interest expense, net was $0.9 million for the year ended December 31, 2019, compared to $ million for the year ended December 31, 2020.

Other Income, Net

Other income, net was $0.3 million for the year ended December 31, 2019, compared to $ million for the year ended December 31, 2020.

Income Tax (Benefit) Expense

There was no income tax expense for the year ended December 31, 2019, compared to $ thousand for the year ended December 31, 2020.

Liquidity and Capital Resources

Liquidity

We measure liquidity in terms of our ability to fund the cash requirements of our research and development activities and our current business operations, including our capital expenditure needs, contractual obligations and other commitments. Our current liquidity needs relate mainly to research and development activities, lease obligations and capital expenditures, which mainly include [●].

We had $ [●] million in cash and cash equivalents as of December 31, 2020 (compared to $10.5 million as of December 31, 2019). We also had total debt of $36.9 million as of December 31, 2019, of which $28.8 million represents principal convertible notes, which we expect to convert into preferred shares at the next equity financing event instead of via cash settlement. The current portion of total debt was $[●] million as of December 31, 2020 and related to borrowings from financial institutions. We believe our operating cash flows, together with our cash on hand and the net proceeds from the Business Combination and the related private placement will be sufficient to meet our working capital and capital expenditure requirements for a period of at least twelve months from the date of this proxy statement/prospectus and at least through 2025. On a pro forma basis, assuming the Business Combination closed on that date, our cash and cash equivalents would have amounted to between approximately $ million and $ million at December 31, 2020, depending on the extent of pre-consummation redemptions by Holicity’s shareholders.

While we expect to begin generating positive cash flows from our operating activities in 2024, we may need additional cash due to changing business conditions or other developments, including unanticipated regulatory developments and competitive pressures.

Going Concern

As of the date of issuance of the Company’s 2019 audited financial statements, the Company evaluated whether there were any conditions and events, considered in the aggregate, that raise substantial doubt about its ability to continue as a going concern over the next twelve months. Since inception, the Company has incurred significant operating losses and has an accumulated deficit of approximately $122.4 million. The Company expects to continue to incur operating losses for the foreseeable future. The Company has historically funded its operations primarily through the sale of convertible debt and equity securities. If the Business Combination is delayed, the Company determined that it may need to raise additional funds to proceed with the Company’s business plan. If the Business Combination is not completed and the Company is unable to obtain sufficient financial resources, the Company’s financial condition and results of operations could be adversely affected. The Company may be required to delay, limit, reduce or terminate its development activities or future commercialization efforts. If we are unable to generate such additional funding, or if we are unable to do so on favorable terms, we may not be able to meet our liquidity needs and ultimately generate positive cash flows on our anticipated timeline or at all. As a result, the Company has concluded that there is substantial doubt about its ability to continue as a going concern within one year after the date that the Company’s 2019 financial statements are issued.

Future Funding Requirements

To date, we have not generated any revenue. We do not expect to generate any meaningful revenue unless and until we are able to develop and commercialize our rockets, satellite components and related services, and we may not be able to do so on our anticipated timetable, if at all. We will continue to require additional capital to develop our products and services and to fund operations for the foreseeable future. We expect our expenses to continue to increase in connection with our ongoing activities as we continue to advance our products and services. In addition, upon the completion of the Business Combination, we expect to incur additional costs associated with operating as a public company.

We may seek to raise capital through private or public equity or debt financings or through other sources of financing. Adequate additional funding may not be available to us on acceptable terms or at all. Our failure to raise capital as and when needed could have a negative impact on our financial condition and our ability to pursue our business strategies. If we raise additional funds by issuing equity securities, our stockholders will experience dilution. If we raise additional capital through debt financing, we may be subject to covenants that restrict our operations including limitations on our ability to incur liens or additional debt, pay dividends, repurchase our common stock, make certain investments, and engage in certain merger, consolidation or asset sale transactions. Any debt financing or additional equity that we raise may contain terms that are not favorable to us or our stockholders. If the needed financing is not available, or if the terms of financing are less desirable than we expect, we may be required to delay, scale back or terminate some or all of our research development programs.

Summary Statement of Cash Flows

The following table sets forth the primary sources and uses of cash and cash equivalents for the periods presented below:

	Year Ended December 31,
	2019	2020
	(in thousands)
Net cash used in operating activities	$(47,124)	$
Net cash used in investing activities	(15,254)
Net cash provided by financing activities	36,905
Net decrease in cash and cash equivalents	$(25,473)	$

Cash Flows used in Operating Activities

In 2019, cash used in operating activities was $47.1 million, which reflected net losses of $53.2 million, adjusted for non-cash items, which primarily included depreciation expense of $2.3 million, amortization expense of $0.7 million, stock-based compensation expense of $0.8 million, and fair value changes on mark to market derivatives of $0.5 million. Working capital changes resulted in a net increase in cash of $1.7 million primarily driven by increases in accounts payable and other non-current liabilities offset by increases in prepaid expenses and other current assets and decreases in accrued expenses and other current liabilities.

In 2020, cash used in operating activities was $[__] million, which reflected [__].

Cash Flows used in Investing Activities

In 2019, cash used in investing activities was $15.3 million, and was comprised mainly of purchases of tooling equipment, manufacturing equipment and furniture and fixtures of $6.8 million, leasehold improvement activities at our facilities of $7.2 million, and construction of a spaceport in Kodiak, Alaska of $1.3 million.

In 2020, cash used in investing activities was $ million, which was comprised mainly of purchases of .

Cash Flows from Financing Activities

In 2019, cash provided by financing activities amounted to $36.9 million and consisted primarily of proceeds from the issuance of convertible notes of $28.8 million and borrowings from financial institutions of $10.0 million, offset by repayments on borrowings of $2.0 million.

In 2020, cash provided by financing activities amounted to $ million and consisted primarily of proceeds from .

Commitments and Contractual Obligations

The following table summarizes our lease commitments as of December 31, 2019:

Year Ending December 31	Minimum Lease Commitment
(in thousands)
2020	$147
2021	1,298
2022	793
2023	804
2024	818
Thereafter	2,746
Total	$6,606

We are a party to operating leases primarily for land and buildings (e.g., office buildings, manufacturing and testing facilities and spaceport) and certain equipment (e.g., copiers) under non-cancelable operating leases. We do not have any other material contractual obligations.

Critical Accounting Policies and Estimates

Our consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles, or U.S. GAAP. Preparation of the financial statements requires our management to make a number of judgments, estimates and assumptions relating to the reported amount of revenue and expenses, assets and liabilities and the disclosure of contingent assets and liabilities. We consider an accounting judgment, estimate or assumption to be critical when (1) the estimate or assumption is complex in nature or requires a high degree of judgment and (2) the use of different judgments, estimates and assumptions could have a material impact on our consolidated financial statements. Our significant accounting policies are described in Note 2 to our consolidated financial statements included elsewhere in this proxy statement/prospectus. Our critical accounting policies are described below.

Research and Development

We conduct research and development activities to develop existing and future technologies that advance our space platform offerings towards commercialization. Research and development activities include basic research, applied research, concept formulation studies, design, development, and related test program activities. Costs incurred for developing our spaceflight system and flight profiles primarily include equipment, material, and labor hours used for development and testing. Costs incurred for performing ground tests and test flights primarily include rocket or spacecraft components, propellants and other consumables, shipping and transport costs, shipping and transport costs, and payroll and benefits for employees and ground crew. Research and development costs also include rent, maintenance, and depreciation of facilities and equipment and other allocated overhead expenses. We expense all research and development costs as incurred. Once we have achieved technological feasibility, we will capitalize the costs to construct any additional components of our spaceflight systems.

Stock-Based Compensation

We recognize the cost of share-based awards granted to employees and directors based on the estimated grant-date fair value of the awards. Cost is recognized on a straight-line basis over the service period, which is generally the vesting period of the award. We reverse previously recognized costs for unvested options in the period that forfeitures occur. We determine the fair value of stock options using an option pricing model, which is impacted by the following assumptions:

●	Expected Term—We use the simplified method when calculating the expected term due to insufficient historical exercise data. If the option contains graded vesting, then the vesting term is based on the vesting pattern.

●	Expected Volatility—As our shares are not actively traded, the volatility is based on a benchmark of comparable companies.

●	Expected Dividend Yield—The dividend rate used is zero as we have never paid any cash dividends on common stock and do not anticipate doing so in the foreseeable future.

●	Risk-Free Interest Rate—The interest rates used are based on the implied yield available on U.S. Treasury zero-coupon issues with an equivalent remaining term equal to the expected life of the award.

Income Taxes

We adopted the separate return approach for the purpose of presenting the financial statements, including the income tax provisions and the related deferred tax assets and liabilities. Our historic operations reflect a separate return approach for each jurisdiction in which we had a presence and we filed a tax return.

We record income tax expense for the anticipated tax consequences of the reported results of operations using the asset and liability method. Under this method, we recognize deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial reporting and tax basis of assets and liabilities, as well as for operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using the tax rates that are expected to apply to taxable income for the years in which those tax assets and liabilities are expected to be realized or settled. We record valuation allowances to reduce our deferred tax assets to the net amount that we believe is more likely than not to be realized. Our assessment considers the recognition of deferred tax assets on a jurisdictional basis. Accordingly, in assessing its future taxable income on a jurisdictional basis, we consider the effect of our transfer pricing policies on that income. We have placed a valuation allowance against U.S. federal and state deferred tax assets since the recovery of the assets is uncertain.

We recognize tax benefits from uncertain tax positions only if we believe that it is more likely than not that the tax position will be sustained on examination by the taxing authorities based on the technical merits of the position. As we grow, we will face increased complexity in determining the appropriate tax jurisdictions for revenue and expense items. We adjust these reserves when facts and circumstances change, such as the closing of a tax audit or refinement of an estimate. To the extent that the final tax outcome of these matters is different than the amounts recorded, such differences will affect the income tax expense in the period in which such determination is made and could have a material impact on our financial condition and operating results. The income tax expense includes the effects of any accruals that we believe are appropriate, as well as the related net interest and penalties.

We have not yet started commercial operations and as such we are accumulating net operating losses at the federal and state levels, which is reflected in our balance sheet.

Derivative Instruments

We recognize all derivative instruments as either assets or liabilities in the balance sheet at their respective fair values. We evaluate our debt and equity issuances to determine if those contracts or embedded components of those contracts qualify as derivatives requiring separate recognition in our financial statements. The result of this accounting treatment is that the fair value of the embedded derivative is revalued as of each reporting date and recorded as a liability, and the change in fair value during the reporting period is recorded in other income (expense) in the Statements of Operations. In circumstances where the embedded conversion option in a convertible instrument is required to be bifurcated and there are also other embedded derivative instruments in the convertible instrument that are required to be bifurcated, the bifurcated derivative instruments are accounted for as a single, compound derivative instrument. The classification of derivative instruments, including whether such instruments should be recorded as liabilities or as equity, is reassessed at the end of each reporting period. Derivative instrument liabilities are classified in the balance sheet as current or non-current based on whether or not net-cash settlement of the derivative instrument is expected within twelve months of the balance sheet date. When a derivative instrument is sold, terminated, exercised or expires, the gain or loss is recorded in the Statement of Operations.

Emerging Growth Company Accounting Election

Section 102(b)(1) of the Jumpstart Our Business Startups Act of 2012 (“JOBS Act”) exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect not to take advantage of the extended transition period and comply with the requirements that apply to non-emerging growth companies, and any such election to not take advantage of the extended transition period is irrevocable. Holicity is an “emerging growth company” as defined in Section 2(a) of the Securities Act of 1933, as amended, and has elected to take advantage of the benefits of this extended transition period. Following the consummation of the Business Combination, we expect to remain an emerging growth company at least through the end of 2021 and will have the benefit of the extended transition period. This may make it difficult to compare our financial results with the financial results of other public companies that are either not emerging growth companies or emerging growth companies that have chosen not to take advantage of the extended transition period.

Recent Accounting Pronouncements

See Note 3 to our financial statements included elsewhere in this prospectus for more information about recent accounting pronouncements, the timing of their adoption, and our assessment, to the extent we have made one yet, of their potential impact on our financial condition and our results of operations.

Quantitative and Qualitative Disclosures About Market Risk

We have not, to date, been exposed to material market risks given our early stage of operations. Upon commencing commercial operations, we expect to be exposed to foreign currency exchange rate and commodity price risks, particularly related to rocket propellants, helium, and aluminum, among others, and potentially other market risks, including those related to interest rates or valuation of financial instruments, among others.

OWNERSHIP SUMMARY

The following table sets forth the ownership summary of New Astra on a pro forma basis as of December 31, 2020, after giving effect to the Business Combination and assuming (i) that no shares of Class A common stock are redeemed and (ii) that 25,000,000 shares of Holicity Class A common stock, the maximum number of shares, are redeemed.

Please refer to the historical financial statements of Holicity and Astra as well as the section entitled “Unaudited Pro Forma Condensed Combined Financial Information.”

	Assuming No Redemption	%	Assuming Maximum Redemption (1)%
Astra stockholders(2)	203,000,000	77.9%	203,000,000	86.2%
Public Stockholders	30,000,000	11.5%	5,000,000	2.1%
PIPE Investors	20,000,000	7.7%	20,000,000	8.5%
Initial Stockholders	7,500,000	2.9%	7,500,000	3.2%
	260,500,000	100%	235,500,000	100%

(1)	Assumes that holders of 25,000,000 public shares exercise their redemption rights in connection with the Business Combination (maximum redemption scenario based on $250.0 million held in trust as of December 31, 2020 and a redemption price of $10.00 per share).

(2)	Includes both the shares of New Astra Class A common stock and New Astra Class B common stock to be issued and outstanding, as well as the shares issued pursuant to Astra’s Series C Financing, as well as shares of New Astra Class A common stock and New Astra Class B common stock issued or issuable upon exercise of options or warrants outstanding on February 2, 2021.

The share numbers and ownership percentages set forth above do not take into account (a) public warrants and Private Placement Warrants that will remain outstanding immediately following the Business Combination and may be exercised thereafter (commencing the later of 30 days after the Closing of the Business Combination and 12 months from the closing of our Initial Public Offering, which occurred on August 7, 2020), or (b) the issuance of any shares upon completion of the Business Combination under the Astra 2021 Omnibus Incentive Plan, a copy of which is attached to this proxy statement/prospectus as Annex F. If the actual facts are different than the assumptions set forth above, the share numbers and ownership percentages set forth above will be different.

INDEBTEDNESS

Credit Agreement

In March 2017, Astra entered into a Loan and Security Agreement with Silicon Valley Bank, (“SVB”), which was most recently amended in December 2018 (the “Credit Agreement”). The Credit Agreement provides a line of credit of up to $3,000,000 (the “Term Loan”), which is provided in advances of at least $500,000 (each a “Term Loan Advance” and collectively the “Term Loan Advances”). Additionally, the Credit Agreement provides a committed equipment line of credit of up to $7,000,000 (the “Committed Equipment Line”) spread out across up to six advances (each an “Equipment Advance” and collectively the “Equipment Advances”), which may only be used to finance equipment related to the build out of rockets purchased on or after ninety days before the date of each Equipment Advance.

Each Term Loan Advance accrues interest, which interest shall be payable monthly, on the outstanding principal balance at a floating per annum rate equal to the greater of (i) 5.25%, or (ii) 1.50% above the prime rate published in the money rates section of The Wall Street Journal (the “Prime Rate”). Each Equipment Advance accrues interest, which interest shall be payable monthly, on the outstanding principal balance at a floating per annum rate equal to the greater of (i) 5.25%, or (ii) 1.00% above the Prime Rate.

For each Term Loan Advance, monthly payments of interest only were required to be made commencing on the first day of the month following the month in which the funding occurs with respect to such Term Loan Advance, and continuing thereafter on the first day of each successive calendar month, through April 30, 2020. Commencing May 1, 2020, and continuing thereafter on the first day of each successive calendar month through its maturity date, Astra is required to make 30 monthly payments of equal principal, plus accrued interest, which would fully amortize such Term Loan Advance. For each Equipment Advance, commencing on the first day of the month following the month in which the funding date occurs with respect to each Equipment Advance and continuing thereafter on the first day of each successive calendar month through its maturity date, Astra is required to make 30 monthly payments of equal principal, plus accrued interest, which would fully amortize such Equipment Advance. The maturity date for each Term Loan Advance is the 30th payment date, not to be later than April 1, 2023. The maturity date for each Equipment Advance is the 30th payment date, not to be later than June 1, 2022.

Borrowings under the Credit Agreement are secured by a security interest in all goods, equipment, inventory, contract rights or rights to payment of money, leases, license agreements, franchise agreements, general intangibles, accounts, documents, instruments, chattel paper, cash, deposit accounts, fixtures, letters of credit rights, securities, and all other investment property, supporting obligations, and financial assets, whether now owned or hereafter acquired, wherever located.

Pursuant to the Credit Agreement, Astra is required to maintain its primary banking relationship with SVB and all of its operating and other deposit accounts and securities accounts with SVB or SVB’s affiliates. Astra is also subject to certain affirmative and negative covenants until maturity, including limitations on Astra’s ability to incur additional debt and to pay dividends. Obligations under the Credit Agreement are subject to acceleration upon the occurrence of specified events of default, including failure to comply with covenants.

Paycheck Protection Program Loan

On April 20, 2020, Astra entered into a Promissory Note (the “PPP Note”) with SVB as the lender, pursuant to which SVB agreed to make a loan to Astra under the Paycheck Protection Program offered by the U.S. Small Business Administration (the “SBA”) in a principal amount of $4,850,000 pursuant to Title 1 of the Coronavirus Aid, Relief and Economic Security Act (the “CARES Act”).

The PPP Note proceeds are available to be used to pay for payroll costs, including salaries, commissions, and similar compensation, group health care benefits, and paid leaves; rent; utilities; and mortgage interest payments. The PPP Note is subject to forgiveness to the extent proceeds are used for payroll costs, including payments required to continue group health care benefits, and certain rent, utility, and mortgage interest expenses (collectively, “Qualifying Expenses”), pursuant to the terms and limitations of the PPP Note. Astra used the PPP Note amount for Qualifying Expenses. However, no assurance is provided that Astra will obtain forgiveness of the PPP Note in whole or in part.

The interest rate on the PPP Note is a fixed rate of 1% per annum. To the extent that the amounts owed under the PPP Note, or a portion of them, are not forgiven, the Company will be required to make principal and interest payments in monthly installments beginning six months from April 2020. The PPP Note matures in two years.

The PPP Note includes events of default. Upon the occurrence of an event of default, SVB will have the right to exercise remedies against Astra, including the right to require immediate payment of all amounts due under the PPP Note.

Convertible Promissory Notes

June 2019 Convertible Promissory Notes

On and after June 10, 2019, Astra issued subordinated convertible promissory notes (the “June Notes”) to certain investors in an aggregate principal amount of approximately $14.8 million. Interest accrues on the outstanding amount of the June Notes at the applicable federal rate of 2.37% or 2.13% per annum, compounded annually and computed on the basis of the 360-day year of twelve 30-day months. The June Notes may not be prepaid without the prior written consent of the holders of a majority of the then-outstanding principal amount (the “Majority Holders”).

The June Notes automatically convert into equity upon Astra’s next equity financing yielding at least $20.0 million in a single transaction or series of related transactions. The number of shares to be issued upon such conversion shall be equal to the quotient obtained by dividing (i) the then outstanding principal amount of the June Notes plus any accrued but unpaid interest under the June Notes by (ii) 80% of the lowest price per share of the securities sold in Astra’s next equity financing. In the event of a change in control prior to repayment in full of the June Notes, immediately prior to such change in control, the outstanding principal and any accrued but unpaid interest on the Notes shall convert into (a) cash equal to 1.5 times the outstanding principal and any accrued but unpaid interest on the June Notes or (b) at the option of the Majority Holders in lieu of the cash payment, Astra Common Stock at a price per share that is equal to the lesser of (i) 80% of the proceeds paid for, or distributable to each holder of , one share of Common stock in connection with the change in control and (ii) the price per share equal to the quotient obtained by dividing (x) $500,000,000 by (y) the sum of (1) the total number of shares of Common Stock outstanding immediately before the closing of the change in control and (2) shares of Common Stock issuable to employees, consultants or directors immediately before the change in control.

At the election of the Majority Holders to effect conversion upon maturity, the principal and any accrued but unpaid interest under the June Notes shall convert into shares of Astra Preferred Stock sold by Astra to new-money investors in its then-most recent Preferred Stock financing. Unless converted as described above, principal and any accrued interest under the June Notes are due and payable upon demand of the Majority Holders at any time on or after June 10, 2021.

The June Notes are subordinated to the Credit Agreement and any indebtedness or debentures, notes or other such indebtedness issued in exchange for the Credit Agreement, pursuant to a subordination agreement entered into by and among the holders of the June Notes, Astra and SVB.

October 2019 Convertible Promissory Notes

On and after October 1, 2019 and through December 31, 2020, Astra issued subordinated convertible promissory notes (the “October Notes”) to certain investors in an aggregate principal amount of $45.0 million. Interest accrues on the outstanding amount of the October Notes at rates equal to the applicable federal rate of 1.69%, 1.59% or 1.85% per annum, compounded annually and computed on the basis of the 360-day year of twelve 30-day months. The October Notes may only be prepaid with the consent of the holders of each of the October Notes.

The October Notes automatically convert in the same manner as the June Notes, except that the October Notes automatically convert into equity of Astra upon Astra’s next equity financing yielding $50.0 million. Additionally, the outstanding principal and any accrued and unpaid interest on the October Notes converts into cash in the same manner as the June Notes subject to the same rights for conversion to Common Stock in the alternative as the June Notes, except that the quotient is obtained by dividing (x) $450,000,000 by (y) the sum of (1) the total number of shares of Common Stock outstanding immediately before the closing of the change in control and (2) shares of Common Stock issuable to employees, consultants or directors immediately before the change in control.

Furthermore, like the June Notes, the October Notes may convert into shares of Astra Preferred Stock upon maturity at the election of a majority of holders of the October Notes. Unless converted as described above, principal and any accrued interest under the October Notes are due and payable upon demand of a majority of holders of the October Notes at any time on or after September 30, 2021.

The October Notes are subordinated to the Credit Agreement and any indebtedness or debentures, notes or other such indebtedness issued in exchange for the Credit Agreement, pursuant to a subordination agreement entered into by and among the holders of the October Notes, Astra and SVB.

At the closing of Astra’s Series C Financing on January 28, 2021, a total of $61.0 million of principal and interest remaining on the June Notes and the October Notes converted into 38,323,292 shares of Astra stock. After the closing of Astra’s Series C Financing, none of the June Notes or the October Notes remained outstanding.

DESCRIPTION OF NEW ASTRA SECURITIES

As a result of the Business Combination, Holicity Stockholders who receive shares of New Astra Class A common stock in the transactions will become New Astra stockholders. Your rights as New Astra stockholders will be governed by Delaware law and the Proposed Charter and bylaws. The following description of the material terms of New Astra’s securities reflects the anticipated state of affairs upon completion of the Business Combination.

In connection with the reorganization as part of the Business Combination, Holicity will amend and restate its charter and bylaws. The following summary of the material terms of New Astra’s securities following the Business Combination is not intended to be a complete summary of the rights and preferences of such securities. The full text of the Proposed Charter and post-Business Combination bylaws are attached as Annex B and Annex C, respectively, to this proxy statement/prospectus. You are encouraged to read the applicable provisions of Delaware law, the Proposed Charter and the post-Business Combination bylaws in their entirety for a complete description of the rights and preferences of New Astra securities following the Business Combination.

Authorized and Outstanding Capital Stock

The Proposed Charter authorizes the issuance of [●] shares, of which [●] shares will be shares of New Astra Class A common stock, par value $0.0001 per share, [●] shares will be shares of New Astra Class B common stock, par value $0.0001 per share, and [●] shares will be shares of New Astra preferred stock, par value $0.0001 per share.

As of [●], 2021, the record date, Holicity had approximately [30,000,000] shares of Holicity Class A common stock, [7,500,000] shares of Holicity Class B common stock outstanding. Holicity also has issued [15,333,317] warrants consisting of [9,999,984] public warrants and 5,333,333 Private Placement Warrants. After giving effect to the Business Combination, New Astra will have [●] shares of Class A common stock outstanding (assuming no redemptions) and [●] shares of Class B common stock outstanding (assuming no redemptions).

New Astra Common Stock

New Astra Class A Common Stock

Voting Rights

Holders of New Astra Class A common stock will be entitled to cast one vote per New Astra Class A share. Generally, holders of all classes of New Astra common stock vote together as a single class, and an action is approved by New Astra stockholders if the number of votes cast in favor of the action exceeds the number of votes cast in opposition to the action, while directors are elected by a plurality of the votes cast in contested elections. Holders of New Astra Class A common stock will not be entitled to cumulate their votes in the election of directors.

Dividend Rights

Holders of New Astra Class A common stock will share ratably (based on the number of shares of Class A common stock held) if and when any dividend is declared by the New Astra Board out of funds legally available therefor, subject to restrictions, whether statutory or contractual (including with respect to any outstanding indebtedness), on the declaration and payment of dividends and to any restrictions on the payment of dividends imposed by the terms of any outstanding preferred stock or any class or series of stock having a preference over, or the right to participate with, the New Astra Class A common stock with respect to the payment of dividends.

Liquidation, Dissolution and Winding Up

On the liquidation, dissolution, distribution of assets or winding up of New Astra, each holder of New Astra Class A common stock will be entitled, pro rata on a per share basis, to all assets of New Astra of whatever kind available for distribution to the holders of common stock, subject to the designations, preferences, limitations, restrictions and relative rights of any other class or series of preferred stock of New Astra then outstanding.

Other Matters

Holders of shares of New Astra Class A common stock do not have subscription, redemption or conversion rights. Upon completion of the Business Combination, all the outstanding shares of New Astra Class A common stock will be validly issued, fully paid and non-assessable.

New Astra B Common Stock

Voting Rights

Holders of New Astra Class B common stock will be entitled to cast 10 votes per New Astra Class B share. Generally, holders of all classes of New Astra common stock vote together as a single class, and an action is approved by New Astra stockholders if the number of votes cast in favor of the action exceeds the number of votes cast in opposition to the action, while directors are elected by a plurality of the votes cast in contested elections. Holders of New Astra Class B common stock will not be entitled to cumulate their votes in the election of directors.

Dividend Rights

Holders of New Astra Class B common stock will share ratably (based on the number of shares of Class B common stock held) if and when any dividend is declared by the New Astra Board out of funds legally available therefor, subject to restrictions, whether statutory or contractual (including with respect to any outstanding indebtedness), on the declaration and payment of dividends and to any restrictions on the payment of dividends imposed by the terms of any outstanding preferred stock or any class or series of stock having a preference over, or the right to participate with, the New Astra Class B common stock with respect to the payment of dividends.

Optional Conversion Rights

Holders of New Astra Class B common stock will have the right to convert shares of their New Astra Class B common stock into fully paid and non-assessable shares of New Astra Class A common stock, on a one-to-one basis, at the option of the holder at any time upon written notice to New Astra.

Mandatory Conversion Rights

Holders of New Astra Class B common stock shall have their New Astra Class B common stock automatically converted into New Astra Class A common stock, on a one-to-one basis, upon the occurrence of any of the events described below:

(1)	Any sale, assignment, transfer, conveyance, hypothecation, or other transfer or disposition, directly or indirectly, of any New Astra Class B common stock or any legal or beneficial interest in such share, whether or not for value and whether voluntary or involuntary or by operation of law (including by merger, consolidation, or otherwise), including, without limitation the transfer of a share of New Astra Class B common stock to a broker or other nominee or the transfer of, or entering into a binding agreement with respect to, voting control over such share by proxy or otherwise, other than a permitted transfer.

(2)	Upon the first date on which the Astra Founders, together with all other qualified stockholders, collectively cease to beneficially own at least 20% of the number of New Astra Class B common stock held by the Astra Founders on the Closing Date (as such number of shares is equitably adjusted in respect of any reclassification, stock dividend, subdivision, combination, or recapitalization of the New Astra Class B common stock) collectively held by the Astra Founders and their permitted transferees.

(3)	Upon the date specified by the affirmative vote of the holders of at least two-thirds of the outstanding shares of New Astra Class B common stock, voting as a separate class.

Liquidation Rights

On the liquidation, dissolution, distribution of assets or winding up of New Astra, each holder of New Astra Class B common stock will be entitled, pro rata on a per share basis, to all assets of New Astra of whatever kind available for distribution to the holders of common stock, subject to the designations, preferences, limitations, restrictions and relative rights of any other class or series of preferred stock of New Astra then outstanding.

New Astra Preferred Stock

The Proposed Charter provides that the New Astra Board has the authority, without action by the stockholders, to designate and issue shares of preferred stock in one or more classes or series, and the number of shares constituting any such class or series, and to fix the voting powers, designations, preferences, limitations, restrictions and relative rights of each class or series of preferred stock, including, without limitation, dividend rights, dividend rates, conversion rights, exchange rights, voting rights, rights and terms of redemption, dissolution preferences, and treatment in the case of a merger, business combination transaction, or sale of New Astra’s assets, which rights may be greater than the rights of the holders of the common stock. There will be no shares of preferred stock outstanding immediately upon consummation of the Business Combination.

The purpose of authorizing the New Astra Board to issue preferred stock and determine the rights and preferences of any classes or series of preferred stock is to eliminate delays associated with a stockholder vote on specific issuances. The simplified issuance of preferred stock, while providing flexibility in connection with possible acquisitions, future financings and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or could discourage a third party from seeking to acquire, a majority of New Astra outstanding voting stock. Additionally, the issuance of preferred stock may adversely affect the holders of New Astra Class A common stock by restricting dividends on the Class A common stock, diluting the voting power of the Class A common stock or subordinating the dividend or liquidation rights of the Class A common stock. As a result of these or other factors, the issuance of preferred stock could have an adverse impact on the market price of New Astra Class A common stock.

Unvested Stock Options

At the Effective Time, each Astra option that is outstanding and unexercised, whether or not then vested or exercisable, will be assumed by New Astra and will be converted into an option to acquire shares of Class A common stock of New Astra with the same terms and conditions as applied to the Astra option immediately prior to the Effective Time; provided that the number of shares underlying such New Astra option will be determined by multiplying the number of shares of Astra common stock subject to such option immediately prior to the Effective Time, by the Exchange Ratio, which product shall be rounded down to the nearest whole number of shares, and the per share exercise price of such New Astra option will be determined by dividing the per share exercise price immediately prior to the Effective Time by the Exchange Ratio, which quotient shall be rounded down to the nearest whole cent.

As of December 31, 2020, New Astra had unvested outstanding options to purchase [19,918,085] shares of its common stock, with a weighted average exercise price of [$0.59] per share.

Warrants

Astra Warrants

At the Effective Time, each Astra warrant that is issued and outstanding immediately prior to the Effective Time and not terminated pursuant to its terms will be converted into a New Astra warrant with the same terms and conditions as applied to the Astra warrant immediately prior to the Effective Time; provided that the number of shares underlying such New Astra warrant will be determined by multiplying the number of shares of Astra common stock subject to such warrant immediately prior to the Effective Time, by the Exchange Ratio, which product shall be rounded down to the nearest whole number of shares, and the per share exercise price of such New Astra warrant will be determined by dividing the per share exercise price immediately prior to the Effective Time by the Exchange Ratio, which quotient shall be rounded down to the nearest whole cent.

As of December 31, 2020, [3,893,880] Astra warrants to purchase shares of Astra preferred stock and [971,842] Astra warrants to purchase shares of Astra common stock were outstanding.

Public Stockholders’ Warrants

There are currently outstanding an aggregate of [15,333,317] warrants, which, following the consummation of the Business Combination, will entitle the holder to acquire New Astra Class A common stock. Each whole warrant will entitle the registered holder to purchase one share of New Astra Class A common stock at an exercise price of $11.50 per share, subject to adjustment as discussed below, beginning the later of 30 days after the Closing and 12 months from the closing of our Initial Public Offering, which occurred on August 7, 2020. A holder may exercise its warrants only for a whole number of shares of New Astra Class A common stock. This means only a whole warrant may be exercised at a given time by a warrant holder. No fractional warrants will be issued upon separation of the units and only whole warrants will trade. Accordingly, unless holder has at least three units, such holder will not be able to receive or trade a whole warrant. The warrants will expire five years after the completion of the Business Combination, at 5:00 p.m., New York City time, or earlier upon redemption or liquidation.

Redemption of New Astra warrants when the price per share of New Astra Class A common stock equals or exceeds $18.00

Once the New Astra warrants become exercisable, New Astra may call the warrants for redemption (except as described herein with respect to the Private Placement Warrants):

●	in whole and not in part;

●	at a price of $0.01 per warrant

●	upon a minimum of 30 days’ prior written notice of redemption (the “30-day redemption period”) to each warrantholder; and

●	if, and only if, the closing price of the New Astra common stock equals or exceeds $18.00 per share (as adjusted for stock splits, stock capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which we send the notice of redemption to the warrantholders.

New Astra will not redeem the warrants as described above unless a registration statement under the Securities Act covering the issuance of the shares of New Astra Class A common stock issuable upon exercise of the warrants is then effective and a current prospectus relating to those shares of New Astra Class A common stock is available throughout the 30-day redemption period. If and when the New Astra warrants become redeemable by New Astra, New Astra may exercise its redemption right even if New Astra is unable to register or qualify the underlying securities for sale under all applicable state securities laws.

New Astra has established the last of the redemption criterion discussed above to prevent a redemption call unless there is at the time of the call a significant premium to the warrant exercise price. If the foregoing conditions are satisfied and New Astra issues a notice of redemption of the warrants, each warrantholder will be entitled to exercise his, her or its warrant prior to the scheduled redemption date. However, the price of the New Astra Class A common stock may fall below the $18.00 redemption trigger price (as adjusted for stock splits, stock capitalizations, reorganizations, recapitalizations and the like) as well as the $11.50 warrant exercise price after the redemption notice is issued.

Redemption of New Astra warrants when the price per share of Class A common stock equals or exceeds $10.00

Once the New Astra warrants become exercisable, New Astra may call the New Astra warrants for redemption:

●	in whole and not in part;

●	at $0.10 per New Astra warrant upon a minimum of 30 days’ prior written notice of redemption provided that holders will be able to exercise their New Astra warrants on a cashless basis prior to redemption and receive that number of shares to be determined by reference to the table below, based on the redemption date and the “fair market value” of our New Astra Class A common stock except as otherwise described below;

●	if, and only if, the closing price of New Astra Class A common stock equals or exceeds $10.00 per share (as adjusted for stock splits, stock dividends, reorganizations, reclassifications, recapitalizations and the like) for any 20 trading days within the 30-trading day period ending on the third trading day prior to the date on which New Astra sends the notice of redemption to the warrant holders; and

●	if the closing price of the New Astra Class A common stock for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which New Astra sends the notice of redemption to the warrant holders is less than $18.00 per share (as adjusted for stock splits, stock dividends, reorganizations, reclassifications, recapitalizations and the like), the Private Placement Warrants must also be concurrently called for redemption on the same terms as the outstanding public warrants, as described above.

New Astra will not redeem the New Astra warrants as described above unless a registration statement under the Securities Act covering the issuance of the shares of Class A common stock issuable upon exercise of the New Astra warrants is then effective and a current prospectus relating to those shares of New Astra Class A common stock is available throughout the 30-day redemption period. If and when the warrants become redeemable by New Astra, New Astra may exercise its redemption right even if New Astra are unable to register or qualify the underlying securities for sale under all applicable state securities laws.

Redemption procedures and cashless exercise

If New Astra calls the warrants for redemption as described above, New Astra’s management will have the option to require any holder that wishes to exercise his, her or its warrant to do so on a “cashless basis.” In determining whether to require all holders to exercise their warrants on a “cashless basis,” New Astra’s management will consider, among other factors, New Astra’s cash position, the number of warrants that are outstanding and the dilutive effect on New Astra’s stockholders of issuing the maximum number of shares of New Astra Class A common stock issuable upon the exercise of its warrants. If New Astra management takes advantage of this option, all holders of warrants would pay the exercise price by surrendering their warrants for that number of shares of New Astra Class A common stock equal to the quotient obtained by dividing (x) the product of the number of New Astra Class A common stock underlying the warrants, multiplied by the excess of the “fair market value” of the New Astra Class A common stock (defined below) over the exercise price of the warrants by (y) the fair market value. The “fair market value” will mean the average closing price of the New Astra Class A common stock for the 10 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of warrants. If the New Astra management takes advantage of this option, the notice of redemption will contain the information necessary to calculate the number of shares of New Astra Class A common stock to be received upon exercise of the warrants, including the “fair market value” in such case. Requiring a cashless exercise in this manner will reduce the number of shares to be issued and thereby lessen the dilutive effect of a warrant redemption. New Astra believes this feature is an attractive option to New Astra if New Astra does not need the cash from the exercise of the warrants after New Astra’s initial business combination. If New Astra calls the New Astra warrants for redemption and New Astra’s management does not take advantage of this option, the holders of the Private Placement Warrants and their permitted transferees would still be entitled to exercise their Private Placement Warrants for cash or on a cashless basis using the same formula described above that other warrant holders would have been required to use had all warrant holders been required to exercise their warrants on a cashless basis, as described in more detail below.

A holder of a warrant may notify New Astra in writing in the event it elects to be subject to a requirement that such holder will not have the right to exercise such warrant, to the extent that after giving effect to such exercise, such person (together with such person’s affiliates), to the warrant agent’s actual knowledge, would beneficially own in excess of 4.9% or 9.8% (as specified by the holder) of the New Astra Class A common stock outstanding immediately after giving effect to such exercise.

If the number of outstanding shares of New Astra Class A common stock is increased by a share capitalization payable in shares of New Astra Class A common stock, or by a split-up of common stock or other similar event, then, on the effective date of such share capitalization, split-up or similar event, the number of shares of New Astra Class A common stock issuable on exercise of each warrant will be increased in proportion to such increase in the outstanding shares of common stock. A rights offering to holders of common stock entitling holders to purchase New Astra Class A common stock at a price less than the fair market value will be deemed a share capitalization of a number of shares of New Astra Class A common stock equal to the product of (i) the number of shares of New Astra Class A common stock actually sold in such rights offering (or issuable under any other equity securities sold in such rights offering that are convertible into or exercisable for New Astra Class A common stock) and (ii) the quotient of (x) the price per share of New Astra Class A common stock paid in such rights offering and (y) the fair market value. For these purposes (i) if the rights offering is for securities convertible into or exercisable for shares of New Astra Class A common stock, in determining the price payable for New Astra Class A common stock, there will be taken into account any consideration received for such rights, as well as any additional amount payable upon exercise or conversion and (ii) fair market value means the volume weighted average price of shares of New Astra Class A common stock as reported during the ten (10) trading day period ending on the trading day prior to the first date on which the New Astra Class A common stock trades on the applicable exchange or in the applicable market, regular way, without the right to receive such rights.

In addition, if New Astra, at any time while the warrants are outstanding and unexpired, pays a dividend or make a distribution in cash, securities or other assets to the holders of New Astra Class A common stock on account of such New Astra Class A common stock (or other securities into which the warrants are convertible), other than (a) as described above, (b) certain ordinary cash dividends, (c) to satisfy the redemption rights of the holders of Class A common stock in connection with a proposed initial business combination, or (d) in connection with the redemption of New Astra’s public shares upon New Astra’s failure to complete the New Astra initial business combination, then the warrant exercise price will be decreased, effective immediately after the effective date of such event, by the amount of cash and/or the fair market value of any securities or other assets paid on each share of New Astra Class A common stock in respect of such event.

If the number of outstanding shares of New Astra Class A common stock is decreased by a consolidation, combination, reverse share split or reclassification of New Astra Class A common stock or other similar event, then, on the effective date of such consolidation, combination, reverse share split, reclassification or similar event, the number of shares of New Astra Class A common stock issuable on exercise of each warrant will be decreased in proportion to such decrease in outstanding share of New Astra Class A common stock.

Whenever the number of shares of New Astra Class A common stock purchasable upon the exercise of the warrants is adjusted, as described above, the warrant exercise price will be adjusted by multiplying the warrant exercise price immediately prior to such adjustment by a fraction (x) the numerator of which will be the number of shares of New Astra Class A common stock purchasable upon the exercise of the warrants immediately prior to such adjustment, and (y) the denominator of which will be the number of shares of New Astra Class A common stock so purchasable immediately thereafter.

In case of any reclassification or reorganization of the outstanding New Astra Class A common stock (other than those described above or that solely affects the par value of such New Astra Class A common stock), or in the case of any merger or consolidation of New Astra with or into another corporation (other than a consolidation or merger in which New Astra is the continuing corporation and that does not result in any reclassification or reorganization of the outstanding New Astra Class A common stock), or in the case of any sale or conveyance to another corporation or entity of the assets or other property of New Astra as an entirety or substantially as an entirety in connection with which New Astra is dissolved, the holders of the warrants will thereafter have the right to purchase and receive, upon the basis and upon the terms and conditions specified in the warrants and in lieu of the New Astra Class A common stock immediately theretofore purchasable and receivable upon the exercise of the rights represented thereby, the kind and amount of shares of New Astra Class A common stock or other securities or property (including cash) receivable upon such reclassification, reorganization, merger or consolidation, or upon a dissolution following any such sale or transfer, that the holder of the warrants would have received if such holder had exercised their warrants immediately prior to such event. If less than 70% of the consideration receivable by the holders of New Astra Class A common stock in such a transaction is payable in the form of New Astra Class A common stock in the successor entity that is listed for trading on a national securities exchange or is quoted in an established over-the-counter market, or is to be so listed for trading or quoted immediately following such event, and if the registered holder of the warrant properly exercises the warrant within thirty days following public disclosure of such transaction, the warrant exercise price will be reduced as specified in the warrant agreement based on the warrant value (as defined in the warrant agreement) of the warrant. The purpose of such exercise price reduction is to provide additional value to holders of the warrants when an extraordinary transaction occurs during the exercise period of the warrants pursuant to which the holders of the warrants otherwise do not receive the full potential value of the warrants.

The warrants will be issued in registered form under a warrant agreement between Continental Stock Transfer & Trust Company, as warrant agent, and New Astra. The warrant agreement provides that the terms of the warrants may be amended without the consent of any holder to cure any ambiguity or correct any defective provision, and that all other modifications or amendments will require the vote or written consent of the holders of at least 50% of the then outstanding public warrants, and, solely with respect to any amendment to the terms of the Private Placement Warrants, a majority of the then outstanding Private Placement Warrants. You should review a copy of the warrant agreement, which will be filed as an exhibit to the registration statement of which this prospectus is a part, for a complete description of the terms and conditions applicable to the warrants.

The warrants may be exercised upon surrender of the warrant certificate on or prior to the expiration date at the offices of the warrant agent, with the exercise form on the reverse side of the warrant certificate completed and executed as indicated, accompanied by full payment of the exercise price (or on a cashless basis, if applicable), by certified or official bank check payable to New Astra, for the number of warrants being exercised. The warrant holders do not have the rights or privileges of holders of common stock and any voting rights until they exercise their warrants and receive New Astra Class A common stock. After the issuance of New Astra Class A common stock upon exercise of the warrants, each holder will be entitled to one vote for each share held of record on all matters to be voted on by stockholders.

No fractional shares will be issued upon exercise of the warrants. If, upon exercise of the warrants, a holder would be entitled to receive a fractional interest in a share, New Astra will, upon exercise, round down to the nearest whole number the number of shares of New Astra Class A common stock to be issued to the warrant holder.

Private Placement Warrants

The Private Placement Warrants (including the New Astra Class A common stock issuable upon exercise of the Private Placement Warrants) will not be transferable, assignable or salable until 30 days after the completion of the Business Combination (except, among other limited exceptions to the officers and directors and other persons or entities affiliated with the initial purchasers of the Private Placement Warrants) and they will not be redeemable by New Astra (except as described above under “—Redemption of New Astra Warrants When the Price Per Share of Class A Common Stock Equals or Exceeds $10.00”) so long as they are held by the Initial Stockholders or their permitted transferees. The initial purchasers, or their permitted transferees, have the option to exercise the Private Placement Warrants on a cashless basis. Except as described in this section, the Private Placement Warrants have terms and provisions that are identical to the New Astra warrants. If the Private Placement Warrants are held by holders other than the initial purchasers or their permitted transferees, the Private Placement Warrants will be redeemable by New Astra in all redemption scenarios and exercisable by the holders on the same basis as the New Astra Warrants.

Exclusive Forum

The Proposed Charter provides that, to the fullest extent permitted by law, unless New Astra otherwise consents in writing, the Court of Chancery (the “Court of Chancery”) of the State of Delaware (or, in the event that the Court of Chancery does not have jurisdiction, the federal district for the District of Delaware or other state courts of the State of Delaware) shall, to the fullest extent permitted by law, by the sole and exclusive forum for any action brought (i) any derivative action or proceeding brought on behalf of New Astra, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of New Astra to New Astra or New Astra’s stockholders, (iii) any action asserting a claim against the New Astra, its directors, officers or employees arising pursuant to any provision of the DGCL or the Proposed Charter or the bylaws, or (iv) any action asserting a claim against New Astra, its directors, officers or employees governed by the internal affairs doctrine and, if brought outside of Delaware, the stockholder bringing the suit will be deemed to have consented to service of process on such stockholder’s counsel, except for, as to each of (i) through (iv) above, any claim (A) as to which the Court of Chancery determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten days following such determination), (B) which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, (C) for which the Court of Chancery does not have subject matter jurisdiction, or (D) any action arising under the Securities Act of 1933, as amended, as to which the Court of Chancery and the federal district court for the District of Delaware shall have concurrent jurisdiction. Notwithstanding the foregoing, the forum selection provisions will not apply to suits brought to enforce a duty or liability created by the Securities Act of 1933, as amended, or any other claim for which the federal courts have exclusive jurisdiction.

Anti-Takeover Effects of Provisions of the Proposed Charter, the New Astra Bylaws and Applicable Law

Certain provisions of the Proposed Charter, New Astra Bylaws, and laws of the State of Delaware, where New Astra is incorporated, may discourage or make more difficult a takeover attempt that a stockholder might consider in his or her best interest. These provisions may also adversely affect prevailing market prices for the New Astra Class A common stock and the New Astra Class B common stock. New Astra believes that the benefits of increased protection give New Astra the potential ability to negotiate with the proponent of an unsolicited proposal to acquire or restructure New Astra and outweigh the disadvantage of discouraging those proposals because negotiation of the proposals could result in an improvement of their terms.

Authorized but Unissued Shares

Delaware law does not require stockholder approval for any issuance of authorized shares. However, the listing requirements of Nasdaq, which would apply if and so long as the New Astra Class A common stock remains listed on Nasdaq, require stockholder approval of certain issuances equal to exceeding 20% of the then outstanding voting power or then outstanding number of shares of common stock. Additional shares that may be used in the future may be issued for a variety of corporate purposes, including future public offerings, to raise additional capital, or to facilitate acquisitions. The existence of authorized but unissued and unreserved common stock and preferred stock could make more difficult or discourage an attempt to obtain control of New Astra by means of a proxy contest, tender offer, merger, or otherwise.

Dual Class Stock

As described above, the Proposed Charter provides for a dual class common stock structure which provides the Astra Founders with the ability to control the outcome of matters requiring stockholder approval, even though he owns significantly less than a majority of the shares of outstanding New Astra Class A common stock, including the election of directors and significant corporate transactions, such as a merger or other sale of New Astra or its assets.

Number of Directors

The Proposed Charter and the New Astra Bylaws provide that, subject to any rights of holders of preferred stock to elect additional directors under specified circumstances, the number of directors may be fixed from time to time pursuant to a resolution adopted by the New Astra Board; providing, however, that unless approved by (i) if before the first date on which the issued and outstanding shares of New Astra Class B common stock represents less than 50% of the total voting power of the then outstanding shares of capital stock of New Astra that would then be entitled to vote in the election of directors at an annual meeting of stockholders, the holders of a majority in voting power of the shares of capital stock of New Astra that would then be entitled to vote in the election of directors at an annual meeting or by written consent, or (ii) if after the first date on which the issued and outstanding shares of New Astra Class B common stock represents less than 50% of the total voting power of the then outstanding shares of capital stock of New Astra that would then be entitled to vote in the election of directors at an annual meeting of stockholders, by the holders of two-thirds (2/3rds) of the voting power of the shares of capital stock of New Astra that would then be entitled to vote in the election of directors at an annual meeting of stockholders, the number of directors may not exceed seven. The initial number of directors will be set at seven.

Requirements for Advance Notification of Stockholder Meetings, Nominations and Proposals

The New Astra Bylaws establish advance notice procedures with respect to stockholder proposals and nomination of candidates for election as directors, other than nominations made by or at the direction of the New Astra Board or a committee of the New Astra Board. In order to be “properly brought” before a meeting, a stockholder will have to comply with advance notice requirements and provide New Astra with certain information. Generally, to be timely, a stockholder’s notice must be received at New Astra’s principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary of the immediately preceding annual meeting of stockholders. The New Astra Bylaws also specify requirements as to the form and content of a stockholder’s notice. The New Astra Bylaws allow the chairman of the meeting at a meeting of the stockholders to adopt rules and regulations for the conduct of meetings which may have the effect of precluding the conduct of certain business at a meeting if the rules and regulations are not followed. These provisions may also defer, delay, or discourage a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to influence or obtain control of New Astra.

Limitations on Stockholder Action by Written Consent

The Proposed Charter provides that, subject to the terms of any series of New Astra Preferred Stock, any action required or permitted to be taken by the stockholders of New Astra must be effected at an annual or special meeting of the stockholders and may not be effected by written consent in lieu of a meeting.

Amendment of the Proposed Charter and New Astra Bylaws

The DGCL provides generally that the affirmative vote of a majority of the outstanding shares entitled to vote thereon, voting together a single class, is required to amend a corporation’s certificate of incorporation, unless the certificate of incorporation requires a greater percentage.

The Proposed Charter provides that it may be amended by New Astra in the manners provided therein or prescribed by statute. The Proposed Charter provides that the affirmative vote of the holders of a majority of the voting power of the then-outstanding shares of capital stock of New Astra entitled to vote generally in the election of directors, voting together as a single class, will be required to amend or repeal, or adopt any provision of the Charter providing for the capital stock of New Astra, amendment of the charter, amendment of the bylaws, board of directors, election of directors, limitation of director liability, indemnification and special meetings of the stockholders.

If any of the New Astra Class B common stock shares are outstanding, New Astra will not, without the prior affirmative vote of the holders of two-thirds of the outstanding shares of New Astra Class B common stock, voting as a separate class, in addition to any other vote required by applicable law or the Proposed Charter, directly or indirectly, amend, alter, change, repeal, or adopt any provision of the Proposed Charter (1) in a manner that is inconsistent with, or otherwise alters or changes, any of the voting, conversion, dividend, or liquidation provisions of the shares of New Astra Class B common stock or other rights, powers, preferences, or privileges of the shares of New Astra Class B common stock, (2) to provide for each share of New Astra Class A common stock to have more than one vote per share or any rights to a separate class vote of the holders of shares of New Astra Class A common stock other than as provided in the Proposed Charter or required by the DGCL, or (3) to otherwise adversely impact or affect the rights, powers, preferences, or privileges of the shares of New Astra Class B common stock.

If any of the New Astra Class A common stock shares are outstanding, New Astra will not, without the prior affirmative vote of the holders of two-thirds of the outstanding shares of New Astra Class A common stock, voting as a separate class, in addition to any other vote required by applicable law or the Proposed Charter, directly or indirectly, amend, alter, change, repeal, or adopt any provision of the Proposed Charter (1) in a manner that is inconsistent with, or otherwise alters or changes, any of the voting, conversion, dividend, or liquidation provisions of the shares of New Astra Class A common stock or other rights, powers, preferences, or privileges of the shares of New Astra Class A common stock or (2) to provide for each share of New Astra Class B common stock to have more than 10 votes per share or any rights to a separate class vote of the holders of shares of New Astra Class B common stock other than as provided in the Proposed Charter or required by the DGCL.

The Proposed Charter also provides that the New Astra Board shall have the power to adopt, amend, alter, or repeal the New Astra Bylaws by the affirmative vote of a majority of the directors present at any regular or special meeting of the New Astra Board at which a quorum is present in any manner not inconsistent with the laws of the State of Delaware or the Proposed Charter. The stockholders of New Astra are prohibited from adopting, amending, altering, or repealing the New Astra Bylaws, or to adopt any provision inconsistent with the New Astra Bylaws, unless such action is approved, in addition to any other vote required by the Proposed Charter, by the Requisite Stockholder Consent.

Business Combinations

Under Section 203 of the DGCL, a corporation will not be permitted to engage in a business combination with any interested stockholder for a period of three years following the time that such interested stockholder became an interested stockholder, unless:

(1) prior to such time the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

(2) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned (i) by persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

(3) at or subsequent to such time the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66∕% of the outstanding voting stock which is not owned by the interested stockholder.

Generally, a “business combination” includes a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an “interested stockholder” is a person who, together with that person’s affiliates and associates, owns, or within the previous three years owned, 15% or more of New Astra’s outstanding voting stock. For purposes of this section only, “voting stock” has the meaning given to it in Section 203 of the DGCL.

Since New Astra has not opted out of Section 203 of the DGCL, it will apply to New Astra. As a result, this provision will make it more difficult for a person who would be an “interested stockholder” to effect various business combinations with New Astra for a three-year period. This provision may encourage companies interested in acquiring New Astra to negotiate in advance with the New Astra Board because the stockholder approval requirement would be avoided if the New Astra Board approves either the business combination or the transaction which results in the stockholder becoming an interested stockholder. These provisions also may have the effect of preventing changes in the New Astra Board and may make it more difficult to accomplish transactions which stockholders may otherwise deem to be in their best interests.

Cumulative Voting

Under Delaware law, the right to vote cumulatively does not exist unless the charter specifically authorizes cumulative voting. The Proposed Charter does not authorize cumulative voting.

Limitations on Liability and Indemnification of Officers and Directors

The DGCL authorizes corporations to limit or eliminate the personal liability of directors of corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties, subject to certain exceptions. New Astra’s Charter includes a provision that eliminates the personal liability of directors for damages for any breach of fiduciary duty as a director where, in civil proceedings, the person acted in good faith and in a manner that person reasonably believed to be in or not opposed to the best interests of New Astra or, in criminal proceedings, where the person had no reasonable cause to believe that his or her conduct was unlawful.

The New Astra Bylaws provide that New Astra must indemnify and advance expenses to New Astra’s directors and officers to the fullest extent authorized by the DGCL. New Astra also is expressly authorized to carry directors’ and officers’ liability insurance providing indemnification for New Astra directors, officers, and certain employees for some liabilities. New Astra believes that these indemnification and advancement provisions and insurance are useful to attract and retain qualified directors and executive officers.

The limitation of liability, advancement and indemnification provisions in the Proposed Charter and New Astra Bylaws may discourage stockholders from bringing lawsuit against directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit New Astra and its stockholders. In addition, your investment may be adversely affected to the extent New Astra pays the costs of settlement and damage awards against directors and officer pursuant to these indemnification provisions.

There is currently no pending material litigation or proceeding involving any of New Astra’s directors, officers, or employees for which indemnification is sought.

Corporate Opportunities

The Proposed Charter provide for the renouncement by New Astra of any interest or expectancy of New Astra in, or being offered an opportunity to participate in any matter, transaction, or interest that is presented to, or acquired, created, or developed by, or which otherwise comes into possession of, any director of New Astra who is not an employee or office of New Astra or any of its subsidiaries, unless such matter, transaction, or interest is presenting to, or acquired, created, or developed by, or otherwise comes into the possession of a director of New Astra expressly and solely in that director’s capacity as a director of New Astra.

Dissenters’ Rights of Appraisal and Payment

Under the DGCL, with certain exceptions, New Astra’s stockholders will have appraisal rights in connection with a merger or consolidation of New Astra. Pursuant to the DGCL, stockholders who properly request and perfect appraisal rights in connection with such merger or consolidation will have the right to receive payment of the fair value of their shares as determined by the Delaware Court of Chancery.

Stockholders’ Derivative Actions

Under the DGCL, any of New Astra’s stockholders may bring an action in New Astra’s name to procure a judgment in New Astra’s favor, also known as a derivative action, provided that the stockholder bringing the action is a holder of New Astra’s shares at the time of the transaction to which the action relates or such stockholder’s stock thereafter devolved by operation of law.

Transfer Agent and Registrar

The transfer agent for New Astra capital stock will be Continental Stock Transfer & Trust Company.

Listing of Common Stock

Application will be made for the shares of New Astra Class A common stock and public warrants to be approved for listing on Nasdaq under the symbols “ASTR” and “ASTR WS,” respectively.

SECURITIES ACT RESTRICTIONS ON RESALE OF COMMON STOCK

Rule 144

Pursuant to Rule 144 under the Securities Act (“Rule 144”), a person who has beneficially owned restricted Class A common stock or warrants of New Astra for at least six months would be entitled to sell their securities provided that (i) such person is not deemed to have been an affiliate of New Astra at the time of, or at any time during the three months preceding, a sale and (ii) New Astra is subject to the Exchange Act periodic reporting requirements for at least three months before the sale and has filed all required reports under Section 13 or 15(d) of the Exchange Act during the 12 months (or such shorter period as it was required to file reports) preceding the sale.

Persons who have beneficially owned restricted Class A common stock or warrants of New Astra for at least six months but who are affiliates of New Astra at the time of, or at any time during the three months preceding, a sale would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of:

●	1% of the total number of shares of New Astra Class A common stock then outstanding; or

●	the average weekly reported trading volume of New Astra’s Class A common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales by affiliates of New Astra under Rule 144 are also limited by manner of sale provisions and notice requirements and by the availability of current public information about New Astra.

Restrictions on the Use of Rule 144 by Shell Companies or Former Shell Companies

Rule 144 is not available for the resale of securities initially issued by shell companies (other than business- combination related shell companies) or issuers that have been at any time previously a shell company. However, Rule 144 also includes an important exception to this prohibition if the following conditions are met:

●	the issuer of the securities that was formerly a shell company has ceased to be a shell company;

●	the issuer of the securities is subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act;

●	the issuer of the securities has filed all Exchange Act reports and material required to be filed, as applicable, during the preceding 12 months (or such shorter period that the issuer was required to file such reports and materials) other than Form 8-K reports; and

●	at least one year has elapsed from the time that the issuer filed current Form 10-type information with the SEC reflecting its status as an entity that is not a shell company.

As a result, Holicity’s Initial Stockholders will be able to sell their Founder Shares and Private Placement Warrants, as applicable, pursuant to Rule 144 without registration one year after Holicity has completed its initial business combination. Following such time that such shares and warrants are registered with the SEC, Holicity’s Initial Stockholders will be able to sell such shares and warrants upon the earlier of (i) one year after the Business Combination and (ii) the date that the closing price of New Astra Class A common stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the Business Combination.

Following the Closing, New Astra will no longer be a shell company, and so, once the conditions listed above are satisfied, Rule 144 will become available for the resale of the above-noted restricted securities.

COMPARISON OF STOCKHOLDER RIGHTS

General

Holicity is incorporated under the laws of the State of Delaware and the rights of Holicity Stockholders are governed by the laws of the State of Delaware, including the DGCL, the Current Charter and Holicity’s bylaws. As a result of the Business Combination, Holicity Stockholders who receive shares of New Astra Class A common stock will become New Astra stockholders. New Astra is incorporated under the laws of the State of Delaware and the rights of New Astra stockholders are governed by the laws of the State of Delaware, including the DGCL, the Proposed Charter and New Astra’s bylaws. Thus, following the Business Combination, the rights of Holicity Stockholders who become New Astra stockholders in the Business Combination will continue to be governed by Delaware law but will no longer be governed by the Current Charter and Holicity’s bylaws and instead will be governed by the Proposed Charter and New Astra’s bylaws.

Comparison of Stockholders’ Rights

Set forth below is a summary comparison of material differences between the rights of Holicity Stockholders under the Current Charter and Holicity’s bylaws (left column), and the rights of New Astra’s stockholders under forms of the Proposed Charter and bylaws (right column). The summary set forth below is not intended to be complete or to provide a comprehensive discussion of each company’s governing documents. This summary is qualified in its entirety by reference to the full text of Holicity’s Charter and Holicity’s bylaws, and forms of the Proposed Charter and bylaws, which are attached as Annex B and Annex C, respectively, as well as the relevant provisions of the DGCL.

Holicity	New Astra
Authorized Capital Stock

Holicity is currently authorized to issue 221,000,000 shares of capital stock, consisting of (a) 220,000,000 shares of common stock, including 200,000,000 shares of Class A common stock and 20,000,000 shares of Class B common stock, and (b) 1,000,000 shares of preferred stock.

New Astra will be authorized to issue [●] shares of capital stock, consisting of (i) [●] shares of New Astra Class A common stock, par value $0.0001 per share, (ii) [●] shares of New Astra Class B common stock, par value $0.0001 per share, and (iii) [●] shares of preferred stock, par value $0.0001 per share.

Upon consummation of the Business Combination, we expect there will be [●] shares of New Astra Class A common stock and [●] shares of New Astra Class B common stock (in each case, assuming no redemptions) outstanding. Following consummation of the Business Combination, New Astra is not expected to have any preferred stock outstanding.

Rights of Preferred Stock

Holicity’s Board may fix for any series of preferred stock such voting powers, full or limited, or no voting powers, and such preferences, designations and relative, participating, optional or other special rights and such qualifications, limitations or restrictions thereof, as may be stated in the resolutions of the Holicity Board providing for the issuance of such series.

The New Astra Board may fix for any class or series of preferred stock such voting powers, full or limited, or no voting powers, and such designations, preferences and relative, participating, optional or other special rights and such qualifications, limitations or restrictions thereof, as may be stated in the resolutions of the New Astra Board providing for the issuance of such class or series.

Number and Qualification of Directors

The number of directors of Holicity, other than those who may be elected by the holders of one or more series of preferred stock voting separately by class or series, will be fixed from time to time exclusively by Holicity’s Board of directors pursuant to a resolution adopted by a majority of Holicity’s Board.

Subject to any rights of holders of preferred stock to elect directors under specified circumstances, the number of directors will be fixed from time to time exclusively by the New Astra Board; provided the initial the number of directors shall be seven and, provided further, such number of directors may be modified by the affirmative vote of the holders of two-thirds (2/3rds) of the voting power of the shares of capital stock of New Astra from and after the Voting Threshold Date.

The Voting Threshold Date is the first date on which the issued and outstanding shares of New Astra Class B common stock represents less than 50% of the total voting power of the then outstanding shares of capital stock.

Classification of the Board of Directors

Subject to the rights of the holders of one or more series of preferred stock of Holicity to elect one or more directors, the Current Charter does not provide for a classified board of directors.	Delaware law permits a corporation to classify its board of directors into as many as three classes with staggered terms of office. The Proposed Charter provides for a classified board of directors into three classes. Class I directors’ terms shall expire at New Astra’s first annual meeting of stockholders following the effective date, the initial term of office of the Class II director’s term shall expire at the New Astra’s second annual meeting of stockholders following the effective date and the initial term of office of the Class III directors’ terms shall expire at the New Astra’s third annual meeting of stockholders following the effective date. At each annual meeting of stockholders thereafter, directors elected to succeed those directors of the class whose terms then expire shall be elected for a term of office to expire at the third succeeding annual meeting of stockholders following their election.

Election of Directors

At Holicity’s annual meeting, stockholders elect directors each of whom shall hold office for a term of two years until his or her successor is duly elected and qualified, subject to such director’s earlier death, resignation, disqualification or removal.

Subject to the rights of the holders of one or more series of preferred stock, the election of directors shall be determined by a plurality of the votes cast by the stockholders present in person or represented by proxy at the meeting and entitled to vote on the election of directors.

The stockholders shall elect directors each of whom shall hold office for a term of three years or until his or her successor is duly elected and qualified, subject to such director’s earlier death, resignation, disqualification or removal.

At stockholder meetings for the election of a director, the vote required for election of such director shall, except in a contested election, be the affirmative vote of a majority of the votes cast in favor or against the election of a nominee.

In a contested election, the director shall be elected by a plurality of the votes cast at a meeting of stockholders by the holders of stock entitled to vote in such election, and stockholders will not be permitted to vote against a nominee. An election is considered contested if, as of the tenth (10th) day preceding the date that New Astra first mails its notice of meeting for such meeting to the stockholders of New Astra, there are more nominees for election than directorships to be filled by election at the meeting.

Removal of Directors

Subject to the rights of the holders of any series of preferred stock, any director or the entire board may be removed from office at any time, but only for cause and only by the affirmative vote of holders of a majority of the voting power of all then outstanding shares of capital stock of Holicity entitled to vote generally in the election of directors, voting together as a single class.

Subject to the rights of the holders of any series of preferred stock (as set forth in a New Astra Preferred Stock designation adopted in compliance with the Charter), no director may be removed from the Board except for cause and only with and immediately upon the approval of the holders of a majority in voting power of the shares of capital stock (prior to the Voting Threshold Date) or the holders of 2/3rds of the voting power of the shares of capital stock (after the Voting Threshold Date).

The Voting Threshold Date is the first date on which the issued and outstanding shares of New Astra Class B common stock represents less than 50% of the total voting power of the then outstanding shares of capital stock.

Voting

Except as otherwise required by law or the Current Charter, holders of the Holicity Class A common stock and the Holicity Class B common stock exclusively possess all voting power with respect to Holicity. Except as otherwise required by law or the Current Charter, the holders of Holicity Shares shall be entitled to one vote for each such share on each matter properly submitted to Holicity’s stockholders on which the holders of Holicity Shares are entitled to vote.

Except as otherwise required by law or the Current Charter, for so long as any shares of Holicity Class B common stock remain outstanding, Holicity may not, without first obtaining the written consent of the holders of at least a majority of the then outstanding shares of Holicity Class B common stock, voting separately as a single class, amend, alter or repeal any provision of the Current Charter, if such amendment, alteration or repeal would alter or change the powers, preferences or relative, participating, optional or other or special rights of the Holicity Class B common stock.

Holders of New Astra Class A common stock will be entitled to cast one vote per Class A share, while holders of New Astra Class B common stock will be entitled to cast 10 votes per share of New Astra Class B common stock. Except as otherwise required by law or the Proposed Charter, holders of all classes of New Astra common stock vote together as a single class, while directors are elected by a plurality of the votes cast in contested elections.

Except as otherwise required by applicable law, holders of New Astra Class A common stock and New Astra Class B common stock will not be entitled to vote on any amendment to the Proposed Charter that relates solely to the terms of one or more outstanding series of New Astra preferred stock if the holders of such affected series of New Astra preferred stock are exclusively entitled to vote thereon pursuant to the Proposed Charter or applicable law.

Cumulative Voting

Delaware law allows for cumulative voting only if provided for in the Current Charter; however, the Current Charter does not authorize cumulative voting.	Delaware law allows for cumulative voting only if provided for in the Proposed Charter; however, the Proposed Charter does not authorize cumulative voting.

Vacancies on the Board of Directors

Subject to the rights of the holders of any series of preferred stock, newly created directorships resulting from an increase in the number of directors and any vacancies on the board resulting from death, resignation, retirement, disqualification, removal or other cause are filled exclusively by a majority vote of the remaining directors then in office, even if less than a quorum or by a sole remaining director.

Any director so chosen will hold office for the remainder of the full term of the class of directors to which the new directorship was added or in which the vacancy occurred and until his or her successor has been elected and qualified.

Any newly created directorship on the New Astra Board that results from an increase in the number of directors and any vacancy occurring in the New Astra Board may be filled by (i) prior to the first date on which the issued and outstanding shares of New Astra Class B common stock represents less than 50% of the total voting power of the then outstanding shares of capital stock of New Astra that would be entitled to vote in the election of directors at an annual meeting of stockholders, solely by the stockholders of New Astra with the majority in voting power of the shares of capital stock of the Corporation that would be entitled to vote in the election of directors at an annual meeting of stockholders unless any such vacancy or newly created directorships remain unfilled for at least sixty (60) days, in which case such vacancy or newly created directorships may also be filled by the affirmative vote of a majority of the total number of directors then in office, even if less than a quorum or by a sole remaining director; or (ii) on or after the first date on which the issued and outstanding shares of New Astra Class B common stock represents less than 50% of the total voting power of the then outstanding shares of capital stock of New Astra that would be entitled to vote in the election of directors at an annual meeting of stockholders, solely by the affirmative vote of a majority of the directors then in office, even if less than a quorum or by a sole remaining director, provided, however, prior to the Voting Threshold Date, any vacancy may be filled by the holders of a majority in voting power of the shares of capital stock of New Astra that would be then entitled to vote in the election of directors at an annual meeting of stockholders.

Special Meeting of the Board of Directors

Special meetings of the Holicity Board may be called by the Chairman of the Board or President or upon the written request of at least a majority of directors then in office or the sole director.	Special meetings of the New Astra Board may be called by the Chairperson of the Board, the Chief Executive Officer, the affirmative vote of a majority of the directors then in office, or by one director in the event there is only a single director in office.

Stockholder Action by Written Consent

Under the Current Charter, any action required or permitted to be taken by the stockholders of Holicity must be effected by a duly called annual or special meeting of such stockholders and may not be effected by written consent of the stockholders, other than with respect to the Holicity Class B common stock with respect to which action may be taken by written consent, and other than what may otherwise be provided for pursuant to the Current Charter relating to the rights of the holders of any outstanding series of preferred stock of Holicity.

Subject to the terms of any series of preferred stock, any action required or permitted to be taken by the stockholders of New Astra must be effected at an annual or special meeting of the stockholders and may not be effected by written consent; provided however, prior to the Voting Threshold Date, any action required or permitted to be taken at any annual or special meeting of New Astra stockholders, may be taken by written consent if written consent is signed by the holders of the outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote on such matter were present and voted.

The Voting Threshold Date is the first date on which the issued and outstanding shares of New Astra Class B common stock represents less than 50% of the total voting power of the then outstanding shares of capital stock of New Astra that would be entitled to vote in the election of directors at an annual meeting of stockholders.

Amendment to Certificate of Incorporation

Under Delaware law, an amendment to a charter generally requires the approval of the Holicity Board and a majority of the combined voting power of the then-outstanding shares of voting stock, voting together as a single class.

Article IX of the Current Charter relating to business combination requirements may not be amended prior to the consummation of the initial business combination unless approved by the affirmative vote of the holders of at least 65% of all then outstanding Holicity Shares.

Under the Proposed Charter, so long as any shares of New Astra Class B common stock remain outstanding, the New Astra shall not, without the prior affirmative vote of the holders of two-thirds (2/3rd) of the outstanding shares of New Astra.

Class B common stock, voting as a separate class, in addition to any other vote required by applicable law or the Proposed Charter, amend the Proposed Charter (1) in a manner that changes any of the voting, conversion, dividend or liquidation provisions of the shares of New Astra Class B common stock, (2) to provide for each share of New Astra Class A Common Stock to have more than one (1) vote per share or any rights to a separate class vote of the holders of shares of New Astra Class A Common Stock other than as provided by the Proposed Charter or required by the DGCL or (3) otherwise adversely impact the rights, powers, preferences or privileges of the shares of New Astra Class B common stock in a manner that is disparate from the manner in which it affects the rights, powers, preferences or privileges of the shares of New Astra Class A common stock.

Amendment of the Bylaws

The Holicity Board is expressly authorized to make, alter, amend or repeal the amended and restated bylaws. The bylaws may also be adopted, amended, altered or repealed by the Holicity Stockholders representing a majority of the voting power of all of the then-outstanding shares of capital stock of Holicity entitled to vote generally in the election of directors.

The New Astra Board is expressly authorized to make, alter, amend or repeal the bylaws by the affirmative vote of a majority of the directors, provided that the changes are not in any manner inconsistent with the laws of the State of Delaware or the Charter.

New Astra stockholders may not amend any provision of the bylaws unless such action is approved by the holders of a majority in voting power of the shares of capital stock of New Astra that would then be entitled to vote in the election of directors at an annual meeting or if after the Voting Threshold Date, by the holders of 2/3rds of the voting power of the shares of capital stock of New Astra.

The Voting Threshold Date is the first date on which the issued and outstanding shares of New Astra Class B common stock represents less than 50% of the total voting power of the then outstanding shares of capital stock.

Quorum

Board of Directors. A majority of the Holicity Board constitutes a quorum at any meeting of the Holicity Board.

Stockholders. The presence, in person or by proxy, at a stockholders meeting of the holders of shares of outstanding capital stock representing a majority of the voting power of all outstanding shares of capital stock entitled to vote at such meeting constitutes a quorum; expect that when specified business is to be voted on by a class or series of stock voting as a class, the holders of shares representing a majority of the voting power of the outstanding shares of such class or series will constitute a quorum.

Board of Directors. The greater of (i) a majority of directors at any time in office and (ii) one-third of the number of directors established by the New Astra Board in Section 2.2 of the New Astra Bylaws pertaining to the number of directors constituting the New Astra Board, shall constitute a quorum of the New Astra Board.

Stockholders. The presence, in person or by proxy, at a stockholders meeting of the holders of shares of issued and outstanding capital stock of New Astra representing a majority of the voting power of all issued and outstanding shares of capital stock of New Astra entitled to vote at such meeting constitutes a quorum; provided, however, that where a separate vote by a class or classes of capital stock is required, the holders of a majority in voting power of the shares of such class and entitled to vote on such matter, present in person (which would include presence at the virtual Special Meeting) or represented by proxy, shall constitute a quorum.

Interested Directors

To the extent permitted by law, Holicity renounces any expectancy that any of the Holicity directors or officers will offer any corporate opportunity in which he or she may become aware to Holicity, except with respect to any of the directors or officers of Holicity with respect to a corporate opportunity that was offered to such person solely in his or her capacity as a director or officer of Holicity and (i) such opportunity is one that Holicity is legally and contractually permitted to undertake and would otherwise be reasonable for Holicity to pursue and (ii) the director or officer is permitted to refer that opportunity to Holicity without violating any legal obligation.

New Astra renounces any interest or expectancy of New Astra in, or in being offered an opportunity to participate in, any matter, transaction or interest that is presented to, or acquired, created or developed by any director of New Astra who is not an employee or officer of New Astra or any of its subsidiaries, unless such matter, transaction or interest is presented to, or acquired, created or developed by, such person expressly and solely in such person’s capacity as a director of the Corporation.

Special Stockholder Meetings

The Holicity bylaws provide that a special meeting of stockholders may be called by the Chairman of the Board, Chief Executive Officer of Holicity, or the Holicity Board pursuant to a resolution adopted by a majority of the Holicity board.

Special meetings of the New Astra stockholders may be called at any time by the New Astra Board, the Chairperson of the New Astra Board or the Chief Executive Officer of New Astra; provided that until such time as no New Astra Class B common stock is outstanding, special meetings of stockholder may be called for any purpose or purposes by, if prior to the Voting Threshold Date, the holders of a majority in voting power of the shares of capital stock of New Astra that would then be entitled to vote in the election of directors at an annual meeting or if after the Voting Threshold Date, by the holders of 2/3rds of the voting power of the shares of capital stock of New Astra.

The Voting Threshold Date is the first date on which the issued and outstanding shares of New Astra Class B common stock represents less than 50% of the total voting power of the then outstanding shares of capital stock.

Notice of Stockholder Meetings

Written notice stating the place, if any, date and hour of each meeting of Holicity’s stockholders, the means of remote communications, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such meeting, the record date for determining the stockholders entitled to vote at the meeting (if such date is different from the record date for stockholders entitled to notice of the meeting) must be delivered not less than ten (10) nor more than sixty (60) days before the date of the meeting, unless otherwise required by law.

Whenever notice is required to be given to any Holicity Stockholder, such notice may be given (i) in writing and sent either by hand delivery, through the United States mail, or by a nationally recognized overnight delivery service for next day delivery, or (ii) by means of a form of electronic transmission consented to by the stockholder, to the extent permitted by, and subject to the conditions set forth in Section 232 of the DGCL.

Except as otherwise provided by law or the Proposed Charter or New Astra bylaws, notice of each meeting of the New Astra stockholders, whether annual or special, shall be given not less than ten (10) nor more than sixty (60) days before the date of the meeting to each stockholder entitled to vote at such meeting as of the record date for determining the New Astra stockholders entitled to notice of the meeting.

Without limiting the manner by which notice otherwise may be given to New Astra stockholders, any notice to New Astra stockholders given by New Astra shall be effective if given by electronic transmission in accordance with the DGCL. The notices of all meetings shall state the place, if any, date and time of the meeting, the means of remote communications, if any, by which stockholders and proxyholders may be deemed to be present in person (which would include presence at the virtual Special Meeting) and vote at such meeting, and the record date for determining the stockholders entitled to vote at the meeting (if such date is different from the record date for stockholders entitled to notice of the meeting). The notice of a special meeting shall state, in addition, the purpose or purposes for which the meeting is called.

Stockholder Proposals (Other than Nomination of Persons for Election as Directors)

No business may be transacted at an annual meeting of Holicity Stockholders, other than business that is either (i) specified in Holicity’s notice of meeting (or any supplement thereto) delivered pursuant to the bylaws, (ii) otherwise properly brought before the annual meeting by or at the direction of the Holicity Board or (iii) otherwise properly brought before the annual meeting by any Holicity Stockholder who is entitled to vote at the meeting, who complies with the notice procedures set forth in the Holicity bylaws.

The Holicity Stockholder must (i) give timely notice thereof in proper written form to the Secretary of Holicity, and (ii) the business must be a proper matter for stockholder action. To be timely, a Holicity Stockholder’s notice must be received by the Secretary at the principal executive offices of Holicity not later than the close of business on the ninetieth (90th) day nor earlier than the opening of business on the one-hundred twentieth (120th) day before the anniversary date of the immediately preceding annual meeting; provided, however, that in the event that the annual meeting is more than 30 days before or more than 60 days after such anniversary date, notice must be delivered not earlier than the close of business on the 120th day before the meeting and not later than the 90th day before the meeting or the 10th day following public announcement of the date of the annual meeting, if later. The public announcement of an adjournment or postponement of an annual meeting shall not commence a new time period (or extend any time period) for the giving of a stockholder’s notice. Additionally, the stockholder must provide information pursuant to the advance notice provisions in the Holicity bylaws.

No business may be conducted at an annual meeting of New Astra stockholders, other than business that is either (i) specified in New Astra notice of meeting delivered pursuant to the bylaws, (ii) otherwise properly brought before the annual meeting by or at the direction of the board (or a committee thereof) or (iii) otherwise properly brought before the annual meeting by any stockholder of New Astra who is entitled to vote at the meeting, who complies with the notice procedures set forth in the bylaws and who is a stockholder of record at the time such notice is delivered to the Secretary of New Astra.

The New Astra stockholder must (i) give timely notice thereof in proper written form to the Secretary of New Astra and (ii) the business must be a proper matter for stockholder action. To be timely, a stockholder’s notice must be received at the principal executive offices of New Astra not less than ninety (90) or more than one-hundred twenty (120) days prior to the one-year anniversary of the preceding year’s annual meeting; provided however if the date of the annual meeting is more than thirty (30) days before or more than seventy (70) days after such anniversary date, the notice must be delivered not later than the ninetieth (90th) day prior to such annual meeting or, if later, the tenth day following the day on which public disclosure of such meeting was first made. The public announcement of an adjournment or postponement of an annual meeting will not commence a new time period (or extend any time period) for the giving of a stockholder’s notice. Additionally, the stockholder must provide information pursuant to the advance notice provisions in the New Astra bylaws.

Stockholder Nominations of Persons for Election as Directors

Nominations of persons for election to the Holicity Board may be made by any stockholder of Holicity who is a stockholder of record entitled to vote in the election of directors on the date of the giving of the notice required (as described below) and on the record date for the determination of stockholders entitled to vote at such meeting and who gives proper notice.

To give timely notice, a stockholder’s notice must be given to the Secretary of Holicity at the principal executive offices of Holicity either (i) in the case of an annual meeting, not later than the close of business on the ninetieth (90th) day nor earlier than the close of business on the one hundred twentieth (120th) day before the anniversary date of the immediately preceding annual meeting of stockholders (in most cases) and (ii) in the case of a special meeting of stockholders called for the purpose of electing directors, not later than the close of business on the tenth (10th) day following the day on which public announcement of the date of the special meeting is first made.

Nominations of persons for election to the New Astra’s Board may be made by any stockholder of New Astra who provides a timely notice (i.e. provides notice which must be received in writing by the secretary of New Astra at New Astra’s principal executive officers either (i) in the case of an election of directors at an annual meeting, not less than ninety (90) days nor more than one hundred twenty (120) days prior to the first anniversary of the preceding year’s annual meeting (in most cases) or (ii) in the case of an election of directors at a special meeting, not earlier than one hundred twentieth (120) day prior to such special meeting and not later than the close of business on the later of (a) the ninetieth (90) day prior to such special meeting and (b) the tenth (10) day following the day on which public disclosure of the date of such special meeting for the election of directors is first made), is a stockholder of record on the date of giving such notices and on the record date for the determination of stockholders entitled to vote at such a meeting, and is entitled to vote at such meeting and on such election.

Limitation of Liability of Directors and Officers

The DGCL permits limiting or eliminating the monetary liability of a director to a corporation or its stockholders, except with regard to breaches of the duty of loyalty, intentional misconduct, unlawful repurchases or dividends, or improper personal benefit.

The Current Charter provides that no director will be personally liable, except to the extent an exemption from liability or limitation is not permitted under the DGCL, unless a director violated his or her duty of loyalty to the Holicity or its stockholders, acted in bad faith, knowingly or intentionally violated the law, authorized unlawful payments of dividends, unlawful stock purchases or unlawful redemptions, or derived improper personal benefit from his or her actions as a director

The DGCL permits limiting or eliminating the monetary liability of a director to a corporation or its stockholders, except with regard to breaches of the duty of loyalty, intentional misconduct, unlawful repurchases or dividends, or improper personal benefit.

The Proposed Charter provides that no director will be personally liable, except to the extent an exemption from liability or limitation is not permitted under the DGCL, unless a director breached his or her duty of loyalty to New Astra or its stockholders, performed acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, pursuant to Section 174 of the DGCL, or for any transaction from which the director derived an improper personal benefit.

Indemnification of Directors, Officers

The DGCL generally permits a corporation to indemnify its directors and officers acting in good faith. Under the DGCL, the corporation through its stockholders, directors or independent legal counsel, will determine that the conduct of the person seeking indemnity conformed with the statutory provisions governing indemnity.

The Current Charter provides that Holicity will indemnify each director and officer to the fullest extent permitted by applicable law.

The DGCL generally permits a corporation to indemnify its directors and officers acting in good faith. Under the DGCL, the corporation through its stockholders, directors or independent legal counsel, will determine that the conduct of the person seeking indemnity conformed with the statutory provisions governing indemnity.

The Proposed Charter provides that New Astra will indemnify each director and officer to the fullest extent permitted by applicable law.

Dividends

Unless further restricted in the certificate of incorporation, the DGCL permits a corporation to declare and pay dividends out of either (i) surplus, or (ii) if no surplus exists, out of net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year (provided that the amount of capital of the corporation is not less than the aggregate amount of the capital represented by the issued and outstanding stock of all classes having a preference upon the distribution of assets). The DGCL defines surplus as the excess, at any time, of the net assets of a corporation over its stated capital. In addition, the DGCL provides that a corporation may redeem or repurchase its shares only when the capital of the corporation is not impaired and only if such redemption or repurchase would not cause any impairment of the capital of a corporation.

The Current Charter provides that, subject to applicable law and the rights, if any, of outstanding shares of preferred stock, the holders of Holicity Shares will be entitled to receive dividends (payable in cash, property, or capital stock of Holicity) when, as, and if declared by the board of directors from time to time out of any assets of Holicity legally available for dividends.

Unless further restricted in the certificate of incorporation, the DGCL permits a corporation to declare and pay dividends out of either (i) surplus, or (ii) if no surplus exists, out of net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year (provided that the amount of capital of the corporation is not less than the aggregate amount of the capital represented by the issued and outstanding stock of all classes having a preference upon the distribution of assets). The DGCL defines surplus as the excess, at any time, of the net assets of a corporation over its stated capital. In addition, the DGCL provides that a corporation may redeem or repurchase its shares only when the capital of the corporation is not impaired and only if such redemption or repurchase would not cause any impairment of the capital of a corporation.

The Proposed Charter provides that New Astra common stock shall be treated equally, identically, and ratably, on a per share basis, with respect to any dividends that may be declared and paid from time to time by the board of directors out of any assets of New Astra legally available for dividends.

Liquidation

Subject to applicable law and the rights, if any, of the holders of outstanding shares of preferred stock, the Current Charter provides that following the payment or provision for payment of the debts and other liabilities of Holicity in the event of an voluntary or involuntary liquidation, dissolution, or winding up of Holicity, the holders of Holicity Shares shall be entitled to receive all the remaining assets of Holicity available for distribution to its stockholders, ratably in proportion to the number of shares of Holicity Shares held by them.

Subject to applicable law and the preferential or other rights of any holders of preferred stock then outstanding, the Proposed Charter provides that in the event of the liquidation or winding up of New Astra, whether voluntary or involuntary, holders of New Astra common stock will be entitled to receive ratably all assets of New Astra available for distribution to its stockholders unless disparate or different treatment of the shares of each such class with respect to distributions upon any liquidation, dissolution, distribution of assets, or winding up is approved by the affirmative vote of the holders of a majority of the outstanding shares of New Astra common stock, each voting separately as a class.

Supermajority Voting Provisions

There are no provisions of Holicity’s Charter or bylaws that require the affirmative vote of a supermajority of the voting power of all outstanding shares of capital stock of Holicity.	Following the first date on which the issued and outstanding shares of New Astra Class B common stock represent less than 50% of the total voting power of the then outstanding shares of capital stock of New Astra that would then be entitled to vote in the election of directors at an annual meeting of stockholders, the affirmative vote of two-thirds (2/3rds) of the voting power of the shares of capital stock of New Astra that would then be entitled to vote in the election of directors at an annual meeting of stockholders will be required in order for the stockholders of New Astra to amend New Astra’s Charter in certain circumstances, amend New Astra’s bylaws, increase or decrease the number of directors, fill vacancies on the board of directors, remove a director from office, or call a special meeting of stockholders.

Anti-Takeover Provisions and Other Stockholder Protections

The anti-takeover provisions and other stockholder protections in the Current Charter include the staggered board, a prohibition on stockholder action by written consent, and blank check preferred stock. Section 203 of the DGCL prohibit a Delaware corporation from engaging in a “business combination” with an “interested stockholder” (i.e. a stockholder owning 15% or more of Holicity voting stock) for three years following the time that the “interested stockholder” becomes such, subject to certain exceptions.	The anti-takeover provisions and other stockholder protections included in the Proposed Charter include a prohibition on stockholder action by written consent and blank check preferred stock. Section 203 of the DGCL prohibit a Delaware corporation from engaging in a “business combination” with an “interested stockholder” (i.e. stockholder owning 15% or more of Holicity voting stock) for three years following the time that the “interested stockholder” becomes such, subject to certain exceptions.

Preemptive Rights

There are no preemptive rights relating to the Holicity Shares.	There are no preemptive rights relating to the shares of New Astra common stock.

Fiduciary Duties of Directors

Under Delaware law, the standards of conduct for directors have developed through Delaware court case law. Generally, directors must exercise a duty of care and duty of loyalty and good faith to the company and its stockholders. Members of the board of directors or any committee designated by the board of directors are similarly entitled to rely in good faith upon the records of the corporation and upon such information, opinions, reports and statements presented to the corporation by corporate officers, employees, committees of the board of directors or other persons as to matters such member reasonably believes are within such other person’s professional or expert competence, provided that such other person has been selected with reasonable care by or on behalf of the corporation. Such appropriate reliance on records and other information protects directors from liability related to decisions made based on such records and other information.

The Holicity Board may exercise all such powers of Holicity and do all such lawful acts and things as are not by statute or Holicity’s Charter or Holicity’s bylaws directed or required to be exercised or done solely by stockholders.

Under Delaware law, the standards of conduct for directors have developed through Delaware court case law. Generally, directors must exercise a duty of care and duty of loyalty and good faith to the company and its stockholders. Members of the board of directors or any committee designated by the board of directors are similarly entitled to rely in good faith upon the records of the corporation and upon such information, opinions, reports and statements presented to the corporation by corporate officers, employees, committees of the board of directors or other persons as to matters such member reasonably believes are within such other person’s professional or expert competence, provided that such other person has been selected with reasonable care by or on behalf of the corporation. Such appropriate reliance on records and other information protects directors from liability related to decisions made based on such records and other information.

The New Astra Board may exercise all such authority and powers of New Astra and do all such lawful acts and things as are not by statute or the New Astra’s Charter or New Astra’s bylaws directed or required to be exercised or done solely by the stockholders.

Inspection of Books and Records

Under the DGCL, any stockholder or beneficial owner has the right, upon written demand under oath stating the proper purpose thereof, either in person or by attorney or other agent, to inspect and make copies and extracts from the corporation’s stock ledger, list of stockholders and its other books and records for a proper purpose during the usual hours for business. The Current Charter permits Holicity’s books and records to be kept within or outside Delaware.

Under the DGCL, any stockholder or beneficial owner has the right, upon written demand under oath stating the proper purpose thereof, either in person or by attorney or other agent, to inspect and make copies and extracts from the corporation’s stock ledger, list of stockholders and its other books and records for a proper purpose during the usual hours for business.

Choice of Forum

The Current Charter generally designates the Court of Chancery of the State of Delaware as the sole and exclusive forum for any stockholder (including a beneficial owner) to: (i) any derivative action or proceeding brought on behalf of Holicity, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer, or other employee of Holicity to Holicity or Holicity’s stockholders, (iii) any action asserting a claim against Holicity, its directors, officers, or employees arising pursuant to any provision of the DGCL or the Current Charter or Holicity’s bylaws, (iv) any action asserting a claim against Holicity, its directors, officers, or employees governed by the internal affairs doctrine, and, if brought outside of Delaware, the stockholder bringing the suit will be deemed to have consented to service of process on such stockholder’s counsel, subject to certain exceptions.

The Proposed Charter generally designates Court of Chancery as the sole and exclusive forum for: (i) any derivative action or proceeding brought on behalf of New Astra, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of New Astra to New Astra or New Astra’s stockholders, (iii) any action asserting a claim against the New Astra, its directors, officers or employees arising pursuant to any provision of the DGCL or the Proposed Charter or the bylaws, or (iv) any action asserting a claim against New Astra, its directors, officers or employees governed by the internal affairs doctrine and, if brought outside of Delaware, the stockholder bringing the suit will be deemed to have consented to service of process on such stockholder’s counsel, except for, as to each of (i) through (iv) above, any claim (A) as to which the Court of Chancery determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten days following such determination), (B) which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, (C) for which the Court of Chancery does not have subject matter jurisdiction, or (D) any action arising under the Securities Act of 1933, as amended, as to which the Court of Chancery and the federal district court for the District of Delaware shall have concurrent jurisdiction.

Notwithstanding the foregoing, the forum selection provisions will not apply to suits brought to enforce a duty or liability created by the Securities Act of 1933, as amended, or any other claim for which the federal courts have exclusive jurisdiction. Any person or entity purchasing or otherwise acquiring any interest in any security of New Astra shall be deemed to have notice of and consented to the provisions of the Proposed Charter.

BENEFICIAL OWNERSHIP OF SECURITIES

The following table sets forth information known to Holicity regarding the beneficial ownership of Holicity common stock as of December 31, 2020 (pre-Business Combination) and, immediately following consummation of the Business Combination (post-Business Combination), ownership of shares of New Astra common stock assuming that no public shares are redeemed, and alternatively that the maximum number of 25,000,000 public shares are redeemed.

Beneficial ownership is determined according to the rules of the SEC, which generally provide that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power over that security, including options and warrants that are currently exercisable or exercisable within 60 days.

The beneficial ownership of Holicity common stock pre-Business Combination is based on 37,500,000 shares of Holicity common stock (including 30,000,000 public shares and 7,500,000 founder shares) issued and outstanding as of January 31, 2021.

	Before the Business Combination			After the Business Combination
				Assuming No Redemptions					Assuming Max Redemptions
Name and Address of Beneficial Owner	Number of shares of Holicity Common Stock	%	% of Voting Power **	# Shares of New Astra Class A Common Stock	%	# Shares of New Astra Class B Common Stock	%	% of Voting Power **	Number of Shares of New Astra Class A Common Stock	%	Number of Shares of New Astra Class B Common Stock	%	% of Voting Power **
5% Holders
Pendrell Corporation(1)(2)	6,731,100	17.95%	17.95%	7,729,847	3.84%	–	–	0.97%	7,729,847	4.39%	–	–	1.01%
Millennium Management LLC(3)	2,216,750	5.91%	5.91%	3,466,750	1.72%	–	–	0.44%	3,466,750	1.97%	–	–	*
SherpaVentures Fund II, LP (ACME Capital)(4)	–	–	–	28,080,229	13.95%	–	–	3.54%	28,080,229	15.93%	–	–	3.65%
A/NPC Holdings LLC (5)	–	–	–	25,013,902	12.43%	–	–	3.15%	25,013,902	14.19%	–	–	3.25%
Canaan X, L.P. (6)	–	–	–	20,573,541	10.22%	–	–	2.59%	20,573,541	11.67%	–	–	2.68%
Directors and Officers of Holicity Pre-Business Combination
Craig McCaw(1)(2)	6,896,100	18.39%	18.39%	7,894,847	3.92%	–	–	*	7,894,847	4.48%	–	–	1.03%
R. Gerard Salemme(1)(2)	88,000	*	*	88,000	*	–	–	*	88,000	*	–	–	*
Randy Russell(1)(2)	110,000	*	*	110,000	*	–	–	*	110,000	*	–	–	*
Steve Ednie(1)	44,000	*	*	44,000	*	–	–	*	44,000	*	–	–	*
Dennis Weibling(1)	33,000	*	*	33,000	*	–	–	*	33,000	*	–	–	*
Wayne Perry(1)	33,000	*	*	33,000	*	–	–	*	33,000	*	–	–	*
Cathleen A. Massey(1)	33,000	*	*	33,000	*	–	–	*	33,000	*	–	–	*
All Holicity Directors and Executive Officers as a Group (7 individuals)	7,237,100	19.30%	19.30%	8,235,847	4.09%	–	–	1.04%	8,235,847	4.67%	–	–	1.07%

Directors and Officers of New Astra Post-Business Combination
Adam London(7)	–	–		-	-	30,077,401	50.79%	37.90%	-	-%	30,077,401	50.79%	39.14%
Chris C. Kemp(7)(8)	–	–		-	-	29,144,782	49.21%	36.73%	-	-%	29,144,782	49.21%	37.92%
Kelyn Brannon(7)	–	–		925,901	*	–	–	*	925,901	*	–	–	*

All New Astra Directors and Executive Officers of as a Group ([__] individuals)	–	–		[_]	[_] %	[_]	[_] %	[_] %	[_]	[_] %	[_]	[_] %	[_] %

*	Denotes less than 1%

**	Percentage of total voting power represents voting power with respect to all shares of New Astra Class A common stock and Class B common stock, as a single class. After the Business Combination, each share of New Astra Class B common stock will be entitled to 10 votes per share and each share of New Astra Class A common stock will be entitled to one vote per share. For more information about the voting rights of New Astra common stock after the Business Combination, see “Description of New Astra Securities.”

(1)	The business address of each of these stockholders is 2300 Carillon Point, Kirkland WA 98033.

(2)	X-icity Holdings Corporation is the record holder of the shares reported herein. R. Gerard Salemme and Randy Russell are shareholders of Pendrell, the corporate parent of X-icity Holdings Corporation, and may be entitled to distributions of securities held by Pendrell. Mr. McCaw is the Co-CEO of Pendrell. Mr. McCaw shares voting and investment discretion with respect to the common stock held of record by Pendrell. Mr. McCaw disclaims any beneficial ownership of any shares held by Pendrell.

(3)	Integrated Core Strategies (US) LLC and ICS Opportunities, Ltd each hold shares directly in Holicity. Millennium Management LLC is the general partner of the managing member of Integrated Core Strategies (US) LLC). The investment manager of ICS Opportunities is Millennium International Management LP. Millennium Group Management LLC is the general partner to both Millennium Management LLC and Millennium International Management LP. The business address for such holder is 666 Fifth Avenue, New York, NY 10103.

(4)	The business address of such holder is 800 Market Street, Suite 800, San Francisco, CA 94102.

(5)	The business address of such holder is c/o Advance Finance Group, One World Trade Center, 43rd Floor, New York, NY 10007.

(6)	The business address of such holder is 2765 Sand Hill Road, Menlo Park, CA 94025.

(7)	The business address of such holder is 1900 Skyhawk Street, Alameda, CA 94501.

(8)	Includes 10,000 shares of Class B common stock subject to outstanding options that are exercisable within 60 days of January 31, 2021.

NEW ASTRA MANAGEMENT AFTER THE BUSINESS
COMBINATION BOARD OF DIRECTORS AND MANAGEMENT

Board of Directors and Management

The following is a list of the persons who are anticipated to be New Astra’s directors and executive officers following the Business Combination and their ages and anticipated positions following the Business Combination.

Name	Age	Position
Chris Kemp	44	Chief Executive Officer and Chairman
Adam London	47	Chief Technology Officer and Director
Kelyn Brannon	62	Chief Financial Officer
Martin Attiq	37	Chief Business Officer
Craig O. McCaw	71	Director
[●]	[●]	[●]
[●]	[●]	[●]

Chris Kemp is a Founder, Chairman and Chief Executive Officer of Astra. Mr. Kemp leads the overall company strategy and direction. Mr. Kemp previously served as the Chief Technology Officer of NASA. During his time at NASA, Mr. Kemp developed cloud computing strategy for the United States Federal Government with the White House and founded OpenStack, an open infrastructure software platform, which is the largest and fastest growing open source project in history. Mr. Kemp currently serves on the Board of Directors at Scalr, an information technology and services company. Mr. Kemp also serves as an advisor to Planet Labs, an aviation and aerospace company, and Ripcord, a computer software company. Mr. Kemp previously founded and served as the CEO of three venture-backed start-ups, all of which are now owned by public companies. Mr. Kemp studied Computer Engineering at the University of Alabama in Huntsville and currently teaches at Stanford University. Mr. Kemp is qualified to serve as our Chief Executive Officer and as a director due to his experience running software, information technology and aerospace companies and his expertise with new technologies, specifically in the aerospace industry.

Adam London is our co-founder, Chief Technology Officer and serves as one of our directors. Dr. London helped to found Astra in October 2016 and has served as the Chief Technology Officer and director since then. Dr. London leads our technology strategy and long-term product roadmap. Dr. London co-founded and served as a managing partner for Ventions, LLC, which was our predecessor company, from January 2005 until September 2016. While at Ventions, LLC, Dr. London spent 10+ years leading initiatives to miniaturize high-performance rocket technologies, supported by funding from the Defense Advanced Research Projects Agency, NASA, and other government agencies. Prior to founding Ventions, LLC and Astra, Dr. London served as an engagement manager at McKinsey & Company, where he focused on the automotive and manufacturing sectors. Dr. London holds a B.S., M.S. and Ph.D. in Aerospace Engineering from Massachusetts Institute of Technology, where his research culminated in the creation of a liquid-cooled chemical rocket engine smaller than a postage stamp. Dr. London is qualified to serve as our Chief Technology Officer and as a director due to his extensive experience leading technology strategy in different capacities and his expertise with rocket design.

Kelyn Brannon serves as our Chief Financial Officer and has served in that role since December 2020. Ms. Brannon leads our finance, legal and people functions. Throughout her career, Ms. Brannon has served as the Chief Financial Officer for several companies in the information technology and software industries. Ms. Brannon previously served as the Chief Financial Officer at Asure Software from October 2017 until August 2020. She has also served as a self-employed Finance Executive Consultant from May 2015 to December 2020, through which she offered consultative services for board and audit committee presentations and corporate governance. Ms. Brannon was the Chief Financial Officer of Arista Networks, Inc. from July 2013 until April 2015. Prior to that, she was the Chief Financial Officer at Delivery Agent, where she prepared the company for its Initial Public Offering. Ms. Brannon also previously served as the Chief Accounting Officer, Vice President of Finance and Chief Financial Officer at Amazon. Ms. Brannon received a B.A. from Murray State University.

Martin Attiq serves as our Chief Business Officer and has been with Astra since January 2020. Mr. Attiq leads our business development, partnerships, spaceport services, real estate strategy, communications and policy. Mr. Attiq leads our business development, partnerships, spaceport services, real estate strategy, communications and policy. From January 2016 until January 2020, Mr. Attiq served as the Vice President and Head of Strategic Partnerships for SigFig, a digital innovation company for retail banking and wealth management. Prior to that, from July, 2005 to July, 2015, Mr. Attiq was a Director at BlackRock, where he co-founded and helped scale the Financial Markets Advisory group. Mr. Attiq holds a B.S.E. in Industrial and Operations Engineering from the University of Michigan as well as an M.S. in Management from Stanford University Graduate School of Business where he was a Sloan Fellow.

Craig O. McCaw is expected to serve as one of our directors effective as of the date of the Business Combination. Mr. McCaw is the Chairman and Chief Executive Officer of X-icity Holdings Corporation, which is a subsidiary of Pendrell Corporation. Mr. McCaw is a telecommunications entrepreneur, who has started and built many companies over the past 30 years in the cable, cellular telephone and wireless broadband industries. Mr. McCaw acted as Chairman and CEO of McCaw Cellular Communications, which he built into the nation’s leading provider of cellular services before its sale to AT&T. Mr. McCaw then restructured Nextel Communications and later founded Nextel International. He also co-founded Nextel Partners. In 2003, Mr. McCaw co-founded and served as Chairman of Clearwire Corporation, a wireless broadband company. Mr. McCaw is a graduate of Stanford University. Mr. McCaw is qualified to serve as one of our directors due to his extensive business experience and expertise.

Corporate Governance

New Astra will structure its corporate governance in a manner that Astra and Holicity believe will closely align its interests with those of its stockholders following the Business Combination. Notable features of this corporate governance include:

●	New Astra will have independent director representation on its audit, compensation and nominating and corporate governance committees immediately at the time of the Business Combination, and its independent directors will meet regularly in executive sessions without the presence of its corporate officers or non-independent directors;

●	at least one of its directors will qualify as an “audit committee financial expert” as defined by the SEC; and

●	it will implement a range of other corporate governance best practices, including placing limits on the number of directorships held by its directors to prevent “overboarding” and implementing a robust director education program.

Role of Board in Risk Oversight

The board of directors will have extensive involvement in the oversight of risk management related to New Astra and its business and will accomplish this oversight through the regular reporting to the board of directors by the audit committee. The audit committee will represent the board of directors by periodically reviewing New Astra’s accounting, reporting and financial practices, including the integrity of its financial statements, the surveillance of administrative and financial controls and its compliance with legal and regulatory requirements. Through its regular meetings with management, including the finance, legal, internal audit and information technology functions, the audit committee will review and discuss all significant areas of New Astra’s business and summarize for the board of directors all areas of risk and the appropriate mitigating factors. In addition, the board of directors will receive periodic detailed operating performance reviews from management.

Controlled Company Exemption

After the completion of the Business Combination, the holders of New Astra Class B common stock will beneficially own a majority of the voting power of all outstanding shares of New Astra’s common stock. As a result, New Astra will be a “controlled company” within the meaning of Nasdaq’s corporate governance standards. Under these corporate governance standards, a company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance standards, including the requirements to have: (i) a board of directors comprised of a majority of independent directors; (ii) compensation of its executive officers determined by a majority of the independent directors or a compensation committee comprised solely of independent directors; (iii) a compensation committee charter which, among other things, provides the compensation committee with the authority and funding to retain compensation consultants and other advisors; and (iv) director nominees selected, or recommended for the Board’s selection, either by a majority of the independent directors or a nominating committee comprised solely of independent directors. For at least some period following the Business Combination, New Astra may utilize these exemptions since the board has not yet made a determination with respect to the independence of any directors. Pending such determination, you may not have the same protections afforded to stockholders of companies that are subject to all of these corporate governance requirements. If New Astra ceases to be a “controlled company” and its shares continue to be listed on Nasdaq, New Astra will be required to comply with these standards and, depending on the board’s independence determination with respect to its then-current directors, New Astra may be required to add additional directors to its board in order to achieve such compliance within the applicable transition periods.

Composition of the New Astra Board of Directors After the Merger

New Astra’s business and affairs will be managed under the direction of its board of directors. There will be no cumulative voting with respect to the election of directors. New Astra’s Proposed Charter establishes a classified board of directors that is divided into three classes with staggered three-year terms. Only the directors in one class will be subject to election by a plurality of votes cast at each annual meeting of New Astra stockholders, with the directors in the other classes continuing for the remainder of their respective three-year terms.

Board Committees

After the completion of the Business Combination, the standing committees of New Astra’s board of directors will consist of an audit committee, a compensation committee and a nominating and corporate governance committee. The board of directors may from time to time establish other committees.

New Astra’s president and chief executive officer and other executive officers will regularly report to the non-executive directors and the audit, the compensation and the nominating and corporate governance committees to ensure effective and efficient oversight of our activities and to assist in proper risk management and the ongoing evaluation of management controls. We believe that the leadership structure of New Astra’s board of directors will provide appropriate risk oversight of New Astra’s activities given the controlling interests held by the Astra Founders.

Audit Committee

Upon the completion of the Business Combination, we expect New Astra to have an audit committee, consisting of           and          , with           serving as chairperson. Each proposed member of the audit committee qualifies as an independent director under Nasdaq corporate governance standards and the independence requirements of Rule 10A-3 under the Exchange Act. Following the Business Combination, New Astra’s board of directors will determine which member of its audit committee qualifies as an “audit committee financial expert” as such term is defined in Item 407(d)(5) of Regulation S-K and possesses financial sophistication, as defined under the rules of Nasdaq.

The purpose of the audit committee will be to prepare the audit committee report required by the SEC to be included in New Astra’s proxy statement and to assist the board of directors in overseeing and monitoring (1) the quality and integrity of the financial statements, (2) compliance with legal and regulatory requirements, (3) New Astra’s independent registered public accounting firm’s qualifications and independence, (4) the performance of New Astra’s internal audit function and (5) the performance of New Astra’s independent registered public accounting firm.

The board of directors will adopt a written charter for the audit committee which will be available on                         New Astra’s website upon the completion of the Business Combination.

Compensation Committee

Upon the completion of the Business Combination, we expect New Astra to have a compensation committee, consisting of           and           ,           with serving as the chairperson.

The purpose of the compensation committee is to assist the board of directors in discharging its responsibilities relating to (1) setting New Astra’s compensation program and compensation of its executive officers and directors, (2) monitoring New Astra’s incentive and equity-based compensation plans and (3) preparing the compensation committee report required to be included in New Astra’s proxy statement under the rules and regulations of the SEC.

The board of directors will adopt a written charter for the compensation committee which will be available on New Astra’s website upon the completion of the Business Combination.

Nominating and Corporate Governance Committee

Upon the completion of the Business Combination, we expect New Astra to have a nominating and corporate governance committee, consisting of                    and           , with               serving as chairperson. The purpose of the nominating and corporate governance committee will be to assist the board of directors in discharging its responsibilities relating to (1) identifying individuals qualified to become new board of directors members, consistent with criteria approved by the board of directors, (2) reviewing the qualifications of incumbent directors to determine whether to recommend them for reelection and selecting, or recommending that the board of directors select, the director nominees for the next annual meeting of stockholders, (3) identifying board of directors members qualified to fill vacancies on any board of directors committee and recommending that the board of directors appoint the identified member or members to the applicable committee, (4) reviewing and recommending to the board of directors corporate governance principles applicable to New Astra, (5) overseeing the evaluation of the board of directors and management and (6) handling such other matters that are specifically delegated to the committee by the board of directors from time to time.

The board of directors will adopt a written charter for the nominating and corporate governance committee which will be available on New Astra’s website upon completion of the Business Combination.

Code of Business Conduct

New Astra will adopt a new code of business conduct that applies to all of its directors, officers and employees, including its principal executive officer, principal financial officer and principal accounting officer, which will be available on New Astra’s website upon the completion of the Business Combination. New Astra’s code of business conduct is a “code of ethics”, as defined in Item 406(b) of Regulation S-K. Please note that New Astra’s Internet website address is provided as an inactive textual reference only. New Astra will make any legally required disclosures regarding amendments to, or waivers of, provisions of its code of ethics on its Internet website.

Compensation Committee Interlocks and Insider Participation

No member of the compensation committee was at any time during fiscal year 2020, or at any other time, one of our officers or employees. We are parties to certain transactions with          described in “Certain Relationships and Related Party Transactions”. None of our executive officers has served as a director or member of a compensation committee (or other committee serving an equivalent function) of any entity, one of whose executive officers served as a director of our board of directors or member of our compensation committee.

Independence of the Board of Directors

Nasdaq rules generally require that independent directors must comprise a majority of a listed company’s board of directors. As a controlled company, we are largely exempt from such requirements. Based upon information requested from and provided by each proposed director concerning his or her background, employment and affiliations, including family relationships, we have determined that           ,           and           , representing of New Astra’s           proposed directors, will be “independent” as that term is defined under the applicable rules and regulations of the SEC and the listing requirements and rules of Nasdaq.

Compensation of Directors and Executive Officers

Following the Closing of the Business Combination, we expect New Astra’s executive compensation program to be consistent with Astra’s compensation policies and philosophies, which are designed to:

●	attract, retain and motivate senior management leaders who are capable of advancing Astra’s mission and strategy and, ultimately, creating and maintaining its long-term equity value. Such leaders must engage in a collaborative approach and possess the ability to execute its business strategy in an industry characterized by competitiveness and growth;

●	reward senior management in a manner aligned with Astra’s financial performance; and

●	align senior management’s interests with Astra’s equity owners’ long-term interests through equity participation and ownership.

Following the Closing of the Business Combination, decisions with respect to the compensation of New Astra’s executive officers, including its named executive officers, will be made by the compensation committee of the board of directors. The terms of each named executive officer’s employment agreement are described below under “—Employment Agreements.”

In addition to base salary and annual bonuses as contemplated pursuant to the terms of employment agreements, we expect New Astra to use stock-based awards in future years to promote its interests by providing these executives with the opportunity to acquire equity interests as an incentive for their remaining in its service and aligning the executives’ interests with those of New Astra’s equity holders. Stock-based awards will be awarded under the Incentive Plan, which has been adopted by Holicity’s board of directors and is being submitted to Holicity’s stockholders for approval at the special meeting. For a description of the Incentive Plan, please see “The Incentive Plan Proposal.”

Following the Business Combination, non-employee directors of New Astra that are not affiliated with Kemp will receive varying levels of compensation for their services as directors and members of committees of New Astra’s board of directors. New Astra anticipates determining director compensation in accordance with industry practice and standards.

ASTRA’S EXECUTIVE AND DIRECTOR COMPENSATION

Introduction

This section provides an overview of Astra’s executive compensation programs, including a narrative description of the material factors necessary to understand the information disclosed in the summary compensation table below. This section also provides an overview of certain compensation arrangements adopted in connection with the Business Combination Agreement, to be effective on the Closing. This discussion may contain forward-looking statements that are based on Astra’s current plans, considerations, expectations and determinations regarding future compensation programs. Actual compensation programs that Astra adopts following the completion of the Business Combination may differ materially from the existing and currently planned programs summarized or referred to in this discussion. Throughout this section, unless otherwise noted, “we,” “us,” “our” and similar terms refer to Astra and its subsidiaries prior to the consummation of the Business Combination, and to New Astra and its subsidiaries after the Business Combination.

For the year ended December 31, 2020, Astra’s named executive officers (“Named Executive Officers” or “NEOs”) were:

●	Chris Kemp, Chief Executive Officer;

●	Adam London, Chief Technology Officer; and

●	Kelyn Brannon, Chief Financial Officer.

The objective of Astra’s compensation program is to provide a total compensation package to each NEO that will enable Astra to attract, motivate and retain outstanding individuals, align the interests of our executive team with those of our equity holders, encourage individual and collective contributions to the successful execution of our short- and long-term business strategies and reward NEOs for performance. The board of directors of Astra has historically determined the compensation for the NEOs.

For 2020, the compensation program for the NEOs consisted of base salary and incentive compensation delivered in the form of stock option awards, each as described below:

●	Base Salary. Base salary is paid to attract and retain qualified talent and is set at a level that is commensurate with the executive’s duties and authorities, contributions, prior experience and sustained performance.

●	Stock Awards. Each of Chris Kemp and Adam London were granted stock awards in 2020 in recognition of past service, their ongoing dedication to the company, and their roles as founders of Astra.

●	Stock Option Awards. Stock option awards are granted to attract, retain and motivate qualified talent by providing the opportunity to acquire a proprietary interest in Astra and align the executive’s interests and efforts to the long-term interests of Astra’s stockholders.

Summary Compensation Table

The following table shows information concerning the annual compensation for services provided to Astra by our NEOs for the year ended December 31, 2020.

Name and Position	Year	Salary ($)	Stock Awards ($) (1)	Option Awards ($) (1)	Total ($)
Chris Kemp Founder, Chief Executive Officer	2020	$256,000	$2,310,000	$962	$2,566,962
Adam London Founder, Chief Technology Officer	2020	$227,000	$770,000	-	$997,000
Kelyn Brannon Chief Financial Officer	2020	$8,021	-	$259,493	$267,514

(1)	The amounts in these columns represent the aggregate grant-date fair value of stock and option awards granted to each NEO, computed in accordance with FASB ASC Topic 718. See Note [●] to Astra’s audited consolidated financial statements included elsewhere in this prospectus for a discussion of all assumptions made by us in determining the grant date fair value of our equity awards.

(2)	Ms. Brannon commenced employment with us on December 23, 2020. Ms. Brannon’s annualized base salary in 2020 was $330,000.

Narrative Disclosure to Summary Compensation Table

Base Salary

Each of the NEOs receives a salary in respect of his or her services. The current annual base salaries for the NEOs are $256,000 for Mr. Kemp, $227,000 for Dr. London and $330,000 for Ms. Brannon. In connection with the Business Combination, and as described in further detail under “Astra’s Executive and Director Compensation—Employment Agreements” below, Mr. Kemp’s annual base salary will be increased to $600,000, Dr. London’s to $400,000 and Ms. Brannon’s to $400,000, in each case, effective as of the Closing.

Annual Bonuses

None of the NEOs received an annual bonus during 2020.

Equity Compensation

In connection with the commencement of her employment with Astra, Ms. Brannon received a grant of 1,500,000 stock options, with 1/4 of the stock options vesting on the first anniversary of the vesting commencement date and 1/48 of the stock options vesting each month thereafter. Upon termination of employment for any reason, the unvested portion of the grant will be automatically forfeited.

In recognition of their historical service and dedication to the company, Mr. Kemp was issued 5,250,000 shares and an option to acquire 10,000 stock options and Dr. London was issued 1,750,000 shares, all of which were fully vested at the time of grant.

Offer Letters

Ms. Brannon is party to an offer letter with Astra that provides for at-will employment and describe the terms of her initial compensation, and has also entered into Astra’s form of confidential information and invention assignment agreement, which requires, among other provisions, the assignment to Astra of intellectual property rights to any inventions made during the course of employment and the non-disclosure of confidential or proprietary information, and contains prohibitions on the solicitation of Astra’s employees and consultants during employment and for twelve months thereafter. Given their material ownership interest in Astra and roles as founders of the company, Chris Kemp and Adam London had not previously entered into employment arrangements with Astra. However, in anticipation of the Business Combination and as further described under “Astra’s Executive and Director Compensation—Employment Agreements” below, Astra entered into new employment agreements with the NEOs, to be effective upon the Closing.

Employee Benefits

We provide all of our employees, including our NEOs, broad-based employee benefits that are intended to attract and retain employees while providing them with health and welfare benefits, including medical, dental, vision, life and disability insurance coverage, and the ability for eligible participants to participate in our 401(k) plan.

Outstanding Equity Awards at 2020 Fiscal Year-End

The following table shows information regarding outstanding equity awards held by the NEOs as of December 31, 2020.

Name	Grant Date	Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)	Option Exercise Price	Option Expiration Date
Chris Kemp	2/26/2020(1)	10,000	—	$0.31	2/26/2030
Kelyn Brannon	12/27/2020(2)	—	1,500,000	$0.44	12/27/2030

(1)	Represents an option to purchase 10,000 shares of Astra common stock, which was fully vested on the date of grant.

(2)	Represents an option to purchase 1,500,000 shares of Astra common stock, with 1/4 of the underlying shares scheduled to vest on December 23, 2021, and as to 1/48 of the underlying shares each month thereafter, until fully vested on December 23, 2024, generally subject to continued employment through the applicable vesting date.

Employment Agreements

In anticipation of the Business Combination, Astra entered into new employment agreements with each of our executives, which includes each of our NEOs and Martin Attiq, to be effective upon the Closing. The material terms of the employment agreements are summarized below:

●	Mr. Kemp will serve as the Astra Founder, Chief Executive Officer and President, with an annual base salary of $600,000.

●	Dr. London will serve as the Astra Founder, Chief Technology Officer, with an annual base salary of $400,000.

●	Ms. Brannon will serve as our Chief Financial Officer, with an annual base salary of $400,000, and eligibility to earn an annual bonus with a target equal to 75% of base salary (in 2021, only with respect to the post-Closing base salary).

●	Mr. Attiq will serve as our Chief Business Officer, with an annual base salary of $500,000.

The employment agreements provide that if an executive’s employment is terminated by Astra without “cause” or by the Executive for “good reason” (as each such term is defined in the employment agreement), other than in connection with a change of control, the executive will be entitled to severance consisting of (i) nine months’ salary continuation (twelve months, for Mr. Kemp); and (ii) COBRA premium subsidy payments, at the rate of Astra’s normal contribution for active employees at the executive’s coverage level, for up to nine months following termination (twelve months, for Mr. Kemp). If the qualifying termination occurs within the three months prior to or twelve months following a change of control, the severance will instead consist of (i) twelve months’ salary continuation (twenty-four months, for Mr. Kemp); (ii) COBRA premium subsidy payments, at the rate of Astra’s normal contribution for active employees at the executive’s coverage level, for up to twelve months following termination (eighteen months, for Mr. Kemp); and (iii) accelerated vesting of unvested equity awards. Astra’s obligation to make the severance payments, and the executive’s right to retain the same, is wholly conditioned on the executive providing a general release of claims in favor of the company and continuing to comply with his or her obligations under the employment agreement, including the restrictive covenants.

The employment agreements each contain (i) a perpetual confidentiality covenant; (ii) an assignment of intellectual property covenant; (iii) non-competition and non-solicitation of business partners covenants during the course of employment; (iv) a non-solicitation covenant with respect to employees and other service providers during the course of employment and for twelve months thereafter; and (v) a non-disparagement obligation.

Post-Business Combination Company Executive Compensation

Following the Closing, New Astra intends to develop an executive compensation program that is designed to align compensation with New Astra’s business objectives and the creation of stockholder value, while enabling New Astra to attract, motivate and retain individuals who contribute to the long-term success of New Astra. The NEOs will continue to be compensated in accordance with their employment agreements, described above. Decisions on the executive compensation program will be made by the compensation committee of the board of directors.

New Astra Incentive Award Plan

The material terms of the Incentive Plan, as approved by the Holicity Board, are summarized under the Incentive Plan Proposal above. A copy of the Incentive Plan is attached to this proxy statement/prospectus as Annex F.

Director Compensation

None of Astra’s non-employee directors received compensation in respect of their services as directors of Astra during 2020. While Mr. Kemp served as a member of the board of directors in 2020, he did not receive additional compensation for director services, and all compensation earned by him with respect to his employment with Astra is set forth in the “Summary Compensation Table” above. As of the time of this filing, the specific terms of the director compensation program following Closing are still under consideration; however, it is anticipated that each non-employee director will receive an annual director fee as well as equity awards in connection with their services.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Holicity

On August 7, 2020, Holicity consummated its Initial Public Offering of 27,500,000 units. Additionally, Holicity granted the underwriters a 45-day option from the date of the final prospectus relating to the Initial Public Offering to purchase up to 4,125,000 additional units to cover over-allotments, if any, at the Initial Public Offering price, less underwriting discounts and commissions. On August 11, 2020, the underwriters purchased 2,500,000 over-allotment units pursuant to the partial exercise of the Over-Allotment Option. The underwriters did not exercise the remaining portion of their Over-Allotment Option.

Each unit consists of one share of Class A common stock and one-third of one redeemable warrant. Each whole warrant entitles the holder thereof to purchase one share of Class A common stock for $11.50 per share, subject to adjustment. The units were sold at an offering price of $10.00 per unit, generating gross proceeds, before expenses, of $300,000,000. On June 4, 2020, Pendrell purchased an aggregate of 7,187,500 Founder Shares in exchange for payment of certain offering costs of $25,000, or approximately $0.003 per share. Pendrell transferred such shares to the Sponsor on June 9, 2020. In July 2020, the Sponsor transferred 30,000 Founder Shares to the independent director nominees of Holicity, 150,000 shares to Craig O. McCaw, 100,000 shares to Randy Russell, 80,000 shares to R. Gerard Salemme, 40,000 shares to Steve Ednie and 239,000 to other directors, officers, employees and consultants of Pendrell, in each case for approximately the same per-share price initially paid by our sponsor, resulting in the Sponsor holding 6,488,500 Founder Shares. On August 4, 2020, Holicity effectuated a 1.1-for-1 Class B common stock split resulting in an aggregate of 7,906,250 Founder Shares outstanding. As a result, the Initial Stockholders forfeited 406,250 shares, resulting in the Initial Stockholders holding an aggregate of 7,500,000 shares of Class B common stock, of which 6,731,100 are held by the Sponsor. The shares forfeited by the Initial Stockholders were cancelled by Holicity.

Our Sponsor purchased an aggregate of 5,333,333 Private Placement Warrants in connection with Holicity’s Initial Public Offering and the sale of the over-allotment units, at a price of $1.50 per Private Placement Warrant, or $8,000,000 in the aggregate. Each Private Placement Warrant entitles the holder to purchase one share of Class A common stock at $11.50 per share. The Private Placement Warrants (including the Class A common stock issuable upon exercise of the Private Placement Warrants) may not, subject to certain limited exceptions, be transferred, assigned or sold until 30 days after the completion of the Business Combination.

Holicity currently sub-leases its executive offices at 2300 Carillon Point, Kirkland, WA 98033 from Pendrell Corporation, an affiliate of our Sponsor. Commencing upon consummation of its Initial Public Offering, Holicity reimburses Pendrell Corporation $10,000 per month for office space, secretarial and administrative services provided to members of our management team. Upon completion of Holicity’s initial business combination or liquidation, it will cease paying these monthly fees.

Holicity’s officers and directors are entitled to reimbursement for any out-of-pocket expenses incurred in connection with activities on Holicity’s behalf such as identifying potential target businesses and performing due diligence on suitable business combinations. Holicity’s audit committee reviews on a quarterly basis all payments that were made to our Sponsor, Holicity’s officers, directors or its or their affiliates.

In addition, in order to finance transaction costs in connection with an intended initial business combination, our Sponsor or an affiliate of our Sponsor or certain of its officers and directors may, but are not obligated to, loan Holicity funds as may be required on a non-interest basis. If Holicity completes the Business Combination, it would repay such loaned amounts. In the event that the Business Combination does not close, Holicity may use a portion of the working capital held outside the Trust Account to repay such loaned amounts but no proceeds from its Trust Account would be used for such repayment. The warrants would be identical to the Private Placement Warrants. Except as set forth above, the terms of such loans, if any, have not been determined and no written agreements exist with respect to such loans.

Astra

Exchange with Co-Founders and Executive Officers

To facilitate the delivery of Astra Class B common stock by Mr. Kemp and Dr. London, Astra will enter into an exchange agreement with Mr. Kemp and Dr. London, effective as of immediately prior to the consummation of the Business Combination, pursuant to which each share of Astra Class A common stock held by Mr. Kemp and Dr. London will automatically be exchanged for one share of Astra Class B common stock such that as of immediately following the completion of the Business Combination, Mr. Kemp and Dr. London will collectively hold approximately 75% of the voting power of the capital stock of New Astra on a fully-diluted basis.

Private Placements

Series C Financing

On January 28, 2021, Astra entered into a Series C Preferred Stock Purchase Agreement pursuant to which Astra issued an aggregate of 42,854,347 shares of Astra Series C preferred stock. 4,531,055 shares of Astra Series C preferred stock were issued at a purchase price of $ 6.62097 per share for aggregate consideration of approximately $29,999,979. In addition, 38,323,292 shares of Astra Series C preferred stock were issued upon the conversion of certain of Astra’s outstanding convertible promissory notes at a purchase price of $1.32703 or $1.70618 per share, for aggregate consideration of approximately $60,989,852. The outstanding shares of Astra Series C preferred stock will be exchanged for shares of New Astra Class A common stock in connection with the closing of the Business Combination.

The participants in this preferred stock financing include certain holders of more than 5% of Astra’s capital stock or entities related to Astra’s and Holicity’s directors. The following table sets forth the aggregate number of shares of Astra Series C preferred stock issued to these related persons in this preferred stock financing:

Name	Shares	Aggregate Purchase Price	Date of Issuance
A/NPC Holdings LLC	7,819,887	$10,377,225	January 28, 2021
Canaan X, L.P.	2,151,738	$3,078,271	January 28, 2021
SherpaVentures Fund II, LP	584,964	$820,160	January 28, 2021
Pendrell Corporation(1)	1,510,352	$9,999,995	January 28, 2021

(1)	Craig McCaw, the Chairman and co-Chief Executive Officer of Pendrell Corporation, is expected to become a member of the New Astra board of directors upon the closing of the Business Combination.

Series B Financing

On June 20, 2018, Astra entered into a Series B Preferred Stock Purchase Agreement pursuant to which, from June 20, 2018, June 22, 2018, June 25, 2018, July 16, 2018 and July 18, 2018, Astra issued an aggregate of 70,713,123 shares of Astra Series B preferred stock. 41,434,856 shares of Astra Series B preferred stock were issued in exchange for cash at a purchase price of $1.333008 per share for aggregate consideration of approximately $55,232,994.59. In addition, 29,278,267 shares of Astra Series C preferred stock were issued upon the conversion of certain of Astra’s outstanding convertible promissory notes at a purchase price of $0.653436 per share, for aggregate consideration of approximately $19,131,477. The outstanding shares of Astra Series B preferred stock will be exchanged for shares of New Astra Class A common stock in connection with the closing of the Business Combination.

The participants in this preferred stock financing include certain holders of more than 5% of Astra’s capital stock [and entities related to Astra’s directors]. The following table sets forth the aggregate number of shares of Astra Series B preferred stock issued to these related persons in this preferred stock financing:

Name	Shares	Aggregate Purchase Price	Date of Issuance
A/NPC Holdings LLC	30,007,321	$39,999,998	June 20, 2018
Canaan X, L.P.	20,737,976	$15,080,349	June 20, 2018
SherpaVentures Fund II, LP	8,989,019	$8,422,765	June 20, 2018

Convertible Note Financing

June 2019 Convertible Note Financing

On June 10, 2019, Astra entered into a Convertible Note Purchase Agreement, pursuant to which, on June 10, 2019, June 12, 2019, June 13, 2019, July 19, 2019, and July 25, 2019, Astra issued $14,835,000 aggregate principal amount of Astra convertible notes. Interest on the Astra convertible notes accrues at the rate of 2.37% or 2.13% per year, as applicable.

The participants in this convertible note financing include certain holders of more than 5% of Astra’s capital stock. The following table sets forth the aggregate principal amount of Astra convertible notes issued to these related persons in this convertible note financing:

Name	Aggregate Purchase Price	Date of Issuance
A/NPC Holdings LLC	$10,000,000	June 10, 2019
Canaan X, L.P.	$2,000,000	June 10, 2019
SherpaVentures Fund II, LP	$600,000	June 10, 2019

October 2019 Convertible Note Financing

On October 1, 2019, Astra entered into a Convertible Note Purchase Agreement, pursuant to which, on October 1, 2019, February 6, 2020, February 12, 2020, February 28, 2020, October 29, 2020, November 12, 2020, November 16, 2020, November 19, 2020, December 1, 2020 and December 11, 2020, Astra issued $45,000,000 aggregate principal amount of Astra convertible notes. Interest on the Astra convertible notes accrues at the rate of 1.69%, 1.59% or 1.85% per year, as applicable.

The participants in this convertible note financing include certain holders of more than 5% of Astra’s capital stock. The following table sets forth the aggregate principal amount of Astra convertible notes issued to these related persons in this convertible note financing.

Name	Aggregate Purchase Price	Date of Issuance
Canaan X, L.P.	$2,000,000	June 10, 2019
SherpaVentures Fund II, LP	$600,000	June 10, 2019

Agreements with Astra Stockholders

Investors’ Rights, Voting and Right of First Refusal Agreements

In connection with Astra’s Series C preferred stock financing, Astra entered into investors’ rights, voting and right of first refusal and co-sale agreements containing registration rights, information rights, voting rights and rights of first refusal, among other things, with holders of Astra’s preferred stock and certain holders of its common stock.

Investors’ Rights Agreement

In connection with the execution of the Business Combination Agreement, Holicity, Astra, certain Holicity Stockholders and certain Astra stockholders entered into the Investors’ Rights Agreement, to be effective at the Closing. In addition, all other Astra stockholders that receive capital stock of New Astra in the Business Combination will be asked to sign a joinder to the Investors’ Rights Agreement pursuant to a letter of transmittal.

Pursuant to the Investors’ Rights Agreement, New Astra will be required to register for resale securities held by the stockholders party thereto. New Astra will have no obligation to facilitate more than one demand made by the Sponsor or its affiliates that New Astra register such stockholders’ securities. In addition, the holders have certain “piggyback” registration rights with respect to registrations initiated by New Astra. New Astra will bear the expenses incurred in connection with the filing of any registration statements pursuant to the Investors’ Rights Agreement. The Investors’ Rights Agreement also restricts the ability of the Astra Founders and the Sponsor who is a party thereto to transfer its shares of New Astra common stock for a period of one year following the closing of the Business Combination, subject to certain permitted transfers, unless the closing price of the New Astra Class A common stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the Closing. In addition, the Investors’ Rights Agreement also restricts the ability of each stockholder who is a party thereto to transfer its shares of New Astra common stock for a period of six months following the Closing, subject to certain permitted transfers.

Indemnification Agreements with Officers and Directors and Directors’ and Officers’ Liability Insurance

In connection with this Business Combination, New Astra will enter into indemnification agreements with each of New Astra’s executive officers and directors. The indemnification agreements, New Astra’s restated certificate of incorporation and its bylaws to be in effect upon completion of the Business Combination will require that New Astra indemnify its directors to the fullest extent not prohibited by Delaware law. Subject to certain limitations, the bylaws will also require New Astra to advance expenses incurred by its directors and officers. New Astra will also maintain a general liability insurance policy, which covers certain liabilities of its directors and officers arising out of claims based on acts or omissions in their capacities as directors or officers.

Employment Agreements

In anticipation of the Business Combination, Astra entered into employment agreements with Chris Kemp, Adam London, Martin Attiq and Kelyn Brannon. For more information regarding these agreements, please see “Ancillary Agreements Related To The Business Combination” and “Astra’s Executive and Director Compensation—Employment Agreements.”

Policies and Procedures for Related Party Transactions

Upon consummation of the Business Combination, New Astra will adopt a written related person transaction policy that sets forth the following policies and procedures for the review and approval or ratification of related person transactions.

A “Related Person Transaction” is a transaction, arrangement or relationship in which New Astra or any of its subsidiaries was, is or will be a participant, the amount of which involved exceeds $120,000, and in which any related person had, has or will have a direct or indirect material interest. Transactions involving compensation for services provided to New Astra or any of its subsidiaries as an employee, consultant or director will not be considered related person transactions under this policy. A “Related Person” means:

●	any person who is, or at any time during the applicable period was, one of New Astra’s officers or one of New Astra’s directors;

●	any person who is known by New Astra to be the beneficial owner of more than five percent (5%) of its voting stock; and

●	any immediate family member of any of the foregoing persons, which means any child, stepchild, parent, stepparent, spouse, sibling, mother-in-law, father-in-law, daughter-in-law, brother-in-law or sister-in-law of a director, executive officer or a beneficial owner of more than five percent (5%) of its voting stock, and any person (other than a tenant or employee) sharing the household of such director, executive officer or beneficial owner of more than five percent (5%) of its voting stock.

New Astra will have policies and procedures designed to minimize potential conflicts of interest arising from any dealings it may have with its affiliates and to provide appropriate procedures for the disclosure of any real or potential conflicts of interest that may exist from time to time. Specifically, pursuant to its charter, the audit committee will have the responsibility to review related party transactions.

It is anticipated that under the related person transaction policy, the related person in question or, in the case of transactions with a beneficial holder of more than 5% of New Astra’s voting stock, an officer with knowledge of a proposed transaction, will be required to present information regarding the proposed related person transaction to New Astra’s audit committee (or to another independent body of the New Astra Board) for review. To identify related person transactions in advance, New Astra expects to rely on information supplied by its executive officers, directors and certain significant stockholders. In considering related person transactions, New Astra’s audit committee is expected to take into account the relevant available facts and circumstances, which may include, but are not limited to:

●	the related person’s interest in the transaction;

●	the approximate dollar value of the amount involved in the transaction;

●	the approximate dollar value of the amount of the related person’s interest in the transaction without regard to the amount of any profit or loss;

●	whether the transaction was undertaken in the ordinary course of business of New Astra;

●	whether the transaction with the related person is proposed to be, or was, entered into on terms no less favorable to New Astra than terms that could have been reached with an unrelated third party;

●	the purpose of, and the potential benefits to New Astra of, the transaction; and

●	any other information regarding the transaction or the related person in the context of the proposed transaction that would be material to investors in light of the circumstances of the particular transaction.

New Astra’s audit committee will approve only those transactions that it determines are fair to New Astra and in New Astra’s best interests.

LEGAL MATTERS

Winston & Strawn LLP will pass upon the validity of the New Astra Class A common stock issued in connection with the Business Combination and certain other legal matters related to this proxy statement/prospectus.

EXPERTS

The financial statements of Holicity Inc. as of June 4, 2020 and for the period from June 2, 2020 (date of inception) through June 4, 2020 included in this proxy statement/ prospectus have been audited by WithumSmith+Brown, PC, independent registered public accounting firm, as set forth in their report thereon, appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The financial statements of Astra Space, Inc. included in this proxy statement/prospectus have been so included in reliance upon the report of Grant Thornton LLP, independent registered public accountants, upon the authority of such firm as experts in accounting and auditing.

DELIVERY OF DOCUMENTS TO STOCKHOLDERS

Pursuant to the rules of the SEC, Holicity and services that it employs to deliver communications to its stockholders are permitted to deliver to two or more stockholders sharing the same address a single copy of the proxy statement/prospectus. Upon written or oral request, Holicity will deliver a separate copy of the proxy statement/prospectus to any stockholder at a shared address to which a single copy of the proxy statement/prospectus was delivered and who wishes to receive separate copies in the future. Stockholders receiving multiple copies of the proxy statement/prospectus may likewise request that Holicity deliver single copies of the proxy statement/prospectus in the future. Stockholders may notify Holicity of their requests by calling or writing Holicity at its principal executive offices 2300 Carillon Point, Kirkland, WA 98033.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a discussion of certain material U.S. federal income tax considerations of the Business Combination for (1) U.S. holders and Non-U.S. holders (each as defined below, and together, “holders”) of shares of Holicity Class A common stock (i) that hold New Astra Class A common stock following the adoption of the Proposed Charter in connection with the Business Combination or (ii) that elect to have their Holicity Class A common stock redeemed for cash if the Business Combination is completed and (2) holders of Astra common stock. This discussion applies only to Holicity Class A common stock or Astra common stock, as applicable, that are held as a “capital asset” for U.S. federal income tax purposes (generally, property held for investment). This discussion is limited to U.S. federal income tax considerations and does not address estate or any gift tax considerations or considerations arising under the tax laws of any state, local or non-U.S. jurisdiction. This discussion does not describe all of the U.S. federal income tax consequences that may be relevant to you in light of your particular circumstances, including the alternative minimum tax, the Medicare tax on certain investment income and the different consequences that may apply if you are subject to special rules under U.S. federal income tax law that apply to certain types of investors, such as:

●	financial institutions or financial services entities;

●	broker-dealers;

●	insurance companies;

●	dealers or traders subject to a mark-to-market method of accounting with respect to shares of Holicity Class A common stock or Astra common stock;

●	persons holding Holicity Class A common stock or Astra common stock as part of a “straddle,” hedge, integrated transaction or similar transaction;

●	U.S. holders (as defined below) whose functional currency is not the U.S. dollar;

●	“specified foreign corporations” (including “controlled foreign corporations”), “passive foreign investment companies” and corporations that accumulate earnings to avoid U.S. federal income tax;

●	U.S. expatriates or former long-term residents of the United States;

●	governments or agencies or instrumentalities thereof;

●	regulated investment companies (RICs) or real estate investment trusts (REITs);

●	persons that directly, indirectly or constructively own five percent or more (by vote or value) of Holicity Class A common stock or Astra common stock;

●	persons who received their shares of Holicity Class A common stock or Astra common stock pursuant to an exercise of employee share options, in connection with employee share incentive plans or otherwise as compensation;

●	partnerships (including entities or arrangements treated as partnerships for U.S. federal income tax purposes); and

●	tax-exempt entities.

If a partnership (including an entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds Holicity Class A common stock or Astra common stock, the U.S. federal income tax treatment of the partners in the partnership will generally depend on the status of the partners and the activities of the partnership. Partnerships and their partners should consult their tax advisors with respect to the tax consequences to them of the Business Combination.

This discussion is based on the Code and administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations as of the date hereof, which are subject to change, possibly on a retroactive basis, and changes to any of which subsequent to the date of this proxy statement/prospectus may affect the tax consequences described herein. This discussion does not address any aspect of state, local or non-U.S. taxation, or any U.S. federal taxes other than income taxes (such as gift and estate taxes).

We have not sought, and do not expect to seek, a ruling from the IRS as to any U.S. federal income tax consequence described herein. The IRS may disagree with the discussion herein, and its determination may be upheld by a court. Moreover, there can be no assurance that future legislation, regulations, administrative rulings or court decisions will not adversely affect the accuracy of the statements in this discussion.

You are urged to consult your tax advisor with respect to the application of U.S. federal tax laws to your particular situation, as well as any tax consequences arising under the laws of any state, local or non-U.S. jurisdiction.

Tax Consequences of the Merger to Holders of Astra Common Stock

Tax Consequences if the Merger Qualifies as a Reorganization Within the Meaning of Section 368(a) of the Code and/or as a Transaction Governed by Section 351 of the Code

The parties intend for the merger contemplated by the Business Combination Agreement to be treated as a “reorganization” for U.S. federal income tax purposes within the meaning of Section 368(a) of the Code and/or as a transaction governed by Section 351 of the Code. The obligations of Astra, Holicity and the Merger Sub to complete the merger are not conditioned on the receipt of opinions from Winston & Strawn LLP or Ropes& Gray LLP to the effect that the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code and/or as a transaction governed by Section 351 of the Code for U.S. federal income tax purposes, and the merger will occur even if it does not so qualify. Neither Astra nor Holicity has requested, and neither intends to request, a ruling from the IRS as to the U.S. federal income tax consequences of the merger. Consequently, no assurance can be given that the IRS will not assert, or that a court would not sustain, a position contrary to any of those set forth below. Accordingly, each holder of Astra common stock is urged to consult its tax advisor with respect to the particular tax consequence of the merger to such holder.

If the merger qualifies as a “reorganization” within the meaning of Section 368(a) of the Code, or, alternatively, as part of a tax-deferred transaction pursuant to Section 351 of the Code, each holder of Astra common stock generally will not recognize gain or loss upon exchanging its Astra common stock for New Astra Class A common stock except to the extent discussed below. The tax basis of the New Astra common stock received by a holder of Astra common stock (including fractional shares of New Astra common stock, if any, deemed issued and redeemed by New Astra) will be the same as the tax basis of the Astra common stock surrendered in exchange for the New Astra common stock, increased by any gain recognized by such a holder in the merger as described below (including any portion of the gain that is treated as a dividend as described below), but excluding any gain or loss resulting from the deemed issuance and redemption of fractional shares of New Astra common stock). Such aggregate adjusted tax basis will be allocated to the New Astra Class A common stock received by the holder. The holder’s holding period for the shares of New Astra Class A common stock that it receives pursuant to the merger will include its holding period for the shares of the Astra common stock it surrenders.

Subject to possible dividend treatment (as discussed in more detail below), gain that U.S. holders (as defined below) of Astra common stock recognize in connection with the merger generally will constitute capital gain and long-term capital gain if the holding period for the Astra common stock surrendered in the merger exceeds one year as of the closing date. Long-term capital gain of certain non-corporate holders (including individuals) is currently eligible for U.S. federal income taxation at preferential rates (currently at a maximum rate of 20%).

If a holder receives cash instead of a fractional share of New Astra Class A common stock, it is urged to consult its tax advisor regarding the manner in which such cash is taxed (e.g., as a dividend or as a transaction that may give rise to capital gain or loss).

If a holder acquired different blocks of Astra common stock at different times or different prices, it is urged to consult its tax advisor regarding the manner in which gain or loss should be determined in its specific circumstances.

It is possible that in certain circumstances the gain recognized by a holder of Astra common stock could be treated as having the effect of a distribution of a dividend under the tests set forth in Section 302 of the Code, in which case such gain would be treated as dividend income. If the gain recognized by a holder of Astra common stock is treated as a distribution of a dividend, the tax consequences to such a holder that is a U.S. holder generally will be the same as described below under the section entitled “— U.S. Holders — Taxation of Redemption Treated as a Distribution,” and the tax consequences to a holder that is a Non-U.S. holder generally will be the same as described below under the section entitled “— Non-U.S. Holder — Taxation of Redemption Treated as a Distribution.” Because the possibility of dividend treatment depends primarily upon each holder’s particular circumstances, including the application of certain constructive ownership rules, holders of Astra common shares should consult with their tax advisors regarding the application of the foregoing rules to their particular circumstances.

Tax Consequences if the Merger Fails to Qualify as a Reorganization Within the Meaning of Section 368(a) of the Code and/or as a Transaction Governed by Section 351 of the Code

If the merger contemplated by the Business Combination Agreement does not qualify as a “reorganization” within the meaning of Section 368(a) of the Code and/or as a transaction governed by Section 351 of the Code, then, for U.S. federal income tax purposes, a holder holding Astra common stock generally would be treated as selling its Astra common stock in exchange for New Astra common stock in a taxable transaction.

A U.S. holder (as defined below) who receives the merger consideration pursuant to the merger would generally recognize capital gain or loss equal to the difference, if any, between the fair market values of the New Astra common stock, as determined for U.S. federal income tax purposes, and U.S. holder’s adjusted tax basis in the Astra common stock surrendered. Such gain or loss generally will be long-term capital gain or loss provided the U.S. holder’s holding period for the Astra common stock surrendered in the merger exceeds one year as of the closing date. Long-term capital gain of certain non-corporate holders (including individuals) is currently eligible for U.S. federal income taxation at preferential rates (currently at a maximum rate of 20%). The deductibility of capital losses is subject to limitations under the Code. U.S. holders that realize a loss should consult their tax advisors regarding the allowance of this loss.

The tax consequences to a Non-U.S. holder (as defined below) if the merger is treated as a taxable sale of Astra common stock by the Non-U.S. holder generally will be the same as described below under the section entitled “— Non-U.S. Holders — Taxation of Redemption Treated as a Sale of Holicity Class A Common Stock” with respect to the Astra common stock sold. The Business Combination Agreement obligates Astra to deliver a certificate to Holicity on or prior to the closing date that as of the date of the certificate, Astra is not a United States real property holding corporation.

A holder’s initial tax basis in the New Astra common stock received in the merger will equal the fair market value of such stock upon receipt, and the holding period for such stock will begin on the day following the closing date of the merger.

Adoption of the Proposed Charter

Holders of Holicity Class A common stock are not expected to recognize any gain or loss under U.S. federal income tax laws as a result of the adoption of the Proposed Charter in connection with the Business Combination. It is expected that each such holder would have the same basis in its New Astra Class A common stock after the adoption of the Proposed Charter as that holder has in the corresponding Holicity Class A common stock immediately prior to the adoption of the Proposed Charter and such holder’s holding period in the New Astra Class A common stock would include the holder’s holding period in the corresponding Holicity Class A common stock. Although the matter is not entirely clear, these consequences to the holders assume, and we intend to take the position, that the adoption of the Proposed Charter does not result in an exchange by the holders of Holicity Class A common stock for New Astra Class A common stock for U.S. federal income tax purposes. If contrary to this characterization, the adoption of the Proposed Charter does result in an exchange, it is expected that such exchange would be treated as a recapitalization for U.S. federal income tax purposes. The consequences to holders of a recapitalization could be different than those discussed above. Each holder should consult its own tax advisor regarding the U.S. federal income tax consequences to it of the adoption of the Proposed Charter in connection with the Business Combination.

The remainder of this discussion assumes that the adoption of the Proposed Charter will not result in an exchange for U.S. federal income tax purposes.

Redemption of Holicity Class A Common Stock

In the event that a holder’s shares of Holicity Class A common stock are redeemed pursuant to the redemption provisions described in this proxy statement/prospectus under the section entitled “The Special Meeting — Redemption Rights,” the treatment of the redemption for U.S. federal income tax purposes will depend on whether the redemption qualifies as a sale of shares of Holicity Class A common stock under Section 302 of the Code. If the redemption qualifies as a sale of shares of Holicity Class A common stock, a U.S. holder (as defined below) will be treated as described below under the section entitled “— U.S. Holders — Taxation of Redemption Treated as a Sale of Holicity Class A Common Stock,” and a Non-U.S. holder (as defined below) will be treated as described under the section entitled “— Non-U.S. Holders — Taxation of Redemption Treated as a Sale of Holicity Class A Common Stock.” If the redemption does not qualify as a sale of shares of Holicity Class A common stock, a holder will be treated as receiving a corporate distribution with the tax consequences to a U.S. holder described below under the section entitled “— U.S. Holders — Taxation of Redemption Treated as a Distribution,” and the tax consequences to a Non-U.S. holder described below under the section entitled “— Non-U.S. Holder — Taxation of Redemption Treated as a Distribution.”

Whether a redemption of shares of Holicity Class A common stock qualifies for sale treatment will depend largely on the total number of shares of our stock treated as held by the redeemed holder before and after the redemption (including any stock constructively owned by the holder as a result of owning Private Placement Warrants or public warrants and any of our stock that a holder would directly or indirectly acquire pursuant to the Business Combination or the Private Placement) relative to all of our shares outstanding both before and after the redemption. The redemption of Holicity Class A common stock generally will be treated as a sale of Holicity Class A common stock (rather than as a corporate distribution) if the redemption (1) is “substantially disproportionate” with respect to the holder, (2) results in a “complete termination” of the holder’s interest in us or (3) is “not essentially equivalent to a dividend” with respect to the holder. These tests are explained more fully below.

In determining whether any of the foregoing tests result in a redemption qualifying for sale treatment, a holder takes into account not only shares of our stock actually owned by the holder, but also shares of our stock that are constructively owned by it under certain attribution rules set forth in the Code. A holder may constructively own, in addition to stock owned directly, stock owned by certain related individuals and entities in which the holder has an interest or that have an interest in such holder, as well as any stock that the holder has a right to acquire by exercise of an option, which would generally include Holicity Class A common stock which could be acquired pursuant to the exercise of the Private Placement Warrants or the public warrants. Moreover, any of our stock that a holder directly or constructively acquires pursuant to the Business Combination or the Private Placement generally should be included in determining the U.S. federal income tax treatment of the redemption.

In order to meet the substantially disproportionate test, the percentage of our outstanding voting stock actually and constructively owned by the holder immediately following the redemption of shares of Holicity Class A common stock must, among other requirements, be less than eighty percent (80%) of the percentage of our outstanding voting stock actually and constructively owned by the holder immediately before the redemption (taking into account both redemptions by other holders of Holicity Class A common stock and the Holicity Class A common stock to be issued pursuant to the Business Combination or the Private Placement). There will be a complete termination of a holder’s interest if either (1) all of the shares of our stock actually and constructively owned by the holder are redeemed or (2) all of the shares of our stock actually owned by the holder are redeemed and the holder is eligible to waive, and effectively waives in accordance with specific rules, the attribution of stock owned by certain family members and the holder does not constructively own any other shares of our stock (including any stock constructively owned by the holder as a result of owning warrants). The redemption of Holicity Class A common stock will not be essentially equivalent to a dividend if the redemption results in a “meaningful reduction” of the holder’s proportionate interest in us. Whether the redemption will result in a meaningful reduction in a holder’s proportionate interest in us will depend on the particular facts and circumstances. However, the IRS has indicated in a published ruling that even a small reduction in the proportionate interest of a small minority stockholder in a publicly held corporation where such stockholder exercises no control over corporate affairs may constitute such a “meaningful reduction.”

If none of the foregoing tests is satisfied, then the redemption of shares of Holicity Class A common stock will be treated as a corporate distribution to the redeemed holder and the tax effects to such a U.S. holder will be as described below under the section entitled “U.S. Holders — Taxation of Redemption Treated as a Distribution,” and the tax effects to such a Non-U.S. holder will be as described below under the section entitled “Non-U.S. Holders — Taxation of Redemption Treated as a Distribution.” After the application of those rules, any remaining tax basis of the holder in the redeemed Holicity Class A common stock will be added to the holder’s adjusted tax basis in its remaining stock, or, if it has none, to the holder’s adjusted tax basis in its warrants or possibly in other stock constructively owned by it.

Each holder should consult with its own tax advisors as to the tax consequences of a redemption.

U.S. Holders

This section applies to you if you are a “U.S. holder.” A U.S. holder is a beneficial owner of (i) Astra common stock or (ii) our shares of Holicity Class A common stock, as applicable, who or that is, for U.S. federal income tax purposes:

●	an individual who is a citizen or resident of the United States;

●	a corporation (or other entity taxable as a corporation) organized in or under the laws of the United States, any state thereof or the District of Columbia;

●	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

●	a trust if (i) a court within the United States is able to exercise primary supervision over the administration of such trust, and one or more such U.S. persons have the authority to control all substantial decisions of such trust or (ii) it has a valid election in effect under Treasury regulations to be treated as a United States person.

Taxation of Redemption Treated as a Distribution. If our redemption of a U.S. holder’s shares of Holicity Class A common stock is treated as a corporate distribution, as discussed above under the section entitled “— Redemption of Holicity Class A Common Stock,” the amount of cash received in the redemption generally will constitute a dividend for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of our current and accumulated earnings and profits will constitute a return of capital that will be applied against and reduce (but not below zero) the U.S. holder’s adjusted tax basis in its shares of our Holicity Class A common stock. Any remaining excess will be treated as gain realized on the sale of shares of our Holicity Class A common stock and will be treated as described below under the section entitled “— U.S. Holders — Taxation of Redemption Treated as a Sale of Holicity Class A Common Stock.”

Dividends we pay to a U.S. holder that is a taxable corporation generally will qualify for the dividends received deduction if the requisite holding period is satisfied. With certain exceptions (including, but not limited to, dividends treated as investment income for purposes of investment interest deduction limitations), and provided certain holding period requirements are met, dividends we pay to a non-corporate U.S. holder generally will constitute “qualified dividend income” that will be subject to tax at the maximum tax rate accorded to long-term capital gains. It is unclear whether the redemption rights with respect to the Holicity Class A common stock described in this proxy statement/prospectus may prevent a U.S. holder from satisfying the applicable holding period requirements with respect to the dividends received deduction or the preferential tax rate on qualified dividend income, as the case may be.

Taxation of Redemption Treated as a Sale of Holicity Class A Common Stock. If our redemption of a U.S. holder’s shares of Holicity Class A common stock is treated as a sale, as discussed above under the section entitled “— Redemption of Holicity Class A Common Stock,” a U.S. holder generally will recognize capital gain or loss in an amount equal to the difference between the amount of cash received in the redemption and the U.S. holder’s adjusted tax basis in the shares of Holicity Class A common stock redeemed. A U.S. holder’s adjusted tax basis in its Holicity Class A common stock generally will equal the U.S. holder’s acquisition cost less any prior distributions paid to such U.S. holder with respect to its shares of Holicity Class A common stock treated as a return of capital. Any such capital gain or loss generally will be long-term capital gain or loss if the U.S. holder’s holding period for the Holicity Class A common stock so disposed of exceeds one year. It is unclear, however, whether the redemption rights with respect to the Holicity Class A common stock described in this proxy statement/prospectus may suspend the running of the applicable holding period for this purpose. Long-term capital gains recognized by non-corporate U.S. holders generally will be eligible to be taxed at reduced rates. The deductibility of capital losses is subject to limitations.

U.S. holders who hold different blocks of Holicity Class A common stock (shares of Holicity Class A common stock purchased or acquired on different dates or at different prices) should consult their tax advisors to determine how the above rules apply to them.

Non-U.S. Holders

This section applies to you if you are a “Non-U.S. holder.” A Non-U.S. holder is a beneficial owner of (i) Astra common stock or (ii) our Holicity Class A common stock, as applicable, who, or that is, for U.S. federal income tax purposes:

●	a non-resident alien individual, other than certain former citizens and residents of the United States subject to U.S. tax as expatriates;

●	a foreign corporation; or

●	an estate or trust that is not a U.S. holder.

Taxation of Redemption Treated as a Distribution. If our redemption of a Non-U.S. holder’s shares of Holicity Class A common stock is treated as a corporate distribution, as discussed above under the section entitled “— Redemption of Holicity Class A Common Stock,” the amount of cash received in the redemption generally will constitute a dividend for U.S. federal income tax purposes to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles) and, provided such dividend is not effectively connected with the Non-U.S. holder’s conduct of a trade or business within the United States, we will be required to withhold tax from the gross amount of the dividend at a rate of thirty percent (30%), unless such Non-U.S. holder is eligible for a reduced rate of withholding tax under an applicable income tax treaty and timely provides proper certification of its eligibility for such reduced rate (usually on an IRS Form W-8BEN or W-8BEN-E). Any distribution not constituting a dividend will be treated first as reducing (but not below zero) the Non-U.S. holder’s adjusted tax basis in its shares of our Holicity Class A common stock redeemed and, to the extent such distribution exceeds the Non-U.S. holder’s adjusted tax basis, as gain realized on the sale of the Holicity Class A common stock, which will be treated as described below under the section entitled “— Non-U.S. Holders — Taxation of Redemption Treated as a Sale of Holicity Class A Common Stock.”

Because it may not be certain at the time a Non-U.S. holder is redeemed whether such Non-U.S. holder’s redemption will be treated as a sale of shares or a distribution constituting a dividend, and because such determination will depend in part on a Non-U.S. holder’s particular circumstances, we or the applicable withholding agent may not be able to determine whether (or to what extent) a Non-U.S. holder is treated as receiving a dividend for U.S. federal income tax purposes. Therefore, we or the applicable withholding agent may withhold tax at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty) on the gross amount of any consideration paid to a Non-U.S. holder in redemption of such Non-U.S. holder’s Holicity Class A common stock, unless (i) we or the applicable withholding agent have established special procedures allowing Non-U.S. holders to certify that they are exempt from such withholding tax and (ii) such Non-U.S. holders are able to certify that they meet the requirements of such exemption (e.g., because such Non-U.S. holders are not treated as receiving a dividend under the Section 302 tests described above under the section entitled “— Redemption of Holicity Class A Common Stock”). However, there can be no assurance that we or any applicable withholding agent will establish such special certification procedures. If we or an applicable withholding agent withhold excess amounts from the amount payable to a Non-U.S. holder, such Non-U.S. holder generally may obtain a refund of any such excess amounts by timely filing an appropriate claim for refund with the IRS. Non-U.S. holders should consult their own tax advisors regarding the application of the foregoing rules in light of their particular facts and circumstances and any applicable procedures or certification requirements.

The withholding tax described above does not apply to dividends paid to a Non-U.S. holder who provides an IRS Form W-8ECI certifying that the dividends are effectively connected with the Non-U.S. holder’s conduct of a trade or business within the United States. Instead, the effectively connected dividends will be subject to regular U.S. federal income tax as if the Non-U.S. holder were a U.S. resident, subject to an applicable income tax treaty providing otherwise. A corporate Non-U.S. holder that is receiving effectively connected dividends may also be subject to an additional “branch profits tax” imposed at a rate of thirty percent (30%) (or a lower applicable income tax treaty rate).

Taxation of Redemption Treated as a Sale of Holicity Class A Common Stock. If our redemption of a Non-U.S. holder’s shares of Holicity Class A common stock is treated as a sale of Holicity Class A common stock, as discussed above under the section entitled “— Redemption of Holicity Class A Common Stock,” subject to the discussions of FATCA (as defined below) and backup withholding below, a Non-U.S. holder generally will not be subject to U.S. federal income or withholding tax in respect of gain recognized in connection with the redemption, unless:

●	the gain is effectively connected with the conduct of a trade or business by the Non-U.S. holder within the United States (and, under certain income tax treaties, is attributable to a United States permanent establishment or fixed base maintained by the Non-U.S. holder);

●	such Non-U.S. holder is an individual who is present in the United States for 183 days or more during the taxable year in which the disposition takes place and certain other conditions are met; or

●	we are or have been a “United States real property holding corporation” for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of redemption or the period that the Non-U.S. holder held our Holicity Class A common stock and, in the case where shares of our Holicity Class A common stock are regularly traded on an established securities market, the Non-U.S. holder has owned, directly or constructively, more than five percent (5%) of our Holicity Class A common stock at any time within the shorter of the five-year period preceding the redemption or such Non-U.S. holder’s holding period for the shares of our Holicity Class A common stock. There can be no assurance that our Holicity Class A common stock is or has been treated as regularly traded on an established securities market for this purpose.

Unless an applicable treaty provides otherwise, gain described in the first bullet point above will be subject to tax at generally applicable U.S. federal income tax rates as if the Non-U.S. holder were a U.S. resident. Any gains described in the first bullet point above of a corporate Non-U.S. holder may also be subject to an additional “branch profits tax” at a thirty percent (30%) rate (or a lower applicable income tax treaty rate). If the second bullet point applies to a Non-U.S. holder, such Non-U.S. holder will be subject to U.S. tax on such Non-U.S. holder’s net capital gain for such year (including any gain realized in connection with the redemption) at a tax rate of thirty percent (30%).

If the third bullet point above applies to a Non-U.S. holder, gain recognized by such holder in connection with the redemption will be subject to tax at generally applicable U.S. federal income tax rates. In addition, we may be required to withhold U.S. federal income tax at a rate of fifteen percent (15%) of the amount realized upon such redemption.

We believe that we are not, and have not been at any time since our formation, a United States real property holding corporation and we do not expect to be a United States real property holding corporation immediately after the Business Combination is completed.

Information Reporting and Backup Withholding

Payments of cash to a holder of Astra common stock pursuant to the merger or as a result of our redemption of our Holicity Class A common stock may be subject to information reporting to the IRS and possible U.S. backup withholding. Backup withholding will not apply, however, to a U.S. holder who furnishes a correct taxpayer identification number and makes other required certifications, or who is otherwise exempt from backup withholding and establishes such exempt status.

A Non-U.S. holder generally will eliminate the requirement for information reporting and backup withholding by providing certification of its foreign status, under penalties of perjury, on a duly executed applicable IRS Form W-8 or by otherwise establishing an exemption.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a holder’s U.S. federal income tax liability, and a holder generally may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for refund with the IRS and furnishing any required information.

A holder of Astra common stock that receives New Astra common stock as a result of the merger should retain records pertaining to the merger, including records relating to the number of shares and the tax basis of such holder’s Astra common stock. Each holder of Astra common stock that is required to file a U.S. federal income tax return and that is a “significant holder” that receives New Astra common stock in the merger will be required to file a statement with such U.S. federal income tax return in accordance with Treasury regulations Section 1.368-3 setting forth such holder’s tax basis in the Astra common stock surrendered, the fair market value of the New Astra common stock and cash received in the merger, and certain other information.

FATCA Withholding Taxes

Provisions commonly referred to as “FATCA” impose withholding of thirty percent (30%) on payments of dividends (including amounts treated as dividends received pursuant to a redemption of stock) on our Holicity Class A common stock. Thirty percent (30%) withholding under FATCA was scheduled to apply to the gross proceeds of a disposition of any stock, debt instrument, or other property that can produce U.S.- source dividends or interest beginning on January 1, 2019, but on December 13, 2018, the IRS released proposed regulations that, if finalized in their proposed form, would eliminate the obligation to withhold on gross proceeds. Although these proposed Treasury Regulations are not final, taxpayers generally may rely on them until final Treasury Regulations are issued.

In general, no such withholding will be required with respect to a U.S. holder or an individual Non-U.S. holder that timely provides the certifications required on a valid IRS Form W-9 or W-8, respectively. Holders potentially subject to withholding include “foreign financial institutions” (which is broadly defined for this purpose and in general includes investment vehicles) and certain other non-U.S. entities unless various U.S. information reporting and due diligence requirements (generally relating to ownership by U.S. persons of interests in or accounts with those entities) have been satisfied, or an exemption applies (typically certified as to by the delivery of a properly completed IRS Form W-8BEN-E). If FATCA withholding is imposed, a beneficial owner that is not a foreign financial institution generally will be entitled to a refund of any amounts withheld by filing a U.S. federal income tax return (which may entail significant administrative burden). Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules. Non-U.S. holders should consult their tax advisors regarding the effects of FATCA on a redemption of Holicity Class A common stock.

STOCKHOLDER PROPOSALS AND NOMINATIONS

In addition to any other requirements under applicable law and the New Astra Bylaws, for business to be properly brought before an annual or special meeting by a stockholder, the New Astra Bylaws provide that the stockholder must give timely notice in written form to New Astra’s secretary and such business must be a proper matter for stockholder action. Notice, to be timely, must be received at least 90 days, but no more than 120 days, prior to the first anniversary date of the immediately preceding annual meeting of stockholders; provided that if, and only if, the annual meeting is not scheduled to be held within a period that commences within 30 days before such anniversary date and ends within 60 days after such anniversary date, to be timely, notice by the stockholder must be received by the close of business on the later of (i) the 90th day before the meeting or (ii) the 10th day following the day on which the date of the annual meeting is first publicly announced or disclosed.

Any notice must include the following information: (i) whether the stockholder is providing the notice at the request of a beneficial holder of shares, whether the stockholder, any such beneficial holder or any nominee has any agreement, arrangement or understanding with, or has received any financial assistance, funding or other consideration from, any other person with respect to the investment by the stockholder or such beneficial holder in New Astra or the matter the notice relates to, and the details thereof, including the name of such other person (the stockholder, any beneficial holder on whose behalf the notice is being delivered, any nominees listed in the notice and any persons with whom such agreement, arrangement or understanding exists or from whom such assistance has been obtained are hereinafter collectively referred to as “Interested Persons”); (ii) the name and record address of all Interested Persons; (iii) a complete listing of all equity securities and debt instruments (including loans or capital market instruments) of New Astra or its subsidiaries that are directly or indirectly owned beneficially and of record by the Interested Persons; (iv) whether, and the extent to which, any hedging, derivative or other transaction is in place or has been entered into within the prior six months preceding the date of delivery of the notice by or for the benefit of any Interested Person with respect to New Astra or its subsidiaries or any of their respective securities, debt instruments or credit ratings, the effect or intent of which transaction is to give rise to gain or loss as a result of changes in the trading price of such securities or debt instruments or changes in the credit ratings for New Astra, its subsidiaries or any of their respective securities or debt instruments (or, more generally, changes in the perceived creditworthiness of New Astra or its subsidiaries), or to increase or decrease the voting power of such Interested Person, and if so, a summary of the material terms of such transaction; (v) a representation that the stockholder is a holder of record of stock of New Astra that would be entitled to vote at the meeting and intends to appear in person or by proxy at the meeting to propose the matter set forth in the notice; (vi) a representation regarding whether any Interested Person will be or is part of a group that will (x) deliver a proxy statement or form of proxy to holders of at least the percentage of the voting power of New Astra’s outstanding capital stock required to approve or adopt the proposal or elect the nominee or (y) otherwise solicit proxies or votes from stockholders in support of such proposal or nomination; (vii) a certification regarding whether the Interested Persons have complied with all applicable federal, state and other legal requirements in connection with the acquisition of shares of capital stock or other securities of New Astra; and (viii) any other information relating to the Interested Persons required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for, as applicable, the proposal or for the election of directors in an election contest pursuant to and in accordance with Section 14(a) of the Exchange Act and the rules and regulations promulgated thereunder. Any notice relating to the nomination of directors must also contain (i) the information regarding each nominee required by paragraphs (a), (e) and (f) of Item 221 of Regulation S-K adopted by the SEC, (ii) each nominee’s signed consent to serve as a director of New Astra if elected and (iii) whether each nominee is eligible for consideration as an independent director under the relevant standards contemplated by Item 407(a) of Regulation S-K.

A stockholder shall update and supplement its notice to New Astra’s secretary, if necessary, so that the information provided or required to be provided in such notice as described above will be true and correct as of the record date for notice of the annual meeting and as of the date that is 15 days prior to the annual meeting or any adjournment or postponement thereof; provided that if the record date for determining the stockholders entitled to vote at the meeting is less than 15 days prior to the meeting or any adjournment or postponement thereof, the information will be supplemented and updated as of such later date.

STOCKHOLDER COMMUNICATIONS

Stockholders and interested parties may communicate with Holicity’s board of directors, any committee chairperson or the non-management directors as a group by writing to the board or committee chairperson in care of Holicity Inc., 2300 Carillon Point, Kirkland, WA 98033. Following the Business Combination, such communications should be sent to New Astra, 1900 Skyhawk Street, Alameda, CA 94501. Each communication will be forwarded, depending on the subject matter, to the board of directors, the appropriate committee chairperson or all non-management directors.

WHERE YOU CAN FIND MORE INFORMATION

Holicity has filed with the SEC a registration statement on Form S-4, as amended, under the Securities Act with respect to the securities offered by this proxy statement/prospectus. This proxy statement/ prospectus does not contain all of the information included in the registration statement. For further information pertaining to Holicity and its securities, you should refer to the registration statement and to its exhibits. Whenever reference is made in this proxy statement/prospectus to any of Holicity’s or Astra’s contracts, agreements or other documents, the references are not necessarily complete, and you should refer to the annexes to the proxy statement/prospectus and the exhibits filed with the registration statement for copies of the actual contract, agreement or other document.

Upon the effectiveness of the registration statement of which this proxy statement/prospectus forms a part, New Astra will be subject to the information and periodic reporting requirements of the Exchange Act and will file annual, quarterly and current reports, proxy statements and other information with the SEC. Holicity files reports, proxy statements and other information with the SEC as required by the Exchange Act. You can read Holicity’s or New Astra’s SEC filings, including New Astra’s registration statement and Holicity’s proxy statement/prospectus, over the internet at the SEC’s website at http://www.sec.gov.

If you would like additional copies of this proxy statement/prospectus or if you have questions about the Business Combination or the proposals to be presented at the Special Meeting, you should contact Holicity by telephone or in writing:

Holicity Inc.

2300 Carillon Point

Kirkland, WA 98033 (425) 278-7100

You may also obtain these documents by requesting them in writing or by telephone from Holicity’s proxy solicitation agent at the following address and telephone number:

Morrow Sodali LLC

470 West Avenue

Stamford, CT 06902

Telephone: (800) 662-5200

(banks and brokers can call collect at (203) 658-9400)

Email: HOL.info@investor.morrowsodali.com

If you are a stockholder of Holicity and would like to request documents, please do so no later than five business days before the Special Meeting in order to receive them before the Special Meeting. If you request any documents from Holicity, Holicity will mail them to you by first-class mail, or another equally prompt means.

This document is a prospectus of New Astra and a proxy statement of Holicity for Holicity’s special meeting of stockholders. Neither Astra nor Holicity has authorized anyone to give any information or make any representation about the Business Combination, New Astra or Holicity that is different from, or in addition to, that contained in this proxy statement/prospectus or in any of the materials that Holicity has incorporated by reference into this proxy statement/prospectus. Therefore, if anyone does give you information of this sort, you should not rely on it. The information contained in this document speaks only as of the date of this document unless the information specifically indicates that another date applies.

INDEX TO FINANCIAL STATEMENTS

HOLICITY INC.

Page
Unaudited Financial Statements of Holicity Inc.
Condensed Balance Sheet as of September 30, 2020	F-2
Condensed Statements of Operations for the three months ended September 30, 2020 and for the period from June 2, 2020 (inception) through September 30, 2020	F-3
Condensed Statements of Changes in Stockholders’ Equity for the three months ended September 30, 2020 and for the period from June 2, 2020 (inception) through September 30, 2020	F-4
Condensed Statement of Cash Flows for the period from June 2, 2020 (inception) through September 30, 2020	F-5
Notes to Condensed Financial Statements	F-6

Audited Financial Statements of Holicity Inc.
Report of Independent Registered Public Accounting Firm	F-17
Balance Sheet as of June 4, 2020	F-18
Statement of Operations for the period from June 2, 2020 (date of inception) through June 4, 2020	F-19
Statement of Changes in Stockholder’s Equity for the period from June 2, 2020 (date of inception) through June 4, 2020	F-20
Statement of Cash Flows for the period from June 2, 2020 (inception) through June 4, 2020	F-21
Notes to Financial Statements	F-22

ASTRA SPACE, INC.

HOLICITY INC.

CONDENSED BALANCE SHEET

September 30, 2020

(Unaudited)

ASSETS:
Current assets:
Cash	$1,360,725
Prepaid expenses	263,227
Total current assets	1,623,952
Marketable securities held in trust account	300,007,109
Total Assets	$301,631,061

LIABILITIES AND STOCKHOLDERS’ EQUITY:
Current liabilities:
Accrued expenses	$140,289
Total current liabilities	140,289
Deferred underwriting fee payable	10,500,000
Total Liabilities	10,640,289
Commitments and Contingencies
Class A common stock subject to possible redemption, 28,599,077 shares at $10.00 per share redemption value	285,990,770
Stockholders’ Equity:
Preferred stock, $0.0001 par value; 1,000,000 shares authorized; none issued and outstanding	—
Class A common stock, $0.0001 par value, 200,000,000 shares authorized; 1,400,923 issued and outstanding (excluding 28,599,077 shares subject to possible redemption)	140
Class B common stock, $0.0001 par value; 20,000,000 shares authorized; 7,500,000 shares issued and outstanding	750
Additional paid-in capital	5,148,768
Accumulated deficit	(149,656)
Total Stockholders’ Equity	5,000,002
Total Liabilities and Stockholders’ Equity	$301,631,061

The accompanying notes are an integral part of the unaudited condensed financial statements.

HOLICITY INC.

CONDENSED STATEMENTS OF OPERATIONS

(Unaudited)

	Three Months Ended September 30,	For the period from June 2, 2020 (inception) through September 30,
	2020	2020

General and administrative expenses	$155,396	$156,765
Loss from operations	(155,396)	(156,765)

Other income:
Interest earned on marketable securities held in Trust Account	7,109	7,109
Loss before provision for income taxes	(148,287)	(149,656)
Provision for income taxes	—	—
Net loss	$(148,287)	$(149,656)

Weighted average shares of Class A redeemable common stock outstanding	30,000,000	30,000,000
Basic and diluted net income per share, Class A	$—	$—

Weighted average shares of Class B non-redeemable common stock outstanding	7,500,000	7,500,000
Basic and diluted net loss per share, Class B	$(0.02)	$(0.02)

The accompanying notes are an integral part of the unaudited condensed financial statements.

HOLICITY INC.

CONDENSED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

For the three months ended September 30, 2020 and for the period from June 2, 2020 (inception) through September 30, 2020

(Unaudited)

	Class A Common Stock		Class B Common Stock		Additional Paid	Accumulated	Total Stockholders’
	Shares	Amount	Shares	Amount	in Capital	Deficit	Equity
Balance – June 2, 2020 (inception)	—	$—	—	$—	$—	$—	$—

Issuance of Class B common stock to Pendrell	—	—	7,906,250	791	24,209	—	25,000

Net loss	—	—	—	—	—	(1,369)	(1,369)

Balance – June 30, 2020	—	—	7,906,250	791	24,209	(1,369)	23,631

Sale of 30,000,000 Units, net of underwriting discount and offering expenses	30,000,000	3,000	—	—	283,112,428	—	283,115,428

Sale of 5,333,333 Private Placement Warrants	—	—	—	—	8,000,000	—	8,000,000

Forfeiture of Class B common stock(1)	—	—	(406,250)	(41)	41	—	—

Common stock subject to possible redemption	(28,599,077)	(2,860)	—	—	(285,987,910)	—	(285,990,770)

Net loss	—	—	—	—	—	(148,287)	(148,287)

Balance – September 30, 2020	1,400,923	$140	7,500,000	$750	$5,148,768	$(149,656)	$5,000,002

(1)	Shares forfeited as a result of the partial exercise of the underwriters’ Over-Allotment Option so that the Founder Shares represent 20.0% of the Company’s issued and outstanding shares. The shares forfeited have been cancelled by the Company (see Note 3).

The accompanying notes are an integral part of the unaudited condensed financial statements.

HOLICITY INC.

CONDENSED STATEMENT OF CASH FLOWS

For the period from June 2, 2020 (inception) through September 30, 2020

(Unaudited)

Cash Flows from Operating Activities:
Net loss	$(149,656)
Adjustments to reconcile net loss to net cash used in operating activities:
Interest earned on marketable securities held in Trust Account	(7,109)
Formation costs paid by Sponsor	3,581
Changes in operating assets and liabilities:
Prepaid expenses	(238,677)
Accrued expenses	70,289
Net cash used in operating activities	(321,572)

Cash Flows from Investing Activities:
Investment of cash in Trust Account	(300,000,000)
Net cash used in investing activities	(300,000,000)

Cash Flows from Financing Activities:
Proceeds from sale of Units, net of underwriting discounts paid	294,000,000
Proceeds from sale of Private Placement Warrants	8,000,000
Repayment of promissory note – related party	(157,089)
Payment of offering costs	(160,614)
Net cash provided by financing activities	301,682,297

Net Change in Cash	1,360,725
Cash – Beginning of period	—
Cash – End of period	$1,360,725

Non-Cash financing activities:
Initial classification of common stock subject to redemption	$285,990,770
Deferred underwriting fee payable	10,500,000
Offering costs paid directly by Pendrell in exchange for issuance of Class B common stock	25,000
Payment of offering costs through promissory note – related party	128,958

The accompanying notes are an integral part of the unaudited condensed financial statements.

Holicity Inc.

Notes to Condensed Financial Statements

September 30, 2020

(unaudited)

Note 1—Description of Organization, Business Operations and Basis of Presentation

Holicity Inc. (the “Company”) was incorporated in Delaware on June 2, 2020. The Company was formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses (the “Business Combination”). Although the Company is not limited to a particular industry or sector for purposes of consummating a Business Combination, the Company intends to initially focus its search on identifying a prospective target business in the technology, media and telecommunications (“TMT”) industries in the United States and other developed countries. The Company’s sponsor is X-icity Holdings Corporation, a Washington corporation (the “sponsor”).

All activity for the period from June 2, 2020 (inception) through September 30, 2020 relates to the Company’s formation, its Initial Public Offering (as defined below), and identifying a target company for a Business Combination. The Company will not generate any operating revenues until after the completion of a Business Combination, at the earliest. The Company generates non-operating income in the form of interest income from the proceeds of the Initial Public Offering.

The registration statement for the Company’s Initial Public Offering was declared effective on August 4, 2020. On August 7, 2020, the Company consummated the Initial Public Offering of 27,500,000 units (the “Units” and the shares of Class A common stock included in the Units, the “Public Shares”), at $10.00 per Unit, generating gross proceeds of $275.0 million.

Simultaneously with the closing of the Initial Public Offering, the Company consummated the private placement (“Private Placement”) of 5,000,000 warrants (each, a “Private Placement Warrant” and collectively, the “Private Placement Warrants”) to the sponsor, each exercisable to purchase one share of Class A common stock at $11.50 per share, at a price of $1.50 per Private Placement Warrant, generating gross proceeds to the Company of $7.5 million.

On August 11, 2020, the underwriters purchased 2,500,000 in a partial exercise of their option to purchase additional Units (the “Over-Allotment Units”) to cover over-allotments (the “Over-Allotment Option”). The Over-Allotment Units were sold at an offering price of $10.00 per Unit, generating gross proceeds of $25.0 million. Simultaneously with the sale of the Over-Allotment Units, the Company consummated a private sale (the “Over-Allotment Private Placement”) of an additional 333,333 Private Placement Warrants to the sponsor, at a purchase price of $1.50 per Private Placement Warrant, generating gross proceeds of approximately $0.5 million.

Transaction costs amounted to $16.9 million, consisting of $6.0 million of underwriting fees, $10.5 million of deferred underwriting fees and $0.4 million of other offering costs. At September 30, 2020, cash of $1.4 million was held outside of the Trust Account (as defined below) and is available for working capital purposes.

Following the closing of the Initial Public Offering, a total of $300.0 million, consisting of the net proceeds of the Initial Public Offering, the Private Placement, the partial exercise of the Over-Allotment Option and the Over-Allotment Private Placement, was placed in a trust account (“Trust Account”) with Continental Stock Transfer & Trust Company acting as trustee, and is invested only in U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act, having a maturity of 185 days or less or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act which invest only in direct U.S. government treasury obligations, until the earlier of (i) the completion of a Business Combination or (ii) the distribution of the Trust Account as described below.

The Company’s management has broad discretion with respect to the specific application of the net proceeds of the Initial Public Offering and the sale of Private Placement Warrants, although substantially all of the net proceeds are intended to be applied generally toward consummating a Business Combination. There is no assurance that the Company will be able to complete a Business Combination successfully. The Company must complete one or more initial Business Combinations having an aggregate fair market value of at least 80% of the net assets held in the Trust Account (as defined above) (net of amounts disbursed to management for working capital purposes and excluding the amount of any deferred underwriting discount held in trust) at the time of the agreement to enter into the initial Business Combination. However, the Company will only complete a Business Combination if the post-transaction company owns or acquires 50% or more of the voting securities of the target or otherwise acquires a controlling interest in the target sufficient for it not to be required to register as an investment company under the Investment Company Act of 1940, as amended (the “Investment Company Act”).

The Company will provide holders of the Company’s outstanding shares of Class A common stock, par value $0.0001 per share, sold in the Initial Public Offering (the “Public Stockholders”) with the opportunity to redeem all or a portion of their Public Shares (as defined below) upon the completion of a Business Combination either (i) in connection with a stockholder meeting called to approve the Business Combination or (ii) without a stockholder vote by means of a tender offer. The decision as to whether the Company will seek stockholder approval of a Business Combination or conduct a tender offer will be made by the Company, solely in its discretion. The Public Stockholders will be entitled to redeem their Public Shares for a pro rata portion of the amount then held in the Trust Account (initially anticipated to be $10.00 per Public Share, plus any pro rata interest earned on the funds held in the Trust Account and not previously released to the Company to pay its tax obligations). The per-share amount to be distributed to Public Stockholders who redeem their Public Shares will not be reduced by the deferred underwriting commissions the Company will pay to the underwriters (as discussed in Note 6). These Public Shares will be recorded at a redemption value and classified as temporary equity in accordance with the Financial Accounting Standards Board’s (“FASB”) Accounting Standards Codification (“ASC”) Topic 480 “Distinguishing Liabilities from Equity.” The Company will proceed with a Business Combination if a majority of the shares voted are voted in favor of the Business Combination. The Company will not redeem the Public Shares in an amount that would cause its net tangible assets to be less than $5,000,001. If a stockholder vote is not required by law and the Company does not decide to hold a stockholder vote for business or other legal reasons, the Company will, pursuant to its Certificate of Incorporation (the “Certificate of Incorporation”), conduct the redemptions pursuant to the tender offer rules of the U.S. Securities and Exchange Commission (“SEC”) and file tender offer documents with the SEC prior to completing a Business Combination. If, however, stockholder approval of the transaction is required by law, or the Company decides to obtain stockholder approval for business or legal reasons, the Company will offer to redeem shares in conjunction with a proxy solicitation pursuant to the proxy rules and not pursuant to the tender offer rules. Additionally, each public stockholder may elect to redeem their Public Shares irrespective of whether they vote for or against the proposed transaction. If the Company seeks stockholder approval in connection with a Business Combination, the initial stockholders (as defined below) have agreed to vote their Founder Shares (as defined below in Note 5) and any Public Shares purchased during or after the Initial Public Offering in favor of a Business Combination. In addition, the initial stockholders have agreed to waive their redemption rights with respect to their Founder Shares and Public Shares in connection with the completion of a Business Combination.

The Company’s Certificate of Incorporation provides that a public stockholder, together with any affiliate of such stockholder or any other person with whom such stockholder is acting in concert or as a “group” (as defined under Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), is restricted from redeeming its shares with respect to more than an aggregate of 20% or more of the Public Shares, without the prior consent of the Company.

The sponsor and the Company’s officers and directors (the “initial stockholders”) have agreed not to propose an amendment to the Certificate of Incorporation to modify the substance or timing of the Company’s obligation to redeem 100% of the Public Shares if the Company does not complete a Business Combination within the Combination Period (as defined below) or with respect to any other material provisions relating to stockholders’ rights or pre-initial Business Combination activity, unless the Company provides the Public Stockholders with the opportunity to redeem their Public Shares in conjunction with any such amendment.

The Company will have until August 7, 2022 to complete a Business Combination (the “Combination Period”). If the Company is unable to complete a Business Combination within the Combination Period, the Company will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the public shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest (less amounts released to pay taxes and up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding public shares, which redemption will completely extinguish Public Stockholders’ rights as stockholders (including the right to receive further liquidating distributions, if any), and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the remaining stockholders and the Company’s board of directors, liquidate and dissolve, subject, in each case, to its obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law. There will be no redemption rights or liquidating distributions with respect to the warrants, which will expire worthless if the Company fails to complete a Business Combination within the 24-month time period.

The initial stockholders have agreed to waive their rights to liquidating distributions from the Trust Account with respect to the Founder Shares if the Company fails to complete a Business Combination within the Combination Period. However, if the initial stockholders acquire Public Shares in or after the Initial Public Offering, they will be entitled to liquidating distributions from the Trust Account with respect to such Public Shares if the Company fails to complete a Business Combination within the Combination Period. The underwriters have agreed to waive their rights to the deferred underwriting commission (see Note 6) held in the Trust Account in the event the Company does not complete a Business Combination within in the Combination Period and, in such event, such amounts will be included with the other funds held in the Trust Account that will be available to fund the redemption of the Public Shares. In the event of such distribution, it is possible that the per share value of the residual assets remaining available for distribution (including Trust Account assets) will be only $10.00. In order to protect the amounts held in the Trust Account, the sponsor has agreed to be liable to the Company if and to the extent any claims by a third party (except for the Company’s independent registered public accounting firm) for services rendered or products sold to the Company, or a prospective target business with which the Company has entered into a letter of intent, confidentiality or other similar agreement or business combination agreement (a “Target”), reduce the amount of funds in the Trust Account to below the lesser of (i) $10.00 per Public Share and (ii) the actual amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account, if less than $10.00 per Public Share due to reductions in the value of the trust assets, less taxes payable, provided that such liability will not apply to any claims by a third party or Target that executed a waiver of any and all rights to the monies held in the Trust Account (whether or not such waiver is enforceable) nor will it apply to any claims under the Company’s indemnity of the underwriters of the Initial Public Offering against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”). The Company will seek to reduce the possibility that the sponsor will have to indemnify the Trust Account due to claims of creditors by endeavoring to have all vendors, service providers (except for the Company’s independent registered public accounting firm), prospective target businesses or other entities with which the Company does business, execute agreements with the Company waiving any right, title, interest or claim of any kind in or to monies held in the Trust Account.

Basis of Presentation

The accompanying unaudited condensed financial statements are presented in U.S. dollars and have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for interim financial information and in accordance with the instructions to Form 10-Q and Article 8 of Regulation S-X of the SEC. Certain information or footnote disclosures normally included in financial statements prepared in accordance with GAAP have been condensed or omitted, pursuant to the rules and regulations of the SEC for interim financial reporting. In the opinion of management, the accompanying unaudited condensed financial statements include all adjustments, consisting of a normal recurring nature, which are necessary for a fair presentation of the financial position, operating results and cash flows for the periods presented. The Company has selected December 31 as its fiscal year end.

The accompanying unaudited condensed financial statements should be read in conjunction with the Company’s prospectus for its Initial Public Offering as filed with the SEC on August 6, 2020, as well as the Company’s Current Reports on Form 8-K, as filed with the SEC on August 10, 2020, August 13, 2020 and September 24, 2020. The interim results for the period from June 2, 2020 (inception) through September 30, 2020 are not necessarily indicative of the results to be expected for the period from June 2, 2020 (inception) through December 31, 2020 or for any future periods.

Emerging Growth Company

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the independent registered public accounting firm attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statements declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that an emerging growth company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such an election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s financial statements with those of another public company that is neither an emerging growth company nor an emerging growth company that has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Liquidity and Capital Resources

As of September 30, 2020, the Company had $1.4 million of cash and working capital of $1.5 million.

Prior to the completion of the Initial Public Offering (Note 3) and the Private Placement (Note 4), the Company’s liquidity needs had been satisfied through the sponsor’s payment of $25,000 of the Company’s liabilities in exchange for the issuance of the Founder Shares, and a promissory note (the “Note”) issued by the sponsor (Note 5). The Company repaid the Note on August 7, 2020.

Subsequent to the consummation of the Initial Public Offering and Private Placement, the Company’s liquidity needs have been satisfied with the proceeds from the consummation of the Private Placement not held in the Trust Account. In addition, in order to finance transaction costs in connection with a Business Combination, the sponsor may, but is not obligated to, provide the Company Working Capital Loans (see Note 5). To date, there were no amounts outstanding under any Working Capital Loan.

Based on the foregoing, management believes that the Company will have sufficient working capital and borrowing capacity to meet its needs through the earlier of the consummation of a Business Combination or one year from this filing. Over this time period, the Company will be using these funds for paying existing accounts payable, identifying and evaluating prospective initial Business Combination candidates, performing due diligence on prospective target businesses, paying for travel expenditures, selecting the target business to merge with or acquire, and structuring, negotiating and consummating the Business Combination.

Note 2—Summary of Significant Accounting Policies

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash accounts in a financial institution, which, at times, may exceed the Federal Depository Insurance Coverage limit of $250,000. At September 30, 2020, the Company has not experienced losses on these accounts and management believes the Company is not exposed to significant risks on such accounts.

Fair Value of Financial Instruments

The fair value of the Company’s assets and liabilities, which qualify as financial instruments under FASB ASC 820, “Fair Value Measurements and Disclosures,” approximates the carrying amounts represented in the balance sheet, primarily due to their short-term nature.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from these estimates.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company did not have any cash equivalents as of September 30, 2020.

Offering Costs

Offering costs consist of legal, accounting, underwriting fees and other costs incurred through the Initial Public Offering date that are directly related to the Initial Public Offering. Offering costs amounting to $16.9 million were charged to stockholders’ equity upon the completion of the Initial Public Offering and the partial exercise of the Over-Allotment Option.

Common Stock Subject to Possible Redemption

The Company accounts for its common stock subject to possible redemption in accordance with the guidance in Accounting Standards Codification (“ASC”) Topic 480 “Distinguishing Liabilities from Equity.” Common stock subject to mandatory redemption is classified as a liability instrument and is measured at fair value. Conditionally redeemable common stock (including common stock that features redemption rights that is either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company’s control) is classified as temporary equity. At all other times, common stock is classified as stockholders’ equity. The Company’s common stock features certain redemption rights that are considered to be outside of the Company’s control and subject to occurrence of uncertain future events. Accordingly, at September 30, 2020, there are 28,599,077 shares of Class A common stock subject to possible redemption presented as temporary equity, outside of the stockholders’ equity section of the Company’s condensed balance sheet.

Income Taxes

The Company follows the asset and liability method of accounting for income taxes under FASB ASC 740, “Income Taxes.” Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that included the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

The Company’s currently taxable income primarily consists of interest income on the Trust Account less any franchise taxes. The Company’s general and administrative costs are generally considered start-up costs and are not currently deductible. During the three months ended September 30, 2020 and for the period from June 2, 2020 (inception) through September 30, 2020, the Company recorded no income tax expense. The Company’s effective tax rate for the three months ended September 30, 2020 and for the period from June 2, 2020 (inception) through September 30, 2020 was 0%, which differs from the expected income tax rate due to the Company recording a full valuation allowance on its deferred tax assets as of September 30, 2020.

FASB ASC 740 prescribes a recognition threshold and a measurement attribute for the financial statements recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities. There were no unrecognized tax benefits as of September 30, 2020. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. No amounts were accrued for the payment of interest and penalties as of September 30, 2020. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position. The Company is subject to income tax examinations by major taxing authorities since inception.

Net Loss per Common Share

Net loss per common share is computed by dividing net income by the weighted average number of common shares outstanding for the period. The Company has not considered the effect of warrants sold in the Initial Public Offering and the Private Placement to purchase 15,333,333 shares of Class A common stock in the calculation of diluted income per share, since the exercise of the warrants is contingent upon the occurrence of future events and the inclusion of such warrants would be anti-dilutive.

The Company’s condensed statement of operations includes a presentation of income per share for common shares subject to possible redemption in a manner similar to the two-class method of income per share. Net loss per common share, basic and diluted, for Class A redeemable common stock is calculated by dividing the interest income earned on the Trust Account of $7,109 for both the three months ended September 30, 2020 and the period from June 2, 2020 (inception) through September 30, 2020 (net of applicable franchise and income taxes of approximately $47,000 for both the three months ended September 30, 2020 and the period from June 2, 2020 (inception) through September 30, 2020), by the weighted average number of Class A redeemable common stock for the period. Net loss per common share, basic and diluted, for Class B non-redeemable common stock is calculated by dividing the net income, less income attributable to Class A redeemable common stock, by the weighted average number of Class B non-redeemable common stock outstanding for the period. Class B non-redeemable common stock includes the Founder Shares as these shares do not have any redemption features and do not participate in the income earned on the Trust Account.

The following table reflects the calculation of basic and diluted net loss per common share (in dollars, except per share amounts):

	Three months ended September 30,	For the period from June 2, 2020 (inception) through September 30,
	2020	2020
Class A Common Stock
Numerator: Earnings allocable to Class A common stock
Interest income	$7,109	$7,109
Income and franchise tax	(7,109)	(7,109)
Net Income	$-	$-
Denominator: Weighted average Class A common stock
Class A common stock, basic and diluted	30,000,000	30,000,000
Earnings per share/basic and diluted Class A common stock	$0.00	$0.00
Class B Common Stock
Numerator: Net loss less Class A common stock net income
Net loss	$(148,287)	$(149,656)
Class A common stock net income	-	-
Net loss	$(148,287)	$(149,656)
Denominator: Weighted average Class B common stock
Class B common stock, basic and diluted	7,500,000	7,500,000
Loss per share/basic and diluted Class B common stock	$(0.02)	$(0.02)

Note: for both the three months ended September 30, 2020 and the period from June 2, 2020 (inception) through September 30, 2020, basic and diluted shares are the same as there are no non-redeemable securities that are dilutive to the Company’s common stockholders.

Recent Accounting Pronouncements

The Company’s management does not believe that any recently issued, but not yet effective, accounting standards if currently adopted would have a material effect on the accompanying financial statements.

Note 3—Initial Public Offering

On August 7, 2020, the Company consummated the Initial Public Offering of 27,500,000 Units at $10.00 per Unit, generating gross proceeds of $275.0 million. Each Unit consists of one share of Class A common stock, par value $0.0001 per share, and one-third of one redeemable warrant (each, a “Public Warrant”). Each whole Public Warrant entitles the holder to purchase one share of Class A common stock at a price of $11.50 per share, subject to adjustment (see Note 7).

Additionally, the Company granted the underwriters a 45-day option from the date of the final prospectus relating to the Initial Public Offering to purchase up to 4,125,000 additional Units to cover over-allotments, if any, at the Initial Public Offering price, less underwriting discounts and commissions. On August 11, 2020, the underwriters purchased 2,500,000 Over-Allotment Units pursuant to the partial exercise of the Over-Allotment Option. The Over-Allotment Units were sold at an offering price of $10.00 per Unit, generating gross proceeds of $25.0 million. The underwriters did not exercise the remaining portion of their Over-Allotment Option. As a result, the initial stockholders forfeited 406,250 shares, resulting in the initial stockholders holding an aggregate of 7,500,000 shares of Class B common stock. The shares forfeited by the initial stockholders were cancelled by the Company.

Including the partial exercise of the Over-Allotment Option, there were an aggregate of 30,000,000 Units sold to-date, generating total gross proceeds of $300.0 million.

Note 4—Private Placement

Simultaneously with the closing of the Initial Public Offering, the Company consummated the Private Placement of 5,000,000 Private Placement Warrants to the sponsor, at a purchase price of $1.50 per Private Placement Warrant, generating gross proceeds to the Company of $7.5 million.

On August 11, 2020, simultaneously with the sale of the Over-Allotment Units discussed in Note 3, the Company consummated a private sale (the “Over-Allotment Private Placement”) of an additional 333,333 Private Placement Warrants to the sponsor, at a purchase price of $1.50 per Private Placement Warrant, generating gross proceeds of approximately $0.5 million.

Each whole Private Placement Warrant is exercisable for one whole share of Class A common stock at a price of $11.50 per share. A portion of the proceeds from the sale of the Private Placement Warrants to the sponsor was added to the proceeds from the Initial Public Offering to be held in the Trust Account. If the Company does not complete a Business Combination within the Combination Period, the Private Placement Warrants will expire worthless. The Private Placement Warrants will be non-redeemable for cash and exercisable on a cashless basis so long as they are held by the sponsor or its permitted transferees.

The sponsor and the Company’s officers and directors agreed, subject to limited exceptions, not to transfer, assign or sell any of their Private Placement Warrants until 30 days after the completion of the initial Business Combination.

Note 5—Related Party Transactions

Founder Shares

On June 4, 2020, Pendrell Corporation (“Pendrell”) paid for certain offering costs for an aggregate price of $25,000 in exchange for issuance of 7,187,500 shares of the Company’s Class B common stock, par value $0.0001 per share, (the “Founder Shares”). Pendrell transferred such shares to the sponsor on June 9, 2020. In July 2020, the sponsor transferred shares to its independent director nominees and various other directors, officers, employees and consultants of the Company and Pendrell, in each case for approximately the same per-share price as initially paid by the Company’s sponsor. On August 4, 2020, the Company effected a effected a 1.1-for-1 common stock split (the “Stock Split”) resulting in 7,906,250 shares outstanding held as follows: 33,000 shares by each of Wayne Perry, Dennis Weibling and Cathleen A. Massey, its independent directors, 165,000 shares held by Craig O. McCaw, 110,000 shares held by Randy Russell, 88,000 shares held by R. Gerard Salemme, 44,000 shares held by Steve Ednie, 262,900 shares held by other directors, officers, employees and consultants of Pendrell, and 7,137,350 shares held by the sponsor. On September 21, 2020, the sponsor forfeited 406,250 Founder Shares due to the partial exercise of the Over-Allotment Option by the underwriters so that the Founder Shares represent 20.0% of the Company’s issued and outstanding shares after the Initial Public Offering (see Note 3).

The initial stockholders agreed, subject to limited exceptions, not to transfer, assign or sell any of the Founder Shares until the earlier to occur of: (i) one year after the completion of the initial Business Combination and (ii) the date following the completion of the initial Business Combination on which the Company completes a liquidation, merger, capital stock exchange or other similar transaction that results in all of the Company’s stockholders having the right to exchange their common stock for cash, securities or other property. Notwithstanding the foregoing, if the closing price of the Company’s Class A common stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the initial Business Combination or (2) if the Company consummates a transaction after the initial Business Combination which results in the stockholders having the right to exchange their shares for cash, securities or other property, the Founder Shares will be released from the lock-up.

Related Party Loans

On June 4, 2020, Pendrell agreed to loan the Company an aggregate of up to $0.3 million to cover expenses related to the Initial Public Offering pursuant to a promissory note (the “Note”). Pendrell assigned the Note to the sponsor on June 9, 2020, which assumed all obligations thereunder. The loan was non-interest bearing, unsecured and due at the earlier of December 31, 2021 or the completion of the Initial Public Offering. The loan was repaid upon the closing of the Initial Public Offering out of the $1.0 million of offering proceeds that was allocated to the payment of offering expenses.

In addition, in order to finance transaction costs in connection with a Business Combination, the sponsor or an affiliate of the sponsor, or certain of the Company’s officers and directors may, but are not obligated to, loan the Company funds as may be required (“Working Capital Loans”). If the Company completes a Business Combination, the Company would repay the Working Capital Loans out of the proceeds of the Trust Account released to the Company. Otherwise, the Working Capital Loans would be repaid only out of funds held outside the Trust Account. In the event that a Business Combination does not close, the Company may use a portion of proceeds held outside the Trust Account to repay the Working Capital Loans but no proceeds held in the Trust Account would be used to repay the Working Capital Loans. Except for the foregoing, the terms of such Working Capital Loans, if any, have not been determined and no written agreements exist with respect to such loans. The Working Capital Loans would either be repaid upon consummation of a Business Combination or, at the lender’s discretion, up to $1.5 million of such Working Capital Loans may be convertible into warrants of the post Business Combination entity at a price of $1.50 per warrant. The warrants would be identical to the Private Placement Warrants. At September 30, 2020, the Company did not have any borrowings under the Working Capital Loans.

Administrative Services Agreement

 The Company entered into an agreement whereby, commencing on August 4, 2020 and continuing until the earlier of the Company’s consummation of a Business Combination or the Company’s liquidation, the Company will pay an affiliate of the sponsor a total of $10,000 per month for office space, secretarial and administrative services. For both the three months ended September 30, 2020 and the period from June 2, 2020 (inception) through September 30, 2020, the Company incurred $18,710 in fees for these services.

The sponsor, executive officers and directors, or any of their respective affiliates, will be reimbursed for any out-of-pocket expenses incurred in connection with activities on the Company’s behalf such as identifying potential target businesses and performing due diligence on suitable Business Combinations. The Company’s audit committee will review on a quarterly basis all payments that were made to the sponsor, officers, directors or their affiliates.

Note 6—Commitments and Contingencies

Registration Rights

The holders of Founder Shares, Private Placement Warrants and warrants that may be issued upon conversion of Working Capital Loans, if any (and any shares of Class A common stock issuable upon the exercise of the Private Placement Warrants and warrants that may be issued upon conversion of Working Capital Loans and upon conversion of the Founder Shares), are entitled to registration rights pursuant to a registration rights agreement. These holders are entitled to certain demand and “piggyback” registration rights. The Company will bear the expenses incurred in connection with the filing of any such registration statement. The registration rights agreement does not provide for any maximum cash penalties nor any penalties connected with delays in registering the Company’s Class A common stock.

Risks and Uncertainties

Management continues to evaluate the impact of the COVID-19 pandemic on the industry and has concluded that while it is reasonably possible that the virus could have a negative effect on the Company’s financial position, results of its operations and/or search for a target company, the specific impact is not readily determinable as of the date of these financial statements. The unaudited condensed financial statements do not include any adjustments that might results from the outcome of this uncertainty.

Underwriting Agreement

The underwriters were paid a cash underwriting discount of $0.20 per unit, or $6.0 million in the aggregate, upon the closing of the Initial Public Offering and the partial exercise of the Over-Allotment Option. In addition, $0.35 per unit, or approximately $10.5 million in the aggregate, will be payable to the underwriters for deferred underwriting commissions. The deferred fee will become payable to the underwriters from the amounts held in the Trust Account solely in the event that the Company completes a Business Combination, subject to the terms of the underwriting agreement.

Note 7—Stockholders’ Equity

Class A Common Stock—The Company is authorized to issue 200,000,000 shares of Class A common stock with a par value of $0.0001 per share. At September 30, 2020, there were 1,400,923 shares of Class A common stock issued and outstanding, excluding 28,599,077 shares of Class A common stock subject to possible redemption.

Class B Common Stock—The Company is authorized to issue 20,000,000 shares of Class B common stock with a par value of $0.0001 per share. In June 2020, the Company issued 7,187,500 shares of Class B common stock. On August 4, 2020, the Company effected a Stock Split resulting in 7,906,250 shares of Class B common stock outstanding. On September 21, 2020, the Company forfeited 406,250 shares of Class B common stock as a result of the partial exercise of the underwriters’ Over-Allotment Option so that the initial stockholders collectively own 20% (7,500,000 shares) of the Company’s issued and outstanding common stock (see Note 3).

Stockholders of record are entitled to one vote for each share held on all matters to be voted on by stockholders. Holders of Class A common stock and holders of Class B common stock will vote together as a single class on all matters submitted to a vote of our stockholders except as required by law.

The Class B common stock will automatically convert into Class A common stock at the time of the initial Business Combination on a one-for-one basis, subject to adjustment for stock splits, stock dividends, reorganizations, recapitalizations and the like, and subject to further adjustment as provided herein. In the case that additional shares of Class A common stock or equity-linked securities are issued or deemed issued in connection with the initial Business Combination, the number of shares of Class A common stock issuable upon conversion of all Founder Shares will equal, in the aggregate, on an as-converted basis, 20% of the total number of shares of Class A common stock outstanding after such conversion (after giving effect to any redemptions of shares of Class A common stock by Public Stockholders), including the total number of shares of Class A common stock issued, or deemed issued or issuable upon conversion or exercise of any equity-linked securities or rights issued or deemed issued, by the Company in connection with or in relation to the consummation of the initial Business Combination, excluding any shares of Class A common stock or equity-linked securities or rights exercisable for or convertible into shares of Class A common stock issued, or to be issued, to any seller in the initial Business Combination and any Private Placement Warrants issued to the sponsor, officers or directors upon conversion of Working Capital Loans, provided that such conversion of Founder Shares will never occur on a less than one-for-one basis.

Preferred Stock—The Company is authorized to issue 1,000,000 shares of preferred stock, par value $0.0001 per share, with such designations, voting and other rights and preferences as may be determined from time to time by the Company’s board of directors. As of September 30, 2020, there were no shares of preferred stock issued or outstanding.

Warrants—Public Warrants may only be exercised for a whole number of shares. No fractional Public Warrants will be issued upon separation of the Units and only whole Public Warrants will trade. The Public Warrants will become exercisable on the later of (a) 30 days after the completion of a Business Combination or (b) 12 months from the closing of the Initial Public Offering; provided in each case that the Company has an  effective registration statement under the Securities Act covering the shares of Class A common stock issuable upon exercise of the Public Warrants and a current prospectus relating to them is available (or the Company permits holders to exercise their Public Warrants on a cashless basis and such cashless exercise is exempt from registration under the Securities Act). The Company has agreed that as soon as practicable, but in no event later than 15 business days, after the closing of a Business Combination, the Company will use its best efforts to file with the SEC a registration statement for the registration, under the Securities Act, of the shares of Class A common stock issuable upon exercise of the Public Warrants. The Company will use its best efforts to cause the same to become effective and to maintain the effectiveness of such registration statement, and a current prospectus relating thereto, until the expiration of the Public Warrants in accordance with the provisions of the warrant agreement. Notwithstanding the above, if the Class A common stock is at the time of any exercise of a warrant not listed on a national securities exchange such that it satisfies the definition of a “covered security” under Section 18(b)(1) of the Securities Act, the Company may, at its option, require holders of Public Warrants who exercise their warrants to do so on a “cashless” basis, and, in the event the Company so elects, the Company will not be required to file or maintain in effect a registration statement, but the Company will be required to use its best efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available. The Public Warrants will expire five years after the completion of a Business Combination or earlier upon redemption or liquidation.

If (x) the Company issues additional shares of Class A common stock or equity-linked securities for capital raising purposes in connection with the closing of its initial Business Combination at an issue price or effective issue price of less than $9.20 per share of Class A common stock (with such issue price or effective issue price to be determined in good faith by the Company’s board of directors and, in the case of any such issuance to the initial stockholders or their affiliates, without taking into account any Founder Shares held by the initial stockholders or such affiliates, as applicable, prior to such issuance), (y) the aggregate gross proceeds from such issuances represent more than 50% of the total equity proceeds, and interest thereon, available for the funding of the initial Business Combination (net of redemptions), and (z) the volume weighted average trading price of the Class A common stock during the 10 trading day period starting on the trading day after the day on which the Company consummates the initial Business Combination (such price, the “Market Value”) is below $9.20 per share, the exercise price of the Warrants will be adjusted (to the nearest cent) to be equal to 115% of the higher of the Market Value and the Newly Issued Price, and the $18.00 per share redemption trigger price of the Warrants will be adjusted (to the nearest cent) to be equal to 180% of the higher of the Market Value and the Newly Issued Price.

The Private Placement Warrants are identical to the Public Warrants, except that the Private Placement Warrants and the shares of Class A common stock issuable upon exercise of the Private Placement Warrants will not be transferable, assignable or saleable until 30 days after the completion of a Business Combination, subject to certain limited exceptions. Additionally, the Private Placement Warrants will be non-redeemable so long as they are held by the sponsor or its permitted transferees. If the Private Placement Warrants are held by someone other than the sponsor or its permitted transferees, the Private Placement Warrants will be redeemable by the Company and exercisable by such holders on the same basis as the Public Warrants.

The Company may call the Public Warrants for redemption:

●	in whole and not in part;

●	at a price of $0.01 per warrant;

●	upon a minimum of 30 days’ prior written notice of redemption; and

●	if, and only if, the last sales price of the Class A common stock equals or exceeds $18.00 per share on each of 20 trading days within the 30-trading day period ending on the third business day prior to the date on which the Company sends the notice of redemption to the warrant holders.

If the Company calls the Public Warrants for redemption, management will have the option to require all holders that wish to exercise the Public Warrants to do so on a “cashless basis,” as described in the warrant agreement.

In no event will the Company be required to net cash settle any warrant. If the Company is unable to complete a Business Combination within the Combination Period and the Company liquidates the funds held in the Trust Account, holders of warrants will not receive any of such funds with respect to their warrants, nor will they receive any distribution from the Company’s assets held outside of the Trust Account with the respect to such warrants. Accordingly, the warrants may expire worthless.

Note 8 — Fair Value Measurements

At September 30, 2020, assets held in the Trust Account were comprised of $300,007,109 in money market funds which are invested in U.S. Treasury Securities. As of September 30, 2020, the Company had not withdrawn any of the interest earned on the Trust Account to pay franchise or income tax obligations.

The fair value of the Company’s financial assets and liabilities reflects management’s estimate of amounts that the Company would have received in connection with the sale of the assets or paid in connection with the transfer of the liabilities in an orderly transaction between market participants at the measurement date. In connection with measuring the fair value of its assets and liabilities, the Company seeks to maximize the use of observable inputs (market data obtained from independent sources) and to minimize the use of unobservable inputs (internal assumptions about how market participants would price assets and liabilities). The following fair value hierarchy is used to classify assets and liabilities based on the observable inputs and unobservable inputs used in order to value the assets and liabilities:

Level 1:	Quoted prices in active markets for identical assets or liabilities. An active market for an asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2:	Observable inputs other than Level 1 inputs. Examples of Level 2 inputs include quoted prices in active markets for similar assets or liabilities and quoted prices for identical assets or liabilities in markets that are not active.

Level 3:	Unobservable inputs based on our assessment of the assumptions that market participants would use in pricing the asset or liability.

The following table presents information about the Company’s assets that are measured at fair value on a recurring basis at September 30, 2020, and indicates the fair value hierarchy of the valuation inputs the Company utilized to determine such fair value:

Description	Level	September 30, 2020
Assets:
Marketable securities held in Trust Account – U.S. Treasury Securities Money Market Fund	1	$300,007,109

Note 9—Subsequent Events

The Company evaluated subsequent events and transactions that occurred after the balance sheet date through November 4, 2020, the date the unaudited condensed financial statements were issued. Based upon this review, the Company did not identify any subsequent events that would have required adjustment or disclosure in the unaudited condensed financial statements.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder and the Board of Directors of

Holicity Inc.

Opinion on the Financial Statements

We have audited the accompanying balance sheet of Holicity Inc. (the “Company”) as of June 4, 2020, the related statements of operations, changes in stockholder’s equity and cash flows, for the period from June 2, 2020 (inception) through June 4, 2020, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 4, 2020 and the results of its operations and its cash flows for the period from June 2, 2020 (inception) through June 4, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ WithumSmith+Brown, PC

We have served as the Company’s auditor since 2020.

New York, New York

August 4, 2020

HOLICITY INC.

BALANCE SHEET

June 4, 2020

Assets:
Deferred offering costs associated with the proposed public offering	$37,935
Total assets	$37,935
Liabilities and Stockholder’s Equity:
Current liabilities:
Accrued expenses	$14,213
Total current liabilities	14,213
Commitments
Stockholder’s Equity:
Preferred stock, $0.0001 par value; 1,000,000 shares authorized; none issued and outstanding	—
Class A common stock, $0.0001 par value, 200,000,000 shares authorized; none issued and outstanding	—
Class B common stock, $0.0001 par value; 20,000,000 shares authorized; 7,906,250 shares issued and outstanding(1)(2)	719
Additional paid-in capital	24,281
Accumulated deficit	(1,278)
Total stockholder’s equity	23,722
Total Liabilities and Stockholder’s Equity	$37,935

(1)	This number includes up to 1,031,250 shares of Class B common stock subject to forfeiture if the over-allotment option is not exercised in full or in part by the underwriters.

(2)	On August 4, 2020, the Company effected a 1.1-for-1 common stock split resulting in 7,906,250 shares of Class B common stock outstanding. All share counts have been adjusted retrospectively as if the common stock split had been in effect for all periods presented (see Note 6).

See accompanying notes to financial statements.

HOLICITY INC.

STATEMENT OF OPERATIONS

For the period from June 2, 2020 (inception) through June 4, 2020

General and administrative expenses	$1,278
Net loss	$(1,278)
Weighted average shares outstanding, basic and diluted (1)(2)	6,875,000
Basic and diluted net loss per share	$(0.00)

(1)	This number excludes an aggregate of up to 1,031,250 shares of Class B common stock subject to forfeiture if the over-allotment option is not exercised in full or in part by the underwriters.

(2)	On August 4, 2020, the Company effected a 1.1-for-1 common stock split resulting in 7,906,250 shares of Class B common stock outstanding. All share counts have been adjusted retrospectively as if the common stock split had been in effect for all periods presented (see Note 6).

See accompanying notes to financial statements.

HOLICITY INC.

STATEMENT OF CHANGES IN STOCKHOLDER’S EQUITY

For the period from June 2, 2020 (inception) through June 4, 2020

	Common Stock				Additional		Total
	Class A		Class B		Paid-In	Accumulated	Stockholder’s
	Shares	Amount	Shares	Amount	Capital	Deficit	Equity
Balance—June 2, 2020 (inception)	—	$—	—	$—	$—	$—	$—
Issuance of Class B common stock to Pendrell(1)(2)	—	—	7,906,250	719	24,281	—	25,000
Net loss	—	—	—	—	—	(1,278)	(1,278)
Balance—June 4, 2020	—	$—	7,906,250	$719	$24,281	$(1,278)	$23,722

(1)	This number includes up to 1,031,250 shares of Class B common stock subject to forfeiture if the over-allotment option is not exercised in full or in part by the underwriters.

(2)	On August 4, 2020, the Company effected a 1.1-for-1 common stock split resulting in 7,906,250 shares of Class B common stock outstanding. All share counts have been adjusted retrospectively as if the common stock split had been in effect for all periods presented (see Note 6).

See accompanying notes to financial statements.

HOLICITY INC.

STATEMENT OF CASH FLOWS

For the period from June 2, 2020 (inception) through June 4, 2020

Cash Flows from Operating Activities:
Net loss	$(1,278)
Changes in operating assets and liabilities:
Accrued Expenses	1,278
Net cash used in operating activities	—
Net change in cash	—
Cash—beginning of the period	—
Cash—end of the period	$—
Supplemental disclosure of noncash financing activities:
Deferred offering costs paid by Pendrell in exchange for issuance of Class B common stock	$25,000
Deferred offering costs included in accrued expenses	12,935

See accompanying notes to financial statements.

HOLICITY INC.

NOTES TO FINANCIAL STATEMENTS

Note 1—Description of Organization, Business Operations and Basis of Presentation

Holicity Inc. (the “Company”) was incorporated in Delaware on June 2, 2020. The Company was formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses (the “Business Combination”). Although the Company is not limited to a particular industry or sector for purposes of consummating a Business Combination, the Company intends to initially focus its search on identifying a prospective target business in the technology, media and telecommunications (“TMT”) industries in the United States and other developed countries.

As of June 4, 2020, the Company had not commenced any operations. All activity for the period from June 2, 2020 (inception) through June 4, 2020 relates to the Company’s formation and the proposed initial public offering described below. The Company will not generate any operating revenues until after the completion of its initial Business Combination, at the earliest. The Company will generate non-operating income in the form of interest income on cash and cash equivalents from the proceeds derived from the Proposed Public Offering (as defined below). The Company has selected December 31 as its fiscal year end.

The Company’s sponsor is X-icity Holdings Corporation, a Washington corporation (the “sponsor”). The Company’s ability to commence operations is contingent upon obtaining adequate financial resources through a proposed public offering (the “Proposed Public Offering”) of 27,500,000 units (each, a “Unit” and collectively, the “Units”) at $10.00 per Unit (or 31,625,000 units if the underwriters’ over-allotment option is exercised in full), which is discussed in Note 3, and the sale of 5,000,000 private placement warrants (or up to 5,550,000 warrants if the underwriters’ over-allotment option is exercised in full) (each, a “Private Placement Warrant” and collectively, the “Private Placement Warrants”), at a price of $1.50 per Private Placement Warrant in a private placement to the sponsor that will close simultaneously with the Proposed Public Offering.

The Company’s management has broad discretion with respect to the specific application of the net proceeds of the Proposed Public Offering and the sale of Private Placement Warrants, although substantially all of the net proceeds are intended to be applied generally toward consummating a Business Combination. There is no assurance that the Company will be able to complete a Business Combination successfully. The Company must complete one or more initial Business Combinations having an aggregate fair market value of at least 80% of the net assets held in the Trust Account (as defined below) (net of amounts disbursed to management for working capital purposes and excluding the amount of any deferred underwriting discount held in trust) at the time of the agreement to enter into the initial Business Combination. However, the Company will only complete a Business Combination if the post-transaction company owns or acquires 50% or more of the voting securities of the target or otherwise acquires a controlling interest in the target sufficient for it not to be required to register as an investment company under the Investment Company Act 1940, as amended (the “Investment Company Act”). Upon the closing of the Proposed Public Offering, management has agreed that an amount equal to at least $10.00 per Unit sold in the Proposed Public Offering, including the proceeds from the sale of the Private Placement Warrants to the sponsor, will be held in a trust account (“Trust Account”) located in the United States at (Bank of America) with Continental Stock Transfer & Trust Company acting as trustee, and invested only in U.S. government securities,” within the meaning set forth in Section 2(a)(16) of the Investment Company Act, with a maturity of 185 days or less, or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act which invest only in direct U.S. government treasury obligations, until the earlier of: (i) the completion of a Business Combination and (ii) the distribution of the Trust Account as described below.

HOLICITY INC.

NOTES TO FINANCIAL STATEMENTS

The Company will provide holders of the Company’s outstanding shares of Class A common stock, par value $0.0001 per share, sold in the Proposed Public Offering (the “Public Stockholders”) with the opportunity to redeem all or a portion of their Public Shares (as defined below) upon the completion of a Business Combination either (i) in connection with a stockholder meeting called to approve the Business Combination or (ii) without a stockholder vote by means of a tender offer. The decision as to whether the Company will seek stockholder approval of a Business Combination or conduct a tender offer will be made by the Company, solely in its discretion. The Public Stockholders will be entitled to redeem their Public Shares for a pro rata portion of the amount then held in the Trust Account (initially anticipated to be $10.00 per Public Share). The per-share amount to be distributed to Public Stockholders who redeem their Public Shares will not be reduced by the deferred underwriting commissions the Company will pay to the underwriters (as discussed in Note 5). These Public Shares will be recorded at a redemption value and classified as temporary equity upon the completion of the Proposed Public Offering in accordance with the Financial Accounting Standards Board’s (“FASB”) Accounting Standards Codification (“ASC”) Topic 480 “Distinguishing Liabilities from Equity.” The Company will proceed with a Business Combination if a majority of the shares voted are voted in favor of the Business Combination. The Company will not redeem the Public Shares in an amount that would cause its net tangible assets to be less than $5,000,001. If a stockholder vote is not required by law and the Company does not decide to hold a stockholder vote for business or other legal reasons, the Company will, pursuant to its Certificate of Incorporation (the “Certificate of Incorporation”), conduct the redemptions pursuant to the tender offer rules of the U.S. Securities and Exchange Commission (“SEC”) and file tender offer documents with the SEC prior to completing a Business Combination. If, however, stockholder approval of the transaction is required by law, or the Company decides to obtain stockholder approval for business or legal reasons, the Company will offer to redeem shares in conjunction with a proxy solicitation pursuant to the proxy rules and not pursuant to the tender offer rules. Additionally, each public stockholder may elect to redeem their Public Shares irrespective of whether they vote for or against the proposed transaction. If the Company seeks stockholder approval in connection with a Business Combination, the initial stockholders (as defined below) have agreed to vote their Founder Shares (as defined below in Note 4) and any Public Shares purchased during or after the Proposed Public Offering in favor of a Business Combination. In addition, the initial stockholders have agreed to waive their redemption rights with respect to their Founder Shares and Public Shares in connection with the completion of a Business Combination.

The Certificate of Incorporation will provide that a public stockholder, together with any affiliate of such stockholder or any other person with whom such stockholder is acting in concert or as a “group” (as defined under Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), will be restricted from redeeming its shares with respect to more than an aggregate of 20% or more of the Public Shares, without the prior consent of the Company.

The sponsor and the Company’s officers and directors (the “initial stockholders”) have agreed not to propose an amendment to the Certificate of Incorporation to modify the substance or timing of the Company’s obligation to redeem 100% of the Public Shares if the Company does not complete a Business Combination within the Combination Period (as defined below) or with respect to any other material provisions relating to stockholders’ rights or pre-initial Business Combination activity, unless the Company provides the Public Stockholders with the opportunity to redeem their Public Shares in conjunction with any such amendment.

If the Company is unable to complete a Business Combination within 24 months from the closing of the Proposed Public Offering (the “Combination Period”), the Company will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the public shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest (less amounts released to pay taxes and up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding public shares, which redemption will completely extinguish Public Stockholders’ rights as stockholders (including the right to receive further liquidating distributions, if any), and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the remaining stockholders and the Company’s board of directors, liquidate and dissolve, subject, in each case, to its obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law. There will be no redemption rights or liquidating distributions with respect to the warrants, which will expire worthless if the Company fails to complete a Business Combination within the 24-month time period.

HOLICITY INC.

NOTES TO FINANCIAL STATEMENTS

The initial stockholders have agreed to waive their rights to liquidating distributions from the Trust Account with respect to the Founder Shares if the Company fails to complete a Business Combination within the Combination Period. However, if the initial stockholders acquire Public Shares in or after the Proposed Public Offering, they will be entitled to liquidating distributions from the Trust Account with respect to such Public Shares if the Company fails to complete a Business Combination within the Combination Period. The underwriters have agreed to waive their rights to the deferred underwriting commission (see Note 5) held in the Trust Account in the event the Company does not complete a Business Combination within in the Combination Period and, in such event, such amounts will be included with the other funds held in the Trust Account that will be available to fund the redemption of the Public Shares. In the event of such distribution, it is possible that the per share value of the residual assets remaining available for distribution (including Trust Account assets) will be only $10.00. In order to protect the amounts held in the Trust Account, the sponsor has agreed to be liable to the Company if and to the extent any claims by a third party (except for the Company’s independent registered public accounting firm) for services rendered or products sold to the Company, or a prospective target business with which the Company has entered into a letter of intent, confidentiality or other similar agreement or business combination agreement (a “Target”), reduce the amount of funds in the Trust Account to below the lesser of (i) $10.00 per Public Share and (ii) the actual amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account, if less than $10.00 per Public Share due to reductions in the value of the trust assets, less taxes payable, provided that such liability will not apply to any claims by a third party or Target that executed a waiver of any and all rights to the monies held in the Trust Account (whether or not such waiver is enforceable) nor will it apply to any claims under the Company’s indemnity of the underwriters of the Proposed Public Offering against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”). The Company will seek to reduce the possibility that the sponsor will have to indemnify the Trust Account due to claims of creditors by endeavoring to have all vendors, service providers (except for the Company’s independent registered public accounting firm), prospective target businesses or other entities with which the Company does business, execute agreements with the Company waiving any right, title, interest or claim of any kind in or to monies held in the Trust Account.

Basis of Presentation

The accompanying financial statements are presented in U.S. dollars in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and pursuant to the rules and regulations of the SEC.

The Company does not have sufficient liquidity to meet its anticipated obligations over the next year from the issuance of these financial statements. In connection with the Company’s assessment of going concern considerations in accordance with FASB’s Accounting Standards Update (“ASU”) 2014-15, “Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern,” management has determined that the Company has access to funds from the sponsor that are sufficient to fund the working capital needs of the Company until the earlier of the consummation of the Proposed Public Offering or one year from the issuance of these financial statements.

HOLICITY INC.

NOTES TO FINANCIAL STATEMENTS

Capital Structure Change

On August 4, 2020, the Company effected a 1.1-for-1 common stock split (the “Stock Split”). The share counts and per share data reported in the historical financial statements have been adjusted retrospectively as if the Stock Split had been in effect for all periods presented.

Emerging Growth Company

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the independent registered public accounting firm attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that an emerging growth company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such an election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard.

This may make comparison of the Company’s financial statements with another public company that is neither an emerging growth company nor an emerging growth company that has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Note 2—Summary of Significant Accounting Policies

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash accounts in a financial institution, which, at times, may exceed the Federal Depository Insurance Coverage limit of $250,000. At June 4, 2020, the Company has not experienced losses on these accounts and management believes the Company is not exposed to significant risks on such accounts.

Financial Instruments

The fair value of the Company’s assets and liabilities, which qualify as financial instruments under FASB ASC 820, “Fair Value Measurements and Disclosures,” approximates the carrying amounts represented in the balance sheet.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities during the reporting period and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates.

HOLICITY INC.

NOTES TO FINANCIAL STATEMENTS

Deferred Offering Costs Associated with the Proposed Public Offering

Deferred offering costs consist of legal, accounting, underwriting fees and other costs incurred through the balance sheet date that are directly related to the Proposed Public Offering and that will be charged to stockholder’s equity upon the completion of the Proposed Public Offering. Should the Proposed Public Offering prove to be unsuccessful, these deferred costs, as well as additional expenses to be incurred, will be charged to operations.

Net Loss Per Common Share

The Company complies with accounting and disclosure requirements of FASB ASC Topic 260, “Earnings Per Share.” Net loss per share is computed by dividing net loss by the weighted average number of shares of common stock outstanding during the period. At June 4, 2020, the Company did not have any dilutive securities and other contracts that could, potentially, be exercised or converted into shares of common stock and then share in the earnings of the Company. As a result, diluted loss per share is the same as basic loss per share for the period presented.

Income Taxes

The Company follows the asset and liability method of accounting for income taxes under FASB ASC 740, “Income Taxes.” Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that included the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. Deferred tax assets were deemed immaterial as of June 4, 2020.

FASB ASC 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities. There were no unrecognized tax benefits as of June 4, 2020. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. No amounts were accrued for the payment of interest and penalties as of June 4, 2020. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position. The Company is subject to income tax examinations by major taxing authorities since inception.

Recent Accounting Pronouncements

The Company’s management does not believe that any recently issued, but not yet effective, accounting standards if currently adopted would have a material effect on the accompanying financial statements.

Note 3—Proposed Public Offering

Pursuant to the Proposed Public Offering, the Company intends to offer for sale 27,500,000 units at a price of $10.00 per Unit. Each Unit consists of one share of Class A common stock (such shares of common stock included in the Units being offered, the “Public Shares”), and one-third of one redeemable warrant (each, a “Public Warrant”). Each Public Warrant entitles the holder to purchase one share of Class A common stock at a price of $11.50 per share, subject to adjustment (see Note 6).

The Company will grant the underwriters a 45-day option from the date of the final prospectus relating to the Proposed Public Offering to purchase up to 4,125,000 additional Units to cover over-allotments, if any, at the Proposed Public Offering price, less underwriting discounts and commissions.

HOLICITY INC.

NOTES TO FINANCIAL STATEMENTS

Note 4—Related Party Transactions

Founder Shares

On June 4, 2020, Pendrell paid for certain offering costs for an aggregate price of $25,000 in exchange for issuance of 7,187,500 shares of the Company’s Class B common stock, par value $0.0001 per share, (the “Founder Shares”). On August 4, 2020, the Company effected a Stock Split resulting in 7,906,250 of Founder Shares. Pendrell transferred such shares to the sponsor on June 9, 2020. The initial stockholders have agreed to forfeit up to 1,031,250 Founder Shares to the extent that the over-allotment option is not exercised in full by the underwriters. The forfeiture will be adjusted to the extent that the over-allotment option is not exercised in full by the underwriters so that the Founder Shares will represent 20.0% of the Company’s issued and outstanding shares after the Proposed Public Offering. If the Company increases or decreases the size of the offering, the Company will effect a stock dividend or share contribution back to capital, as applicable, immediately prior to the consummation of the Proposed Public Offering in such amount as to maintain the Founder Share ownership of the Company’s stockholders prior to the Proposed Public Offering at 20.0% of the Company’s issued and outstanding common stock upon the consummation of the Proposed Public Offering.

The initial stockholders will agree, subject to limited exceptions, not to transfer, assign or sell any of the Founder Shares until the earlier to occur of: (i) one year after the completion of the initial Business Combination and (ii) the date following the completion of the initial Business Combination on which the Company completes a liquidation, merger, capital stock exchange or other similar transaction that results in all of the Company’s stockholders having the right to exchange their common stock for cash, securities or other property. Notwithstanding the foregoing, if the closing price of the Company’s Class A common stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the initial Business Combination or (2) if the Company consummates a transaction after the initial Business Combination which results in the stockholders having the right to exchange their shares for cash, securities or other property, the Founder Shares will be released from the lock-up.

Private Placement Warrants

The sponsor will agree to purchase an aggregate of 5,000,000 Private Placement Warrants (or up to 5,550,000 Private Placement Warrants if the underwriters’ over-allotment option is exercised in full), at a price of $1.50 per Private Placement Warrant ($7,500,000 in the aggregate, or $8,325,000 if the underwriters’ over-allotment option is exercised in full) in a private placement that will occur simultaneously with the closing of the Proposed Public Offering. Each whole Private Placement Warrant is exercisable for one whole share of Class A common stock at a price of $11.50 per share. A portion of the proceeds from the sale of the Private Placement Warrants to the sponsor will be added to the proceeds from the Proposed Public Offering to be held in the Trust Account. If the Company does not complete a Business Combination within the Combination Period, the Private Placement Warrants will expire worthless. The Private Placement Warrants will be non-redeemable for cash and exercisable on a cashless basis so long as they are held by the sponsor or its permitted transferees.

The sponsor and the Company’s officers and directors will agree, subject to limited exceptions, not to transfer, assign or sell any of their Private Placement Warrants until 30 days after the completion of the initial Business Combination.

HOLICITY INC.

NOTES TO FINANCIAL STATEMENTS

Related Party Loans

On June 4, 2020, Pendrell agreed to loan the Company an aggregate of up to $300,000 to cover expenses related to the Proposed Public Offering pursuant to a promissory note (the “Note”). Pendrell assigned the Note to the sponsor on June 9, 2020, which assumed all obligations thereunder. This loan is non-interest bearing, unsecured and due at the earlier of December 31, 2021 or the completion of the Proposed Public Offering. The loan will be repaid upon the closing of this offering out of the $1,000,000 of offering proceeds that has been allocated to the payment of offering expenses. As of June 4, 2020, the Company has not borrowed any amount under the Note.

In addition, in order to finance transaction costs in connection with a Business Combination, the sponsor or an affiliate of the sponsor, or certain of the Company’s officers and directors may, but are not obligated to, loan the Company funds as may be required (“Working Capital Loans”). If the Company completes a Business Combination, the Company would repay the Working Capital Loans out of the proceeds of the Trust Account released to the Company. Otherwise, the Working Capital Loans would be repaid only out of funds held outside the Trust Account. In the event that a Business Combination does not close, the Company may use a portion of proceeds held outside the Trust Account to repay the Working Capital Loans but no proceeds held in the Trust Account would be used to repay the Working Capital Loans. Except for the foregoing, the terms of such Working Capital Loans, if any, have not been determined and no written agreements exist with respect to such loans. The Working Capital Loans would either be repaid upon consummation of a Business Combination or, at the lender’s discretion, up to $1,500,000 of such Working Capital Loans may be convertible into warrants of the post Business Combination entity at a price of $1.50 per warrant. The warrants would be identical to the Private Placement Warrants. To date, the Company had no borrowings under the Working Capital Loans.

Administrative Services Agreement

The Company will enter into an agreement that will provide that, subsequent to the closing of the Proposed Public Offering and continuing until the earlier of the Company’s consummation of a Business Combination or the Company’s liquidation, to the Company will pay the sponsor a total of $10,000 per month for office space, secretarial and administrative services.

The sponsor, executive officers and directors, or any of their respective affiliates, will be reimbursed for any out-of-pocket expenses incurred in connection with activities on the Company’s behalf such as identifying potential target businesses and performing due diligence on suitable Business Combinations. The Company’s audit committee will review on a quarterly basis all payments that were made to the sponsor, officers, directors or their affiliates.

Note 5—Commitments & Contingencies

Registration Rights

The holders of Founder Shares, Private Placement Warrants and warrants that may be issued upon conversion of Working Capital Loans, if any, (and any shares of Class A common stock issuable upon the exercise of the Private Placement Warrants and warrants that may be issued upon conversion of Working Capital Loans and upon conversion of the Founder Shares) will be entitled to registration rights pursuant to a registration rights agreement to be signed prior to the consummation of the Proposed Public Offering. These holders will be entitled to certain demand and “piggyback” registration rights. The Company will bear the expenses incurred in connection with the filing of any such registration statements. The registration rights agreement will not provide for any maximum cash penalties nor any penalties connected with delays in registering the Company’s common stock.

Risks and Uncertainties

Management is currently evaluating the impact of the COVID-19 pandemic on the industry and has concluded that while it is reasonably possible that the virus could have a negative effect on the Company’s financial position, results of its operations and/or search for a target company, the specific impact is not readily determinable as of the date of these financial statements. The financial statements do not include any adjustments that might results from the outcome of this uncertainty.

Underwriting Agreement

The underwriters will be entitled to an underwriting discount of $0.20 per unit, or $5,500,000 in the aggregate (or $6,325,000 in the aggregate if the underwriters’ over-allotment option is exercised in full), payable upon the closing of the Proposed Public Offering. $0.35 per unit, or $9,625,000 in the aggregate (or approximately $11,068,750 in the aggregate if the underwriters’ over-allotment option is exercised in full) will be payable to the underwriters for deferred underwriting commissions. The deferred fee will become payable to the underwriters from the amounts held in the Trust Account solely in the event that the Company completes a Business Combination, subject to the terms of the underwriting agreement.

HOLICITY INC.

NOTES TO FINANCIAL STATEMENTS

Note 6—Stockholder’s Equity

Class A Common Stock—The Company is authorized to issue 200,000,000 shares of Class A common stock with a par value of $0.0001 per share. As of June 4, 2020, there were no shares of Class A common stock issued or outstanding.

Class B Common Stock—The Company is authorized to issue 20,000,000 shares of Class B common stock with a par value of $0.0001 per share. In June 2020, the Company issued 7,187,500 shares of Class B common stock. On August 4, 2020, the Company effected a 1.1-for-1 common stock split resulting in 7,906,250 shares of Class B common stock outstanding. All shares and the associated amounts have been retroactively restated to reflect the Stock Split. The 7,906,250 shares of Class B common stock outstanding, include an aggregate of up to 1,031,250 shares of Class B common stock that are subject to forfeiture, to the Company by the initial stockholders for no consideration to the extent that the underwriter’s over-allotment option is not exercised in full or in part, so that the initial stockholders will collectively own 20% of the Company’s issued and outstanding common stock after the Proposed Public Offering.

Stockholders of record are entitled to one vote for each share held on all matters to be voted on by stockholders. Holders of Class A common stock and holders of Class B common stock will vote together as a single class on all matters submitted to a vote of our stockholders except as required by law.

The Class B common stock will automatically convert into Class A common stock at the time of the initial Business Combination on a one-for-one basis, subject to adjustment for stock splits, stock dividends, reorganizations, recapitalizations and the like, and subject to further adjustment as provided herein. In the case that additional shares of Class A common stock or equity-linked securities are issued or deemed issued in connection with the initial Business Combination, the number of shares of Class A common stock issuable upon conversion of all Founder Shares will equal, in the aggregate, on an as-converted basis, 20% of the total number of shares of Class A common stock outstanding after such conversion (after giving effect to any redemptions of shares of Class A common stock by Public Stockholders), including the total number of shares of Class A common stock issued, or deemed issued or issuable upon conversion or exercise of any equity-linked securities or rights issued or deemed issued, by the Company in connection with or in relation to the consummation of the initial Business Combination, excluding any shares of Class A common stock or equity-linked securities or rights exercisable for or convertible into shares of Class A common stock issued, or to be issued, to any seller in the initial Business Combination and any Private Placement Warrants issued to the sponsor, officers or directors upon conversion of Working Capital Loans, provided that such conversion of Founder Shares will never occur on a less than one-for-one basis.

Preferred Stock—The Company is authorized to issue 1,000,000 shares of preferred stock, par value $0.0001 per share, with such designations, voting and other rights and preferences as may be determined from time to time by the Company’s board of directors. As of June 4, 2020, there were no shares of preferred stock issued or outstanding.

HOLICITY INC.

NOTES TO FINANCIAL STATEMENTS

Warrants—Public Warrants may only be exercised for a whole number of shares. No fractional Public Warrants will be issued upon separation of the Units and only whole Public Warrants will trade. The Public Warrants will become exercisable on the later of (a) 30 days after the completion of a Business Combination or (b) 12 months from the closing of the Proposed Public Offering; provided in each case that the Company has an  effective registration statement under the Securities Act covering the shares of Class A common stock issuable upon exercise of the Public Warrants and a current prospectus relating to them is available (or the Company permits holders to exercise their Public Warrants on a cashless basis and such cashless exercise is exempt from registration under the Securities Act). The Company has agreed that as soon as practicable, but in no event later than 15 business days, after the closing of a Business Combination, the Company will use its best efforts to file with the SEC a registration statement for the registration, under the Securities Act, of the shares of Class A common stock issuable upon exercise of the Public Warrants. The Company will use its best efforts to cause the same to become effective and to maintain the effectiveness of such registration statement, and a current prospectus relating thereto, until the expiration of the Public Warrants in accordance with the provisions of the warrant agreement. Notwithstanding the above, if the Class A common stock is at the time of any exercise of a warrant not listed on a national securities exchange such that it satisfies the definition of a “covered security” under Section 18(b)(1) of the Securities Act, the Company may, at its option, require holders of Public Warrants who exercise their warrants to do so on a “cashless” basis, and, in the event the Company so elects, the Company will not be required to file or maintain in effect a registration statement, but the Company will be required to use its best efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available. The Public Warrants will expire five years after the completion of a Business Combination or earlier upon redemption or liquidation.

If (x) the Company issues additional shares of Class A common stock or equity-linked securities for capital raising purposes in connection with the closing of its initial Business Combination at an issue price or effective issue price of less than $9.20 per share of Class A common stock (with such issue price or effective issue price to be determined in good faith by the Company’s board of directors and, in the case of any such issuance to the initial stockholders or their affiliates, without taking into account any Founder Shares held by the initial stockholders or such affiliates, as applicable, prior to such issuance), (y) the aggregate gross proceeds from such issuances represent more than 50% of the total equity proceeds, and interest thereon, available for the funding of the initial Business Combination (net of redemptions), and (z) the volume weighted average trading price of the Class A common stock during the 10 trading day period starting on the trading day after the day on which the Company consummates the initial Business Combination (such price, the “Market Value”) is below $9.20 per share, the exercise price of the Warrants will be adjusted (to the nearest cent) to be equal to 115% of the higher of the Market Value and the Newly Issued Price, and the $18.00 per share redemption trigger price of the Warrants will be adjusted (to the nearest cent) to be equal to 180% of the higher of the Market Value and the Newly Issued Price.

The Private Placement Warrants are identical to the Public Warrants, except that the Private Placement Warrants and the shares of Class A common stock issuable upon exercise of the Private Placement Warrants will not be transferable, assignable or salable until 30 days after the completion of a Business Combination, subject to certain limited exceptions. Additionally, the Private Placement Warrants will be non-redeemable so long as they are held by the sponsor or its permitted transferees. If the Private Placement Warrants are held by someone other than the sponsor or its permitted transferees, the Private Placement Warrants will be redeemable by the Company and exercisable by such holders on the same basis as the Public Warrants.

HOLICITY INC.

NOTES TO FINANCIAL STATEMENTS

The Company may call the Public Warrants for redemption:

●	in whole and not in part;

●	at a price of $0.01 per warrant;

●	upon a minimum of 30 days’ prior written notice of redemption; and

●	if, and only if, the last sales price of the Class A common stock equals or exceeds $18.00 per share on each of 20 trading days within the 30-trading day period ending on the third business day prior to the date on which the Company sends the notice of redemption to the warrant holders.

If the Company calls the Public Warrants for redemption, management will have the option to require all holders that wish to exercise the Public Warrants to do so on a “cashless basis,” as described in the warrant agreement.

In no event will the Company be required to net cash settle any warrant. If the Company is unable to complete a Business Combination within the Combination Period and the Company liquidates the funds held in the Trust Account, holders of warrants will not receive any of such funds with respect to their warrants, nor will they receive any distribution from the Company’s assets held outside of the Trust Account with the respect to such warrants. Accordingly, the warrants may expire worthless.

Note 7—Subsequent Events

The Company evaluated events that have occurred after the balance sheet date through August 4, 2020, which is the date on which these financial statements were issued. Based upon this review, the Company did not identify any subsequent events that would have required adjustment or disclosure in the financial statements other than the following. In July 2020, our sponsor transferred 33,000 founder shares to each of Wayne Perry, Dennis Weibling and Cathleen A. Massey, our independent director nominees, 165,000 shares to Craig O. McCaw, 110,000 shares to Randy Russell, 88,000 shares to R. Gerard Salemme, 44,000 shares to Steve Ednie and 262,900 to other directors, officers, employees and consultants of Pendrell (as adjusted for the Stock Split), in each case for approximately the same per-share price initially paid by our sponsor, resulting in our sponsor holding 7,137,350 founder shares.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders

Astra Space, Inc.

Opinion on the financial statements

We have audited the accompanying balance sheet of Astra Space, Inc. (a Delaware corporation) (the “Company”) as of December 31, 2019, the related statements of operations, temporary equity and stockholders’ deficit, and cash flows for the year then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Going concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 2 to the financial statements, the Company incurred a significant operating loss during the year ended December 31, 2019, and as of that date, the Company had an accumulated deficit of $122.4 million. These conditions, along with other matters as set forth in Note 2, raise substantial doubt about the Company’s ability to continue as a going concern. Management’s evaluation of the events and conditions, and management’s plans, regarding these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ GRANT THORNTON LLP

We have served as the Company’s auditor since 2020.

Phoenix, Arizona

February 16, 2021

ASTRA SPACE, INC.

BALANCE SHEET

(In thousands, except share and per share data)

As of December 31,
2019
ASSETS
Current assets:
Cash and cash equivalents	$10,519
Prepaid and other current assets	765
Total current assets	11,284
Non-current assets:
Property, plant and equipment, net	26,001
Other non-current assets	356
Total assets	$37,641

LIABILITIES AND STOCKHOLDERS’ DEFICIT
Current liabilities:
Accounts payable	3,308
Accrued expenses and other current liabilities	649
Long-term debt, current portion	1,600
Total current liabilities	5,557
Non-current liabilities:
Long-term debt	25,544
Long-term debt due to related parties	10,927
Other non-current liabilities	1,698
Total liabilities	43,726

Commitments and Contingencies (Note 7)

MEZZANINE EQUITY
Series A convertible preferred stock, $0.000001 par value; 66,191,660 shares authorized; 65,780,540 shares issued and outstanding as of December 31, 2019, net of issuance costs	15,922
Series B convertible preferred stock, $0.000001 par value; 71,288,515 shares authorized; 70,713,123 shares issued and outstanding as of December 31, 2019, net of issuance costs	92,907
Total mezzanine equity	108,829

STOCKHOLDERS’ DEFICIT
Founders convertible preferred stock, $0.000001 par value; 18,500,000 shares authorized; 18,500,000 shares issued and outstanding as of December 31, 2019	-
Class A common stock, $0.000001 par value; 265,000,000 shares authorized; 9,194,900 shares issued and outstanding as of December 31, 2019	-
Class B common stock, $0.000001 par value; 92,500,000 shares authorized; 71,100,000 shares issued and outstanding as of December 31, 2019	-
Additional paid in capital	7,490
Accumulated deficit	(122,404)
Total stockholders’ deficit	(114,914)
Total liabilities, mezzanine equity and stockholders’ deficit	$37,641

The accompanying notes are an integral part of these financial statements.

ASTRA SPACE, INC.

STATEMENT OF OPERATIONS

(In thousands, except share and per share data)

For the year ended December 31,
2019
Operating expenses:
Research and development	$40,067
General and administrative	12,518
Total operating loss	(52,585)
Interest expense, net	(870)
Other income, net	276
Loss before taxes	(53,179)
Income tax expense	-
Net loss	$(53,179)

Net loss per share:
Weighted average number of shares of Class A common stock outstanding - basic and diluted	8,082,020
Net loss per share of Class A common stock - basic and diluted	$(0.74)
Weighted average number of shares of Class B common stock outstanding - basic and diluted	63,684,201
Net loss per share of Class B common stock - basic and diluted	$(0.74)

The accompanying notes are an integral part of these financial statements.

ASTRA SPACE, INC.

STATEMENT OF TEMPORARY EQUITY AND STOCKHOLDERS’ DEFICIT

FOR THE YEAR ENDED DECEMBER 31, 2019

(In thousands, except share and per share data)

	Convertible Preferred Stock		Common Stock		Founders Convertible Preferred Stock		Additional paid-in	Accumulated	Total
	Shares	Amount	Shares	Amount	Shares	Amount	capital	deficit	deficit

Balance as of December 31, 2018	136,493,663	$108,829	61,284,797	$-	18,500,000	$-	$6,642	$(69,225)	$(62,583)
Stock-based compensation	-	-	18,491,667	-	-	-	814	-	814
Exercise of options	-	-	518,436	-	-	-	34	-	34
Net loss	-	-	-	-	-	-	-	(53,179)	(53,179)
Balance as of December 31, 2019	136,493,663	$108,829	80,294,900	$-	18,500,000	$-	$7,490	$(122,404)	$(114,914)

The accompanying notes are an integral part of these financial statements.

ASTRA SPACE, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2019

(In thousands)

For the year ended
December 31, 2019
Cash flows from operating activities:
Net Loss	$(53,179)
Adjustments to reconcile net loss to cash flows used in operating activities
Stock-based compensation	814
Depreciation	2,330
Amortization of convertible note discounts	409
Amortization of convertible note discounts attributable to related parties	327
Loss on mark to market derivatives	209
Loss on mark to market derivatives attributable to related parties	255
Changes in operating assets and liabilities:
Prepaid and other current assets	(134)
Other non-current assets	110
Accounts payable	1,440
Accrued expenses and other current liabilities	(516)
Other non-current liabilities	811
Net cash used in operating activities	$(47,124)
Cash flows from investing activities:
Capital expenditures	(6,761)
Investment made in leasehold improvements	(7,179)
Investment in Kodiak Spaceport	(1,314)
Net cash used in investing activities	$(15,254)
Cash flows from financing activities:
Proceeds from issuance of convertible notes	18,235
Proceeds from issuance of convertible notes to related parties	10,600
Borrowings on term loans	3,000
Borrowings on equipment advances	7,000
Repayments on equipment advances	(1,964)
Proceeds from stock issued under equity plans	34
Net cash provided by financing activities	$36,905

Net decrease in cash and cash equivalents	$(25,473)
Cash and cash equivalents at beginning of period	35,992
Cash and cash equivalents at end of period	$10,519

Non-cash activities:
Kodiak Spaceport financing obligation	$765
Assets acquired included in accounts payable	$1,255
Supplemental disclosures of cash flow information:
Cash paid for interest	$359

The accompanying notes are an integral part of these financial statements.

ASTRA SPACE, INC.

NOTES TO FINANCIAL STATEMENTS

Note 1 - Description of Business

Astra Space, Inc. (the “Company”) is a launch vehicle company which designs, tests, manufactures and operates next generation space services that will enable a new generation of global communications, earth observation, precision weather monitoring, navigation, and surveillance capabilities. The Company’s goal is to improve life on our planet through greater connectivity and more regular observation and to enable a wave of innovation in low Earth orbit by offering smaller more frequent launches. Since 2017, the Company has conducted a number of successful test launches and in December 2020 the Company completed another successful launch, bringing the Company one-step closer to reaching commercial viability.

The Company was incorporated in September 2016 in Delaware, and is currently headquartered in Alameda, California where it also maintains its research and manufacturing facilities. Since August 2019, the Company also utilizes a dedicated spaceport in Kodiak, Alaska.

The Company’s operations consisted of conducting research and development activities to operationalize certain patented technology that the Company owns so it can design and manufacture its next generation launch vehicles. As of December 31, 2019, the Company has yet to generate revenue from the use of its launch vehicles.

Note 2 - Basis of Presentation and Summary of Significant Accounting Policies

Basis of Presentation

The Company’s financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”) as determined by the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) and pursuant to the regulations of the U.S. Securities and Exchange Commission (“SEC”). For purposes of presentation the Company considers itself an emerging growth company (“EGC”).

The Company has incurred recurring losses since its inception, including a net loss of $53.2 million for the year ended December 31, 2019. There was no other comprehensive income or loss attributable to the year ended December 31, 2019.

Emerging Growth Company

Section 102(b)(1) of the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”) exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that an emerging growth company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period, which means that when a standard is issued or revised, and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard.

This may make comparison of the Company’s financial statements with another public company that is neither an emerging growth company nor an emerging growth company that has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Going Concern, Liquidity, and Capital Resources

The Company evaluated whether there are any conditions and events, considered in the aggregate, that raise substantial doubt about its ability to continue as a going concern over the next twelve months through February 2022. Since inception, the Company has incurred significant operating losses and has an accumulated deficit of approximately $122.4 million. As of December 31, 2019, the Company had approximately $10.5 million in cash and cash equivalents. On January 28, 2021, the Company issued Series C Convertible Preferred Shares for proceeds of $30.0 million cash. See Note 12 - Subsequent Events. The Company expects to continue to incur significant operating losses for the foreseeable future. The Company has historically funded its operations primarily through the sale of convertible debt and equity securities.

ASTRA SPACE, INC.

NOTES TO FINANCIAL STATEMENTS

In order to proceed with the Company’s business plan, the Company will need to raise substantial additional funds through one or more of the following: issuance of additional debt, equity or both. Until such time, if ever, the Company can generate revenue sufficient to achieve profitability, the Company expects to finance its operations through equity or debt financings, which may not be available to the Company on the timing needed or on terms that the Company deems to be favorable. To the extent that the Company raises additional capital through the sale of equity or convertible debt securities, the ownership interest of its stockholders will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect the rights of common stockholders. Debt financing and preferred equity financing, if available, may involve agreements that include covenants limiting or restricting the Company’s ability to take specific actions, such as incurring additional debt, making acquisitions or capital expenditures or declaring dividends. If the Company is unable to obtain sufficient financial resources, its business, financial condition and results of operations will be materially and adversely affected. The Company may be required to delay, limit, reduce or terminate its product development activities or future commercialization efforts. There can be no assurance that the Company will be able to obtain the needed financing on acceptable terms or at all.

As a result, the Company has concluded that there is substantial doubt about its ability to continue as a going concern within one year after the date that its financial statements are issued.

The accompanying financial statements have been prepared assuming the Company will continue to operate as a going concern, which contemplates the realization of assets and settlement of liabilities in the normal course of business, and does not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classifications of liabilities that may result from uncertainty related to its ability to continue as a going concern.

Risks and Uncertainties

The Company is subject to those risks common in the technology industry and also those risks common to early stage companies including, but not limited to, the possibility of not being able to successfully develop or market its products or services, competition, dependence on key personnel and key external alliances, the successful protection of its proprietary technologies, compliance with government regulations, and the possibility of not being able to obtain additional financing when needed.

Use of Estimates

The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities in the financial statements and accompanying notes. The Company bases these estimates on historical experience and on various other assumptions that it believes are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying amounts of assets and liabilities that are not readily apparent from other sources. Actual results could differ significantly from those estimates. Significant items subject to such estimates and assumptions include the valuation of derivatives and warrants, useful lives of fixed assets, deferred tax assets, stock-based compensation, income tax uncertainties, and other contingencies.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash and cash equivalents. The Company maintains cash and cash equivalent balances in bank accounts with one bank. All cash accounts are located in the United States and insured by the Federal Deposit Insurance Corporation (“FDIC”). Although balances may exceed amounts insured by the FDIC, the Company believes there is no exposure to any significant credit risks related to its cash or cash equivalents and has not experienced any losses in such accounts.

Segment Reporting

Operating segments are identified as components of an enterprise about which separate discrete financial information is available for evaluation by the chief operating decision-maker in making decisions regarding resource allocation and assessing performance. All the Company’s assets are maintained in the United States and the Company views its operations and manages its business as one segment.

ASTRA SPACE, INC.

NOTES TO FINANCIAL STATEMENTS

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents.

Revenue Recognition

As of December 31, 2019, the Company has not entered into any contracts with respect to the Company’s core business operations of delivering payloads into low-earth orbit. All contracts are with governmental entities with respect to research and development milestone activities and do not represent contracts with customers under ASC 605 and as such, amounts received are recorded as other, non-operating income in the statement of operations.

Other Income

Other income consists of funding received from governmental entities and are not recognized until the milestone is achieved and it is probable that payment will be received. The Company’s other income balance is associated with two types of transactions as of December 31, 2019.

Government Contracts

The Company routinely enters into contracts with governmental entities involved in the space and defense industries. The contracts require the Company to complete required milestone tasks in order to receive milestone payments. If the Company fails to achieve required commitments, the Company will not be entitled to milestone payments. These contracts are entered into for research and development purposes. Other income is recognized in other income, net within the Company’s Statement of Operations when the required commitments have been met and it is probable that payment will be received. Other income from government contracts recognized in the Statement of Operations for the year ended December 31, 2019 amounted to $0.3 million.

DARPA Launch Challenge

The Defense Advanced Research Projects Agency (“DARPA”) is a research and development agency of the United States Department of Defense responsible for the development of emerging technologies for use by the military. In 2018, DARPA created the DARPA Launch Challenge (“DLC”) with a goal to demonstrate responsive and flexible space launch capabilities from the burgeoning industry of small launch providers.

The Company participated in the DLC and received a $0.4 million cash award, which is recorded in other income, net within the Company’s Statement of Operations for the year ended December 31, 2019.

Research and Development

The Company incurs various direct costs in relation to the research and development of launch vehicles along with costs to build the facility to test such vehicles. Research and development costs consist primarily of production supplies, testing materials, personnel costs (including salaries and benefits), depreciation expense, overhead allocation (consisting of various support and facility costs), stock-based compensation and consulting fees. Research and development costs are expensed as incurred. For the year ended December 31, 2019 the Company expensed research and development costs of $40.1 million.

Property, Plant and Equipment

Property, plant and equipment is measured at cost less any impairment losses and represents those assets with estimated useful lives exceeding one year. Repairs and maintenance are expensed as incurred. Costs for research and development equipment include amounts related to design, construction, launch and commissioning. Costs for production equipment include amounts related to construction and testing. Interest expense is capitalized on certain qualifying assets that take a substantial period of time to prepare for their intended use. Capitalized interest is not material for the year ended December 31, 2019. When the costs of certain components of an item of property, plant and equipment are significant in relation to the total cost of the item and the components have different useful lives, they are accounted for and depreciated separately.

ASTRA SPACE, INC.

NOTES TO FINANCIAL STATEMENTS

Depreciation expense is recognized in income on a straight-line basis over the estimated useful life of the related asset to its residual value.

The estimated useful lives are as follows:

Asset Class	Estimated useful life
Leasehold improvements	Lesser of lease term or useful life, approximately 10 years
Kodiak Spaceport	Approximately 5 years
Research and development equipment	5 years
Production equipment	10 years
Furniture and fixtures	5 years
Computer and software	3 years

The Company evaluates impairment of its property, plant and equipment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. For each asset or group of assets held for use with indicators of impairment, the Company compares the sum of the expected future cash flows generated by the asset or group of assets with its associated net carrying value. If the net carrying value of the asset or group of assets exceeds expected undiscounted cash flows, the excess of the net book value over estimated fair value is charged to impairment loss. The Company has not recorded any impairments to date on its property, plant and equipment as of December 31, 2019. See Note 4 – Property, Plant, and Equipment, Net.

Leases

The Company leases offices and other facilities under long-term, operating leases and accounts for its leases under ASC 840, Leases. Some leases include options to terminate or extend for one or more years. These options are included in the lease term when it is reasonably certain that the option will be exercised. At inception, the company determines if an arrangement contains a lease and whether that lease meets the classification criteria of a finance or operating lease. Certain lease agreements have rent escalation provisions over the lives of the leases. The Company recognizes rent expense on a straight-line basis over the term of the lease. Certain lease agreements include payments for certain variable costs not determinable upon lease commencement, including mileage, utilities, fuel and inflation adjustments. These variable lease payments are recognized in general and administrative expenses. The Company’s lease agreements do not contain any material residual value guarantees, restrictions or covenants.

Fair Value Measurements

The carrying amounts of prepaid expenses, accounts payable, accrued liabilities and other current liabilities approximate fair value because of their short-term maturities. The carrying amounts of the 2018 Term Loans and 2018 Equipment Advances (as defined in Note 5 – Long-Term Debt) approximate fair value as the interest rate varies with the Prime Rate.

According to ASC 820, Fair Value Measurements and Disclosures, fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the measurement date. The fair value hierarchy establishes three tiers, which prioritize the inputs used in measuring fair value as follows:

Level 1—Observable inputs, such as quoted prices in active markets for identical assets or liabilities;

Level 2—Inputs, other than quoted prices in active markets, that are observable either directly or indirectly; and

Level 3—Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

Entities are permitted to choose to measure certain financial instruments and other items at fair value. The Company has not elected the fair value measurement option for any of the assets or liabilities that meet the criteria for this election.

ASTRA SPACE, INC.

NOTES TO FINANCIAL STATEMENTS

Derivative Instruments

The Company recognizes all derivative instruments as either assets or liabilities in the balance sheet at their respective fair values. The Company evaluates its debt and equity issuances to determine if those contracts or embedded components of those contracts qualify as derivatives requiring separate recognition in the Company’s financial statements. The result of this accounting treatment is that the fair value of the embedded derivative is revalued as of each reporting date and recorded as a liability, and the change in fair value during the reporting period is recorded in other income (expense) in the Statement of Operations.

The classification of derivative instruments, including whether such instruments should be recorded as liabilities or as equity, is reassessed at the end of each reporting period. Derivative instrument liabilities are classified in the balance sheet as current or non-current based on whether or not net-cash settlement of the derivative instrument is expected within twelve months of the balance sheet date. When a derivative instrument is sold, terminated, exercised or expires, the gain or loss is recorded in the Statement of Operations.

The Company recorded a $4.7 million derivative liability related to the share settlement obligation of the June 2019 and October 2019 Convertible Notes, which is recorded in long-term debt in the Balance Sheet as of December 31, 2019. See Note 5 – Long Term Debt.

Warrants

The Company accounts for warrants associated with its term loans and equipment advances as equity instruments since the warrants are indexed to the Company’s common shares and meet the criteria for classification in stockholders’ equity. The Company concluded that the fair value of the warrants issued at inception is de minimis, therefore, the Company did not record these warrants within the financial statements. The Company has an obligation to issue in aggregate of 722,586 shares of Class A common stock to its lender under the warrant agreement. See Note 5 – Long Term Debt.

Interest Income and Interest Expense

Interest income consists of income earned on cash equivalents amounting to $0.5 million for the year ended December 31, 2019.

Interest expense consists of contractual interest expense on the Company’s term loans, equipment advances and convertible notes, as well as accretion of the debt discount associated with the Company’s convertible notes. Contractual interest is accrued on a monthly basis in accordance with the contractual terms of the related agreements. Interest expense due to the accretion of the debt discount is calculated on a monthly basis using the effective interest rate method. See Note 5 – Long Term Debt.

Stock-Based Compensation

The Company recognizes compensation expense for all stock-based payment awards made to employees and directors based on the estimated grant date fair value of the awards in accordance with ASC 718, Compensation—Stock Compensation. The Company estimates grant date fair value of options using an option-pricing valuation model and accounts for forfeitures as they occur. The fair value of restricted stock awards are based on the fair value of the underlying shares on the date of grant. Stock-based awards issued to non-employees are recorded at their fair value on the measurement date and are subject to periodic adjustments as the Company remeasures the fair value of the non-employee awards at each reporting period prior to vesting and finally at the vesting date of the award. The fair value of awards issued to non-employees is expensed over the service period. The fair value of all stock-based compensation is recognized as an expense on a straight-line basis over the full vesting period of the awards for time-based restricted stock awards. See Note 9 – Stock Based Compensation.

Convertible Preferred Stock

Series A and B Convertible Preferred Stock are classified in mezzanine equity as they contain terms that could force the Company to redeem them for common stock at the option of the holder or the occurrence of other events not solely within the Company’s control. When it is probable that a convertible preferred share will become redeemable, adjustments are recorded to adjust the carrying value. No adjustments have been recorded as of December 31, 2019.

ASTRA SPACE, INC.

NOTES TO FINANCIAL STATEMENTS

Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities are recognized when events or circumstances have occurred, and amounts are probable and estimable. The Company’s accrued expenses and other current liabilities balances relates primarily to payments on corporate credit cards used for routine operational and travel related expenses, as well as for accrued payroll and other employee related liabilities. The amount recorded in accrued expenses and other liabilities for these items was $0.6 million as of December 31, 2019. The remaining balance relates to accruals recurring in nature to the Company’s operations.

Deposits

Deposits are recognized upon payment, when it is determined that the amounts will be recoverable in the future. The Company’s deposits primarily relate to security deposits on its operating leases with the City of Alameda, California. As the Company’s deposits relate to long-term operating leases, all deposits are classified as long-term in the Balance Sheet as of December 31, 2019.

Income Taxes

The Company follows the asset and liability method of accounting for income taxes under ASC 740, Income Taxes. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that included the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

ASC 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position. The Company is subject to income tax examinations by major taxing authorities since inception. See Note 6 – Income Taxes.

Earnings (Loss) per Share

Net loss per share is calculated using the two-class method required for participating securities and multiple classes of common stock. The Company considers convertible preferred stock to be participating securities as the holders have the right to participate in dividends with the common stockholders on a pro-rata, as converted basis. Prior to any dividends or earnings distribution to common stock, the holders of the Convertible Preferred Stock have a right to preferential dividends. Thus, losses are allocated to common stock and convertible preferred stock on a pro-rata, as converted basis following distribution of the preferential dividends to convertible preferred stockholders. Since application of the if-converted method results in anti-dilution, the two-class method is not applied to convertible preferred stock in the diluted earnings (loss) per share calculation. The dilutive effect of warrants and stock options is computed using the treasury stock method. Diluted earnings (loss) per share excludes all dilutive potential shares if their effect is anti-dilutive.

Founders Convertible Preferred Stock, Series A Convertible Preferred Stock, Series B Convertible Preferred Stock, and unvested Restricted Stock Awards (“RSAs”) are participating securities in periods of income, as the Founders Convertible Preferred Stock, Series A Convertible Preferred Stock, Series B Convertible Preferred Stock, and unvested RSAs participate in undistributed earnings on an as-if-converted or as-vested basis. However, the Founders Convertible Preferred Stock, Series A and Series B Convertible Preferred Stock, and unvested RSAs do not share in losses. The Company computes earnings per share of common stock using the two-class method required for participating securities, however, the two-class method is not applied in periods of net loss. Basic and diluted earnings per share was the same for each period presented as the inclusion of all potential common stock outstanding would have been anti-dilutive. See Note 10 – Loss per Share.

ASTRA SPACE, INC.

NOTES TO FINANCIAL STATEMENTS

Commitments and Contingencies

The Company accrues for claims and litigation when they are both probable and the amount can be reasonably estimated. Where timing and amounts cannot be reasonably determined, a range is estimated, and the lower end of the range is recorded. Legal costs incurred in the connection with loss contingencies are expensed as incurred. See Note 7 – Commitments and Contingencies.

Note 3 - Recently Issued Accounting Pronouncements

As an EGC, the JOBS Act allows the Company to delay adoption of new or revised accounting pronouncements applicable to public companies until such pronouncements are applicable to private companies. The Company elected to use this extended transition period under the JOBS Act until such time the Company is no longer considered to be an EGC. The adoption dates discussed below reflect this election.

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606), which was codified with its subsequent amendments as ASC 606. This guidance applies to any entity that either enters into contracts with customers to transfer goods or services or enters into contracts for the transfer of nonfinancial assets unless those contracts are within the scope of other standards. The core principle of this guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. This guidance supersedes existing revenue recognition guidance, including most industry-specific guidance, as well as certain related guidance on accounting for contract costs. In June 2020, the FASB issued ASU No. 2020-05, Revenue from Contracts with Customers (Topic 606) and Leases (Topic 842): Effective Dates for Certain Entities, which defers the effective date of Topic 606 to annual reporting periods beginning after December 15, 2019 and the effective date of Topic 842 to fiscal years beginning after December 15, 2021. Due to the Company’s EGC election, the Company has not adopted ASC 606 as of December 31, 2019. The Company expects to adopt this guidance as of January 1, 2020 and expects the impact of the adoption to be immaterial.

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842). The amended guidance is intended to increase transparency and comparability among organizations by recognizing lease assets and liabilities in the balance sheet and disclosing key information about leasing arrangements. The guidance requires lessees and lessors to recognize and measure leases at the beginning of the earliest period presented using a modified retrospective approach. This guidance is effective for the Company for fiscal years beginning after December 15, 2021, and interim periods within fiscal year beginning after December 15, 2022, with earlier adoption permitted. The Company is currently evaluating the impact of the adoption.

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments - Credit Losses (Topic 326). The new guidance replaces the incurred loss impairment methodology in current guidance with a current expected credit loss model (“CECL”) that incorporates a broader range of reasonable and supportable information including the forward-looking information. This guidance is effective for the Company for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years, with early adoption permitted. Application of the amendments is through a cumulative-effect adjustment to retained earnings as of the effective date. The Company is currently evaluating the impact of adopting this guidance.

ASTRA SPACE, INC.

NOTES TO FINANCIAL STATEMENTS

In December 2019, the FASB issued ASU No. 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes. The new guidance removes certain exceptions for recognizing deferred taxes for investments, performing intraperiod allocation and calculating income taxes in interim periods. It also adds guidance to reduce complexity in certain areas, including recognizing deferred taxes for tax goodwill and allocating taxes to members of a consolidated group. This guidance is effective for the Company for fiscal year beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022, with early adoption permitted with simultaneous adoption of all provisions of the new standard. The Company is currently evaluating the impact of adopting this guidance.

In March 2020, the FASB issued ASU No. 2020-04, Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting. This temporary guidance provides optional expedients and exceptions for applying US GAAP to contracts, hedging relationships and other transactions that reference London Interbank Offered Rate (“LIBOR”) or another reference rate expected to be discontinued. ASU 2020-04 is effective from March 12, 2020 and may be applied prospectively through December 31, 2022. The Company is currently evaluating the impact of adopting this guidance.

Recently Adopted Accounting Guidance

In March 2016, the FASB issued ASU No. 2016-09, Compensation—Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting. This update simplifies the accounting for stock compensation, which requires all income tax effects of awards to be recognized in the Statement of Operations when the awards vest. It allows an employer to account for forfeitures as they occur, rather than estimating forfeitures as of an award’s grant date. Additionally, an entity may estimate the expected term of an award as the midpoint between the requisite service period and the award’s contractual term. This standard is effective for the Company for fiscal years beginning after December 15, 2017. The Company adopted this guidance on January 1, 2019, and it did not have a material impact on the Company’s financial statements.

In August 2016, the FASB issued ASU No. 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments. This guidance addresses eight specific cash flow issues with the objective of reducing existing diversity in practice. The guidance is effective for the Company for fiscal years beginning after December 15, 2018. The Company adopted this guidance on January 1, 2019, and it did not have a material impact on the Company’s financial statements.

In July 2017, the FASB issued ASU 2017-11, Earnings Per Share (Topic 260); Distinguishing Liabilities from Equity (Topic 480); Derivatives and Hedging (Topic 815): (Part I) Accounting for Certain Financial Instruments with Down Round Features, (Part II) Replacement of the Indefinite Deferral for Mandatorily Redeemable Financial Instruments of Certain Nonpublic Entities and Certain Mandatorily Redeemable Noncontrolling Interests with a Scope Exception. Among others, Part I of ASU 2017-11 simplifies the accounting for certain financial instruments with down round features, a provision in an equity-linked financial instrument (or embedded feature) that provides a downward adjustment of the current exercise price based on the price of future equity offerings. Current accounting guidance creates cost and complexity for organizations that issue financial instruments with down round features by requiring, on an ongoing basis, fair value measurement of the entire instrument or conversion option. ASU 2017-11 require companies to disregard the down round feature when assessing whether the instrument is indexed to its own stock, for purposes of determining liability or equity classification. Companies that provide earnings per share (“EPS’) data will adjust their basic EPS calculation for the effect of the feature when triggered (i.e., when the exercise price of the related equity-linked financial instrument is adjusted downward because of the down round feature) and will also recognize the effect of the trigger within equity. The provisions of the new ASU related to down rounds are effective for public business entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018. The Company adopted the guidance on January 1, 2019, and the adoption did not have a material impact on the financial statements.

In June 2018, the FASB issued ASU 2018-07, Compensation—Stock Compensation (Topic 718): Improvements to Non-Employee Share-Based Payment Accounting, which expands the scope of Topic 718 to include share-based payments issued to non-employees for goods or services. The new standard supersedes Subtopic 505-50. The adoption did not have a material impact on the financial statements.

Note 4 - Property, Plant and Equipment, Net

Presented in the table below are the major classes of property, plant and equipment:

in thousands	As of December 31, 2019
Computer and software	$1,437
Leasehold improvements	13,536
Research and development equipment	4,773
Production equipment	7,270
Furniture and fixtures	462
Kodiak Spaceport	2,079
Total property, plant and equipment	29,557
Less: accumulated depreciation	(3,556)
Total property, plant and equipment, net	$26,001

ASTRA SPACE, INC.

NOTES TO FINANCIAL STATEMENTS

Depreciation expense is recorded within operating costs in the Statement of Operations and amounted to $2.3 million for the year ended December 31, 2019. No impairment charges were recorded for the year ended December 31, 2019.

Kodiak Spaceport

On June 19, 2019, the Company entered into an agreement with Alaska Aerospace Corporation (“AAC”) to develop a commercial launch paid site (“Launch Pad”) in Kodiak, Alaska. The Launch Pad development includes construction of the Launch Pad and obtaining Federal Aviation Agency spaceport license approval for launch operations beginning in August 2019. The Launch Pad’s costs were jointly funded by AAC and the Company, with the Company bearing $1.3 million of the project’s $2.1 million costs. Throughout the term of the agreement, the State of Alaska shall retain ownership of the developed Launch Pad site.

The Company’s involvement in the construction of the Launch Pad, inclusive of the land, resulted in the Company being recognized as the owner of the Launch Pad during the lease term. The arrangement is accounted for as a build-to-suit lease under ASC 840 – Leases. The total construction costs of $2.1 million were capitalized within property, plant and equipment on the Balance Sheet, and are depreciated on a straight-line basis over the life of the lease term. AAC’s contributions of $0.8 million were recorded as a financing obligation which is included in other non-current liabilities on the Company’s Balance Sheet to be released at the end of the lease term. The Company recorded depreciation expense of $0.1 million relating to the capitalized Launch Pad construction costs within the Statement of Operations for the year ended December 31, 2019.

Note 5 - Long-Term Debt

The Company’s debt obligations consist of the following:

	December 31, 2019
in thousands	Principal	Unamortized Discount
Term loan	$3,000	$-
Equipment advances	5,036	-
Convertible notes	28,835	3,498
Total debt	36,871
Less: debt discount	(3,498)
Less: current portion	(1,600)
Total long-term debt book value, net	$31,773

Debt issuance costs were not material for any debt obligations individually, or in the aggregate, for the issuances of the above debt obligations as of December 31, 2019. Therefore, debt issuance costs were expensed upon the issuance of respective debt obligations. The Company is in compliance with all financial covenants required by the loans as of December 31, 2019. Interest expense recorded due to the accretion of debt discount amounted to $0.7 million for the year ended December 31, 2019.

Current portion of long-term debt includes those principal balances expected to be repaid within twelve months of December 31, 2019.

ASTRA SPACE, INC.

NOTES TO FINANCIAL STATEMENTS

Term Loan and Equipment Advances

On December 25, 2018, the Company entered into a loan agreement (the “2018 Loan Agreement”) with Silicon Valley Bank (“SVB”). Pursuant to the 2018 Loan Agreement, the Company can borrow up to a total of $3.0 million term loans (“2018 Term Loans”) and $7.0 million equipment loans (“2018 Equipment Advances”) with access period ending on April 30, 2020 for 2018 Term Loans and June 30, 2019 for 2018 Equipment Advances. For the 2018 Term Loans, monthly payments of interest only were required to be made commencing on the first day of the month following the month in which the funding occurs with respect to such term loan, and continuing thereafter on the first day of each successive calendar month, through April 30, 2020. Commencing May 1, 2020 and continuing thereafter on the first day of each successive calendar month through its maturity date, monthly payments of equal principal and accrued interest are required to be remitted. For each equipment advance, commencing on the first day of the month following the month in which the funding date occurs with respect to such equipment advance, and continuing thereafter on the first day of each successive calendar month through its equipment maturity dates, monthly payments of equal principal and accrued interest are required to be remitted. The 2018 Term Loans bear an interest rate equal to the greater of (i) 5.25% or (ii) 1.5% above the Prime Rate. The 2018 Equipment Advances bear an interest rate equal to the greater of (i) 5.25% or (ii) 1.0% above the Prime Rate. The current interest rate for the 2018 Term Loans and the 2018 Equipment Advances is 6.25% and 5.75%, respectively. The Prime Rate is defined as the rate of interest per annum from time to time published in the money rates section of The Wall Street Journal or any successor publication. Interest is payable monthly and compounded monthly based on a 360-day year.

In connection with the execution of the 2018 Loan Agreement, the Company entered into a 2018 warrant agreement which granted certain warrants to SVB (the “Warrants”). The Warrants were issued in one initial tranche on December 25, 2018 and three subsequent tranches in 2019 each time the Company made an additional debt draw under the 2018 Loan Agreement. Pursuant to the warrant agreement, SVB has the option to purchase an aggregate of 722,586 shares of Class A common stock. The warrants have a weighted average exercise price of $0.16 per share and are exercisable for a period of 10 years. The Company accounted for all the Warrants issued as equity instruments since the Warrants are indexed to the Company’s common shares and meet the criteria for classification in stockholders’ equity. The Company concluded that the fair value of the Warrants issued at inception is de minimis, therefore, the Company did not record it in the financial statements.

The issuances under the Term Loan and Equipment Advances are as follows:

in thousands	Principal	Maturity Date
Term Loan	$3,000	April 1, 2023
Equipment Advances - January 31, 2019 Issuance	2,410	January 1, 2022
Equipment Advances - April 29, 2019 Issuance	2,428	April 1, 2022
Equipment Advances - June 27, 2019 Issuance	2,162	June 1, 2022
Total	$10,000

Convertible Notes

From June 2019 through July 2019, the Company issued $14.8 million of convertible promissory notes (the “June 2019 Convertible Notes”) to certain investors. The June 2019 Convertible Notes mature on June 10, 2021 and accrue interest at 2.37% or 2.13%, compounded annually on basis of 360-days year of twelve 30-day months. Principal and any accrued but unpaid interest are due and payable at maturity.

In October 2019, the Company issued $14.0 million of convertible promissory notes (the “October 2019 Convertible Notes”) to certain investors (the “Convertible Notes”, collectively with the “June 2019 Convertible Notes”). The October 2019 Convertible Notes mature on October 01, 2021 and accrue interest at 1.69%, compounded annually on basis of 360-days year of twelve 30-day months. Principal and any accrued but unpaid interest are due and payable at maturity.

Pursuant to the terms of the Convertible Notes, the Convertible Notes will convert, including outstanding principal and any accrued but unpaid interest, with no fractional shares and proper notice based on the below:

Maturity: Upon maturity, convert into the shares issued in the then most recent Preferred Stock financing at the lowest price per share of such shares in such financing at the option of the holders. Next Equity Financing: Upon the Company’s next equity financing yielding at least $20 million in a single transaction for the June 2019 Convertible Notes and $50 million in a single transaction for the October 2019 Convertible Notes (“Next Equity Financing”), the Convertible Notes shall automatically convert into those equity securities issued at a price lesser of 80% of the qualified financing price or a per share price reflecting a pre-money, fully-diluted valuation of $350 million for the June 2019 Convertible Notes and $450 million for the October 2019 Convertible Notes.

Change of Control: In the event of a change of control, immediately prior, the note shall convert into cash equal to 1.5 times the outstanding principal and any accrued but unpaid interest or at the option of the holder convert into common stock at a price per share equal to the lesser of 80% of the change of control price per common stock or a per share price reflecting a pre-money, fully-diluted valuation of $500 million for the June 2019 Convertible Notes and $450 million for the October 2019 Convertible Notes.

ASTRA SPACE, INC.

NOTES TO FINANCIAL STATEMENTS

Upon maturity, the holders of the Convertible Notes have option to extend the maturity date for another 2 years.

The Company determined that the contingent share-settled redemption upon the Next Equity Financing or Change of Control at 80% of the next round price and the contingent redemption upon Change of Control at 1.5 times of the outstanding principal and accrued interest were embedded derivatives (“Redemption Obligation”) that required bifurcation as derivative liabilities as well as upon issuance a reduction in the carrying value of the underlying note. The Company measures the bifurcated compound derivative at fair value based on significant inputs not observable in the market, which causes them to be classified as Level 3 measurements within the fair value hierarchy. Redemption Obligation derivatives are determined to be material at each issuance date. The bifurcated derivative was bifurcated from each note at the amount of the fixed premium, and the expected premium based on likelihood of the Next Equity Financing at different dates which result in differing levels of premium.

The following tables present changes in fair value of the embedded compound derivative for the year ended December 31, 2019:

in thousands	Embedded Derivative in Convertible Notes
Balance - beginning of year 2019	$-
Additions	4,234
Exercise or conversion	-
Measurement adjustments	464
Balance - end of year 2019	$4,698

The measurement adjustments are recognized in other income, net within the Company’s Statement of Operations for the year ended December 31, 2019.

The Company assessed whether an immediate beneficial conversion feature existed with regards to the non-contingent conversion option upon maturity to covert the notes into the shares issued in the most recent Preferred Stock financing (i.e., Series B Preferred Stock) at the issuance of the Notes. A beneficial conversion feature exists when convertible instruments are issued with an initial “effective conversion price” that is less than the fair value of the underlying stock. The Company determined that there was no beneficial conversion feature (“BCF”) associated with such conversion feature upon issuance as the initial effective conversion prices is higher than the fair value of the underlying stock. No BCF was recognized as of December 31, 2019.

The issuances under the Convertible Notes are as follows:

	Maturity Date of June 10, 2021
in thousands	2019	Interest Rate
June 10, 2019	$12,950	2.37%
June 12, 2019	500	2.37%
June 13, 2019	400	2.37%
July 19, 2019	235	2.13%
July 25, 2019	750	2.13%
Total	$14,835

	Maturity Date of October 01, 2021
in thousands	2019	Interest Rate
October 01, 2019	$14,000	1.69%

The scheduled principal maturities of the Company’s debt obligations as of December 31, 2019 are as follows:

in thousands	2020	2021	2022	2023	Thereafter	Total
Term loan	$200	$1,200	$1,200	$400	$-	$3,000
Equipment advances	1,400	2,800	836	-	-	5,036
2019 Convertible notes	-	28,835	-	-	-	28,835
	$1,600	$32,835	$2,036	$400	$-	$36,871

ASTRA SPACE, INC.

NOTES TO FINANCIAL STATEMENTS

Note 6 - Income Taxes

Components of Income Before Taxes

For financial reporting purposes, loss before income taxes includes the following components:

As of December 31,
in thousands	2019
Domestic	$(53,179)
Foreign	-
Loss before income taxes	$(53,179)

Components of Tax Expense

There is no provision for income taxes for the year ended December 31, 2019.

Effective Tax Rate

Reconciliation between the effective tax rate on income from continuing operations and the statutory tax rate of 21% is as follows:

December 31,
2019
U.S. federal provision at statutory rate	21.0%
State income taxes, net of federal benefit	-
Tax credits	2.2
Stock-based compensation	(0.1)
Change in valuation allowance	(22.3)
Other	(0.8)
Effective tax rate	0.0%

Deferred Taxes

The Company’s deferred income tax assets and liabilities as of December 31, 2019 are as follows:

As of December 31,
in thousands	2019
Deferred tax assets:
Net operating loss carry forward	$26,472
Tax credits	3,231
Stock-based compensation	40
Accruals and reserves	187
Total deferred tax assets	29,930
Deferred tax liabilities:
Fixed Assets and Intangibles	(548)
Total deferred tax liabilities	(548)
Net deferred tax assets before valuation allowance	29,382
Valuation allowance	(29,382)
Net deferred tax assets (liabilities)	$-

ASTRA SPACE, INC.

NOTES TO FINANCIAL STATEMENTS

The Company assesses the realizability of deferred tax assets based on the available evidence, including a history of taxable income and estimates of future taxable income. In assessing the realizability of deferred tax assets, the Company considers whether it is more likely than not that all or some portion of deferred tax assets will not be realized. Due to the losses the Company generated in the current and prior years; the Company believes it is not more likely than not that all of the deferred tax assets can be realized. Accordingly, the Company established and recorded a full valuation allowance on its net deferred tax assets of $29.4 million as of December 31, 2019, which represents a $15.7 million increase year over year.

As of December 31, 2019, the Company had $94.4 million of U.S. federal and $95.2 million of state net operating loss carryforwards available to reduce future taxable income, of which $78.3 million will be carried forward indefinitely for U.S. federal tax purposes and $16.1 million will expire beginning in 2036. State net operating loss carryforwards, if not utilized, will begin to expire beginning in 2036.

The Company also has federal and California research and development tax credit carryforwards of $2.0 million and $1.5 million, respectively. The federal research credit carryforwards will expire in 2036 and California research credits can be carried forward indefinitely.

The federal and state net operating loss carryforwards may be subject to significant limitations under Section 382 and Section 383 of the Internal Revenue Code of 1986, as amended, and similar provisions under state law. The Tax Reform Act of 1986 contains provisions that limit the federal net operating loss carryforwards that may be used in any given year in the event of special occurrences, including significant ownership changes. The Company has not performed a separate analysis as of December 31, 2019. Any limitation may result in expiration of all or a portion of the net operating loss carryforwards and tax credit carryforwards before utilization.

Unrecognized Tax Benefits

The Company accrues for uncertain tax positions identified, which are not deemed more likely than not to be sustained if challenged, and recognizes interest and penalties accrued on any unrecognized tax benefits as a component of income tax expense. The Company recorded no amounts of accrued interest and accrued penalties related to unrecognized tax benefits as of December 31, 2019.

The following is a tabular reconciliation of the total amounts of unrecognized tax benefits:

Year Ended December 31,
in thousands	2019
Unrecognized tax benefits as of the beginning of the year	$1,569
Increases related to prior year tax provisions	-
Decrease related to prior year tax provisions	-
Increase related to current year tax provisions	1,974
Statute lapse	-
Unrecognized tax benefits as of the end of the year	$3,543

As of December 31, 2019, $3.5 million of the unrecognized tax benefits were accounted for as a reduction in the Company’s deferred tax assets. Due to the Company’s valuation allowance, no amount of unrecognized tax benefits would affect the Company’s effective tax rate, if recognized.

ASTRA SPACE, INC.

NOTES TO FINANCIAL STATEMENTS

The Company has elected to include interest and penalties as a component of income tax expense. Related to the unrecognized tax benefits noted above, the Company accrued no penalties or interest during 2019.

As of December 31, 2019, the Company does not believe there will be a significant increase or decrease of unrecognized tax benefits within the next twelve months. The Company’s major tax jurisdictions are the United States and California. Due to the net operating loss carryforwards generated annually since inception, all tax years are open for examination. There have been no examinations of our income tax returns by any tax authority.

Note 7 - Commitments and Contingencies

Operating Leases

Future minimum operating lease payments as of December 31, 2019 are as follows (in thousands):

Year Ending December 31,	Minimum Lease Commitment
2020	$147
2021	1,298
2022	793
2023	804
2024	818
Thereafter	2,746
Total	$6,606

For the year ended December 31, 2019, rent expense amounted to $0.8 million, of which $0.7 million and $0.1 million are included within research and development expenses and general and administrative expenses, respectively, in the Statement of Operations.

Legal Proceedings

The Company is party to ordinary and routine litigation incidental to our business. On a case-by-case basis, the Company engages inside and outside counsel to assess the probability of potential liability resulting from such litigation. After making such assessments, the Company makes an accrual for the estimated loss only when the loss is reasonably probable, and an amount can be reasonably estimated. The company does not expect the outcome of any pending litigation to have a material effect on the Balance Sheet, Statement of Operations, or Statement of Cash Flows.

Note 8 - Stockholders’ Equity

Common Stock

The Company’s amended and restated certificate of incorporation authorizes the issuance of Class A common stock and Class B common stock (collectively, the “Common Stock”). The holder of each share of Class A common stock is entitled to one vote per share, while the holder of each share of Class B common Stock is entitled to 10 votes per share. As of December 31, 2019, the Company was authorized to issue 265,000,000 shares of Class A common stock and 92,500,000 shares of Class B common stock, each with a par value of $0.000001 per share. There were 9,194,900 shares of Class A common stock issued and outstanding as of December 31, 2019. The number of shares of Class B common stock issued and outstanding was 71,100,000 as of December 31, 2019.

Holders of the Company’s Class A common stock and Class B common stock are entitled to dividends when, as and if, declared by the Company’s Board of Directors, subject to the rights of the holders of all classes of stock outstanding having priority rights to dividends. Any dividends paid to the holders of the Class A common stock and Class B common stock will be paid on a pro rata basis. As of December 31, 2019, the Company had not declared any dividends. The rights of the holders of Class A and Class B common stock are identical, except with respect to voting and conversion. Shares of Class B common stock are convertible into an equivalent number of shares of Class A common stock and generally convert into shares of Class A common stock upon cessation of employment or transfer, except for certain transfers described in the Company’s amended and restated certificate of incorporation. Class A common stock and Class B common stock are referred to, collectively, as Common Stock throughout the notes to these financial statements, unless otherwise indicated.

ASTRA SPACE, INC.

NOTES TO FINANCIAL STATEMENTS

Founders Convertible Preferred Stock

18,500,000 shares of Founders Convertible Preferred Stock were issued in 2016. Upon vesting, the compensation expense associated with the Founders Convertible Preferred Stock is recorded as stock-based compensation based on the fair value of the Founders Convertible Preferred Stock on the grant date. The Founders Convertible Preferred Stock was fully vested as of December 31, 2018. The Founders Convertible Preferred Stock can be converted into Class A common stock or Class B common stock on a one-to-one basis at any time. The Founders Convertible Preferred Stock also includes the right to sell to an investor in connection with an equity financing, at which point the Founders Convertible Preferred Stock would be subject to an automatic conversion into issued series preferred stock sold by the Corporation in such equity financing. The Founders Convertible Preferred Stock is presented as a component of the Company’s permanent equity.

Convertible Preferred Stock

From the Company’s inception through December 2019, the Company raised approximately $70.2 million of cash capital contributions, net of issuance costs, through the issuance of two rounds of convertible preferred equity. Included in Series B convertible preferred stock is $37.8 million related to the settlement of previously issued convertible notes. These convertible notes were issued in 2017 and contractually settled upon closing of the Series B financing in 2018. The two classes of convertible preferred stock are: Series A convertible preferred stock and Series B convertible preferred stock (collectively, the “Convertible Preferred Stock”).

As of December 31, 2019, the Company’s Convertible Preferred Stock consisted of:

Series	Shares Outstanding	Liquidation Price Per Share	Conversion Price Per Share	Annual Noncumulative Dividend Rights Per Share
A	65,780,540	$0.243233	$0.243233	$0.019459
B	70,713,123	1.333008	1.333008	0.106640
Total	136,493,663

Voting Rights and Dividends

Each holder of the Convertible Preferred Stock is entitled to a number of votes equal to the number of whole shares of Class A common Stock into which such holder’s shares are convertible as defined in the amended and restated certificate of incorporation. The holders of outstanding Convertible Preferred Stock are entitled to receive defined dividends per share, when, if, and as declared by the board of directors. These rights are not cumulative, and no right accrues by reason of the fact that dividends on said shares are not declared in any period, nor any undeclared or unpaid dividend bears or accrues interest. After payment of such dividends, an additional dividends or distributions are distributed to all holders of Common Stock, Founders Convertible Preferred Stock and Convertible Preferred Stock in proportion to the number of shares of common stock what would be held on an “as converted” basis. Through December 31, 2019, no dividends have been declared or paid.

Liquidation

In the event of a liquidation event (as defined), the holders of the Convertible Preferred Stock shall be entitled to receive, prior and in preference to any distribution of any of the assets of the Company to the holders of Founders Convertible Preferred Stock and Common Stock, by reason of their ownership, an amount per share equal to the liquidation price per share for each outstanding share of the Convertible Preferred Stock, plus any declared but unpaid dividends thereon to the date fixed for such distribution. If the assets of the Company legally available for distribution are insufficient to permit the payment of the full preferential amounts to the holders of the Convertible Preferred Stock, then the entire assets available for distribution to stockholders are distributed ratably among the holders of the Convertible Preferred Stock in proportion to the preferential amount each such holder is otherwise entitled to receive.

Upon the completion of the distribution to the holders of Series A and Series B Convertible Preferred Stock, the holders of outstanding shares of Founders Convertible Preferred Stock and Common Stock are entitled to receive all of the remaining assets of the Company pro rate based on the number of shares of Common Stock held by each assuming conversion of all such Founders Convertible Preferred Stock into Common Stock.

ASTRA SPACE, INC.

NOTES TO FINANCIAL STATEMENTS

Each of the Convertible Preferred Stock shares are conditionally puttable by the holders upon Deemed Liquidation events, which includes a change of control or a sale of substantially all the Company’s assets. The Company determined that triggering events that could result in a Deemed Liquidation are not solely within the control of the Company. Therefore, the Convertible Preferred Stock is classified outside of permanent equity (i.e., temporary equity). The Convertible Preferred Stock is not being accreted to its redemption value as it is not probable that the Convertible Preferred Stock will become redeemable as of December 31, 2019. The Company continues to monitor circumstances that may cause the Convertible Preferred Stock to become currently redeemable or probable of becoming redeemable. The Convertible Preferred stock is subject to standard protective provisions, none of which provide creditor rights.

Conversion

The holders of the Convertible Preferred Stock shall have conversion rights as follows:

Right to Convert: Each of the Company’s Series A and Series B Convertible Preferred Stock shall be convertible at the option of the holder thereof into a number of fully paid and nonassessable shares of Class A common Stock as is determined by dividing the liquidation preference by the conversion price for each series, respectively.

Automatic Conversion: Each share of the Convertible Preferred Stock shall automatically be converted into fully paid and nonassessable shares of Class A common Stock, at the then-effective conversion rates upon the earlier of (i) the vote or written consent of holders of at least a majority of the voting power represented by the then-outstanding shares of Convertible Preferred Stock, voting as a separate class on an as-converted basis or (ii) the closing of a firm commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, covering the offer and sale of common stock at an offering price of not less than $4.00 per share and with aggregate gross proceeds to the Company (prior to deduction of underwriters’ commissions and expenses) of not less than $30,000,000.

Beneficial Conversion Features (“BCFs”)

The Company assessed whether BCFs exist for the optional conversion rights that do not require bifurcation as derivatives. If the conversion option is in-the-money as of the commitment date, the Convertible Preferred Stock contains a BCF. The BCF is recognized as a deemed dividend against the carrying amount of the Convertible Preferred Stock. Additionally, the Company continues to monitor for the issuance of additional shares below the conversion price, which could result in a contingent BCF. No BCF was recognized as of December 31, 2019.

Furthermore, the Convertible Preferred Stock contains a down-round protection provisions that reduces the conversion price if the Company issues shares at less than the conversion price or for no consideration. As such, if this provision is triggered, it could result in the conversion option becoming more beneficial if such adjustment causes the applicable conversion price to decline below the commitment date fair value of the Common Stock. If this occurs, a contingent BCF will be recognized at the date of such adjustment.

Note 9 - Stock-based Compensation

2016 Equity Incentive Plan

In 2016, the Company adopted the 2016 Equity Incentive Plan (the “Plan”). Under this Plan, the Board of Directors or a committee appointed by the Board of Directors is authorized to provide stock-based compensation in the form of stock options, stock appreciation rights, restricted stock, and other performance or value-based awards within parameters set forth in the Plan to employees, directors, and non-employee consultants.

Through December 31, 2019, the Board of Directors had approved an aggregate of 24,024,716 shares available for awards under the Plan, of which 10,899,637 shares are still available for award. If any shares previously granted are forfeited, canceled, exchanged, or surrendered or if an award otherwise terminates or expires without a distribution of shares, the shares of stock with respect to such award are again available for award under the Plan, provided that in the case of restricted stock or other award to which dividends have been paid or accrued, the number of shares with respect to such awards are not available, unless such dividends are forfeited, canceled, exchanged, or surrendered.

The following table summarizes stock-based compensation expense that the Company recorded in the Statement of Operations for the year ended December 31, 2019:

Year Ended December 31,
in thousands	2019
Research and development	$190
General and administrative	624
Stock-based compensation expense	$814

ASTRA SPACE, INC.

NOTES TO FINANCIAL STATEMENTS

Stock Options

All options under the 2016 Equity Incentive Plan have time-based vesting periods vesting over a period of three to four years and a maximum term of ten years from the grant date.

The following is a summary of stock option activity for time-based options for the year ended December 31, 2019:

	No. of Options	Weighted- Average Exercise Price	Weighted- Average Remaining Term (in Years)	Aggregate Intrinsic Value
Outstanding—December 31, 2018	8,728,814	$0.18	9.3
Granted	5,859,500	0.31	8.4
Exercised	(518,436)	0.06	4.5
Forfeited	(1,811,569)	0.23	-
Expired	(134,790)	0.06	-
Outstanding—December 31, 2019	12,123,519	$0.24	8.6	$792,366

Unvested—December 31, 2019	8,730,620	$0.27	9.1	$328,486
Exercisable—December 31, 2019	3,392,899	$0.17	7.2	$463,879

Cash received from the exercise of options amounted to $.01 million for the year ended December 31, 2019. Any tax benefit as a result of exercise of options was not material for the year ended December 31, 2019.

The Company estimates grant date fair value of options using an option pricing valuation model and accounts for forfeitures as they occur. The following table presents the weighted-average assumptions used to estimate the fair value of the stock options granted in the financial statement:

Year Ended December 31,
2019
Expected term (in years)	5.84
Expected volatility	34.00%
Risk-free interest rate range	1.58% - 2.54%
Dividend yield	-
Grant-date fair value	$0.11

(1)	The expected term is the length of time the grant is expected to be outstanding before it is exercised or terminated. This number is calculated as the midpoint between the vesting term and the original contractual term (contractual period to exercise). If the option contains graded vesting, then the vesting term would be based on the vesting pattern.

(2)	Expected volatility, or the standard deviation of annualized returns, was calculated based on comparable companies’ reported volatilities.

(3)	Risk-free interest was obtained from US treasury notes for the expected terms noted as of the valuation date.

(4)	The Company has assumed a dividend yield of zero as it has no plans to declare dividends in the foreseeable future.

Given the absence of a public trading market, the Board considered numerous objective and subjective facts to determine the fair value of the Company’s Common Stock at each meeting at which awards were approved. These factors included, but were not limited to (i) contemporaneous third-party valuations of Common Stock; (ii) the rights and preferences of Founders Convertible Preferred and Convertible Preferred relative to Common Stock; (iii) the lack of marketability of Common Stock; (iv) developments in the business; and (v) the likelihood of achieving a liquidity event, such as an IPO or sale of the Company, given prevailing market conditions.

ASTRA SPACE, INC.

NOTES TO FINANCIAL STATEMENTS

As of December 31, 2019, there was approximately $0.8 million of total unrecognized compensation expense related to stock options to employees. As of December 31, 2019, this cost is expected to be recognized over a remaining average period of 5.84 years. The total intrinsic value of stock options exercised under the provisions of the Plan during the years ended December 31, 2019 was $0.1 million.

Equity awards issued to non-employees are recorded at their fair value on the measurement date and are subject to periodic adjustments as the Company remeasures the fair value of the non-employee awards at each reporting period prior to vesting and finally at the vesting date of the award. The fair value of these equity instruments are expensed over the service period. Compensation expense related to non-employees is not material as of December 31, 2019.

Restricted Stock Awards (“RSAs”)

In 2016, the Company issued Class A and Class B restricted stock awards (“RSAs”) to certain founding members of the Company. Each award reflects one Class A common stock or Class B common stock that issued to the award recipient. These awards are generally earned upon the completion of four-year periods ending July 1, 2018, August 24, 2019, January 25, 2020 and April 25, 2020, respectively. The fair value of the RSAs are based on the fair value of the underlying Common Stock on the date of grant, which are determined using an option pricing valuation model. The following assumptions are utilized: 1) current value of the underlying asset, which is determined to be the total equity value of the Company, 2) expected volatility, which is estimated based on guideline companies indications adjusted for the Company’s capital structure, 3) risk-free interest rate based on the rate of the treasury securities with the same term as the expected time to liquidity, and 4) expected time to liquidity of 1.5 years, which reflects a weighted-average holding period.

Activity related to RSAs for 2019 is as follows:

	Shares	Weighted Average Grant Date Fair Value
Nonvested, beginning of period	21,485,419	$0.03
Granted	-
Forfeited or canceled	-	0.03
Vested	18,491,667	0.03
Nonvested, end of period	2,993,752	$0.03

As of December 31, 2019, there was approximately $0.1 million of total unrecognized compensation expense related to RSAs.

Note 10 - Loss per Share

Founders Convertible Preferred Stock, Series A and B Convertible Preferred Stock, and unvested Restricted Stock Awards (“RSA’s”) are participating securities in periods of income, as the Founders Convertible Preferred Stock, Series A and B Convertible Preferred Stock, and unvested RSAs participate in undistributed earnings on an as-if-converted or as-vested basis. However, the Founders Convertible Preferred Stock, Series A and B Convertible Preferred Stock, and unvested RSAs do not share in losses.

The Company computes earnings per share of Common Stock using the two-class method required for participating securities and does not apply the two-class method in periods of net loss. Basic and diluted earnings per share was the same for the year presented as the inclusion of all potential Common Stock outstanding would have been anti-dilutive. The following table sets forth the computation of basic and diluted loss:

	Year Ended December 31,
	2019
(in thousands, except share and per share amounts)	Class A Common	Class B Common
Net loss attributable to common stockholders	$(5,989)	$(47,190)
Basic weighted average common shares outstanding	8,082,020	63,684,201
Dilutive weighted average common shares outstanding	8,082,020	63,684,201
Loss per share attributable to common stockholders:
Basic and Diluted	$(0.74)	$(0.74)

ASTRA SPACE, INC.

NOTES TO FINANCIAL STATEMENTS

There were no preferred dividends declared or accumulated for the period. As of December 31, 2019, the following securities were not included in the computation of diluted shares outstanding because the effect would be anti-dilutive:

	Year Ended December 31,
	2019
	Class A Common	Class B Common
Stock options	8,753,954	-
Convertible Preferred Stock	154,993,663	-
Warrants	722,586
RSAs	93,752	2,900,000
Total	164,563,955	2,900,000

For the Convertible Notes, before settlement, for purposes of diluted earnings (loss) per share, the Company applies the if-converted method. However, because the adjustment to the numerator for interest expense was antidilutive, the Convertible Notes were not included in diluted earnings (loss) per share. Refer to Note 5 for the key terms of the Convertible Notes.

Note 11 - Related Party Transactions

In June 2019, the Company issued promissory convertible notes to A/NPC Holdings LLC and Sherpa Venture Fund II LP for gross proceeds of $10.0 million and $0.6 million, respectively. The Company’s board members, Nomi Bergman and Scott Stanford are principals of A/NPC Holdings LLC and Sherpa Ventures Fund II LP, respectively. In all instances the terms of these transactions were the same as third-party investors.

Note 12 - Subsequent Events

The Company evaluated subsequent events from the Balance Sheet date through February 16, 2021, the date the financial statements were available to be issued. All subsequent events listed below are non-recognized subsequent events. The Company determined the below represent material subsequent events:

COVID-19 Pandemic

On March 11, 2020 the World Health Organization declared the novel strain of coronavirus (“COVID-19”) a global pandemic and recommended containment and mitigation measures worldwide. Many of the Company’s customers worldwide were impacted by COVID-19 and temporarily closed their facilities which impacted the speed of research and development. Further, the Company’s fund raising was negatively impacted in the first half of 2020 as a result of a number of factors surrounding the COVID-19 pandemic. As the global outbreak of COVID-19 continues to rapidly evolve, future impacts on the Company’s business depend on future developments, which remain highly uncertain and cannot be predicted with confidence. This includes factors such as the ultimate geographic spread of the disease, the duration of the outbreak, travel restrictions and social distancing in the United States and other countries, business closures or business disruptions, and the effectiveness of actions taken in the United States and other countries to contain and treat the disease.

On April 2, 2020, the Company received a six-month deferral for all principal payments for the Company’s term loans and equipment advances, as described in Note 5 – Long Term Debt, with Silicon Valley Bank. The amount of principal deferred into 2021 amounted to $2.0 million.

On March 24, 2020, the City of Alameda, CA, located in Alameda County, issued an eviction moratorium (“Alameda Moratorium”). The Alameda Moratorium allows tenants up to 12 months to repay rent that became overdue between March 24, 2020 and 30 days after the end of the local public health emergency, and Landlords cannot charge late fees or take punitive action during this period. This deferral began in April 2020 for all rent payments to the Company’s properties located in the City of Alameda. The Company expects to remit payment to the City of Alameda for all rent deferred in FY21. The amount of the payments deferred into 2021 amounted to $0.5 million.

Paycheck Protection Program Note (“PPP Note”)

On April 20, 2020, the Company received a PPP Note from the U.S. Small Business Administration (processed through Silicon Valley Bank) in the amount of $4.9 million administered as part of the PPP. The PPP Note carries an interest rate of 1.0% per annum to be paid only if the PPP Note was not forgiven. The Company intends to use the entire PPP Note amount for qualifying expenses including payroll related expenses, mortgage interest payments, lease payments and utility payments. Under the terms of the PPP Note, certain amounts of the Loan may be forgiven if they are used for qualifying expenses as described in the CARES Act. Currently, the Company is actively applying for forgiveness.

ASTRA SPACE, INC.

NOTES TO FINANCIAL STATEMENTS

2020 Notes

Through-out 2020, the Company closed a number of additional convertible promissory notes under the initial terms of the notes issued on October 1, 2019. The aggregate principal of the notes issued in 2020 amounted to $29.8 million. The issuances were subject to the same terms, conditions, and maturity dates of the October 2019 Convertible Notes described in Note 5 – Long-Term Debt. The notes bear an interest rate of 1.85% or 1.59% and have a maturity date of October 1, 2021.

Pending Litigation

On August 19, 2020, Atmospheric Space Technology Research Associates, L.L.C. (“Atmospheric”) filed a complaint against Astra Space, Inc. (the “Company”) alleging claims for federal unfair competition, federal trademark infringement, California unfair competition, and California common law trademark infringement in the United States District Court for the Northern District of California (the “Complaint”). The Complaint alleged that Atmospheric holds common law rights since 2007 in the ASTRA mark and asserts Atmospheric’s ownership of four United States ASTRA word and design registrations issued in connection with various goods and services, including atmospheric monitoring system hardware and satellites as well as data collection and analysis services in the aerospace field, satellite launching services, custom manufacturing of various satellite components, and related aerospace engineering and design services (the “Atmospheric Registrations”). The Complaint requested an injunction against use of the ASTRA trademark, corrective advertising, and actual and compensatory damages. On December 7, 2020, the Company filed its Answer to the Complaint along with counterclaims for cancellation of one or more of the ASTRA Registrations owned by Atmospheric based on lack of use at the time of the initial filing of the applications. The parties served their initial disclosures on December 31, 2020 and have subsequently served discovery requests on one another. On January 7, 2021, the parties appeared before the court for their case management conference. On January 22, 2021, the judge referred the parties, at their joint request, to one of the court’s magistrate judges for a settlement conference. On January 31, 2021, the Company and Atmospheric entered into a settlement agreement (“Settlement Agreement”) in the amount of $4.25 million to be remitted in February 2021 which will be recorded as a legal accrual by the Company for the year ended December 31, 2020. The Settlement Agreement further stated that by no later than one calendar year from January 31, 2021, Atmospheric will forever cease use of the marks under the ASTRA Registrations, including in connection with any advertising, website displays, or search engine optimization activities and/or in connection with any product, service or related offerings. The Settlement Agreement further requires Atmospheric to transfer ownership of any domain names registered, owned, or controlled by Atmospheric that incorporate or consist of the term “ASTRA” or any similar term within one year of January 31, 2021.

SPAC Merger Plan

On February 2, 2021, the Board of Directors of Holicity Inc., a Delaware corporation (“Holicity,”), unanimously approved an agreement and plan of merger by and among Holicity, Holicity Merger Sub Inc., a wholly owned subsidiary of Holicity (“Merger Sub”), Astra Space, Inc. (“Astra”) and Chris Kemp (“Kemp”), solely in his capacity as representative of the stockholders of Astra (the “Stockholder Representative”) (as it may be amended and/or restated from time to time, the “Merger Agreement”). If the Merger Agreement is adopted by Holicity’s stockholders and the transactions under the Merger Agreement are consummated, Merger Sub will merge with and into Astra with Astra surviving the merger as a wholly owned subsidiary of Holicity (the “Business Combination”). In addition, in connection with the consummation of the Business Combination, Holicity will be renamed “Astra Space, Inc.”, which will be referred to as “New Astra”.

Under the Merger Agreement, Holicity has agreed to acquire all of the outstanding equity interests of Astra for approximately $2.03 billion in aggregate consideration. Astra stockholders will receive consideration in the form of shares of common stock of New Astra. The Company expects the transaction to close in the second quarter of the year ended December 31, 2021.

Series C Financing

On January 28, 2021, the Company entered a stock purchase agreement with certain investors to close the issuance of Series C Convertible Preferred Shares at a cash purchase price of $6.62 per share and a conversion price of $1.33 or $1.71 per share for conversion of outstanding Convertible Notes. The Series C Convertible Preferred Shares will have a par value of $0.000001 per share. The Company issued the Series C Convertible Preferred Shares for a combination of cash of $30.0 million and conversion of outstanding Convertible Notes of $61.0 million, for 4,531,055 and 38,323,292 shares, respectively.

Concurrent with the Series C Financing, the Company adopted and filed with the Secretary State of Delaware the Fourth Amended and Restated Certificate of Incorporation.

Stock Option Grants

Subsequent to December 31, 2019, the Company granted stock options to certain key executives to purchase 1.51 million shares of Common Stock at a weighted average exercise price of $0.43. The options have time-based vesting periods and vest over a period of four years with a term of ten years from the grant date.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.	Indemnification of Directors and Officers.

Section 145 of the DGCL provides, generally, that a corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that such person is or was a director, officer, employee or agent of the corporation against all expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. A corporation may similarly indemnify such person for expenses actually and reasonably incurred by such person in connection with the defense or settlement of any action or suit by or in the right of the corporation, provided that such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, in the case of claims, issues and matters as to which such person shall have been adjudged liable to the corporation, provided that a court shall have determined, upon application, that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which such court shall deem proper.

In accordance with Section 102(b)(7) of the DGCL, Holicity’s charter provides that a director will not be personally liable to Holicity or Holicity’s stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to Holicity or Holicity’s stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL, or (iv) for any transaction from which the director derived an improper personal benefit. No such provision shall eliminate or limit the liability of a director for any act or omission occurring prior to the date when such provision became effective. Accordingly, these provisions will have no effect on the availability of equitable remedies such as an injunction or rescission based on a director’s breach of his or her duty of care.

Holicity’s charter provides that Holicity will indemnify its present and former directors and officers to the maximum extent permitted by the DGCL and that such indemnification will not be exclusive of any other rights to which those seeking indemnification may be entitled under any bylaw provision, agreement, vote of stockholders or disinterested directors or otherwise.

Holicity has entered into indemnification agreements with each of its current directors and executive officers. These agreements require Holicity to indemnify these individuals to the fullest extent permitted under Delaware law against liabilities that may arise by reason of their service to Holicity, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified.

New Astra’s certificate of incorporation will provide for indemnification of New Astra’s directors, officers, employees and other agents to the maximum extent permitted by the DGCL, and New Astra’s bylaws will provide for indemnification of New Astra’s directors, officers, employees and other agents to the maximum extent permitted by the DGCL.

In addition, effective upon the consummation of the Business Combination, New Astra will have entered into indemnification agreements with directors, officers and some employees containing provisions which are in some respects broader than the specific indemnification provisions contained in the DGCL. The indemnification agreements require New Astra, among other things, to indemnify its directors against certain liabilities that may arise by reason of their status or service as directors and to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified.

Item 21.	Exhibits and Financial Statement Schedules.

The following exhibits are filed as part of this registration statement:

Exhibit	Description
2.1*	Business Combination Agreement, dated as of February 2, 2021, by and among Holicity Inc., Holicity Merger Sub Inc. and Astra Space, Inc. (attached to the proxy statement/prospectus which forms a part of this registration statement as Annex A).
3.1*	Certificate of Incorporation of Holicity Inc. (incorporated by reference to Exhibit 3.1 of Holicity’s Form S-1/A (File No. 333-239926), filed with the SEC on August 7, 2020
3.2*	Amended and Restated Certificate of Incorporation of Holicity Inc. (incorporated by reference to Exhibits 3.1 of Holicity’s Current Report on Form 8-K (File No. 001-39426), filed with the SEC on August 10, 2020)
3.3*	Amendment No. 1 to Amended and Restated Certificate of Incorporation of Holicity Inc. (incorporated by reference to Exhibit 3.2 of Holicity’s Current Report on Form 8-K (File No. 001-39426), filed with the SEC on August 10, 2020)
3.4*	Bylaws of Holicity Inc. (incorporated by reference to Exhibit 3.3 of Holicity’s Form S-1/A (File No. 333-239926), filed with the SEC on August 7, 2020)
3.5*	Form of New Astra Charter (included as Annex B to this proxy statement/prospectus).
3.6*	Form of New Astra Bylaws (included as Annex C to this proxy statement/prospectus).
4.1*	Specimen Class A Common Stock Certificate
4.2*	Warrant Agreement, dated as of August 4, 2020, between the Registrant and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 4.1 of Holicity Inc.’s Current Report on Form 8-K (File No. 001-39426), filed with the SEC on August 10, 2020)
5.1*	Opinion of Winston & Strawn LLP as to the validity of the securities being registered.
10.1*	Form of Astra Space, Inc. 2021 Omnibus Incentive Plan (attached to the proxy statement/prospectus which forms a part of this registration statement as Annex F)
10.2*	Form of Subscription Agreement, dated February 2, 2021, by and between Holicity Inc., and the undersigned subscriber party thereto (attached to the proxy statement/prospectus which forms a part of this registration statement as Annex D)
10.3*	Investors’ Rights Agreement, dated February 2, 2021, by and among Holicity Inc., Astra Space, Inc. and certain of its stockholders (incorporated by reference to Exhibit 10.2 of Holicity’s Current Report on Form 8-K (File No. 001-39426), filed with the SEC on February 2, 2021
10.4*	Form of Director Nomination Agreement, by and among Holicity Inc. Astra Space Inc. and
10.5*	Support Agreement, dated as of February 2, 2021, by and among Holicity Inc. and certain Supporting Stockholders of Astra Space, Inc. (incorporated by reference to Exhibit 10.3 of Holicity’s Current Report on Form 8-K (File No. 001-39426), filed with the SEC on February 2, 2021
10.6*	Sponsor Agreement, dated as of February 2, 2021, by and among Pendrell Corporation and Astra Space, Inc. (incorporated by reference to Exhibit 10.4 of Holicity’s Current Report on Form 8-K (File No. 001-39426), filed with the SEC on February 2, 2021
23.1*	Consent of WithumSmith+Brown, PC.
23.2*	Consent of Independent Registered Public Accounting Firm.
23.3*	Consent of Winston & Strawn LLP (included in Exhibit 5.1 hereto).
24.1*	Power of Attorney (included on signature page hereto).
99.1*	Form of Preliminary Proxy Card.
101.INS*	XBRL Instance Document
101.SCH*	XBRL Taxonomy Extension Schema Document
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*	To be filed by amendment.

Item 22.	Undertakings.

The undersigned registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

i.	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

ii.	To reflect in the proxy statement/prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of proxy statement/prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

iii.	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)	That, for the purpose of determining any liability under the Securities Act of 1933, each such post- effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)	That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5)	That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

i.	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

ii.	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

iii.	The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

iv.	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(6)	That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(7)	That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(8)	That every prospectus: (i) that is filed pursuant to the immediately preceding paragraph, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the proxy statement/prospectus pursuant to Item 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Kirkland, State of Washington, on the [●] day of [●], 2021.

Holicity Inc.

By:
Name:	Craig McCaw
Title:	Chief Executive Officer and Director

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints each of Craig McCaw and Steve Ednie his true and lawful attorney-in-fact, with full power of substitution and resubstitution for him or her and in his or her name, place and stead, in any and all capacities to sign any and all amendments including post-effective amendments to this registration statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the SEC, hereby ratifying and confirming all that said attorney-in-fact or his substitute, each acting alone, may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Name	Title	Date

	Chief Executive Officer and Director	, 2021
Craig McCaw	(Principal Executive Officer)

	Chief Investment Officer	, 2021
Randy Russell

	Chief Financial Officer and Secretary	, 2021
Steve Ednie	(Principal Financial and Accounting Officer)

	Director	, 2021
R. Gerard Salemme

	Director	, 2021
Dennis Weibling

	Director	, 2021
Wayne Perry

	Director	, 2021
Cathleen A. Massey

ANNEX A

Business Combination Agreement

A-1

ANNEX B

Proposed Charter

B-1

ANNEX C

New Astra Bylaws

C-1

ANNEX D

Form of Subscription Agreement

D-1

ANNEX E

Form of Director Nomination Agreement

E-1

ANNEX F

Omnibus Astra 2021 Incentive Award Plan

F-1